As filed with the Securities and Exchange Commission on January 16, 2003
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ENTRAVISION COMMUNICATIONS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4833	95-4783236
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404
(310) 447-3870
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

Walter F. Ulloa
Chairman and Chief Executive Officer
2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404
(310) 447-3870
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:
Charles M. Fernandez
President and Chief Executive Officer
Big City Radio, Inc.
110 East 42nd Street, Suite 1305
New York, New York 10017
(212) 599-3510

Lance Jon Kimmel, Esq.	Richard J. Parrino, Esq.
Foley & Lardner	Richard T. Horan, Jr., Esq.
2029 Century Park East, 35th Floor	Hogan & Hartson L.L.P.
Los Angeles, California 90067	8300 Greensboro Drive
(310) 277-2223; Fax: (310) 557-8475	McLean, Virginia 22102
(703) 610-6100; Fax: (703) 610-6200

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement becomes effective and upon the closing of the asset sale described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Class A common stock, par value $0.0001 per share	3,766,478	$9.27	$34,915,251	$3,212

(1)
Estimated solely for purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, based on the average high and low prices of Entravision’s Class A common stock as reported by The New York Stock Exchange on January 13, 2003.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement will become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS JOINT INFORMATION STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. ENTRAVISION MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS JOINT INFORMATION STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to completion, dated January 16, 2003

Big City Radio, Inc.
110 East 42nd Street, Suite 1305
New York, New York 10017

            , 2003

Joint Information Statement/Prospectus

We Are Not Asking You for a Proxy and You are Requested Not to Send Us a Proxy.

Dear fellow stockholder:

Big City Radio is sending you this joint information statement/prospectus to provide you with information about an important transaction affecting your company.

On December 23, 2002, Big City Radio entered into an agreement with Entravision Communications Corporation, a diversified Spanish-language media company, to sell its three Los Angeles area radio stations and related assets to Entravision. Big City Radio will receive $100 million in cash and 3,766,478 shares of Entravision’s Class A common stock for these assets.

Big City Radio’s sale of its three Los Angeles area radio stations to Entravision is one of a series of transactions in which Big City Radio is seeking to sell all of its radio stations in an auction process that it announced in early November 2002. Big City Radio is selling its Los Angeles area radio stations to Entravision and its remaining radio stations to other buyers to raise the funds necessary to pay all principal of, and accrued and unpaid interest on, its 11 1/4% senior discount notes due 2005. Noteholders have accelerated payment of the senior notes as a result of defaults by Big City Radio under these notes. As of the date of this joint information statement/prospectus, Big City Radio has also entered into binding agreements to sell eight of its nine remaining radio stations to three other buyers. None of these transactions, including the sale to Entravision, is conditioned on the completion of the other transactions.

Big City Radio’s board of directors has unanimously approved the asset sale to Entravision and determined that this sale is in the best interests of Big City Radio and its stockholders and creditors. Big City Radio also has obtained stockholder approval of the asset sale in accordance with the requirements of Delaware law and Big City Radio’s certificate of incorporation. The stockholder approval will become effective 20 days after this joint information statement/prospectus is first mailed to our stockholders. This joint information statement/prospectus also serves as notice to our stockholders under Delaware law of the approval of the asset sale by less than unanimous written consent of our stockholders. No further vote or consent of any other stockholder of Big City Radio is necessary to approve the asset sale to Entravision.

You are urged to review carefully this joint information statement/prospectus to consider how the matters discussed will affect you.

You should carefully consider the “ Risk Factors” section beginning on page 13 of this joint information statement/prospectus.

This joint information statement/prospectus is also Entravision’s prospectus for the 3,766,478 shares of its Class A common stock that it will issue to Big City Radio in the asset sale. Entravision’s Class A common stock is traded on The New York Stock Exchange under the symbol “EVC.” The closing sale price of Entravision’s Class A common stock on         , 2003 as reported by The New York Stock Exchange was $             per share.

Big City Radio’s board of directors would like to express its appreciation for your continued interest in Big City Radio.

Sincerely,

Stuart Subotnick
Chairman of the Board of Directors

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this joint information statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This joint information statement/prospectus is dated         , 2003 and is first being mailed on or about                     , 2003.

ADDITIONAL INFORMATION

This joint information statement/prospectus incorporates important business and financial information about Entravision from other documents that are not included in or delivered with this joint information statement/prospectus. These documents are available to you without charge by requesting them in writing, by telephone or over the internet, at the following address:

Entravision Communications Corporation
2425 Olympic Boulevard, Suite 6000 West
Santa Monica, California 90404
Telephone: (310) 447-3870
email: mrowles@entravison.com

To receive timely delivery of these documents, you must request the information no later than             ,  2003.

Please also see “Where You Can Find More Information” beginning on page 112 of this joint information statement/prospectus to obtain further information and learn about other ways that you can receive this information.

i

ii

QUESTIONS AND ANSWERS ABOUT THE ASSET SALE

Q.	What assets will Big City Radio sell to Entravision? (See page 39)

A.	Big City Radio has agreed to sell its three Los Angeles area radio stations, which broadcast as KLYY-FM, KVYY-FM and KSYY-FM, and related assets, to Entravision.

Q.	What will Big City Radio receive for the assets being sold to Entravision? (See page 40)

A.
When the asset sale is completed, Big City Radio will receive from Entravision $100 million in cash and 3,766,478 shares of Entravision’s Class A common stock, which will be listed on The New York Stock Exchange. The number of shares of Entravision’s Class A common stock to be issued to Big City Radio is fixed. Big City Radio’s agreement with Entravision does not contain any price adjustment provisions to protect Big City Radio against a decline in the value of Entravision’s Class A common stock before the asset sale is completed.

Q.	Why is Big City Radio selling these assets? (See page 28)

A.
Big City Radio is selling the Los Angeles area radio stations to Entravision and its remaining radio stations to other buyers in an auction process to raise the funds necessary to pay all principal of, and accrued and unpaid interest on, its 11¼% senior discount notes due 2005. As of January 15, 2003, Big City Radio owed holders of the senior notes approximately $190.7 million, consisting of $174 million of principal and approximately $16.7 million of accrued and unpaid interest.

Q.	Will I receive any of the cash or stock to be paid to Big City Radio by Entravision? (See page 34)

A.
Big City Radio’s board of directors has not determined the disposition of any consideration to be received from Entravision or the other buyers which remains after Big City Radio repays its senior notes and satisfies its other liabilities and obligations, including estimated federal, state and local income taxes in connection with the asset sales and other matters of approximately $14.4 million, after the application of available net operating loss carryforwards. At this time, Big City Radio cannot determine whether any distributions will be made to its stockholders, whether under a plan of dissolution or otherwise. Any distributions to stockholders will depend on various factors, some of which are not within Big City Radio’s control. Because of these uncertainties, Big City Radio cannot assure its stockholders that it will have any assets available for distribution to its stockholders from the proceeds of the asset sales or, if it does have assets available for distribution, that it will make a distribution of any or all of such assets.

Q.	When will the asset sale to Entravision be completed? (See page 41)

A.
Big City Radio and Entravision expect to complete the asset sale on the 20th business day after the date this joint information statement/prospectus is first mailed to Big City Radio’s stockholders. The asset sale is subject to closing conditions, however, including Federal Communication Commission, or FCC, approval that must be obtained to complete the asset sale. Delays in obtaining FCC approval could delay the completion of the asset sale beyond the 20th business day following mailing. In addition, it is possible that the Asset Purchase Agreement with Entravision would be terminated if the required closing conditions have not been satisfied and the asset sale has not been completed by September 23, 2003.

Q.	Will there be a stockholder meeting or vote to approve the asset sale to Entravision? (See page 23)

A.
No. Big City Radio has already obtained stockholder approval of the asset sale by the written consent of the holders of a majority of the voting power of Big City Radio’s common stock. This stockholder approval will become effective 20 days after this joint information statement/prospectus is first mailed to Big City Radio’s stockholders. No vote or consent of any other stockholder of Big City Radio is necessary to complete this sale. Accordingly, Big City Radio is not soliciting any stockholder votes or consents by this joint information statement/ prospectus. This joint information statement/prospectus also serves as notice to Big City Radio’s stockholders under Section 228 of the

Delaware General Corporation Law of the approval of the asset sale by less than unanimous written consent of its stockholders. BIG CITY RADIO IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND BIG CITY RADIO A PROXY.

Q.	What do I need to do now? (See page 23)

A.	You should review carefully this joint information statement/prospectus to consider how the matters discussed will affect you.

Q.	Am I entitled to dissenters’ rights of appraisal? (See page 38)

A.
No. Under Delaware law, which governs Big City Radio and the rights of its stockholders, Big City Radio stockholders are not entitled to dissenters’ rights of appraisal or other rights to demand fair value for their shares of Big City Radio by reason of the sale of assets to Entravision.

Q.	Where can I find more information about Big City Radio and Entravision? (See page 112)

A.	More information about Big City Radio and Entravision is available from various sources described in this joint information statement/prospectus under “Where You Can Find More Information.”

Q.	Who can help answer my additional questions?

A.	If you have any additional questions about the asset sale to Entravision, or would like additional copies of this joint information statement/prospectus, you should contact:

Big City Radio, Inc.
1888 Century Park East
Suite 212
Los Angeles, California 90067
Attention: Paul R. Thomson
Telephone: (310) 556-2489

SUMMARY

This summary highlights information contained elsewhere in this joint information statement/prospectus. It does not contain all the information you should consider. Therefore, you should read the entire joint information statement/prospectus carefully, including “Risk Factors” and the financial data and related notes contained or incorporated by reference herein. Unless otherwise noted, the term “Entravision” refers to Entravision Communications Corporation and its subsidiaries, and the term “Big City Radio” refers to Big City Radio, Inc. and its subsidiaries. Unless specified, all financial information contained or incorporated by reference in this joint information statement/prospectus is information regarding Entravision and its consolidated subsidiaries and Big City Radio and its consolidated subsidiaries, respectively.

The Companies (See pages 50 and 57)

Entravision Communications Corporation
2425 Olympic Boulevard
Suite 6000 West
Santa Monica, California 90404
(310) 447-3870

Entravision is a diversified Spanish-language media company with a unique portfolio of television, radio, outdoor advertising and publishing assets, reaching approximately 80% of all Hispanics in the United States. Entravision’s media assets target the most densely-populated and fastest-growing Hispanic markets in the United States.

Television.    Entravision owns and/or operates 42 primary television stations in growing Hispanic markets that are located primarily in the southwestern United States, including the U.S./Mexican border markets. Entravision is the largest Univision Communications Inc., or Univision, affiliated television group, owning Univision-affiliated stations in 20 of the top 50 Hispanic markets in the United States.

Radio.    Entravision owns and/or operates 58 radio stations in 23 markets, 57 of which are located in the top 50 Hispanic markets in the United States.

Outdoor Advertising.    Entravision owns and operates approximately 11,400 advertising faces located primarily in high-density Hispanic communities in Los Angeles and New York.

Publishing.    Entravision owns El Diario/la Prensa, the oldest major Spanish-language daily newspaper in the United States.

Big City Radio, Inc.
1888 Century Park East
Suite 212
Los Angeles, California 90067
(310) 556-2489

Big City Radio currently owns and operates radio broadcast station groups in Los Angeles, New York and Chicago. Big City Radio was formed in 1994 to acquire radio broadcast properties in or adjacent to major metropolitan markets and utilize innovative engineering techniques and low-cost, ratings-driven operating strategies to develop these properties into successful metropolitan radio stations. To accomplish this objective, Big City Radio has applied a variety of innovative broadcast engineering techniques to the radio broadcast properties it acquires, including Synchronized Total Market Coverage™, or STMC™. STMC™ involves the acquisition of two or more stations which broadcast on the same frequency and then simulcasting their signals to achieve broad coverage of a targeted metropolitan market. In addition to STMC™, Big City Radio may employ other broadcast engineering techniques. These engineering techniques include acquiring suburban radio stations and moving the station’s broadcast antenna closer to the metropolitan market and acquiring high-power stations adjacent to major metropolitan markets and focusing such station’s broadcast signal into the metropolitan area.

The Asset Sale (See page 24)

The Asset Purchase Agreement between Entravision and Big City Radio was signed on December 23, 2002. Entravision and Big City Radio encourage you to read the Asset Purchase Agreement because it is the legal document that governs Big City Radio’s asset sale to Entravision.

Under the Asset Purchase Agreement, Entravision has agreed to purchase certain assets from Big City Radio. The assets consist principally of three radio stations owned and operated by Big City Radio in the greater Los Angeles area, which broadcast as KLYY-FM, KVYY-FM and KSYY-FM.

The total consideration Entravision will pay for these assets at the closing is $100 million in cash and 3,766,478 shares of Entravision’s Class A common stock.

On January 15, 2003, Entravision and Big City Radio entered into the Time Brokerage Agreement following clearance of the asset sale under federal antitrust law. Under this agreement, Entravision is providing programming and related services to the stations it is purchasing from Big City Radio until the asset sale is completed or the Asset Purchase Agreement is terminated.

Reasons for the Asset Sale (See page 28)

Big City Radio is selling its Los Angeles area radio stations to Entravision as part of a series of auction sales of its radio stations to raise the funds necessary to pay all principal of, and accrued and unpaid interest on, its 11¼% senior discount notes due 2005. Noteholders have accelerated payment of the senior notes as a result of defaults by Big City Radio under these notes. After Big City Radio failed on September 15, 2002 to make a semi-annual interest payment due on its senior notes, Big City Radio’s board of directors determined that the auction sale of Big City Radio’s radio properties offered the most timely and achievable strategy to enable Big City Radio to satisfy its payment obligations under its senior notes and to obtain maximum value for its assets. In November 2002, holders of approximately 75% in principal amount of the senior notes acting through an ad hoc committee agreed not to enforce Big City Radio’s payment obligations under its senior notes until at least January 31, 2003 based on existing defaults known to the noteholders as of November 13, 2002. Big City Radio agreed in the forbearance agreement to conduct the auction sale of its radio stations as soon as practicable for aggregate net cash consideration in an amount at least sufficient to pay all principal of, and accrued and unpaid interest on, its senior notes. In January 2003, the forbearance period was extended until March 31, 2003.

Other Big City Radio Station Sales (See page 33)

As of the date of this joint information statement/prospectus, in addition to the asset sale to Entravision, Big City Radio has entered into binding agreements to sell eight of its nine remaining radio stations and related assets to three other buyers. The completion of these sales is subject to initial FCC approval and customary closing conditions. The asset sale to Entravision is not conditioned upon completion of a sale to any other buyer, nor is a sale to any other buyer conditioned upon completion of the asset sale to Entravision.

Regulatory Approvals (See page 36)

In order to complete the asset sale, Big City Radio and Entravision had to make filings with the Antitrust Division of the United States Department of Justice, or DOJ, and the Federal Trade Commission, or FTC, in compliance with federal antitrust law. Before the asset sale closing can occur, the applicable waiting period under this law must expire or be terminated. Early termination of the waiting period was granted on January 10, 2003. Entravision must also receive initial FCC approval for the assignment to it of the FCC licenses for the three Los Angeles area radio stations it will purchase from Big City Radio. To obtain such approval, an application containing required information must be submitted to the FCC. Big City Radio-LA, L.L.C. and Entravision Holdings, LLC submitted an application to the FCC on December 24, 2002.

Conditions to the Asset Sale (See page 44)

The asset sale will not be completed unless customary conditions set forth in the Asset Purchase Agreement are satisfied or waived by Big City Radio or Entravision. Some conditions may not be waived, however, such as receipt of initial approval by the FCC.

Interests of Big City Radio Executive Officers and Directors (See page 32)

Some of Big City Radio’s executive officers and directors identified in this joint information statement/prospectus have interests in the asset sale that are different from, or in addition to, their rights as Big City Radio stockholders. Upon completion of the asset sale to Entravision and the other Big City Radio station sales, some executive officers and directors may become entitled to receive cash severance payments if their employment is subsequently terminated in specified circumstances, and some executive officers may become entitled to receive cash payments based on the difference between their annual compensation and the value of their outstanding stock options.

Comparison of Stockholder Rights (See page 102)

If Big City Radio should determine to distribute to its stockholders some or all of the shares of Entravision’s Class A common stock that Big City Radio will receive in the asset sale, whether under a plan of dissolution or otherwise, you would become a stockholder of Entravision. Your rights as an Entravision stockholder would continue to be governed by Delaware law, but also would be governed by Entravision’s certificate of incorporation and bylaws. For a description of how your rights as an Entravision stockholder would differ from your rights as a Big City Radio stockholder, see “Comparative Rights of Entravision and Big City Radio Stockholders.”

Material Federal Income Tax Consequences (See page 38)

The asset sale to Entravision will be treated as a taxable asset sale. As a result, Big City Radio will recognize gain or loss on the sale in an amount equal to the fair market value of the consideration received (consisting of the fair market value of Entravision’s Class A common stock issued to Big City Radio on the closing date, the cash portion of the purchase price and the liabilities assumed by Entravision, less transaction costs), less Big City Radio’s adjusted tax basis in the assets sold to Entravision. Gain recognized by Big City Radio on the asset sale will be offset to the extent of available net operating losses, subject to applicable limitations. Big City Radio currently expects it will incur federal, state and local income taxes of approximately $14.4 million in connection with the asset sales to Entravision and the other buyers, after the application of available net operating loss carryforwards. See “Unaudited Pro Forma Financial Information of Big City Radio” for a presentation of the pro forma effect of income taxes. Big City Radio’s tax basis in the shares of Entravision’s Class A common stock received in exchange for the assets will equal the fair market value used to calculate Big City Radio’s gain or loss as described above. The asset sale to Entravision, by itself, will have no significant tax consequences to the existing Big City Radio stockholders, except indirectly to the extent of the corporate-level tax consequences to Big City Radio itself. This discussion is intended to provide only a general summary of the material federal income tax consequences to Big City Radio of the asset sale to Entravision. This discussion is not a complete analysis or description of all potential federal income tax consequences of this transaction.

Accounting Treatment (See page 38)

Upon the closing of the asset sale, Big City Radio will remove the assets and assumed liabilities associated with the three Los Angeles area radio stations to be sold in the asset sale from Big City Radio’s consolidated balance sheet and record a gain or loss on the sale of these stations equal to the difference between the fair market value of the consideration received and the current book value of such assets. See “Unaudited Pro Forma Financial Information of Big City Radio” for a presentation of the pro forma effect of the asset sale to Entravision and the other pending station sales.

Termination (See page 45)

The Asset Purchase Agreement may be terminated by either Entravision or Big City Radio in a number of circumstances, in which case the asset sale will not be completed. Events that could permit Entravision or Big City Radio to terminate the Asset Purchase Agreement include material breaches of the Asset Purchase Agreement by either party, the denial in an FCC final order of the application for consent in a final order to the assignment of the licenses for the three Los Angeles area radio stations or the designation of the application for an FCC hearing, and the failure to close the asset sale by September 23, 2003.

If the Asset Purchase Agreement is terminated by Big City Radio because of Entravision’s material breach and failure to cure within the specified period of time, a $1 million deposit paid by Entravision will be forfeited and paid to Big City Radio, but will not constitute liquidated damages. If the Asset Purchase Agreement is terminated for any other reason, the $1 million deposit will be refunded to Entravision.

Consequences of Termination to Big City Radio (See page 45)

Big City Radio expects that, if it fails to complete the asset sale to Entravision, it would seek to obtain other buyers for those assets. In these circumstances, Big City Radio would require additional forbearance from the holders of its senior notes. If Big City Radio is unable to sell its assets for aggregate net cash consideration in an amount at least sufficient to pay all principal of, and accrued and unpaid interest on, its senior notes, or if the holders of the senior notes seek to enforce Big City Radio’s payment obligations under the senior notes before Big City Radio is able to complete payment, Big City Radio may be compelled to seek protection from its creditors under the United States bankruptcy code.

Listing of Entravision Shares (See page 44)

The shares of Entravision’s Class A common stock to be issued to Big City Radio in the asset sale will be listed on The New York Stock Exchange as of the closing date of the asset sale.

Risk Factors (See page 13)

The asset sale to Entravision involves a number of risks, including the following:

•
the FCC may seek to oppose, or impose conditions on, the asset sale to Entravision, which could delay the closing and increase the risk that the holders of Big City Radio's senior notes may seek to exercise their remedies against Big City Radio;

•
failure to complete the asset sale to Entravision could negatively affect Big City Radio’s ability to sell its Los Angeles area radio stations to another buyer on terms or by a date necessary to enable it to repay its senior notes;

•
Big City Radio’s forbearance agreement with some of the holders of its senior notes may not prevent the noteholders or the indenture trustee from exercising remedies against Big City Radio before the asset sale to Entravision is completed; and

•	the value of Entravision’s Class A common stock to be issued to Big City Radio when the asset sale is completed could be less than the value at the time the Asset Purchase Agreement was signed.

You should read and consider carefully the information about these and other risks set forth under the caption “Risk Factors” beginning on page 13.

Summary Historical Financial Data of Entravision
(In thousands, except per share data)

The following table contains summary historical financial data derived from Entravision’s audited financial statements for each of the fiscal years ended December 31, 2001, 2000 and 1999, and the unaudited financial statements for the nine-month periods ended September 30, 2002 and 2001. The summary financial data set forth in the following table should be read in conjunction with Entravision’s audited and unaudited financial statements and the related notes incorporated herein by reference.

The summary historical statement of operations data for the nine months ended September 30, 2002 and 2001 and the summary historical balance sheet data as of such dates are unaudited, but include, in the opinion of Entravision’s management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. The results of operations for the nine months ended September 30, 2002 are not necessarily indicative of results to be expected for the entire year or for any other period.

	Year Ended December 31,			Nine-Month Period Ended September 30,
	2001	2000	1999	2002	2001
				(unaudited)
Statement of Operations Data:
Net revenue:
Television	$91,902	$82,417	$56,846	$82,672	$67,163
Radio	65,479	43,338	2,153	56,348	48,936
Outdoor and publishing	51,527	28,266	—	36,950	39,187

Total net revenue	208,908	154,021	58,999	175,970	155,286

Operating, selling, general and administrative expenses (excluding non-cash stock-based compensation)	142,832	97,587	36,052	121,381	106,827
Corporate expenses	15,636	12,741	5,809	12,076	11,673
Non-cash stock-based compensation(1)	3,243	5,822	29,143	2,499	2,418
Depreciation and amortization	120,017	69,238	15,982	28,292	87,964

Operating income (loss)	(72,820)	(31,367)	(27,987)	11,722	(53,596)

Interest expense, net	(20,978)	(23,916)	(9,591)	(18,491)	(16,842)
Non-cash interest expense relating to related-party beneficial conversion options(2)	—	(39,677)	(2,500)	—	—
Gain (loss) on sale of assets	4,977	—	—	(707)	1,668
Income tax (expense) benefit	22,999	2,934	121	(300)	24,757
Equity in earnings (loss) of nonconsolidated affiliates	27	(214)	—	95	67

Net loss	(65,795)	(92,240)	(39,957)	(7,681)	(43,946)
Accretion of preferred stock redemption value	(10,117)	(2,449)	—	(7,548)	(4,532)

Net loss applicable to common stock	$(75,912)	$(94,689)	$(39,957)	$(15,229)	$(48,478)

Net loss per share, basic and diluted	$(0.66)	$(0.27)		$(0.13)	$(0.42)

Pro forma net loss applicable to common stock(3)		$(88,785)	$(37,579)

Pro forma net loss per share, basic and diluted(3)		$(1.34)	$(1.16)

Other Financial Data:
Broadcast cash flow(4)	$66,076	$56,434	$22,947	$54,589	$48,459
EBITDA as adjusted(4)	50,440	43,693	17,138	42,513	36,786
Cash interest expense	20,946	29,526	9,690	14,371	17,071
Capital expenditures	28,941	23,675	12,825	16,194	21,666
Cash flows from operating activities	11,998	10,608	6,128	21,924	7,407
Cash flows from investing activities	(63,733)	(1,002,300)	(59,063)	(118,748)	(61,774)
Cash flows from financing activities	1,524	1,058,559	51,631	89,985	2,112

	As of December 31,			As of September 30,
	2001	2000	1999	2002	2001
				(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$19,013	$69,224	$2,357	$12,174	$16,969
Intangible assets, including goodwill	1,273,419	1,255,386	152,387	1,370,860	1,297,069
Total assets	1,535,517	1,560,493	205,017	1,641,930	1,557,295
Total long-term debt, including current portion	252,769	254,947	167,306	310,045	253,354
Total stockholders’ equity	987,395	1,055,377	28,011	1,018,577	1,013,370

(1)
Non-cash stock-based compensation consists primarily of compensation expense relating to stock awards granted to Entravision’s employees and consultants and vesting of the intrinsic value of unvested options exchanged in Entravision’s acquisition of Z-Spanish Media Corporation in August 2000.

(2)
Represents non-cash interest expense charges related to the estimated intrinsic value of the conversion options contained in Entravision’s convertible subordinated note to Univision in the amount of $31.6 million in 2000 and $2.5 million in 1999, and the conversion option feature in Entravision’s convertible subordinated note in the amount of $8.1 million in 2000.

(3)
Pro forma net loss applicable to common stock and pro forma basic and diluted net loss per share give effect to Entravision’s reorganization from a limited liability company to a C corporation for federal and state income tax purposes and assume that Entravision was subject to corporate income taxes at an effective combined federal and state income tax rate of 40% before the effect of amortization of non-tax deductible goodwill, non-cash stock-based compensation and non-cash interest expense for each of the three years in the period ended December 31, 1999. The December 31, 2000 statement of operations reflects operations and the related income tax benefit as a C corporation for the period subsequent to Entravision’s reorganization. Pro forma income tax expense is presented for the period from January 1, 2000 through the August 2, 2000 reorganization on the same basis as the preceding years.

(4)
Broadcast cash flow means operating income (loss) before corporate expenses, depreciation and amortization and non-cash stock-based compensation. EBITDA as adjusted means broadcast cash flow less corporate expenses. Entravision uses the term EBITDA as adjusted because that measure does not include non-cash stock-based compensation. Entravision evaluates and projects the liquidity and cash flows of its business using several measures, including broadcast cash flow and EBITDA as adjusted. Entravision considers these measures as important indicators of liquidity relating to the company’s operations, as they eliminate the effects of non-cash depreciation and amortization and non-cash stock-based compensation awards. Entravision uses these measures to evaluate liquidity and cash flows improvement from year to year as they eliminate non-cash expense items. Entravision believes its investors should use these measures because they may provide a better comparability of Entravision’s liquidity to that of its competitors. While Entravision and many in the financial community consider broadcast cash flow and EBITDA as adjusted to be important, they should be considered in addition to, but not as a substitute for or superior to, other measures of financial performance prepared in accordance with accounting principles generally accepted in the United States of America, such as operating income and net income. In addition, Entravision’s definitions of broadcast cash flow and EBITDA as adjusted differ from those of many companies reporting similarly named measures.

Summary Historical Financial Data of Big City Radio
(In thousands, except per share data)

The following table presents summary historical financial data derived from Big City Radio’s audited financial statements for each of the fiscal years ended December 31, 1997, 1998, 1999, 2000 and 2001 and the unaudited financial statements for the nine-month periods ended September 30, 2001 and 2002. The summary financial data set forth in the following table should be read in conjunction with the historical financial statements of Big City Radio and related notes contained in this joint information statement/prospectus.

The summary historical statement of operations data for the nine months ended September 30, 2001 and 2002 and the summary historical balance sheet data as of such dates are unaudited, but include, in the opinion of Big City Radio’s management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. The results of operations for the nine months ended September 30, 2002 are not necessarily indicative of results to be expected for the entire year or for any other period. The historical financial results of Big City Radio are not comparable from period to period because of the acquisition and sale of various broadcasting properties by Big City Radio during the periods covered.

	Year Ended December 31,					Nine-Months Ended September 30,
	1997 (1)(9)	1998 (2)(3)(9)	1999 (4)(5)(9)	2000 (6)(9)	2001 (7)(8)(9)	2001 (9)	2002 (9)
						(unaudited)
Statement of Operations Data:
Gross revenues	$11,731	$15,883	$23,296	$26,820	$22,395	$17,508	$11,282
Net revenues	10,460	14,202	20,604	23,766	20,086	15,705	10,227
Station operating expenses	12,979	17,525	23,566	26,047	21,307	16,731	12,026
Internet operating expenses	—	—	51	1,457	436	421	—
Corporate, general and administrative expenses	1,745	2,527	4,371	3,845	3,610	2,752	2,816
Employment incentives	3,863	808	—	—	—	—	—
Cost of abandonment of station acquisition	—	—	—	550	—	—	—
Impairment loss on goodwill	—	—	—	—	897	—	—
Depreciation and amortization	1,791	2,528	3,812	4,863	4,818	3,748	1,126
Operating loss	(9,918)	(9,186)	(11,196)	(12,966)	(10,982)	(7,947)	(5,741)
Gain on sale of stations	—	—	663	—	2,275	—	—
Interest expense	(4,488)	(12,608)	(16,953)	(18,392)	(21,540)	(15,016)	(15,181)
Other, net	81	(224)	(337)	(83)	11	(197)	(11)
Loss from continuing operations before income taxes	(14,305)	(18,942)	(25,871)	(31,190)	(30,125)	(23,118)	(20,805)
Income tax benefit, net	1,050	1,988	63	63	63	47	47
Deferred income taxes resulting from conversion to C corporation status	(3,350)	—	—	—	—	—	—
Loss from continuing operations before discontinued operations and extraordinary loss	(16,605)	(16,954)	(25,808)	(31,127)	(30,062)	(23,071)	(20,758)
Loss on discontinued operations	—	—	—	(41)	(645)	(447)	(658)
Extraordinary loss on extinguishment of debt, net of income taxes	(313)	(495)	—	—	—	—	—
Net loss	$(16,918)	$(17,449)	$(25,808)	$(31,168)	$(30,707)	$(23,518)	$(21,416)
Basic and dilutive loss per common share:
Continuing operations	$(1.74)	$(1.21)	$(1.83)	$(2.15)	$(2.08)	$(1.59)	$(1.43)
Discontinued operations	—	—	—	—	(0.04)	(0.03)	(0.05)
Extraordinary loss	(0.03)	(0.03)	—	—	—	—	—

Net loss	$(1.77)	$(1.24)	$(1.83)	$(2.15)	$(2.12)	$(1.62)	$(1.48)

	As of December 31,					As of September 30,
	1997	1998	1999	2000	2001	2001	2002
						(unaudited)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$80	$54.151	$10.565	$2,757	$18,194	$177	$3,402
Intangibles, net	54,115	80,309	113,873	110,476	77,063	108,011	76,955
Total assets	60,108	152,082	144,511	129,846	108,445	123,475	90,317
Interest payable	—	—	—	—	5,873	10,815	10,771
Short-term debt	326	1,287	974	36	79	2,275	174,069	(10)
Long-term liabilities	30,142	138,227	153,094	170,917	174,420	174,750	389
Stockholders’ equity (deficiency)	25,032	8,391	(15,935)	(46,929)	(77,627)	(70,438)	(99,043)

(1)
Big City Radio acquired substantially all of the assets of WWHB-FM on April 1, 1997 and WZVU-FM on June 5, 1997 and commenced operations of these stations under a local marketing agreement during December 1996. WWHB-FM and WZVU-FM together with WRGX-FM form a single trimulcast station. The financial statements include the operations of this station since December 1996.

(2)
Big City Radio acquired all of the stock of Radio New Jersey, owner of the FCC licenses of WRNJ-FM and WRNJ-AM on August 14, 1998. Simultaneously at the closing, Big City Radio sold substantially all of the assets of WRNJ-AM to one of the existing stockholders of Radio New Jersey. The remaining WRNJ-FM operates on 107.1 FM and was added to Big City Radio’s New Country Y-107 trimulcast under a local marketing agreement, effective April 28, 1998. The financial statements include the operations of WRNJ-FM since April 1998.

(3)
Big City Radio acquired substantially all of the assets of WCBR-FM and WLRT-FM on August 4 and 7, 1998, respectively. The operations of these stations have been included in the consolidated statements of operations from these dates.

(4)	Big City Radio acquired substantially all of the assets of WDEK-FM and WLBK-AM on February 25, 1999. The financial statements include the operations of these stations from that date.
(5)
Big City Radio acquired substantially all of the assets of KEDJ-FM and KDDJ-FM on July 31, 1999, KBZR-FM on September 22, 1999 and KMYL-FM on September 29, 1999. The operations of these stations have been included in the consolidated statements of operations from these dates.

(6)
Big City Radio acquired substantially all of the assets of United Publishers of Florida, Inc. on November 8, 2000. The financial statements include the operations of United Publishers of Florida, Inc. from that date.

(7)
Big City Radio sold substantially all of the assets of KEDJ-FM, KDDJ-FM, KBZR-FM and KSSL-FM on October 31, 2001. The financial statements include the operations of these stations from their date of acquisition to October 31, 2001, the date on which they were sold. For the year ended December 31, 2001, the gain on sale of stations represents the gain on sales of these stations.

(8)
During 2001, Big City Radio ceased the development and operation of its internet portal, TodoAhora.com. For the year ended December 31, 2001, the impairment loss on goodwill represents the write-off of internet goodwill.

(9)
In June 2002, Big City Radio discontinued its publishing operations. Big City Radio’s consolidated financial statements for all periods presented have been adjusted to reflect the publishing operations as discontinued operations in accordance with SFAS No. 144.

(10)
Big City Radio failed to make a semi-annual interest payment on September 15, 2002 on its 11¼% senior discount notes due 2005. As a result of this payment default and an additional default existing under the senior notes, Big City Radio has reclassified the $174 million principal amount of the senior notes as current liabilities in accordance with SFAS No. 78, “Classification of Obligations that are Callable by a Creditor.”

Market Price and Dividend Information

Entravision

Entravision’s Class A common stock has been listed and traded on The New York Stock Exchange since August 2, 2000 under the symbol “EVC.” The following table sets forth the range of high and low sales prices as reported by The New York Stock Exchange for the Class A common stock for the periods indicated.

	High		Low
Year Ended December 31, 2001
First Quarter		$20.50		$7.00
Second Quarter		$14.80		$8.70
Third Quarter		$13.70		$7.25
Fourth Quarter		$12.66		$8.11
Year Ended December 31, 2002
First Quarter		$16.50		$10.40
Second Quarter		$17.25		$11.50
Third Quarter		$13.25		$8.55
Fourth Quarter		$13.60		$9.30
Year Ending December 31, 2003
First Quarter (through , 2003)	$		$

On December 23, 2002, the last full trading day before the public announcement of the asset sale, the high and low sales prices of Entravision’s Class A common stock as reported by The New York Stock Exchange were $10.45 and $9.80, respectively.

On             , 2003, the last full trading day before the date of this joint information statement/prospectus, the closing price of Entravision’s Class A common stock as reported by The New York Stock Exchange was $            .

On             , 2003, the last full trading day before the date of this joint information statement/prospectus, there were approximately              registered holders of Entravision’s Class A common stock.

Big City Radio

Big City Radio’s Class A common stock is listed and traded on the American Stock Exchange under the symbol “YFM.” The following table sets forth the range of high and low sales prices as reported by the American Stock Exchange for the Class A common stock for the periods indicated.

	High		Low
Year Ended December 31, 2001
First Quarter		$5.00		$1.75
Second Quarter		$4.00		$1.70
Third Quarter		$3.50		$1.50
Fourth Quarter		$2.34		$1.10
Year Ended December 31, 2002
First Quarter		$1.50		$0.77
Second Quarter		$1.40		$0.90
Third Quarter		$1.55		$0.97
Fourth Quarter		$2.50		$0.10
Year Ending December 31, 2003
First Quarter (through , 2003)	$		$

On December 20, 2002, the last full trading day on which Big City Radio’s Class A common stock traded before the public announcement of the asset sale, the high and low sales prices of Big City Radio’s Class A common stock as reported by the American Stock Exchange were $.39 and $.26, respectively.

On             , 2003, the last full trading day before the date of this joint information statement/prospectus, the closing price of Big City Radio’s Class A common stock as reported by the American Stock Exchange was $             .

On             , 2003, the last full trading day before the date of this joint information statement/prospectus, there were approximately              registered holders of Big City Radio’s Class A common stock.

Big City Radio’s Class A common stock may be subject to delisting from the American Stock Exchange. If the American Stock Exchange delists the Class A common stock, the liquidity and market price of the Class A common stock would be adversely affected. For information about a possible delisting of Big City Radio’s Class A common stock, see “Information About Big City Radio—Possible Delisting of Big City Radio Class A Common Stock.”

Comparative Share Prices

The following table sets forth the per share closing sales prices of Entravision’s Class A common stock and Big City Radio’s Class A common stock on December 23, 2002, which was the last trading day before the public announcement of the asset sale, December 31, 2002, which was the last trading day of 2002, and             , 2003, which was the last full trading day before the date of this joint information statement/prospectus:

	Entravision Class A Common Stock		Big City Radio Class A Common Stock
December 23, 2002		$10.35		$0.32	(1)
December 31, 2002		$9.98		$1.70
, 2003	$		$

(1)	December 20, 2002 was the last day on which Big City Radio’s Class A common stock traded before the public announcement of the asset sale.

Following the asset sale, Entravision’s Class A common stock will continue to be listed on The New York Stock Exchange. Big City Radio’s stockholders are urged to obtain current quotations for the market prices of Entravision’s Class A common stock. The value of Entravision’s Class A common stock to be issued to Big City Radio on the closing date of the asset sale could be less than the value at the time the Asset Purchase Agreement was signed on the date of this joint information statement/prospectus.

Dividend Policy

Entravision has never declared or paid any cash dividends on its common stock. Entravision currently intends to retain all future earnings, if any, to fund the development and growth of its business and does not anticipate paying any cash dividends on its common stock in the foreseeable future. In addition, Entravision’s bank credit facility, the indenture governing its 8 1/8% senior subordinated notes due 2009 and the terms of Entravision’s outstanding preferred stock restrict its ability to pay dividends on its common stock.

Big City Radio has never declared or paid any cash dividends on its common stock. Any future determination with respect to the payment of dividends will be within the sole discretion of Big City Radio’s board of directors and will depend upon, among other things, Big City Radio’s earnings, capital requirements, proposed federal tax legislation, the terms of then existing indebtedness, applicable requirements of Delaware law, general economic conditions and other factors considered relevant by Big City Radio’s board of directors.

RISK FACTORS

You should carefully consider the following risk factors together with all of the other information contained or incorporated by reference in this joint information statement/prospectus.

Risks Related to the Asset Sale

The FCC may oppose or impose conditions on the asset sale that may delay the completion of the asset sale and reduce the anticipated benefits of the asset sale to Entravision and Big City Radio.

The asset sale to Entravision is subject to prior initial approval by the FCC under the Communications Act of 1934 as amended, or the Communications Act. The FCC could seek to prevent completion of the asset sale or condition approval of the asset sale on Entravision’s agreement to divest itself of other assets or to accept other restrictions or conditions with respect to its operations. Such opposition to the asset sale or the imposition of such restrictions or conditions could:

•
delay completion of the asset sale and increase the risk that the holders of Big City Radio’s senior notes may seek to exercise their remedies against Big City Radio, which could result in Big City Radio having to seek protection from its creditors under the United States bankruptcy code;

•
diminish the anticipated benefits of the asset sale to Entravision and its stockholders, and to Big City Radio and its stockholders, by adversely affecting Entravision’s operations after completion of the transaction; and

•	result in additional transaction costs and other effects associated with uncertainty about the timing of the completion of the asset sale.

Failure to complete the asset sale to Entravision could negatively affect Big City Radio’s ability to sell its Los Angeles area radio stations to another buyer at a price or by a date necessary to enable Big City Radio to repay its senior notes.

If the asset sale to Entravision is not completed for any reason, Big City Radio may not be able to dispose of its Los Angeles area radio stations for a price at least equal to the price Entravision has agreed to pay for those assets or on other terms at least as favorable to Big City Radio. In addition, Big City Radio may be unable to find another buyer for the Los Angeles area radio stations or complete a sale to such a buyer by a date which is acceptable to the holders of its senior notes. Any failure by Big City Radio to complete a timely sale of its Los Angeles area stations at a price, together with the prices received in the other Big City Radio station sales, sufficient to generate required proceeds under the forbearance agreement could result in Big City Radio having to seek protection from its creditors under the United States bankruptcy code.

Big City Radio’s forbearance agreement with some holders of its senior notes may not prevent action by the noteholders or the indenture trustee to exercise their remedies against Big City Radio before the asset sale is completed.

In consideration for Big City Radio’s agreement to sell its radio stations to raise the funds necessary to pay all principal of, and accrued and unpaid interest on, its senior notes, holders of approximately 75% in principal amount of the senior notes acting through an ad hoc committee have agreed not to enforce Big City Radio’s payment obligations under the senior notes until March 31, 2003, based on existing defaults known to the noteholders as of November 13, 2002. The forbearance agreement may not prevent the exercise of remedies by the noteholders or the indenture trustee against Big City Radio before the asset sale is completed because:

•
the noteholders that are parties to the forbearance agreement may refuse to extend the term of the agreement if, among other reasons, they determine that Big City Radio has not made satisfactory progress in selling its radio stations;

•
the forbearance agreement is limited to existing defaults known to the noteholders as of November 13, 2002, and does not prevent the noteholders from exercising remedies for defaults unknown to the noteholders as of that date or arising after that date;

•	the noteholders may terminate the forbearance agreement upon a failure by Big City Radio to comply with the terms of the forbearance agreement;

•
the noteholders may terminate the forbearance agreement if Big City Radio or the buyer under any current asset purchase agreement, including the Asset Purchase Agreement, fails to comply with the terms of the applicable agreement, or if any such asset purchase agreement is terminated or modified in any material respect; and

•	remedies may be exercised by the trustee under the senior notes indenture or by the noteholders who are not parties to the forbearance agreement, none of whom is bound by the agreement.

If the noteholders or the indenture trustee were to seek to enforce their remedies, Big City Radio may be compelled to seek protection from its creditors under the United States bankruptcy code. For more information regarding the terms of the forbearance agreement, see “Information About Big City Radio—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The value of Entravision’s Class A common stock to be issued to Big City Radio when the asset sale is completed could be less than the value at the time the Asset Purchase Agreement was signed.

The Asset Purchase Agreement does not contain any price adjustment provisions designed to protect Big City Radio against a decline in the value of Entravision’s Class A common stock before Big City Radio receives the stock at the completion of the asset sale. The number of shares of Entravision’s Class A common stock to be issued as consideration in the asset sale is fixed at 3,766,478 shares in the Asset Purchase Agreement and will not be adjusted based on changes in market price to ensure that Big City Radio receives shares with a specified value. When the Asset Purchase Agreement was signed, the shares to be issued to Big City Radio were valued at $40 million based on a price of $10.62 per share, which represented the average closing price of the shares as reported by The New York Stock Exchange for the 20 consecutive trading days ending on December 18, 2002. The market price of Entravision’s Class A common stock will vary from the price of $10.62 per share before the closing of the asset sale because of changes in the business, operations or prospects of Entravision, market assessments of the likelihood that the asset sale will be completed and the timing of completion, general market and economic conditions and other factors that may be beyond the parties’ control. If the market price of Entravision’s Class A common stock is less than $10.62 per share at the time Entravision and Big City Radio complete the asset sale, the portion of the purchase price represented by the shares on the closing date will be less than $40 million. Based on the closing sale price of Entravision’s Class A common stock as reported by The New York Stock Exchange on                     , 2003, the last full trading day before the date of this joint information statement/prospectus, the shares to be issued to Big City Radio had an aggregate value of approximately $             million.

If and when Big City Radio seeks to sell its Entravision shares after completion of the asset sale, it may not be able to do so for a price that approximates the closing date value.

Big City Radio may be required to sell at least a portion of its shares of Entravision’s Class A common stock after completion of the asset sale to generate additional cash to repay its senior notes and to satisfy its other liabilities and obligations. For so long as Big City Radio holds shares of Entravision’s Class A common stock, it will be subject to the risk that the market price of the shares may decline as a result of, among other factors, the risks described below under “Risks Related to Entravision’s Business.” Big City Radio may not be able to sell its shares of Entravision’s Class A common stock for a price equal to the market price of Entravision’s Class A common stock on the closing date of the asset sale.

If Entravision does not successfully integrate the acquired radio stations into its overall business strategy, Entravision may fail to realize some or all of the potential benefits of the asset sale, which could adversely affect the market price of its Class A common stock.

In an effort to integrate the three Los Angeles area radio stations to be acquired from Big City Radio into its overall business strategy, Entravision intends to consider various options. These options include implementing changes to the programming format, and may also include selling one or two of the stations. If Entravision fails to integrate the stations successfully into its overall business strategy, it may not achieve the intended benefits of the asset sale. Some of these potential benefits include lower operating costs, lower promotional costs, the opportunity for cross-promotion and faster revenue growth. If Entravision’s earnings per share are less than, or its loss per share is greater than, the earnings (or loss) Entravision would have been realized if it had not acquired the three Los Angeles area radio stations from Big City Radio, the price of Entravision’s Class A common stock could decrease. There can be no assurance that Entravision will achieve revenue growth, cost savings or other economies of scale as a result of the asset sale which are sufficient to offset the potentially dilutive impact of its issuance of Class A common stock to Big City Radio.

Big City Radio cannot determine at this time whether it will make any distributions of proceeds from the Entravision asset sale or the other Big City Radio station sales to its stockholders or the amount or timing of any such distributions.

Big City Radio cannot determine at this time whether or when it will make any distributions of proceeds from the Entravision asset sale or the other Big City Radio station sales to its stockholders, whether under a plan of dissolution or otherwise, or the amount of any such distributions. Those determinations will depend on various factors, some of which are not within Big City Radio’s control, including the following:

•
whether, in the judgment of Big City Radio’s board of directors, it is in the best interests of Big City Radio and its stockholders, to distribute any remaining assets to Big City Radio’s stockholders or to seek to deploy those assets into new operations;

•	the dates on which the asset sale with Entravision and the other pending Big City Radio station sales are completed;

•	whether these asset sales are completed;

•	the prices at which Big City Radio is able to sell the shares of Entravision’s Class A common stock it will receive in the asset sale, if Big City Radio determines to sell some or all of these shares;

•	the amount of Big City Radio’s liabilities and other obligations to be paid in the future;

•	the resolution of pending litigation and other contingent liabilities;

•	the outcome of pending or proposed tax legislation; and

•	general business and economic conditions.

Because of the foregoing uncertainties, Big City Radio cannot assure its stockholders that it will have any assets available for distribution to its stockholders from the proceeds of the asset sales or, if it does have assets available for distribution, that it will make a distribution of any or all of such assets.

Risks Related to Entravision’s Business

Entravision has a history of losses that, if continued, could adversely affect the market price of its securities and its ability to raise capital.

Entravision had net losses of approximately $7.7 million and $43.9 million for the nine-month periods ended September 30, 2002 and 2001, respectively, and net losses of approximately $65.8 million, $92.2 million and $40 million for the years ended December 31, 2001, 2000 and 1999, respectively. In addition, Entravision had pro forma net losses applicable to common stock of $88.8 million and $37.6 million for the years ended December 31, 2000 and 1999, respectively. Entravision had net losses applicable to common stock of $15.2 million and $48.5 million for the nine-month periods ended September 30, 2002 and 2001, respectively, and $75.9 million and $94.7 million for the years ended December 31, 2001 and 2000, respectively. If Entravision cannot generate profits in the future, its failure to do so could adversely affect the market price of its securities, which in turn could adversely affect Entravision’s ability to raise additional equity capital or to incur additional debt.

If Entravision cannot raise required capital, it may have to curtail existing operations and its future growth through acquisitions.

Entravision may require significant additional capital for future acquisitions and general working capital and debt service needs. If Entravision’s cash flow and existing working capital are not sufficient to fund future acquisitions and its general working capital and debt service requirements, Entravision will have to raise additional funds by selling equity, refinancing some or all of its existing debt or selling assets or subsidiaries. None of these alternatives for raising additional funds may be available on acceptable terms to Entravision or in amounts sufficient for it to meet its requirements. In addition, Entravision’s ability to raise additional funds is limited by the terms of its bank credit facility and the indenture governing its senior subordinated notes. Entravision’s failure to obtain any required new financing may prevent future acquisitions and have a material adverse effect on its ability to grow through acquisitions.

Entravision’s substantial level of debt could limit its ability to grow and compete.

As of December 31, 2002, Entravision had approximately $66 million of debt outstanding under its bank credit facility, and $225 million principal amount of its senior subordinated notes. In addition, Entravision expects to draw down from its bank credit facility to pay the cash portion of the total consideration to be paid to Big City Radio to acquire the Los Angeles area radio stations.

A significant portion of Entravision’s cash flow from operations will be dedicated to servicing its debt obligations, and its ability to obtain additional financing may be limited. Entravision may not have sufficient future cash flow to meet its debt payments, or it may not be able to refinance any of its debt at maturity. Entravision has pledged substantially all of its assets to its lenders as collateral. Entravision’s lenders could proceed against the collateral to repay outstanding indebtedness if Entravision is unable to meet its debt service obligations. If the amounts outstanding under Entravision’s bank credit facility are accelerated, its assets may not be sufficient to repay in full the money owed to such lenders.

Entravision’s substantial indebtedness could have important consequences to its business, such as:

•	limiting its ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of its growth strategy or other purposes; and

•	placing Entravision at a disadvantage compared to those of its competitors who have less debt.

The indenture for the senior subordinated notes and the credit agreement governing Entravision’s bank credit facility contain various covenants that limit management’s discretion in the operations of Entravision’s business and could limit Entravision’s ability to grow and compete.

The indenture governing Entravision’s senior subordinated notes and the credit agreement governing Entravision’s bank credit facility contain various provisions that limit Entravision’s ability to:

•	incur additional debt and issue preferred stock;

•	pay dividends and make other distributions;

•	make investments and other restricted payments;

•	create liens;

•	sell assets; and

•	enter into certain transactions with affiliates.

These provisions restrict management’s ability to operate Entravision’s business in accordance with management’s discretion and could limit Entravision’s ability to grow and compete.

If Entravision fails to comply with any of its financial covenants or ratios under its financing agreements, its lenders could:

•	elect to declare all amounts borrowed to be immediately due and payable, together with accrued and unpaid interest; and/or

•	terminate their commitments, if any, to make further extensions of credit.

In addition, a breach of some of the restrictions or covenants under the indenture governing the senior subordinated notes, or an acceleration by its senior secured lenders of Entravision’s obligations to them, would cause a default under the senior subordinated notes. Entravision may not have, or be able to obtain, sufficient funds to make accelerated payments, including payments on the senior subordinated notes, or to repay the senior subordinated notes in full after Entravision pays its senior secured lenders to the extent of their collateral.

Entravision’s failure to maintain its FCC broadcast licenses could cause a default under Entravision’s bank credit facility and cause an acceleration of its indebtedness.

Entravision’s bank credit facility requires Entravision to maintain its FCC licenses. If the FCC were to revoke any of Entravision’s material licenses, its lenders could declare all amounts outstanding under the bank credit facility to be immediately due and payable. If Entravision’s indebtedness is accelerated, it may not have sufficient funds to pay the amounts owed.

Cancellations or reductions of advertising could adversely affect Entravision’s results of operations.

Entravision does not obtain long-term commitments from its advertisers, and advertisers may cancel, reduce or postpone orders without penalty. Cancellations, reductions or delays in purchases of advertising could adversely affect Entravision’s revenue, especially if it is unable to replace such purchases. Entravision’s expense levels are based, in part, on expected future revenue and are relatively fixed once set. Therefore, unforeseen fluctuations in advertising sales could adversely impact Entravision’s operating results.

Univision’s ability to exert significant influence over Entravision’s business may make some transactions difficult or impossible to complete without Univision’s support.

Univision, as the holder of all of Entravision’s Class C common stock, has the ability to exert significant influence over material decisions relating to Entravision’s business. This influence includes the right to elect two of Entravision’s directors and the right to approve material decisions involving Entravision, including any merger, consolidation or other business combination, any dissolution of Entravision and any assignment of the FCC licenses for any of Entravision’s Univision-affiliated television stations. In connection with Univision’s proposed merger with Hispanic Broadcasting Corporation, the two Univision-elected directors resigned from Entravision’s board of directors in August 2002 to avoid any potential conflict of interest arising out of that transaction, and those board seats have remained vacant since that time. Univision’s ownership interest may have the effect of delaying, deterring or preventing a change in control of Entravision and may make some transactions more difficult or impossible to complete without Univision’s support.

Entravision’s television ratings and revenue could decline significantly if its affiliation relationship with Univision or Univision’s programming success changes in an adverse manner.

If Entravision’s affiliation relationship with Univision changes in an adverse manner, or if Univision’s programming success diminishes, Entravision’s ability to generate television advertising revenue on which its television business depends could be negatively affected. Univision’s ratings might decline or Univision might not continue to provide programming, marketing, available advertising time and other support to its affiliates on the same basis as currently provided. Additionally, by aligning itself closely with Univision, Entravision might forego other opportunities that could diversify its television programming and avoid dependence on Univision’s television networks. Univision’s relationships with Grupo Televisa, S.A. de C.V. and Corporacion Venezolana de Television, C.A., or Venevision, are important to Univision’s, and consequently Entravision’s, continued success.

Because three of Entravision’s directors and officers, and stockholders affiliated with them, hold the majority of Entravision’s voting power, they can ensure the outcome of most matters on which Entravision’s stockholders vote.

As of the date of this joint information statement/prospectus, Walter F. Ulloa, Philip C. Wilkinson and Paul Zevnik, each of whom is a director and officer of Entravision, together hold approximately 75% of the combined voting power of Entravision’s outstanding shares of common stock. In addition to their shares of Entravision’s Class A common stock, collectively they own all of the issued and outstanding shares of Entravision’s Class B common stock, which have ten votes per share on any matter subject to a vote of the stockholders. Accordingly, Messrs. Ulloa, Wilkinson and Zevnik have the ability to elect each of the members of Entravision’s board of directors, other than the two members of Entravision’s board of directors elected by Univision (which seats are currently vacant). Messrs. Ulloa, Wilkinson and Zevnik have agreed contractually to vote their shares to elect themselves and a representative of TSG Capital Fund III, L.P. as directors of Entravision. Messrs. Ulloa, Wilkinson and Zevnik, acting in concert, also have the ability to control the outcome of most matters requiring stockholder approval. This control may discourage certain types of transactions involving an actual or potential change of control of Entravision, such as a merger or sale of Entravision.

Displacement of any of Entravision’s low-power television stations could cause its ratings and revenue for any such station to decrease.

A significant portion of Entravision’s television stations are licensed by the FCC for low-power service only. Entravision’s low-power television stations operate with far less power and coverage than its full-power stations. The FCC rules under which Entravision operates provide that low-power television stations are treated as a secondary service. If any or all of Entravision’s low-power stations are found to cause interference to full-power stations, Entravision would be required to eliminate the interference or terminate service. As a result of the FCC’s initiation of digital television service and actions by Congress to reclaim broadcast spectrum, channels 52-69, previously used for broadcasting, will be cleared and put up for auction generally to wireless services or assignment to public safety services. In a few urban markets where Entravision operates, including Washington, D.C. and San Diego, there are a limited number of alternative channels to which Entravision’s low-power television stations could migrate as they are displaced by full-power digital broadcasters and non-broadcast services. If Entravision is unable to move the signals of its low-power television stations to replacement channels to the extent legally required, it may be unable to maintain the same level of service, which could harm its ratings and advertising revenue or, in the worst case, cause Entravision to discontinue operations at those low-power television stations.

Entravision may have difficulty meeting certain FCC deadlines to comply with the required conversion to digital television, and such conversion may not result in commercial benefit unless there is sufficient consumer demand.

The FCC required full-power television stations in the United States to begin broadcasting a digital television, or DTV, signal by May 1, 2002. The FCC has allocated an additional television channel to most such station owners so that each full-power television station can broadcast a DTV signal on the additional channel while continuing to broadcast an analog signal on the station’s original channel. As part of the transition from analog to DTV, full-power television station owners may be required to stop broadcasting analog signals and relinquish their analog channels to the FCC by 2006 if the market penetration of DTV receivers reaches certain levels by that time.

Entravision’s full-power television stations did not meet the May 1, 2002 deadline to begin broadcasting a DTV signal. In some cases, the inability to meet the deadline resulted from the FCC having not yet granted construction permits authorizing Entravision to build the facilities necessary to operate on Entravision’s allocated DTV channels. Some of Entravision’s other full-power television stations received construction permits from the FCC, but were not able to finish construction and begin broadcasting DTV signals before the May 1, 2002 deadline. The FCC granted Entravision extensions to complete construction of DTV facilities for Entravision’s full-power television stations that have received construction permits. These extensions will expire on May 1, 2003, unless further extended by the FCC. Entravision intends to complete construction of DTV facilities and commence DTV operations by constructing low-power facilities, as permitted by the FCC’s rules described in the next paragraph.

FCC rules allow Entravision to satisfy the obligation for its full-power television stations to begin broadcasting a DTV signal by broadcasting a signal that serves at least each full-power television station’s applicable community of license. In most instances, this rule permits Entravision to install temporary DTV facilities of a lower power level, which does not require the initial degree of capital investment that Entravision had anticipated to meet the requirements of its stations’ DTV authorizations. Entravision’s initial cost of converting its full-power stations to DTV, therefore, is considerably lower than it would have been if it were required to operate initially at the full signal strength provided for by its DTV authorizations.

Because Entravision’s full-power television stations rely on “must carry” rights to obtain cable carriage, new laws or regulations that eliminate or limit the scope of Entravision’s cable carriage rights could have a material adverse impact on its television operations.

Under the Cable Television Consumer Protection and Competition Act of 1992, or the Cable Act, each broadcast station is required to elect, every three years, to exercise the right either to require cable television system operators in its local market to carry its signal, or to prohibit cable carriage or condition it upon payment of a fee or other consideration. Under these “must carry” provisions of the Cable Act, a broadcaster may demand carriage on a specific channel on cable systems within its market. These “must carry” rights are not absolute, and under some circumstances, a cable system may decline to carry a given station. Entravision’s television stations, for the most part, elected “must carry” on local cable systems for the three-year election period which commenced January 1, 2003. The required election date for the next three-year election period commencing January 1, 2006 will be October 1, 2005.

The future of “must carry” rights is uncertain, especially as they relate to the extent of carriage of DTV stations. The FCC is developing rules to govern the obligations of cable television systems to carry local television stations during and following the transition from analog to DTV broadcasting. Entravision cannot predict what final rules the FCC ultimately will adopt or what effect those rules will have on its business.

Current FCC rules generally relate only to the carriage of analog television signals. The extent of the “must carry” rights television stations will have after they make the transition to DTV is not certain. So long as Entravision continues to broadcast in analog mode, the FCC has not yet required cable operators to carry Entravision’s digital signal. New laws or regulations that eliminate or limit the scope of Entravision’s cable carriage rights could have a material adverse impact on its television operations.

Entravision’s low-power television stations do not have cable “must carry” rights. Entravision may face future uncertainty with respect to the availability of cable carriage for its stations in seven markets where Entravision currently holds only a low-power license.

The policies of direct broadcast satellite companies may make it more difficult for their customers to receive Entravision’s local broadcast station signals.

The Satellite Home Viewer Improvement Act of 1999, or SHVIA, allows direct broadcast satellite, or DBS, television companies, which are currently DirecTV and EchoStar/Dish Network, for the first time to transmit local broadcast television station signals back to their subscribers in local markets. In exchange for this privilege, however, SHVIA requires that in television markets in which a DBS company elects to pick up and retransmit any local broadcast station signals, the DBS provider must also offer to its subscribers signals from all other qualified local broadcast television stations in that market. Entravision broadcast television stations in markets for which DBS operators have elected to carry local stations have sought to qualify for carriage under this “carry one/carry all” rule.

A controversy has arisen in the manner in which EchoStar/Dish Network has implemented the carry one/carry all rule. In order to get signals from all local stations, including the signals from Entravision’s stations, EchoStar/Dish Network subscribers were being required to install a second receiving dish to receive all of the local stations in some markets. This was an inconvenience for the typical DBS subscriber and, as a result, limited the size of the viewership for Entravision’s stations available only on the “second dish” under the carry one/carry all rule. The FCC has determined that EchoStar/Dish Network cannot require use of a second dish for carriage of local signals. EchoStar/Dish Network must implement alternative methods of complying with its SHVIA obligations, which has not resulted in EchoStar/Dish Network delivering certain of Entravision’s stations to its customers’ primary dish. EchoStar/Dish Network has petitioned the FCC for reconsideration of this decision, and other parties have asked for review as to whether EchoStar/Dish Network was entitled to comply by any means other than by placing all television stations on the same dish. At this time, Entravision cannot predict the outcome of this dispute or its effect on Entravision’s stations’ ability to reach viewers who subscribe to EchoStar/Dish Network services.

Risks Related to Entravision’s Capital Structure

Stockholders who desire to change control of Entravision may be prevented from doing so by provisions of Entravision’s first restated certificate of incorporation, the credit agreement governing Entravision’s bank credit facility and the indenture governing its senior subordinated notes. In addition, other agreements contain provisions that could discourage a takeover.

Entravision’s first restated certificate of incorporation could make it more difficult for a third party to acquire Entravision, even if doing so would benefit Entravision’s stockholders. The provisions of Entravision’s certificate of incorporation could diminish the opportunities for a stockholder to participate in tender offers. In addition, under Entravision’s certificate of incorporation, its board of directors may issue preferred stock on terms that could have the effect of delaying or preventing a change in control of Entravision. The issuance of preferred stock could also negatively affect the voting power of holders of Entravision’s common stock. The provisions of Entravision’s certificate of incorporation may have the effect of discouraging or preventing an acquisition or sale of its business.

In addition, the agreements governing Entravision’s indebtedness and the senior subordinated notes contain limitations on Entravision’s ability to enter into a change of control transaction. Under these agreements, the occurrence of a change of control, in some cases after notice and grace periods, would constitute an event of default permitting acceleration of Entravision’s outstanding indebtedness.

The issuance by Entravision of preferred stock could adversely affect the rights of Entravision’s other stockholders.

Entravision’s certificate of incorporation authorizes Entravision’s board of directors to issue up to 50,000,000 shares of preferred stock in one or more series, to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of preferred stock, to fix the number of shares constituting any such series, and to fix the designation of any such series, without further vote or action by its stockholders. The terms of any series of preferred stock, which may include priority claims to assets and dividends and special voting rights, could adversely affect the rights of the holders of common stock and thereby reduce the value of Entravision’s common stock. Entravision has 5,865,102 million shares of Series A mandatorily redeemable convertible preferred stock, or Series A preferred stock, outstanding. The issuance of preferred stock, coupled with the concentration of the voting power of common stock in three of Entravision’s directors and executive officers, could discourage transactions involving an actual or potential change in control of Entravision. These include transactions in which the holders of common stock might otherwise receive a premium for their shares over then current prices and may limit the ability of such stockholders to approve transactions which they may deem to be in their best interests.

If the holders of Entravision’s Series A preferred stock exercise their option to redeem their preferred stock on or after April 19, 2006, Entravision may not have sufficient funds to do so and it may be in default under the terms of its bank credit facility and/or the senior subordinated notes.

The holders of a majority of Entravision’s Series A preferred stock have the right on or after April 19, 2006 to require Entravision to redeem any or all of their preferred stock at the original issue price plus accrued dividends. On April 19, 2006, such redemption price would be approximately $143.5 million, and would continue to accrue a dividend of 8.5% per year. If Entravision has sufficient funds under Delaware law to pay the redemption price, but is prevented from redeeming this preferred stock because of restrictions in its indenture governing the senior subordinated notes and/or its bank credit facility, Entravision would be in violation of the terms of the Series A preferred stock. In such event, Entravision may be in default under its bank credit facility and the holders of the Series A preferred stock may be able to obtain a judgment against Entravision. Any such judgment may be found to be pari passu with the claims of the holders of the senior subordinated notes. In the event a judgment is obtained and remains unpaid, or the Series A preferred stock is paid in violation of Entravision’s bank credit facility or the indenture governing the senior subordinated notes, Entravision would be in default under its bank credit facility and the senior subordinated notes and it could be obligated to repay the obligations under its bank credit facility, if accelerated, and the senior subordinated notes, if accelerated. Entravision may not have sufficient funds at that time to pay all of its obligations in such event.

FORWARD-LOOKING STATEMENTS

This joint information statement/prospectus contains or incorporates by reference forward-looking statements, including statements concerning Entravision’s and/or Big City Radio’s expectations of future revenue, expenses, the outcome of their respective growth and acquisition strategies and the projected growth of the Hispanic population in the United States. Forward-looking statements often include words or phrases such as “will likely result,” “expect,” “will continue,” “anticipate,” “may,” “estimate,” “intend,” “plan,” “project,” “outlook,” “seek” or similar expressions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Entravision’s and Big City Radio’s control. These risks and uncertainties are difficult to predict and could cause actual results to differ materially from those expressed in the forward-looking statements. Factors which could cause actual results to differ from expectations include those discussed under “Risk Factors.” Entravision’s and Big City Radio’s respective results of operations may be adversely affected by one or more of these factors. These factors do not include all factors which might affect Entravision’s and Big City Radio’s respective business and financial condition. Entravision and Big City Radio caution you not to place undue reliance on these forward-looking statements, which reflect their respective management’s view only as of the date of this joint information statement/prospectus. Entravision and Big City Radio do not intend, and undertake no obligation, to update any forward-looking statement, except to the extent required by law.

Market data and industry and statistical information contained or incorporated by reference in this joint information statement/prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some of this information is also based on Entravision’s and Big City Radio’s good faith estimates, which are derived from a review of internal surveys, as well as the independent sources referred to above. Although Entravision and Big City Radio believe that these sources are reliable, Entravision and Big City Radio have not independently verified the information derived from these sources and cannot guarantee its accuracy or completeness.

APPROVAL OF THE ASSET SALE BY BIG CITY RADIO STOCKHOLDERS

Big City Radio has obtained stockholder approval of the asset sale and the Asset Purchase Agreement under Delaware law and Big City Radio’s amended and restated certificate of incorporation. This stockholder approval of the asset sale to Entravision will become effective 20 days after this joint information statement/prospectus is first mailed to Big City Radio’s stockholders. No vote or consent of any other stockholder of Big City Radio is necessary to approve and adopt the asset sale and the Asset Purchase Agreement. Accordingly, Big City Radio is not soliciting any stockholder votes or consents by this joint information statement/prospectus. BIG CITY RADIO IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND BIG CITY RADIO A PROXY.

At a meeting held on December 23, 2002, Big City Radio’s board of directors unanimously approved the asset sale and the Asset Purchase Agreement and determined that the asset sale and the Asset Purchase Agreement are in the best interests of Big City Radio and its stockholders and creditors. Big City Radio’s board of directors also recommended that, to the extent required by law, the stockholders of Big City Radio authorize, adopt and approve the asset sale and the Asset Purchase Agreement.

If consummated, the asset sale, taken together with the other Big City Radio station sales, may be deemed to constitute a sale of substantially all of the assets of Big City Radio within the meaning of Section 271 of the Delaware General Corporation Law. Section 271 permits a Delaware corporation to sell all or substantially all of its assets if the sale is approved by the holders of a majority of the voting power of the outstanding capital stock of the corporation entitled to vote on the sale. Pursuant to Big City Radio’s certificate of incorporation, the holders of Big City Radio’s Class A common stock are entitled to one vote per share on all matters voted upon by Big City Radio’s stockholders and the holders of the Class B common stock are entitled to ten votes per share on all matters voted upon by Big City Radio’s stockholders. In addition, Big City Radio’s certificate of incorporation provides that, except for the election and removal of directors and as otherwise required by law, the holders of Class A common stock and Class B common stock vote together as one class.

On December 23, 2002, Stuart Subotnick, Anita Subotnick and Subotnick Partners, L.P. executed and delivered to Big City Radio a written consent approving and adopting the asset sale and the Asset Purchase Agreement. As of that date, Big City Radio had outstanding 6,226,817 shares of Class A common stock and 8,250,458 shares of Class B common stock. Stuart Subotnick, Anita Subotnick and Subotnick Partners, L.P. consented in respect of the 8,200,458 shares of Class B common stock owned by them, which represented approximately 92.4% of the combined voting power of the Class A common stock and Class B common stock. A copy of the foregoing written consent is attached as Annex C to this joint information statement/prospectus. As a result, in accordance with Delaware law and Big City Radio’s certificate of incorporation, the asset sale and the Asset Purchase Agreement were approved and adopted by the holders of a majority of the voting power of the outstanding shares of common stock of Big City Radio entitled to vote on this matter.

This joint information statement/prospectus serves as notice to Big City Radio’s stockholders pursuant to Section 228 of the Delaware General Corporation Law of the approval of the asset sale and the Asset Purchase Agreement by less than unanimous consent of Big City Radio’s stockholders.

THE ASSET SALE

This section of this joint information statement/prospectus describes material aspects of the asset sale. While Entravision and Big City Radio believe that the description sets forth the material terms of the asset sale and the related transactions, this summary may not contain all of the information that is important to you. Therefore, you should carefully read this entire joint information statement/prospectus and the other documents included or referred to in this joint information statement/prospectus for a more complete understanding of the asset sale. For information about where you can find these documents, see “Where You Can Find More Information.”

General

Entravision has agreed to purchase assets of Big City Radio primarily consisting of three radio stations owned and operated by Big City Radio in the greater Los Angeles area, which broadcast as KLYY-FM, KVYY-FM and KSYY-FM. For these assets, Entravision has agreed to pay Big City Radio $100 million in cash and 3,766,478 shares of Entravision’s Class A common stock at the closing of the asset sale.

The number of shares of Entravision’s Class A common stock to be issued to Big City Radio will not change between December 23, 2002, the date the Asset Purchase Agreement was signed, and the date of the closing. Neither Entravision nor Big City Radio has the right to terminate the Asset Purchase Agreement or to obtain an adjustment of the number of shares of Entravision Class A common stock to be issued to Big City Radio as a result of fluctuations in the market price of Entravision’s Class A common stock before the closing. You are encouraged to obtain current market quotations for Entravision’s Class A common stock. For historical market price information regarding Entravision’s Class A common stock, see “Summary—Market Price and Dividend Information.”

On January 10, 2003, DOJ and the FTC granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or HSR Act. On January 15, 2003, Entravision and Big City Radio entered into the Time Brokerage Agreement. Under the Time Brokerage Agreement, Entravision will, subject to the FCC’s rules under which Big City Radio is required to retain and exercise ultimate control, broker time on the three Los Angeles area radio stations being acquired until the closing of the asset sale. For a summary of the terms of the Time Brokerage Agreement, see “Other Principal Agreements Between Entravision and Big City Radio—Time Brokerage Agreement.”

Background of the Asset Sale

Big City Radio was formed in 1994 to acquire radio broadcast properties in or adjacent to major metropolitan markets. Since its inception, Big City Radio has incurred substantial net operating losses primarily due to broadcast cash flow deficits associated with the start up of its radio station operations. Since the majority of Big City Radio’s broadcast properties are in various stages of development, either as a result of recently granted or pending requests to the FCC for enhancements or upgrades, or as a result of having recently changed formats, Big City Radio has generated significant net operating losses. In addition, because of Big City Radio’s substantial indebtedness, a significant portion of Big City Radio’s broadcast cash flow is required for debt service.

Entravision regularly reviews potential acquisitions that it believes will benefit the company and its stockholders. Entravision currently has three radio stations in the greater Los Angeles area, which broadcast as KSSC-FM, KSSD-FM and KSSE-FM. Entravision’s management has long believed that strengthening its market position in the greater Los Angeles area would be advantageous to Entravision’s long-term business strategy. Los Angeles is the largest Hispanic media market in the United States.

As part of the ongoing evaluation of Big City Radio’s business, Big City Radio’s board of directors and management regularly considered a variety of strategic options and transactions. Periodically since the summer of 2000, Entravision and Big City Radio held intermittent exploratory discussions regarding the possibility of a transaction in which Entravision would acquire all of the outstanding capital stock of Big City Radio. In connection with those discussions, Entravision conducted preliminary due diligence regarding Big City Radio’s operations. None of the discussions that preceded Big City Radio’s auction process that began in November 2002 advanced beyond the preliminary stage.

On October 31, 2001, in connection with its ongoing evaluation process, Big City Radio sold its four radio stations in the Phoenix, Arizona area to Hispanic Broadcasting Corporation for $34 million in cash. Big City Radio applied the proceeds from this sale to repay indebtedness, to make a semi-annual interest payment on its senior notes and to fund ongoing operations.

During the late summer of 2002, Big City Radio entered into discussions with potential buyers to sell Big City Radio’s radio stations in Chicago operating at the 103.1 FM frequency in order to realize proceeds sufficient to satisfy interest payment obligations under its senior notes.

On September 15, 2002, Big City Radio failed to make a semi-annual interest payment of approximately $9.8 million on its senior notes because it did not have sufficient cash to make the payment. The grace period with respect to the non-payment of interest expired on October 15, 2002, resulting in an event of default under the indenture governing Big City Radio’s senior notes. Another event of default exists under the indenture as a result of Big City Radio’s failure to make an offer to repurchase its senior notes with the net cash proceeds from the October 31, 2001 sale of its Phoenix radio stations because it did not have sufficient remaining cash resources to consummate such an offer.

In October 2002, Big City Radio determined not to proceed with the discussions related to the Chicago stations, in favor of a broader auction involving all of Big City Radio’s station assets, as described below and in “Big City Radio’s Reasons for the Asset Sale.”

On October 11, 2002, Big City Radio retained outside counsel to advise Big City Radio’s board of directors on creditors’ rights, bankruptcy and other related matters.

On October 17, 2002, a group of holders of the senior notes delivered to Big City Radio an acceleration notice declaring all principal of, and accrued and unpaid interest on, all of the senior notes to be immediately due and payable. Upon the payment default, Big City Radio publicly announced that it was considering various alternatives, including the sale of its assets and the restructuring of the senior notes. Big City Radio also announced that, in the absence of such sale or restructuring, it would consider filing for protection from its creditors under the United States bankruptcy code.

On October 24, 2002, Big City Radio’s board of directors met to discuss Big City Radio’s strategic and financial position as a result of its default under the senior notes and the indenture. Big City Radio’s board of directors discussed various strategic alternatives, including filing for protection under the United States bankruptcy code and the sale of radio station assets. Following a discussion and consideration of such presentations, Big City Radio’s board of directors authorized the retention of Jorgenson Broadcast Brokerage, a media brokerage company, in connection with an auction sale of Big City Radio’s assets. The board of directors further authorized management to negotiate a forbearance agreement with the holders of the senior notes pursuant to which the noteholders would agree to refrain from exercising remedies under the senior notes to afford Big City Radio sufficient time to pursue the auction transactions.

On November 4, 2002, Big City Radio issued a press release announcing that Big City Radio had retained Jorgenson to market and conduct an auction of all of its radio stations. In the press release, Big City Radio also announced that the proceeds from any sales of its radio stations would be utilized first to pay principal of, and accrued and unpaid interest on, its senior notes. Big City Radio’s board of directors and management directed Jorgenson to:

•	contact a wide range of potential buyers to gauge the level of interest in potential transactions with Big City Radio for its radio stations;

•	prepare a confidential offering memorandum for prospective buyers presenting an overview of the Big City Radio stations, their markets and the potential opportunities for the potential buyers;

•	assist in the due diligence process with all qualified interested parties that executed a customary confidentiality agreement;

•	coordinate meetings between Big City Radio’s management and interested parties that requested management meetings;

•	organize and conduct the auction; and

•	keep management, the board of directors and holders of the senior notes regularly advised of the auction’s progress.

On November 13, 2002, Big City Radio entered into an agreement with the holders of approximately 75% in principal amount of the senior notes acting through an ad hoc committee of noteholders. Under the agreement, the noteholders agreed that they would forbear through and including January 31, 2003, from taking any action, including any involuntary bankruptcy filing, against any property, officers, directors, employees or agents of Big City Radio to enforce Big City Radio’s payment obligations under its senior notes for existing defaults on the senior notes known to the noteholders as of November 13, 2002. Big City Radio also agreed to conduct the auction of its radio stations in a good faith manner designed to sell the assets as soon as practicable for aggregate net cash consideration in an amount at least sufficient to pay all principal of, and accrued and unpaid interest on, its senior notes.

During the first two weeks of November 2002, Jorgenson and Big City Radio management identified prospective buyers for Big City Radio’s radio stations. Jorgenson communicated with approximately 60 prospective strategic and financial buyers. Strategic buyers consisted of radio broadcasters, including Entravision, radio and television networks and program suppliers. Financial buyers consisted of publishing companies and private equity funds. Jorgenson sent confidential offering materials, a confidentiality agreement and form of asset purchase agreement to Entravision and the other prospective buyers during this period. The prospective buyers were advised that Big City Radio would consider any all-cash offers to buy the Big City Radio stations, whether individually or as a group, as well as offers to buy Big City Radio itself. Prospective buyers were required to submit best and final offers before the close of business on December 9, 2002. All offers were required to be accompanied by comments to the form of asset purchase agreement and evidence of the financial ability of the prospective buyer to consummate the proposed transaction.

During November 2002, Jorgenson met separately with approximately 14 prospective buyers to discuss the terms of potential transactions. On or about November 7, 2002, Jorgensen met with Walter F. Ulloa, Entravision’s Chairman and Chief Executive Officer, and Jeffery Liberman, President of Entravision’s Radio Division, to discuss the possibility of Entravision submitting a bid for some of Big City Radio’s assets.

From October 18, 2002 to November 21, 2002, representatives of UBS Warburg LLC, Entravision’s financial advisor, had several telephone calls and meetings with, and made several presentations to, Entravision’s senior management, discussing alternative acquisition strategies, as well as setting forth financial analysis relating to a possible transaction with Big City Radio. Entravision received a form bid letter from Jorgenson on or around November 26, 2002.

Of the approximately 60 prospective buyers that received the auction materials, approximately 25, including Entravision, executed a confidentiality agreement and indicated an interest in participating in the auction process. Jorgenson provided due diligence materials, which consisted primarily of leases, contracts and selected financial information, to those prospective buyers that signed confidentiality agreements. Entravision received those due diligence materials on or around December 4, 2002.

Throughout the auction process, Jorgenson and Big City Radio’s management periodically advised members of Big City Radio’s board of directors on the progress of the auction. In addition, Jorgenson and Big City Radio’s management and counsel conducted conference calls with members of the ad hoc noteholders committee to update them on the progress of the auction. On December 2, 2002, Jorgenson and Big City Radio’s management met with representatives of members of the ad hoc noteholders committee in Los Angeles and presented a detailed summary of the auction process and the prospective buyers who had been contacted through that date.

On December 6, 2002, Entravision held a regularly scheduled meeting of its board of directors. At that meeting, representatives of UBS Warburg made a presentation setting forth financial analysis relating to a potential acquisition of some or all of Big City Radio’s assets. Entravision’s board of directors discussed, among other things, Entravision’s intention to submit a bid for all of Big City Radio’s Los Angeles area and Chicago radio stations in response to Big City Radio’s invitation to bid.

As of the offer deadline on December 9, 2002, Big City Radio had received approximately 24 written offers for the 12 radio stations being sold. None of the offers was for all of the stations or for Big City Radio itself. During the week of December 9, 2002, Jorgenson and Big City Radio management engaged in discussions with some of the bidders to clarify their offers. In particular, some prospective buyers who submitted an offer for more than one station were requested to allocate the offered price among the stations they proposed to acquire.

On December 9, 2002, Entravision submitted its initial offer to acquire all of the assets of Big City Radio’s Los Angeles area and Chicago radio stations for $160 million in cash and securities. In response to Jorgenson’s request to allocate the $160 million purchase price by station group, Entravision indicated that it would be willing to pay a total of $135 million for the Los Angeles area radio stations and $25 million for the Chicago stations. On or about December 13, 2002, Big City Radio invited Entravision to hold further discussions in person in New York City. By this time, Big City Radio had determined to focus its discussions with Entravision on the sale of Big City Radio’s Los Angeles area radio stations only.

By December 16, 2002, Big City Radio’s management, in consultation with Jorgenson, had identified the highest and best qualified offers for each station, taking into account the total consideration payable, the prospective buyer’s likelihood of obtaining regulatory approval and financing and other factors. From December 16, 2002 through December 20, 2002, Jorgenson contacted most of the bidders that had submitted offers and informed each such bidder whether or not Big City Radio was prepared to accept such bidder’s offer and enter into a definitive asset purchase agreement.

On December 16, 2002, representatives of Entravision’s senior management and of UBS Warburg met with representatives of Big City Radio and Jorgenson in New York City. The parties were not able to reach an agreement regarding the structure of the proposed transaction and the Entravision representatives returned to Los Angeles that evening.

On December 17 and 18, 2002, Entravision and Big City Radio recommenced negotiations through a series of letters regarding the terms and conditions of a potential asset sale, including the purchase price for the Los Angeles area radio stations and the relative portions of the purchase price to be paid in cash and Entravision’s Class A common stock. Big City Radio indicated a willingness to consider a proposal that included cash and stock, but informed Entravision that Entravision’s Class A common stock would have to be registered under the Securities Act of 1933, as amended, or the Securities Act, and be freely tradable upon issuance to Big City Radio.

On December 19, 2002, Big City Radio and Entravision entered into a letter agreement that set forth the principal terms and conditions of the proposed asset sale, and Big City Radio agreed to negotiate exclusively with Entravision for the sale of the Los Angeles area radio stations until December 22, 2002. In accordance with the letter agreement, Entravision revised its offer for the Los Angeles area radio stations to provide for a total purchase price of $140 million, consisting of between $100 million and $110 million in cash, with the balance to be paid in shares of Entravision’s Class A common stock based on a $10.62 per share price. That per share price represented the average closing price of Entravision’s Class A common stock as reported by The New York Stock Exchange for the 20 consecutive trading days ending on December 18, 2002.

From December 19, 2002 through December 23, 2002, the parties and their counsel negotiated the final terms and conditions of the Asset Purchase Agreement, the Time Brokerage Agreement and related documents. During this period, the parties agreed that the asset sale consideration would consist of $100 million in cash and 3,766,478 shares of Entravision’s Class A common stock.

From December 16, 2002 through January 2, 2003, Big City Radio management and counsel negotiated the final terms and conditions of the sales of eight of Big City Radio’s nine remaining radio stations and other assets to three other buyers.

On December 23, 2002, Big City Radio’s board of directors held a special meeting to consider the question of approving the terms of the Big City Radio station sales, including the asset sale to Entravision. Jorgenson and Big City Radio management reviewed the auction process and the resulting offers. After thorough discussion, the board of directors unanimously determined that the Big City Radio station sales, including the asset sale to Entravision, were in the best interests of Big City Radio and its stockholders and creditors, approved and authorized the asset sales, including the asset sale to Entravision, and recommended that stockholders approve the asset sale to Entravision.

On December 23, 2002, Entravision’s board of directors met telephonically to review the proposed terms of Entravision’s acquisition of the Los Angeles area radio stations from Big City Radio. Senior management and representatives of UBS Warburg discussed the key provisions of the transaction. The UBS Warburg representatives provided a final presentation setting forth financial analysis relating to the acquisition. After thorough discussion, the board of directors determined that the acquisition of the Los Angeles area radio stations from Big City Radio was fair to, and in the best interests of, Entravision and its stockholders and approved and authorized the Asset Purchase Agreement.

On December 23, 2002, shortly after adjournment of the board of directors’ meetings of Big City Radio and Entravision, Big City Radio, Big City Radio-LA, L.L.C. and Entravision executed the Asset Purchase Agreement and the related agreements.

On December 23, 2002, Stuart Subotnick, Anita Subotnick and Subotnick Partners, L.P., owners of Big City Radio securities representing a majority of the voting power, executed a letter agreement for the benefit of Entravision in which they agreed to vote their shares of Big City Radio stock in favor of the approval and adoption of the Asset Purchase Agreement and the transactions contemplated therein, in connection with any meeting of, or written consent in lieu of a meeting, at which such matters are submitted for the consideration and approval of the Big City Radio stockholders. On December 23, 2002, such stockholders also executed a written consent of stockholders in lieu of a meeting approving and adopting the Asset Purchase Agreement and the transactions contemplated therein.

Entravision and Big City Radio each issued a press release announcing the asset sale on December 24, 2002.

Big City Radio’s Reasons for the Asset Sale

The following discussion of Big City Radio’s reasons for the asset sale contains a number of forward-looking statements that reflect the current views of Big City Radio’s management with respect to future events that may have an effect on Big City Radio’s financial condition and prospects. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in “Risk Factors” and “Forward-Looking Statements.”

The asset sale to Entravision is one of a series of auction sales of Big City Radio’s radio stations undertaken by Big City Radio following the evaluation process described above under “Background of the Asset Sale.” In unanimously approving the auction process, Big City Radio’s board of directors considered a number of factors, including, without limitation, the following:

•
the cash flow deficits and operating losses that Big City Radio was incurring, and expected to continue to incur, under its original business strategy, which would not generate funds sufficient to satisfy its payment obligations under its senior notes;

•
the risks associated with continued execution of Big City Radio’s original strategic plan, if it were to continue to pursue this plan following the default on, and acceleration of, its senior notes, as an alternative to the auction sale of its radio stations, including, among other risks, those associated with remaining independent during a time of industrywide consolidation and the exposure of smaller, less well-capitalized companies to continued deterioration in the national and regional advertising markets;

•	the absence of alternative financing arrangements or transactions that would enable Big City Radio to raise the funds necessary to satisfy its payment obligations under its senior notes; and

•
the prospect that the auction process offered the most timely and achievable strategy to enable Big City Radio to satisfy its payment obligations under its senior notes and to obtain maximum value for its assets.

In considering the proposed transaction with Entravision resulting from the auction process, Big City Radio’s board of directors unanimously determined that the terms of the Asset Purchase Agreement are in the best interests of Big City Radio and its stockholders and creditors and unanimously approved the Asset Purchase Agreement and the asset sale. In reaching its determination, the Big City Radio board of directors considered a number of factors and sources of information, including, without limitation, the following:

•
the results of Big City Radio’s auction process commenced in November 2002 and the intensive efforts made by Big City Radio management and Jorgenson to solicit indications of interest from third parties regarding a potential purchase of some or all of the assets of Big City Radio;

•
the value of the cash and stock consideration and liquidity of the shares of Entravision’s Class A common stock to be received upon completion of the asset sale, which would enhance Big City Radio’s ability to sell the stock consideration following the closing when it deems such sale appropriate and enable it to satisfy in a timely manner its payment obligations under its senior notes and other obligations;

•	historical information concerning the business, financial performance, condition, operations and results of operations, competitive position and trends and prospects of Entravision;

•	reports and other information filed by Entravision with the SEC;

•	Entravision’s financial ability to complete the asset sale;

•	the regulatory approvals required to consummate the asset sale and Big City Radio’s evaluation of the prospects for receiving those approvals;

•	the terms and conditions of the Asset Purchase Agreement, including the limited conditions to closing; and

•	the interests of Big City Radio officers and directors in the asset sale discussed below under “Interests of Big City Radio Executive Officers and Directors in the Asset Sale.”

Big City Radio’s board of directors also considered a number of potentially negative factors in its deliberations concerning the asset sale, including, without limitation, the following:

•	the risk that the asset sale might not be completed in a timely manner;

•
the structure of the transaction as a sale of assets in which Entravision would assume only selected liabilities and in which Big City Radio would remain responsible for liabilities that are not assumed by Entravision, which could expose Big City Radio to liability for currently unanticipated claims that might be made in the future and could reduce amounts, if any, available for distribution to its stockholders;

•
the value, as of the closing date of the asset sale, of the shares of Entravision’s Class A common stock to be received by Big City Radio, and the absence of any price adjustment provisions that might limit any decrease in such value as a result of fluctuations in the market price of the shares; and

•	the risks and uncertainties discussed under “Risk Factors.”

The foregoing discussion of factors and information considered by Big City Radio’s board of directors with respect to its approval of the auction process and the sale to Entravision is not intended to be exhaustive, but Big City Radio believes that this discussion includes all of the material factors considered by its board of directors. In view of the wide variety of factors considered by Big City Radio’s board of directors, the board of directors did not find it practicable to quantify or otherwise assign relative weights to the specific factors that it considered. In addition, the board of directors did not reach any specific conclusions based on each factor considered, or any aspect of a particular factor, but conducted an overall analysis of these factors and reached a conclusion based on the totality of all factors that it considered. Individual members of the board of directors may have given different weights to different factors. After taking into account all of the factors set forth above, Big City Radio’s board of directors determined that the auction process and the transactions contemplated by the Asset Purchase Agreement are in the best interests of Big City Radio and its stockholders and creditors, and that Big City Radio should proceed with the proposed asset sale and enter into the Asset Purchase Agreement.

For a discussion of the interests in the asset sale of some of Big City Radio’s executive officers and directors, see “Interests of Big City Radio Executive Officers and Directors in the Asset Sale” below.

Entravision’s Reasons for Entering Into the Asset Sale

The following discussion of Entravision’s reasons for entering into the asset sale contains a number of forward-looking statements that reflect the current views of Entravision’s management with respect to future events that may have an effect on Entravision’s financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in “Risk Factors” and “Forward-Looking Statements.”

Entravision entered into the Asset Purchase Agreement based on its belief that the purchase of the three Los Angeles area radio stations will result in a number of strategic and economic benefits to Entravision, including the following:

•
Entravision will have the opportunity to strengthen and enhance its market position in the Los Angeles market, the largest Hispanic radio market in the United States, through the consolidation of its Super Estrella format on Big City Radio’s 107.1 FM, which is currently being simulcast on its 97.5 FM and 103.1 FM frequencies;

•
by consolidating its Super Estrella format on 107.1 FM, Entravision will be the only Spanish-language “pop rock” format in the Los Angeles market, and will have the opportunity to program its 97.5 FM and 103.1 FM frequencies with two new formats, giving Entravision a total of three revenue-producing formats in the approximately $900 million Los Angeles radio market;

•
based on current ownership interests in the market, Big City Radio’s 107.1 FM frequency will be one of the last available full-market FM signals in the Los Angeles market for sale in the foreseeable future and is superior to Entravision’s existing FM frequencies in Los Angeles;

•	Big City Radio’s 107.1 FM signal reaches 95% of the Hispanic population in Los Angeles;

•	Entravision will have the opportunity to benefit both economically and operationally from its existing infrastructure and experienced management in the Los Angeles market; and

•
Entravision will operate the Los Angeles area radio stations prior to the closing of the asset sale under the Time Brokerage Agreement at no additional cost other than reimbursement of certain operating expenses.

In reaching its determination that the purchase of the three Los Angeles area radio stations on the terms provided for in the Asset Purchase Agreement is fair to, and in the best interests of, Entravision and its stockholders, Entravision’s board of directors considered a number of factors, including the following:

•
the judgment, advice and analyses of Entravision’s management with respect to the potential strategic, financial, competitive and operational benefits of the asset purchase, including Entravision management’s favorable recommendation of the terms of the Asset Purchase Agreement;

•	the terms of the Asset Purchase Agreement, including total purchase price and allocation of the purchase price between cash and Entravision’s Class A common stock;

•
the benefits of buying assets versus stock, including the tax benefit and the benefit of acquiring assets free and clear of liens and encumbrances with no assumption of liabilities other than specifically assumed contracts;

•	the cash position and balance sheet liquidity of Entravision following completion of the asset sale, especially during periods of volatility in the financial markets;

•	Entravision’s obligations, including financial covenants, under its bank credit facility and the indenture governing its senior subordinated notes;

•
the financial condition of Big City Radio, its future business prospects and the perceived business, financial and competitive benefits to be obtained by acquiring Big City Radio’s Los Angeles area radio stations at this time; and

•	the agreement of the principal stockholders of Big City Radio to vote in favor of the asset sale.

Entravision’s board of directors also considered a number of potentially negative factors in the course of its deliberations concerning the proposed asset sale, including, without limitation, the following:

•
the amount of the purchase price for the assets and the amount of Entravision’s total indebtedness, including compliance with the financial covenants under its debt instruments, following the payment of the cash portion of the purchase price;

•	the risk that the transaction might not be completed in a timely manner or at all;

•
the risk that regulatory agencies might prevent the asset sale or, in granting consent to the asset sale, might impose requirements that would compel Entravision to take actions that would reduce the benefits of the transaction;

•	the transaction costs associated with the asset sale, whether or not the asset sale is completed;

•	the potential negative reaction of the financial community after announcement of the proposed transaction;

•	the risk that some or all the potential benefits of the transaction may not be realized; and

•	the other risks and uncertainties discussed under “Risk Factors.”

The foregoing discussion of factors and information considered by Entravision’s board of directors is not intended to be exhaustive, but Entravision believes that this discussion includes all of the material factors considered by its board of directors. In view of the wide variety of factors considered by Entravision’s board of directors, the board of directors did not find it practicable to quantify or otherwise assign relative weights to the specific factors that it considered. In addition, the board of directors did not reach any specific conclusions based on each factor considered, or any aspect of any particular factor, but conducted an overall analysis of these factors and reached a conclusion based on the totality of all factors that it considered. Individual members of Entravision’s board of directors may have given different weights to different factors. After taking into account all of the factors set forth above, Entravision’s board of directors agreed that the Asset Purchase Agreement was fair to, and in the best interests of, Entravision and its stockholders, and that Entravision should proceed with the proposed asset sale and enter into the Asset Purchase Agreement.

There can be no assurance that the benefits of the potential growth, synergies, opportunities and other perceived business, financial and competitive benefits to be obtained by acquiring the Los Angeles area radio stations from Big City Radio will be achieved by Entravision as a result of the completion of the asset purchase. See “Risk Factors” for a discussion of risks relating to the asset sale and Entravision’s business.

Absence of a Fairness Opinion for Big City Radio

Big City Radio has not sought or received a report, opinion or appraisal from an independent third party regarding the fairness, from a financial point of view, of the asset sale, either alone or together with the other Big City Radio station sales, to Big City Radio. As discussed above under “Background of the Asset Sale,” Big City Radio has sought to maximize the value of its radio station assets through a professionally managed auction process, which it initiated in early November 2002. The auction process involved the solicitation of approximately 60 prospective strategic and financial buyers and resulted in approximately 24 written offers for the radio stations being auctioned. In the absence of other financing arrangements or transactions that would enable Big City Radio to repay its senior notes in a timely manner, Big City Radio believes its most likely alternative to the asset sale to Entravision and the other Big City Radio station sales would have been to file for protection from its creditors under the United States bankruptcy code. Big City Radio believes that the net value that its assets could realize in any court-supervised reorganization proceeding would be significantly below the value that its assets will realize in the pending asset sale with Entravision and the other Big City Radio station sales.

Interests of Big City Radio Executive Officers and Directors

The following executive officers and directors have interests in the asset sale to Entravision and the other Big City Radio station sales that are different from, or in addition to, the interests generally of Big City Radio’s stockholders.

Employment Agreements

If the employment of two of Big City Radio’s executive officers is terminated under specified circumstances following completion of the asset sale to Entravision and the other Big City Radio station sales, Big City Radio may be obligated to make cash severance payments to those executive officers.

Charles M. Fernandez.    Big City Radio is party to an employment agreement with Charles M. Fernandez, Big City Radio’s President and Chief Executive Officer and a member of Big City Radio’s board of directors. This agreement provides that if Mr. Fernandez terminates his employment with Big City Radio as a result of his being assigned, without his prior written consent, to any position, duties or responsibilities that are significantly diminished in comparison to his position, duties or responsibilities at the date of his employment agreement, his termination will be deemed a termination without cause by Big City Radio. Upon termination of his employment in these circumstances, Mr. Fernandez will be entitled to receive severance payments in an amount equal to any unpaid base salary, together with any prorated bonus, accrued through the date of termination, plus the greater of two years’ annual base salary then in effect or the net present value of his annual base salary then in effect, multiplied by the number of years remaining in the term. Mr. Fernandez’s annual base salary at December 31, 2002 was approximately $520,000. The term under Mr. Fernandez’s employment agreement expires on October 31, 2003. As a result, assuming a termination of his employment effective on March 31, 2003, Mr. Fernandez would be entitled to a cash payment of approximately $1 million.

Paul R. Thomson.    The completion of the asset sale and the other Big City Radio station sales will constitute a change of control of Big City Radio under the terms of Big City Radio’s employment agreement with Paul R. Thomson, Big City Radio’s Vice President and Chief Financial Officer. If Mr. Thomson does not continue to serve as Big City Radio’s Chief Financial Officer following such a change of control, or if Big City Radio does not create a similar position for Mr. Thomson, Mr. Thomson will have a right, exercisable for a period of 90 days following the change of control, to terminate his employment. Upon such a termination, Mr. Thomson will be entitled to a lump-sum payment equal to the net present value of the amounts owed under the remaining term of his employment agreement. Mr. Thomson’s annual base salary at December 31, 2002 was $300,000. The term under Mr. Thomson’s employment agreement expires on June 30, 2003. As a result, assuming a termination effective on March 31, 2003, Mr. Thomson would be entitled to a cash payment of approximately $75,000.

Stock Options

All options to purchase shares of Big City Radio’s Class A common stock awarded to Mr. Thomson and Bryan Subotnick, Big City Radio’s Executive Vice President-Corporate Development, will become immediately vested upon any sale or change in control of Big City Radio. The completion of the asset sale and the other Big City Radio station sales may constitute a sale or a change in control of Big City Radio for purposes of Big City Radio’s agreements with Messrs. Thomson and Subotnick. If upon such immediate vesting the in-the-money value of such stock options held by Messrs. Thomson and Subotnick is less than the amount equal to two years of such officer’s annual compensation, which is defined as the officer’s gross compensation reported to the Internal Revenue Service for the most recently completed fiscal year at the date of completion of the sale, Big City Radio would be obligated to make a cash payment equal to the difference between the value of such in-the-money stock options and two years’ annual compensation. In the case of Mr. Thomson, this payment would be in addition to any payment to which he is entitled pursuant to his employment agreement, as described above. Because the stock options held by Messrs. Thomson and Subotnick are not in the money, Big City Radio anticipates that Mr. Thomson may be entitled to a cash payment of $589,877 and Mr. Subotnick may be entitled to a cash payment of $500,427, assuming that a sale or change in control of Big City Radio occurs as of March 31, 2003. Mr. Subotnick is the son of Stuart Subotnick, Big City Radio’s Chairman of the board of directors, and of Anita Subotnick, a Big City Radio director.

Big City Radio’s board of directors was aware of these interests and considered them, among other matters, in approving the Asset Purchase Agreement and the transactions contemplated thereby.

Other Big City Radio Station Sales

As of the date of this joint information statement/prospectus, Big City Radio has entered into binding  asset purchase agreements to sell eight of its nine remaining radio stations to three other buyers. In addition,  Big City Radio is seeking to enter into a binding agreement for the sale of its last remaining radio station, which broadcasts as WYXX-FM in Morris, Illinois. Each of the transactions below is subject to customary closing conditions, including the receipt of initial FCC approval of the transfer of the FCC licenses of the stations.

Sale to Nassau Broadcasting Holdings, Inc.    On December 30, 2002, Big City Radio and its license holding subsidiary, Big City Radio-NY, L.L.C., entered into an asset purchase agreement to sell radio broadcast stations WYNY-FM, licensed to Briarcliff Manor, New York, WWZY-FM, licensed to Long Branch, New Jersey, WWXY-FM, licensed to Hampton Bays, New York, and WWYY-FM, licensed to Belvidere, New Jersey, to Nassau Broadcasting Holdings, Inc., a New Jersey corporation, for $43 million in cash.

Sale to Spanish Broadcasting System of Illinois, Inc.    On December 31, 2002, Big City Radio and its license holding subsidiary, Big City-CHI, L.L.C., entered into an asset purchase agreement to sell radio broadcast stations WDEK-FM, licensed to De Kalb, Illinois, WKIE-FM, F-32, licensed to Arlington Heights, Illinois, and WKIF-FM, licensed to Kankakee, Illinois, to Spanish Broadcasting System of Illinois, Inc., a Delaware corporation, for $22 million in cash. Big City Radio-CHI, L.L.C. and Spanish Broadcasting System of Illinois, Inc. entered into a time brokerage agreement, which will permit Spanish Broadcasting System of Illinois to broadcast the programming of Spanish Broadcasting System of Illinois over these stations pending consummation of the asset sale.

Sale to HBC Illinois, Inc.    On January 2, 2003, Big City Radio and its license holding subsidiary, Big City Radio-CHI, L.L.C., entered into an asset purchase agreement to sell radio broadcast station WXXY-FM, licensed to Highland Park, Illinois, to HBC Illinois, Inc., a Delaware corporation and an affiliate of Hispanic Broadcasting

Corporation, for $32.9 million in cash. On January 10, 2003, Big City Radio-CHI, L.L.C. and HBC Illinois entered into a time brokerage agreement, which will permit HBC Illinois to broadcast the programming of HBC Illinois over WXXY-FM pending the consummation of the asset sale. Big City Radio, Big City Radio-CHI, L.L.C. and HBC Illinois also entered into an amendment to the asset purchase agreement to reflect the time brokerage agreement between the parties. HBC Illinois has entered into an agreement with Superior Broadcasting of Chicago, LLC whereby, upon the closing of the asset sale between Big City Radio and HBC Illinois, Superior Broadcasting will hold the FCC licenses and certain other assets of the newly acquired station and HBC Illinois will program the station under a time brokerage agreement. Superior Broadcasting and HBC License Corporation have entered into an option agreement by which HBC License Corporation has an option to purchase the FCC licenses and certain assets used by the station, subject to prior FCC consent. Upon completion of Hispanic Broadcasting Corporation’s proposed merger with Univision Communications Inc., it is anticipated that Superior Broadcasting will file an application with the FCC requesting consent to the assignment of the station’s FCC licenses to HBC License Corporation.

Application of Asset Sale Proceeds; Future Operations of Big City Radio

The asset sale to Entravision is one of a series of auction sales of Big City Radio’s radio stations undertaken by Big City Radio since November 2002. Under its purchase agreements with Entravision and the other buyers, pursuant to which Big City Radio has committed to sell 11 of its 12 radio stations, Big City Radio will receive gross cash proceeds of approximately $197.9 million, if all of these asset sales are completed. The table below summarizes information about the pending asset sales.

Buyer	Stations	Purchase Price(1)
		(In millions)
Entravision Communications Corporation	KVYY-FM (Ventura, California)	$100
	KLYY-FM (Arcadia, California)
	KSYY-FM (Fallbrook, California)

Nassau Broadcasting Holdings, Inc.	WYNY-FM (Briarcliff Manor, New York)	43
	WWZY-FM (Long Branch, New Jersey)
	WWXY-FM (Hampton Bays, New York)
	WWYY-FM (Belvidere, New Jersey)

Spanish Broadcasting System of Illinois, Inc.	WDEK-FM (De Kalb, Illinois)	22
	WKIE-FM (Arlington Heights, Illinois)
	WKIF-FM (Kankakee, Illinois)

HBC Illinois, Inc.	WXXY-FM (Highland Park, Illinois)	32.9

		$197.9

(1)	Excludes stock consideration discussed below.

In addition, Entravision will issue 3,766,478 shares of Entravision’s Class A common stock to Big City Radio in connection with the asset sale to Entravision. Based on the closing sale price of the Class A common stock as reported by The New York Stock Exchange on    , 2003, the last full trading day before the date of this joint information statement/prospectus, the shares to be issued to Big City Radio had an aggregate value of $             million. The Asset Purchase Agreement does not contain any price adjustment provisions designed to protect Big City Radio against a decline in the value of Entravision’s Class A common stock before it receives the stock upon the closing of the asset sale. After the closing, Big City Radio may have to sell at least a portion of its Entravision shares to obtain sufficient cash to repay its senior notes and satisfy its other liabilities and obligations. If and when Big City Radio seeks to sell its shares of Entravision’s Class A common stock, it may not be able to do so for proceeds that approximate the closing date value or that are sufficient to meet its cash needs.

Big City Radio currently estimates that it will incur federal, state and local income taxes of approximately $14.4 million in connection with the asset sales and other matters, after the application of available net operating loss carryforwards. See “Unaudited Pro Forma Financial Information of Big City Radio” for a presentation of the pro forma effect of income taxes. Big City Radio estimates that the brokerage, legal and accounting fees payable by it relating to the transactions will total approximately $2.5 million. Big City Radio will incur other transaction costs, including the payments to its executive officers and directors summarized above under "Interests of Big City Radio Executive Officers and Directors in the Asset Sale," severance payments, lease termination expense and other similar expenses associated with the termination of contracts which are not being assumed by Entravision and the other buyers.

Under its forbearance agreement with holders of its senior notes, Big City Radio is obligated to apply the aggregate net cash proceeds of the asset sales first to pay the principal amount of the senior notes and all accrued and unpaid interest thereon through the date of such payment. As of January 15, 2003, Big City Radio owed holders of the senior notes approximately $190.7 million, consisting of $174 million of principal and approximately $16.7 million of accrued and unpaid interest.

In connection with the asset sale to Entravision and the other station sales, Big City Radio will retain specified assets and liabilities. For a description of the specific assets and liabilities Big City Radio will retain in connection with the asset sale to Entravision, see “Terms of the Asset Purchase Agreement.”

If Big City Radio completes its asset sale to Entravision and its other pending station sales, it will have sold substantially all of its operating assets. At such time, Big City Radio’s board of directors would determine whether it would then be in the best interests of Big City Radio and its stockholders for Big City Radio to distribute any available proceeds to the stockholders, whether under a plan of dissolution or otherwise. If Big City Radio is unable to complete the asset sale to Entravision or any of the other Big City Radio station sales, it will not be in a position to make such a distribution. Accordingly, Big City Radio’s board of directors will be in a position only at a later date to determine whether Big City Radio should make a distribution of available proceeds of the asset sales to its stockholders and, if it determines to make a distribution, the amount thereof. These determinations will depend on various factors, a number of which are not within Big City Radio’s control, including the following:

•
whether, in the judgment of Big City Radio’s board of directors, it is in the best interests of Big City Radio and its stockholders to distribute any remaining assets to stockholders or seek to deploy those assets into new operations;

•	the dates on which the Entravision asset sale and the other pending Big City Radio station sales are completed;

•	whether these asset sales are completed;

•	the prices at which Big City Radio is able to sell the shares of Entravision’s Class A common stock it will receive in the asset sale, if Big City Radio determines to sell some or all of these shares;

•	the amount of Big City Radio’s liabilities and other obligations to be paid in the future;

•	the resolution of pending litigation and other contingent liabilities;

•	the outcome of pending or proposed tax legislation; and

•	general business and economic conditions.

One alternative Big City Radio’s board of directors would consider following completion of the asset sales is adoption of a plan for the dissolution of Big City Radio. A plan of dissolution would require approval by Big City Radio’s stockholders under Delaware law. If it were to adopt a plan of dissolution, the Big City Radio board of directors would determine the terms of such a plan at the time of adoption consistent with the requirements of Delaware law. Big City Radio expects that such a plan generally would provide that Big City Radio would sell or otherwise dispose of all of its remaining property and assets, with such exceptions as its board of directors may approve at the time, such as retention of property and assets that the board of directors may deem necessary or advisable to enable Big City Radio to pursue any claims and causes of action. Following the liquidation of its remaining assets, Big City Radio would pay, or provide for the payment of, its remaining liabilities and obligations to the extent possible, as required by Delaware law. Subject to the payment, or the provision for payment, of Big City Radio’s liabilities and obligations, any remaining assets would be available for distribution from time to time on a pro rata basis to stockholders. Big City Radio may not be able to determine for a significant period following adoption of a plan of dissolution whether any assets would be available for distribution to its stockholders. Such a determination would be made only after Big City Radio’s creditors have received legally required notices concerning the plan and after adequate provision has been made for contingent as well as known liabilities. Big City Radio cannot provide any assurance that there would ultimately be sufficient proceeds from the asset sales to provide for Big City Radio’s liabilities and obligations or to make distributions to Big City Radio’s stockholders under a plan of dissolution.

Even if Big City Radio is able to repay its senior notes and other liabilities and has additional proceeds from the asset sales, its board of directors may determine not to approve a plan of dissolution or otherwise authorize a distribution of such proceeds to its stockholders, but instead may approve use of the proceeds for investment in opportunities for new operations for Big City Radio. Big City Radio does not know whether, if it does have available assets and determines to seek new opportunities, it will have any success in establishing any new operations. In addition, Big City Radio expects that for some period following completion of the auction sale of all of its radio station properties, during which it may seek to identify new opportunities, it would not be engaged in operating activities.

Whether or not Big City Radio’s board of directors adopts a plan of dissolution, Big City Radio will be obligated to continue to comply with the applicable reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, even though compliance with such reporting requirements is financially burdensome. If the dissolution of Big City Radio pursuant to a plan of dissolution is approved, in order to curtail expenses, Big City Radio may seek relief from the SEC from the reporting requirements under the Exchange Act.

Because of the uncertainties discussed above, Big City Radio cannot provide any assurance that it will have any assets available for distribution to its stockholders from proceeds of the asset sales or, if it does have assets available for distribution, that it will make a distribution of any or all of such assets.

Regulatory Approvals Required to Complete the Asset Sale

Antitrust Regulations.    Under the HSR Act, the asset sale may not be consummated unless certain filings are submitted to the antitrust agencies and waiting period requirements are satisfied. Entravision and Big City Radio filed their respective notification and report forms required under the HSR Act with the antitrust agencies on December 31, 2002. Early termination of the waiting period was granted on January 10, 2003.

The FTC and DOJ frequently scrutinize the legality of transactions such as the asset sale under antitrust laws. At any time before or after the completion of the asset sale, the FTC or DOJ could take a variety of actions under the antitrust laws, including seeking to prevent the asset sale or seeking the divestiture of certain assets of Entravision. In addition, private parties as well as state attorneys general and other antitrust authorities may challenge the asset sale under federal and state antitrust laws. Entravision does not believe that any antitrust filings are required in any other jurisdiction before completion of the asset sale, but Entravision will make any such filings if it later determines that they are required.

FCC Regulations.    Television and radio broadcasting are subject to the jurisdiction of the FCC under the Communications Act. The FCC has adopted comprehensive regulations governing broadcasting.

The Communications Act prohibits the assignment of a license or the transfer of control of a licensee without prior approval of the FCC. The asset sale would result in the assignment of various licenses to

Entravision Holdings LLC, a wholly-owned subsidiary of Entravision, and therefore requires FCC consent. To obtain such consent, an application containing required information must be submitted to the FCC. Big City Radio-LA, L.L.C. and Entravision Holdings LLC tendered an application to the FCC on December 24, 2002. An FCC public notice announcing that the application was accepted for filing was issued on January 6, 2003. Interested parties have until February 5, 2003 to file a formal petition to deny the application and can file informal objections at any time prior to the grant of the application. Under the Communications Act, the FCC will weigh any pleadings, may consider its own concerns, and may consider oral presentations from other interested persons in acting upon the application. An evidentiary hearing may be conducted if, after a review of the application and any opposing petitions, there are unresolved substantial and material questions of fact. The application may be acted upon by the staff of the FCC or referred to the full commission for decision. If the FCC or its staff grants the application, the grant is effective upon its issuance, and the FCC will give public notice of the grant. Interested parties have 30 days from the date of that public notice to seek reconsideration or review by the full commission or by a court of competent jurisdiction. The full commission has 40 days from the date of public notice of an action taken by the FCC’s staff in which to set aside such action on its own motion. The closing of the asset sale between Big City Radio and Entravision is conditioned, among other things, on obtaining the FCC grant, but is not conditioned upon such grant no longer being subject to reconsideration or review.

Based upon the application, the FCC will also assess the qualifications of Entravision, the compliance of the transaction with FCC rules, and various other factors in order to determine whether the change in ownership serves the public interest. Among other things, the FCC will consider whether Entravision complies with limitations on alien ownership of broadcast interests and whether the asset sale conforms to various rules limiting common ownership of media properties in a market.

The FCC rules regulate the extent to which one may have an “attributable interest” in more than one broadcast station. Each of the following are viewed to have an attributable interest in a licensee:

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each officer, director, general partner and party with the power to vote or control the vote of 5% or more of the outstanding voting power of a licensee, although the ownership threshold for certain passive investors is 20%; and

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a party that holds a financial interest, whether equity or debt, in excess of 33% of a licensee’s total capital, if such party is either a significant program supplier to the licensee or has another media interest in the same market.

In addition, a licensee that provides more than 15% of the programming of another station in the same market is considered to have an attributable interest in that station. Common ownership of two television stations in the same Nielsen Designated Market Area, or DMA, is permitted where there is no overlap of certain signal strength contours among the stations, where a specified number of separately owned full-power television stations will remain after the combination takes place and at least one of the stations is not a top-four station in the DMA, or where certain waiver criteria are met.

The FCC’s radio ownership rules establish numerical limits as to the number of radio stations in a single market area, which is defined by the overlap of certain signal strength contours, in which a party may have an attributable interest. The numerical limits are tied to the number of radio stations owned by all entities within that market area. The rules permit the ownership of up to eight radio stations in areas with 45 or more radio stations, and as few as one AM and one FM station in the smallest market areas.

The FCC’s radio-television cross-ownership rules limit the ability of a party to hold attributable interests in both radio and television stations in the same market. The rules prohibit a single entity from owning more than one television station and seven radio stations, or two television stations and six radio stations, in the largest markets, which are markets with at least 20 independently owned media voices.

Univision presently holds what the FCC considers to be an attributable interest in Entravision. If Univision were to continue to hold an attributable interest in Entravision after Univision’s proposed acquisition of Hispanic

Broadcasting Corporation, the numerical limits set forth in the FCC’s radio multiple ownership rules and radio-television cross-ownership rules would be exceeded in certain market areas, including Los Angeles. In connection with Univision’s proposed acquisition of Hispanic Broadcasting Corporation, Entravision understands that Univision expects to restructure its ownership interest in Entravision in an effort to make Univision’s interest in Entravision non-attributable for FCC purposes. Any changes to Entravision’s charter documents to implement any restructuring would require the agreement of both Entravision and Univision, as well as any necessary approvals by Entravision’s board of directors and/or stockholders.

Material Federal Income Tax Considerations

Big City Radio intends the following discussion to provide only a general summary of the material federal income tax consequences to Big City Radio of the asset sale to Entravision. This discussion is not a complete analysis or description of all potential federal income tax consequences of this transaction.

This discussion describes certain material federal income tax consequences to Big City Radio in connection with the asset sale to Entravision. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences as described herein. In addition, the following discussion does not address the tax consequences to Big City Radio of the asset sale to Entravision and the other Big City Radio station sales under foreign tax laws or the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the asset sale to Entravision and the other Big City Radio station sales, whether or not any such transactions are undertaken in connection with the asset sale to Entravision.

The asset sale to Entravision will be treated as a taxable asset sale. As a result, Big City Radio will recognize gain or loss on the sale in an amount equal to the purchase price received, consisting of the fair market value of Entravision’s Class A common stock issued to Big City Radio on the closing date, the cash portion of the purchase price and the liabilities assumed, less transaction costs, less Big City Radio’s adjusted tax basis in the assets sold to Entravision. Gain recognized by Big City Radio on the asset sale will be offset to the extent of available net operating losses, subject to applicable limitations. Big City Radio currently estimates it will incur federal, state and local income taxes of approximately $14.4 million in connection with the asset sales to Entravision and the other buyers, after the application of available net operating loss carryforwards. See “Unaudited Pro Forma Financial Information of Big City Radio” for a presentation of the effect of income taxes. Big City Radio’s tax basis in the Entravision shares received in exchange for the assets will equal the fair market value used to calculate Big City Radio’s gain or loss, as described above. The asset sale to Entravision and the other Big City Radio station sales, by themselves, will have no significant tax consequences to the existing Big City Radio stockholders, except indirectly to the extent of the corporate-level tax consequences to Big City Radio.

Accounting Treatment

Upon the closing of the asset sale, Big City Radio will remove the assets and assumed liabilities associated with the Los Angeles area radio stations to be sold in the asset sale from Big City Radio’s consolidated balance sheet and record a gain or loss on the sale of these stations equal to the difference between the purchase price received and the book value of the net assets disposed of, including related intangibles. See “Unaudited Pro Forma Financial Information of Big City Radio” for a presentation of the pro forma effect of the asset sale to Entravision and the other pending Big City Radio station sales.

Absence of Dissenters’ Rights

Under Delaware law, which governs the rights of Big City Radio and the rights of its stockholders, Big City Radio’s stockholders are not entitled to dissenters’ rights of appraisal or other rights to demand fair value for their shares of Big City Radio by reason of the asset sale to Entravision.

TERMS OF THE ASSET PURCHASE AGREEMENT

The following is a summary of the material provisions of the Asset Purchase Agreement, a copy of which is attached as Annex A to this joint information statement/prospectus and is incorporated by reference into this document. This summary is not complete and is qualified in its entirety by reference to the Asset Purchase Agreement. Entravision and Big City Radio urge you to read the Asset Purchase Agreement for a more complete description of the terms and conditions of the asset sale.

The Asset Sale

Entravision, Big City Radio and Big City Radio-LA, L.L.C., a wholly-owned subsidiary of Big City Radio, entered into an Asset Purchase Agreement dated as of December 23, 2002. The Asset Purchase Agreement provides that Entravision will purchase three Los Angeles area radio stations which broadcast as KLYY-FM, KVYY-FM and KSYY-FM, a related booster station, KLYY-FM1, and an FM translator station, K252BF, from Big City Radio. The three radio stations, the booster station and the translator station are referred to below as the Stations. The Asset Purchase Agreement provides that Big City Radio will sell to Entravision, and Entravision will purchase from Big City Radio, the following assets:

•	all licenses, construction permits or authorizations issued by or pending before the FCC for use in the operation of the Stations;

•	Big City Radio’s leases for transmitter sites used in the operation of the Stations;

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Big City Radio’s transmitter equipment, including broadcast towers, antennas, main and back-up transmitters and generators, and other tangible property of Big City Radio located or used at the transmitter sites of the Stations;

•	Big City Radio’s leases for studios used in the operation of the Stations;

•	all of Big City Radio’s studio equipment, production and imaging equipment, office equipment, furniture and vehicles used in operating the Stations; and

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all of Big City Radio’s intellectual property related to the operation of the Stations, including promotional materials, tapes, record libraries, call letters, Marti frequencies, trademarks, trade names, including the trade names “Viva 107.1,” “Viva” and “Viva Alternativa” in the geographic areas served by the Stations, copyrights and internet domain names.

The following items are excluded from the sale:

•	all cash or cash equivalents of Big City Radio or the Stations on hand on the day immediately preceding the date of the closing;

•	any accounts receivable, notes receivable or other receivables of Big City Radio;

•	all deposits and prepaid expenses of the Stations;

•	Big City Radio’s corporate seal, minute books, charter documents, stock record books and other books and records that pertain to the organization of Big City Radio;

•	all securities owned by Big City Radio;

•	all insurance contracts;

•	all time sales agreements or barter rights of the Stations;

•	all claims arising out of acts occurring prior to the closing date, or claims that related to the period prior to the closing date;

•	all of Big City Radio’s rights under the Asset Purchase Agreement;

•	all pension, profit sharing, retirement, bonus, medical, dental, life, accident insurance, disability, executive or deferred compensation and other similar fringe or employee benefit plans;

•	all rights to the name “Big City” and “Big City Radio” and any logo or variation thereof and the goodwill associated therewith; and

•	all rights to the trade name “Viva” and any derivatives thereof except to the extent indicated above as acquired by Entravision.

In addition, Entravision will assume the obligations of Big City Radio under various agreements specified in the schedules to the Asset Purchase Agreement. However, Entravision will not assume any liabilities of Big City Radio arising from or out of the following:

•	claims made against Big City Radio’s assets which are not being purchased by Entravision;

•	the operation of the Stations or the ownership or use of the assets being purchased prior to the closing date, except as provided for in the Time Brokerage Agreement;

•	taxes;

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claims by former or current officers, directors, employees, stockholders or affiliates of Big City Radio, including liabilities in connection with any employment agreements or contracts, employee benefit plans or collective bargaining, labor or employment agreements or other similar agreements, or obligations in respect of retiree health benefits;

•	the Asset Purchase Agreement or the events or negotiations leading up to the Asset Purchase Agreement;

•	accounts payable as of the closing date; or

•	any existing, pending or future litigation of Big City Radio arising out of or related to events occurring prior to the closing date.

Consideration to be Paid by Entravision

The total consideration to be paid by Entravision for the assets of the Stations at the closing will be $100 million in cash and 3,766,478 shares of Entravision’s Class A common stock. Of the $100 million cash portion of the consideration, Entravision has paid $1 million into escrow pursuant to a deposit escrow agreement.

The number of shares of Entravision’s Class A common stock to be issued to Big City Radio is fixed and therefore will be adjusted only to reflect stock dividends, stock splits, stock combinations or similar changes in Entravision’s capitalization before the closing of the asset sale.

The purchase price will be allocated among the assets being purchased by Entravision for all purposes, including financial, accounting and tax purposes, as agreed by the parties within 60 days after the date of the Asset Purchase Agreement. If Big City Radio and Entravision are unable to agree on such allocation within such period of time, they will retain a nationally recognized appraisal firm experienced in valuing radio broadcast properties to perform an appraisal and deliver a report to Big City Radio and Entravision as soon as reasonably practicable.

Items of income, expense, liability for state and local taxes, annual FCC regulatory fees, prepaid items, deposits, credits, utility and service charges, lease expenses and license fees will be prorated between Big City Radio and Entravision as provided for in the Asset Purchase Agreement, except as provided otherwise in the Time Brokerage Agreement. See “Other Principal Agreements Between Entravision and Big City Radio—Time Brokerage Agreement” for a discussion of the terms of the Time Brokerage Agreement.

Closing

Subject to the satisfaction or waiver of the conditions precedent in the Asset Purchase Agreement, the closing will be held on the fifth business day after the date on which the FCC grants an initial order consenting to the assignment of the FCC licenses from Big City Radio to Entravision Holdings, LLC, a wholly-owned subsidiary of Entravision.

Representations and Warranties

The Asset Purchase Agreement contains a number of representations and warranties by Big City Radio and Entravision to each other, including those regarding:

•	their organization, existence and good standing;

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their authority to enter into the Asset Purchase Agreement, the Time Brokerage Agreement and the deposit escrow agreement, to carry out the transactions contemplated in those agreements, and the validity and binding effect of those agreements;

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in connection with the execution and delivery of the principal agreements to the transaction, the absence of any conflict with such party’s organizational documents, the absence of any violation of any laws which would have a material adverse effect on that party, and the absence of a default under or the creation of a lien on any of the assets being purchased under any material agreement or instrument by which that party is bound;

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no approval, authorization, consent order or other action, or filing with, any court or governmental authority being required in connection with the execution of the principal agreements in the transaction, other than those of the FCC and as required under the HSR Act;

•	finders fees, broker commissions or similar payments to be made by the parties; and

•	information contained in this joint information statement/prospectus.

In addition, Big City Radio has made representations to Entravision regarding:

•	the approval of Big City Radio’s stockholders in connection with the execution, delivery and performance by Big City Radio of the Asset Purchase Agreement and the transactions contemplated thereby;

•	sole and exclusive ownership of all the assets being purchased, except leased property;

•	valid, binding and enforceable leasehold interests to the leased transmitter sites and studio sites being purchased;

•	the non-existence of violations of zoning, building, health, fire, water use or similar laws in connection with the leased transmitter sites and studio sites being purchased;

•	the good condition and working order of Big City Radio’s tangible personal property being purchased;

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the status of all of the material FCC licenses necessary for the lawful ownership and operation of the Stations as currently conducted, that such licenses are in full force and effect, and that the Stations are being operated in compliance in all material respects with the Communications Act, the rules and regulations of the FCC;

•	the filing of all reports required by law or order of any court or governmental authority;

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the filing of all tax reports and returns required to be filed by or relating to the assets being purchased, and the payment of all taxes, penalties, interest, deficiencies, assessments or other charges due with respect to such taxes;

•	compliance with all environmental laws with respect to the assets being purchased;

•	the status of litigation;

•	non-default under any of the contracts being assumed by Entravision;

•	the right to use the business records of the Stations being purchased free and clear of any royalty or other payment obligation;

•	third-party consents required to consummate the transactions; and

•	the limitation of the representations and warranties of Big City Radio in the Asset Purchase Agreement.

Entravision has made representations to Big City Radio regarding:

•	Entravision Holdings, LLC, the entity acquiring the FCC licenses being purchased from Big City Radio, being legally, financially and otherwise qualified to be the assignee of such FCC licenses;

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Entravision and its affiliates not being required to sell, dispose or surrender any FCC license held by Entravision or its affiliates with respect to any broadcast properties under the Communications Act or antitrust laws;

•	the media interests Entravision owns or possesses in the Los Angeles market;

•	Entravision’s financial ability to consummate the transaction at the closing in terms of the cash purchase price and the shares of its Class A common stock to be issued at such time;

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the status of the shares of Entravision’s Class A common stock to be issued to Big City Radio as being duly and validly issued, fully paid and nonassessable and not subject to pre-emptive or similar rights, and free and clear of all liens;

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the status of the shares of Entravision’s Class A common stock to be issued to Big City Radio as being duly registered under the Securities Act, freely and immediately transferable and distributable by Big City Radio, free of all restrictions on transfer under applicable federal and state securities laws and issued in compliance with all applicable federal and state securities laws;

•	the status of the shares of Entravision’s Class A common stock being issued to Big City Radio as being listed on The New York Stock Exchange, subject only to official notice of issuance;

•	no requirement of approval by Entravision’s stockholders to issue the shares of Entravision’s Class A common stock to Big City Radio; and

•	the filing of SEC reports.

The representations and warranties contained in the Asset Purchase Agreement will terminate upon the closing of the asset sale to Entravision.

Covenants and Agreements

Within five business days following the signing of the Asset Purchase Agreement, the parties have agreed to complete the filing under the HSR Act. This filing was made on December 31, 2002 and early termination of the waiting period was granted on January 10, 2003.

Within one business day following the signing of the Asset Purchase Agreement, the parties have agreed to file applications with the FCC requesting its consent to assign the FCC licenses from Big City Radio-LA, L.L.C., a wholly owned subsidiary of Big City Radio, to Entravision Holdings, LLC. The parties filed these applications on December 24, 2002.

The parties have agreed to use their reasonable best efforts to:

•	consummate the transactions contemplated by the Asset Purchase Agreement;

•	obtain governmental or other actions, non-actions, clearances, waivers, consents, approvals, permits and orders required to consummate the transactions;

•	furnish all information required for any application or other filing;

•	avoid the entry of any order that would restrain, prevent or delay the closing or the FCC order consenting to the assignment of the FCC licenses for the Stations; and

•	execute and deliver any additional instruments necessary to assign the FCC licenses from Big City Radio-LA, L.L.C. to Entravision Holdings, LLC.

The parties have further agreed that:

•	the terms of the confidentiality agreement among them will continue in full force and effect until the closing; and

•	they will consult with each other before issuing any press release or otherwise making any public announcements.

Big City Radio has agreed:

•	to use its reasonable best efforts to obtain all necessary third-party consents;

•	to use its reasonable best efforts to provide Entravision access to information of Big City Radio related to the assets being purchased, including Big City Radio’s books and records;

•	to conduct the business of the Stations in the ordinary course, subject to the terms of the Time Brokerage Agreement, unless the prior consent of Entravision is first obtained; and

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to bear the risk of loss of all damage to, or loss or destruction of any of, the assets being purchased by Entravision between the date of the Asset Purchase Agreement and the closing date; provided, however, that if any restoration, repair or replacement does not exceed $100,000 and is not accomplished prior to the closing date, the parties will consummate the closing and Entravision will be entitled to all insurance proceeds; and provided, further, that if any such restoration, repair or replacement exceeds $100,000 and is not accomplished prior to September 23, 2003, Entravision may terminate the Asset Purchase Agreement in its sole and absolute discretion.

Within one business day after the earlier of the expiration or termination of any waiting period under the HSR Act, the parties agreed to enter into the Time Brokerage Agreement, which will remain in effect until the closing or the termination of the Asset Purchase Agreement. Early termination of the waiting period was granted on January 10, 2003 and Entravision and Big City Radio entered into the Time Brokerage Agreement on January 15, 2003.

Within three business days after the effective date of the Time Brokerage Agreement, Big City Radio has agreed to deliver to Entravision a complete list of all the Stations’ accounts receivable. For a period of 180 days following the date of the Time Brokerage Agreement, Entravision will forward promptly to Big City Radio any amounts received by Entravision representing any of Big City Radio’s accounts receivable. Any account receivable not collected by Entravision within such time will revert to Big City Radio.

As of the closing date, Entravision may, at its option, offer employment to any of Big City Radio’s employees who works primarily at or for the Stations, on such terms and conditions as may be agreed upon by Entravision and such employee.

Prior to the closing, Big City Radio will consult with Entravision and obtain Entravision’s consent, which will not be unreasonably withheld, prior to making any changes to facilities in connection with the proposed upgrade of KLYY-FM.

The covenants and agreements of the parties contained in the Asset Purchase Agreement will not survive the closing of the asset sale, except to the extent that such covenants and agreements contemplate actions to be taken or obligations in effect after the closing.

Securities Matters

The parties have agreed as follows:

•	they will share equally the SEC filing fee with respect to the registration statement of which this joint information statement/prospectus is a part;

•	they will use all reasonable best efforts to have the registration statement declared effective by the SEC as promptly as practicable;

•	as promptly as practicable after effectiveness of the registration statement, Big City Radio will mail this joint information statement/prospectus to its stockholders;

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Entravision will take any action, other than qualifying to do business in any jurisdiction in which it is currently not so qualified, required to be taken under any applicable state securities laws in connection with the issuance of the shares to Big City Radio;

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Entravision will use reasonable best efforts to maintain the effectiveness of the registration statement until Big City Radio completes a stockholder distribution or public sale of the shares being issued to it by Entravision; provided, however, that Entravision will have no obligation to maintain the effectiveness of the registration statement for more than 15 months after the closing date;

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Entravision will use reasonable best efforts to amend the registration statement as may be required from time to time to permit Big City Radio to effect a stockholder distribution or public sale of the shares being issued to it by Entravision;

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Big City Radio will suspend use of the registration statement to effect a stockholder distribution or public sale if, as, and when requested by Entravision, provided that Entravision may not require any such suspension for more than a total of five business days on any occasion or on more than a total of two occasions during the 15-month period referred to above; and

•	prior to the closing date, Entravision will cause the shares to be issued to Big City Radio to be approved for listing on The New York Stock Exchange, subject to official notice of issuance.

Conditions to Closing

Conditions to Entravision’s Closing

The obligations of Entravision to proceed with the closing are subject to the satisfaction, or waiver by Entravision, of the following conditions:

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the representations and warranties of Big City Radio will be true and correct as of the closing date unless inaccuracies in the representations and warranties would not materially adversely effect the assets being purchased;

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Big City Radio will have performed the covenants and agreements provided for in the Asset Purchase Agreement, including those mentioned above, unless the failure to perform such covenants and agreements would not materially adversely effect the assets being purchased;

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the FCC order consenting to the assignment of the FCC licenses for the Stations will be in full force and effect, although Entravision’s obligations to consummate the purchase of the assets shall not be subject to the condition that such order be a final order;

•	any waiting period under the HSR Act applicable to the assets being purchased will have expired or will have been terminated;

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no orders, or temporary, preliminary or permanent injunction of any governmental authority will have been entered expressly prohibiting or materially restraining the transactions contemplated by the Asset Purchase Agreement;

•	all required third party consents will have been obtained or alternative arrangements providing Entravision with the benefit of the subject contracts will have been entered into;

•
the registration statement of which this joint information statement/prospectus is a part will have become effective under the Securities Act, and no stop order suspending the effectiveness of the registration statement will have been issued by the SEC;

•	all necessary state securities authorizations, if any, will have been received;

•	at least 20 days will have elapsed since the mailing of this joint information statement/prospectus to Big City Radio’s stockholders; and

•	the shares of Entravision’s Class A common stock to be issued to Big City Radio will have been listed on The New York Stock Exchange, subject only to official notice of issuance.

Conditions to Big City Radio’s Closing

The obligations of Big City Radio to sell, transfer, convey and deliver the assets being purchased to Entravision and to proceed with the closing are subject to the satisfaction, or waiver by Big City Radio, of the following conditions:

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the representations and warranties of Entravision will be true and correct in all material respects as of the closing date except for Entravision’s representations and warranties regarding the issuance of Entravision’s Class A common stock to Big City Radio, which will be true and correct in all respects;

•	Entravision will have performed in all material respects the covenants and agreements provided for in the Asset Purchase Agreement, including those referred to above;

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the FCC order consenting to the assignment of the FCC licenses for the Stations will be in full force and effect, although Big City Radio’s obligations to consummate the asset sale to Entravision shall not be subject to the condition that such order be a final order;

•	any waiting period under the HSR Act applicable to the assets being purchased will have expired or will have been terminated;

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no orders, or temporary, preliminary or permanent injunction of any governmental authority will have been entered expressly prohibiting or materially restraining the transactions contemplated by the Asset Purchase Agreement;

•
the registration statement of which this joint information statement/prospectus is a part will have become effective under the Securities Act, and no stop order suspending the effectiveness of the registration statement will have been issued by the SEC;

•	all necessary state securities authorizations, if any, will have been received;

•	at least 20 days will have elapsed since the mailing of this joint information statement/prospectus to Big City Radio’s stockholders; and

•	the shares of Entravision’s Class A common stock to be issued to Big City Radio will have been listed on The New York Stock Exchange, subject only to official notice of issuance.

Termination of the Asset Purchase Agreement

The Asset Purchase Agreement may be terminated by the mutual written agreement of the parties, or as follows:

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by Entravision, if Big City Radio is in material breach of its obligations under the Asset Purchase Agreement so that the conditions to Entravision’s obligations to close with respect to representations, warranties and covenants have not been satisfied as of the closing and such breach has not been cured by Big City Radio within 30 days following written notice of such breach;

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by Big City Radio, if Entravision is in material breach of its obligations under the Asset Purchase Agreement so that the conditions to Big City Radio’s obligations to close with respect to representations, warranties and covenants have not been satisfied as of the closing and such breach has not been cured by Entravision within 30 days following written notice of such breach; provided, however, that no cure period will apply if the breach by Entravision is caused by the failure to issue the shares of its Class A common stock to Big City Radio in the manner specified in Entravision’s representations and warranties with respect thereto;

•	by either party if the FCC denies the application for consent to the assignment of the transfer of the licenses for the Stations in a final order, or has designated the application for a hearing; or

•	by either party if the closing has not occurred on or before September 23, 2003.

If the Asset Purchase Agreement is terminated as described above, all rights and obligations of the parties will terminate without any liability, except for any liability as a result of any material breach of the Asset Purchase Agreement. However, the confidentiality agreement will remain in full force and effect and the parties will each bear the cost of their own fees and expenses, including those of counsel, financial advisors and accountants.

If the Asset Purchase Agreement is terminated by Big City Radio because of Entravision’s material breach described above and failure to cure within the specified period of time, if any, the $1 million deposit will be forfeited by Entravision and paid to Big City Radio. However, this forfeiture will not constitute liquidated damages and Big City Radio will be entitled to any and all rights available at law or in equity. If the Asset Purchase Agreement is terminated for any other reason, the $1 million deposit will be refunded to Entravision.

Waiver, Assignment and Amendment

No delay or failure on the part of any party in exercising any right, power or privilege under the Asset Purchase Agreement or under any other instrument or document given in connection with the Asset Purchase Agreement will impair any such right, power or privilege or be construed as a waiver of any default by the other party. No waiver will be valid unless it is made in writing and signed by the party against whom enforcement of the waiver is sought.

The Asset Purchase Agreement may not be assigned by any party without the prior written consent of the other party. Any amendment, modification or discharge of the Asset Purchase Agreement will be set forth in writing and signed by the party against whom enforcement of the amendment, modification or discharge is sought.

Miscellaneous Provisions

Other provisions of the Asset Purchase Agreement include the following:

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because of the unique nature of the assets and the transactions contemplated by the parties under the Asset Purchase Agreement, the parties agree that, in the event of a default by the other, the non-defaulting party may seek specific performance in additional to any other legal or equitable remedies available;

•	in the event of any action brought under the Asset Purchase Agreement, the prevailing party will be entitled to recover court costs and reasonable attorneys’ fees;

•	the parties will each bear the cost of their own fees and expenses, including those of counsel, financial advisors and accountants;

•
all sales, use, transfer, filing, recordation, registration and similar taxes and fees arising from the transactions in the Asset Purchase Agreement, whether levied on Entravision or Big City Radio, will be borne by Entravision; and

•	the Asset Purchase Agreement will be construed in accordance with the laws of the State of New York.

OTHER PRINCIPAL AGREEMENTS BETWEEN
ENTRAVISION AND BIG CITY RADIO

The following are summaries of the material provisions of additional agreements contemplated by, or referred to in, the Asset Purchase Agreement. These summaries are not complete and are qualified in their entirety by reference to the specific agreements themselves. A copy of the Time Brokerage Agreement is attached as Annex B to this joint information statement/prospectus and is incorporated by reference into this document. Entravision and Big City Radio urge you to read this agreement for a more complete description of its terms and conditions.

Time Brokerage Agreement

Entravision and Big City Radio-LA, L.L.C., which is the licensee of the FCC licenses to operate the Stations and is referred to herein as Big City Radio Sub, entered into the Time Brokerage Agreement on January 15, 2003. Under the Time Brokerage Agreement Entravision will provide programming and related services to the Stations in conformity with the Communications Act. Under the Asset Purchase Agreement, the parties agreed to enter into the Time Brokerage Agreement within one business day after the earlier of the expiration or termination of any waiting period under the HSR Act. Early termination of the waiting period was granted on January 10, 2003. The Time Brokerage Agreement will remain in effect until the closing under or termination of the Asset Purchase Agreement, unless terminated earlier as provided in the Time Brokerage Agreement.

Use of Station Air Time.    During the term of the Time Brokerage Agreement, Big City Radio Sub will make available to Entravision, as programmer, broadcast time on the Stations as provided for in the Time Brokerage Agreement. Entravision will deliver programming, including commercial matter, news, public service announcements and other programming, at Entravision’s expense, to the Stations’ transmitters or other mutually agreed remote control points. Big City Radio Sub agrees to broadcast such programming in its entirety, including commercials at the times specified, on the Stations, subject to preemption, cancellation or substitution by Big City Radio Sub, as discussed below. Big City Radio Sub may use up to two hours per week to broadcast its own non-entertainment programming on the Stations, to be scheduled at mutually agreeable times. During the term of the Time Brokerage Agreement, Entravision will have the exclusive right to sell, directly or through a third party, commercial time during the programming provided by Entravision, for Entravision’s account.

Station Operations.    Big City Radio Sub will retain ultimate authority, power and control over the operations of the Stations during the term of the Time Brokerage Agreement. Subject to this retention, Entravision agrees to use its brokered time to provide programming and related services to the Stations at its sole cost and expense. Such related services include:

•	sale of advertising time on the Stations;

•	coordination of traffic and billing functions;

•	ordinary maintenance of the Stations’ transmitting or studio equipment and other assets used in the business and operation of the Stations, other than the FCC licenses; and

•	other mutually-agreed upon administrative and operational functions consistent with FCC rules and regulations.

Entravision will pay Big City Radio Sub a $1,000 fee on the commencement of the term of the Time Brokerage Agreement and at the end of each succeeding month, with the final month pro-rated based on the actual number of calendar days elapsed.

During the term of the Time Brokerage Agreement, Entravision will reimburse Big City Radio Sub and/or pay on an ongoing basis only scheduled expenses. Disputes regarding payment of any expenses which cannot be resolved by the parties within 30 days will be resolved by arbitration.

If during the term of the Time Brokerage Agreement there is any material loss, damage or destruction of any of the Stations’ transmitting or studio equipment or any of the other assets used in the business and operation of the Stations, Big City Radio Sub will make all repairs or replacements necessary to restore such item to its condition as of the date of the Time Brokerage Agreement and Entravision will reimburse Big City Radio Sub for the cost of such repairs or replacements within 15 days following receipt of written evidence of such expenses; provided, however, that in the event that repair or replacement of any single item exceeds $5,000, such excess expense will be the sole responsibility of Big City Radio Sub. Disputes in connection with such repairs or replacements will be resolved by arbitration.

Station Programming and Operational Policies

The parties agree to handle certain matters of programming and operations as follows:

•
Big City Radio Sub will remain responsible for the Stations’ compliance with all FCC rules and regulations and all other applicable laws, and Entravision will cooperate with Big City Radio Sub as Big City Radio Sub may request in so doing. Nothing in the Time Brokerage Agreement abrogates or limits Big City Radio Sub’s authority to discharge its obligations to the public and to the FCC. Big City Radio Sub retains the right to interrupt Entravision’s programming in case of an emergency or for programming which, in the good faith judgment of Big City Radio Sub, is of greater local or national public importance. The parties agree to cooperate to ensure that the Stations remain in compliance with all public interest obligations, hourly station identification and maintenance of each Station’s local public inspection file, as required by FCC rules and regulations.

•
Entravision has agreed to comply in all material respects with Big City Radio Sub’s programming policy statement, as the same may be amended from time to time to comply with FCC rules and regulations. If, in Big City Radio Sub’s reasonable discretion, Big City Radio Sub determines that a program, commercial announcement or promotional material supplied by Entravision is contrary to the public interest or does not comply with the programming policy statement, upon written notice to Entravision, Big City Radio Sub may cancel or suspend such programming and substitute its own programming or request Entravision to provide substitute programming.

•
Big City Radio Sub also has the right to delete or preempt any material in any programming furnished by Entravision that Big City Radio Sub reasonably and in good faith believes is unsuitable for broadcast or the broadcast of which would be contrary to the public interest. In such event, Big City Radio Sub may cancel or suspend such programming and substitute its own programming.

•
Big City Radio Sub will remain responsible for the Stations’ compliance with political advertising, as provided for in the Communications Act, and Entravision agrees to cooperate with Big City Radio Sub in so complying with the Communications Act.

•	Advertising of credit terms will comply with the rules of the FTC.

•
Entravision will comply, at Entravision’s expense, with the Communications Act by disclosing to Big City Radio Sub, in advance of any scheduled Station broadcast, any information of which Entravision has knowledge, as to any money, service or valuable consideration that any person has paid or accepted, or has agreed to pay or accept, for the inclusion of any matter as part of the programming to be supplied.

•	Entravision will comply with the provisions of the Copyright Act of 1976, as amended.

Termination

The Time Brokerage Agreement may be terminated as follows:

•
by Entravision, if it is not then in material breach of the Time Brokerage Agreement or the Asset Purchase Agreement, if Big City Radio Sub is in material breach of Big City Radio Sub’s representations or material obligations under the Time Brokerage Agreement and has failed to cure such breach within 30 days following written notice of such breach;

•
by Entravision, in the event of the failure of any of the Stations to broadcast Entravision’s programming for two consecutive days or for one-half hour for five consecutive days as a result of Big City Radio Sub’s preemption of such programming, without notice to, or cure by, Big City Radio Sub;

•
by Big City Radio Sub, if it is not then in material breach of the Time Brokerage Agreement or the Asset Purchase Agreement, if Entravision is in material breach of Entravision’s representations or material obligations under the Time Brokerage Agreement and has failed to cure such breach within 30 days following written notice of such breach; or

•	automatically, upon the first to occur of any of the following:

•	the Time Brokerage Agreement is declared invalid by order or decree of an administrative agency or court of competent jurisdiction;

•	there has been a material change in FCC rules and regulations that would cause the Time Brokerage Agreement to be in material violation thereof;

•	the mutual written consent of both parties; or

•	the termination of the Asset Purchase Agreement in accordance with its terms.

Agreement of Principal Stockholders of Big City Radio to Consent to Asset Sale

Pursuant to an agreement dated December 23, 2002 entered into in connection with the Asset Purchase Agreement, Stuart Subotnick, Anita Subotnick and Subotnick Partners, L.P., the principal stockholders of Big City Radio, agreed to vote, or cause the holder of record to vote, in person or by proxy, all of such stockholder’s shares of Class A and Class B common stock of Big City Radio, and any other voting interest in Big City Radio, in favor of the approval and adoption of the Asset Purchase Agreement and the transactions contemplated thereby, in connection with any meeting, or written consent in lieu of a meeting, at which or in connection with which the Asset Purchase Agreement and the transactions contemplated thereby are submitted for consideration and approval of the Big City Radio stockholders. The agreement will automatically terminate on the earlier to occur of the date on which the Asset Purchase Agreement is terminated or the closing under the Asset Purchase Agreement.

On December 23, 2002, Stuart Subotnick, Anita Subotnick and Subotnick Partners, L.P. executed and delivered to Big City Radio a written consent approving the asset sale and the Asset Purchase Agreement. For information about this approval, see “Approval of the Asset Sale by Big City Radio Stockholders.”

INFORMATION ABOUT ENTRAVISION

Overview

Entravision is a diversified Spanish-language media company with a unique portfolio of television, radio, outdoor advertising and publishing assets, reaching approximately 80% of all Hispanics in the United States.

•
Television.  Entravision owns and/or operates 42 primary television stations that are located primarily in the southwestern United States, including the U.S./Mexican border markets. Its television stations consist primarily of affiliates of the two television networks of Univision, serving 20 of the top 50 Hispanic markets in the United States. Entravision is the largest Univision-affiliated television group in the United States. Univision is a key source of programming for Entravision’s television broadcasting business, and Entravision considers Univision to be a valuable strategic partner.

Univision’s primary network is the leading Spanish-language network in the United States, reaching more than 97% of all Hispanic households. Univision’s primary network is the most watched television network (English- or Spanish-language) among U.S. Hispanic households, representing approximately a 72% market share of the U.S. Spanish-language network television prime time audience as of December 2002. Univision’s networks make available to Entravision’s Univision-affiliated stations 24 hours a day of Spanish-language programming. Univision’s prime time schedule on its primary network consists of substantially all first-run programming throughout the year.

•
Radio.  Entravision operates one of the largest groups of Spanish-language radio stations in the United States. Entravision owns and/or operates 58 radio stations in 23 U.S. markets, 57 of which are located in the top 50 Hispanic markets in the United States, including Spanish-language stations in Los Angeles, San Francisco, Phoenix and Dallas-Ft. Worth. Entravision’s radio stations consist of 43 FM and 15 AM stations located primarily in Arizona, California, Colorado, Florida, Illinois, Nevada, New Mexico and Texas. Its radio stations cover in aggregate approximately 57% of the Hispanic population in the United States.

Entravision’s radio operations combine network programming with local time slots available for advertising, news, traffic, weather, promotions and community events. This strategy allows Entravision to provide quality programming with significantly lower costs of operations than it could otherwise deliver solely with independent programming.

•
Outdoor Advertising.  Entravision’s outdoor advertising operations consist of approximately 11,400 advertising faces located primarily in high-density Hispanic communities in Los Angeles and New York. Its outdoor advertising operations complement its television and radio businesses and allow for cross-promotional opportunities. Outdoor advertising offers the ability to target specific demographic groups on a cost-effective basis as compared to other advertising media. Entravision’s outdoor portfolio adds to its television and radio reach by providing local advertisers with significant coverage of the Hispanic communities in Los Angeles and New York.

•
Publishing.  Entravision owns El Diario/la Prensa, the oldest major Spanish-language daily newspaper in the United States and one of only two Spanish-language daily newspapers in New York. The newspaper reports news of interest to the Hispanic community, focusing primarily on local news events and daily occurrences in Latin America. El Diario/la Prensa has a daily paid circulation of 57,550 as of September 29, 2002, up from 56,938 as of September 23, 2001.

For the nine-month period ended September 30, 2002, the percentage of Entravision’s total net revenue contributed by each of its four segments was: television, 47%; radio, 32%; outdoor, 13%; and publishing, 8%.

Entravision was organized as a Delaware limited liability company in January 1996 to combine the operations of its predecessor entities. On August 2, 2000, Entravision completed a reorganization from a limited liability company to a corporation. On August 2, 2000, Entravision also completed its initial public offering of Class A common stock.

Entravision’s principal offices are located at 2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404, and its telephone number is (310) 447-3870.

Recent Developments

In connection with its proposed merger with Hispanic Broadcasting Corporation, Univision’s Class C directors resigned from Entravision’s board of directors in August 2002 to avoid any potential conflict of interest arising out of that transaction, and those board seats have remained vacant since that time. In addition, Univision has stated publicly that it expects to work with Entravision to restructure its interest in Entravision by exchanging its common stock for non-voting stock. Any changes to Entravision’s charter documents to implement any restructuring would require the agreement of both Entravision and Univision, as well as any necessary approvals by Entravision’s board of directors and/or stockholders.

Selected Historical Financial Data
(In thousands, except per share and per membership unit data)

The following table contains Entravision’s selected historical financial data. The selected historical financial data have been derived from Entravision’s audited consolidated financial statements for each of the fiscal years for the five-year period ended December 31, 2001, which have been audited by McGladrey & Pullen, LLP, independent public accountants, and the unaudited financial statements for the nine-month periods ended September 30, 2002 and 2001. This selected historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Entravision’s audited and unaudited consolidated financial statements and related notes, incorporated herein by reference.

The selected historical statement of operations data for the nine months ended September 30, 2002 and 2001 and the selected historical balance sheet data as of such dates are unaudited, but include, in the opinion of Entravision’s management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentaion of such data. The results of operations for the nine months ended September 30, 2002 are not necessarily indicative of results to be expected for the entire year or for any other period.

	Year Ended December 31,					Nine-Month Period Ended September 30,
	2001	2000	1999	1998	1997	2002	2001
						(unaudited)
Statement of Operations Data:
Net revenue	$208,908	$154,021	$58,999	$44,820	$30,456	$175,970	$155,286

Expenses:
Direct operating	100,347	60,987	24,441	15,794	9,184	83,867	74,715
Selling, general and administrative (excluding non-cash stock-based compensation)	42,485	36,600	11,611	8,877	5,845	37,514	32,112
Corporate	15,636	12,741	5,809	3,963	3,899	12,076	11,673
Non-cash stock-based compensation (1)	3,243	5,822	29,143	500	900	2,499	2,418
Depreciation and amortization	120,017	69,238	15,982	10,934	10,216	28,292	87,964

Total expenses	281,728	185,388	86,986	40,068	30,044	164,248	208,882

Operating income (loss)	(72,820)	(31,367)	(27,987)	4,752	412	11,722	(53,596)
Interest expense, net	(20,978)	(23,916)	(9,591)	(8,244)	(5,107)	(18,491)	(16,842)
Non-cash interest expense relating to related party beneficial conversion options (2)	—	(39,677)	(2,500)	—	—	—	—
Gain (loss) on sale of assets	4,977	—	—	—	—	(707)	1,668

Loss before income taxes	(88,821)	(94,960)	(40,078)	(3,492)	(4,695)	(7,476)	(68,770)
Income tax (expense) benefit (3)	22,999	2,934	121	(210)	7,531	(300)	24,757

Net income (loss) before equity in earnings of nonconsolidated affiliates	(65,822)	(92,026)	(39,957)	(3,702)	2,836	(7,776)	(44,013)
Equity in earnings (loss) of nonconsolidated affiliates	27	(214)	—	—	—	95	67

Net income (loss)	(65,795)	(92,240)	$(39,957)	$(3,702)	$2,836	(7,681)	(43,946)

Accretion of preferred stock redemption value	(10,117)	(2,449)				(7,548)	(4,532)

Net loss applicable to common stock	$(75,912)	$(94,689)				$(15,229)	$(48,478)

Net loss per share, basic and diluted	$(0.66)	$(0.27)				$(0.13)	$(0.42)

Weighted average common shares outstanding, basic and diluted	115,223,005	115,287,988				118,926,100	115,144,366

Pro forma: (4)
Provision for income tax benefit		5,904	2,499	322	643

Net loss applicable to common stock		$(88,785)	$(37,579)	$(3,170)	$(4,052)

Per share data:
Net loss per share, basic and diluted		$(1.34)	$(1.16)	$(0.10)	$(0.12)

Weighted average common shares outstanding, basic and diluted		66,451,637	32,402,378	32,894,802	32,972,425

Loss per L.L.C. membership unit (5)		$(31.04)	$(19.12)	$(0.07)	$(1.19)

	Year Ended December 31,					Nine-Month Period Ended September 30,
	2001	2000	1999	1998	1997	2002	2001
						(unaudited)
Other Financial Data:
Broadcast cash flow (6)	$66,076	$56,434	$22,947	$20,149	$15,427	$54,589	$48,459
EBITDA as adjusted (6)	50,440	43,693	17,138	16,186	11,528	42,513	36,786
Cash flows from operating activities	11,998	10,608	6,128	7,658	6,509	21,924	7,407
Cash flows used in investing activities	(63,733)	(1,002,300)	(59,063)	(25,586)	(61,908)	(118,748)	(61,774)
Cash flows from financing activities	1,524	1,058,559	51,631	19,339	54,763	89,985	2,112
Capital expenditures	28,941	23,675	12,825	3,094	2,366	16,194	21,666

	As of December 31,					As of September 30,
	2001	2000	1999	1998	1997	2002	2001
						(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$19,013	$69,224	$2,357	$3,661	$2,250	$12,174	$16,969
Total assets	1,535,517	1,560,493	205,017	131,291	111,953	1,641,930	1,557,295
Long-term debt, including current portion	252,769	254,947	167,306	99,737	74,656	310,045	253,354
Series A mandatorily redeemable convertible preferred stock	90,720	80,603	—	—	—	98,268	85,133
Total equity	987,395	1,055,377	28,011	24,871	32,057	1,018,577	1,013,370

Goodwill and Other Intangible Assets—Adoption of SFAS No. 142

See Note 4 of Notes to Entravision’s Consolidated Financial Statements included in Entravision’s Quarterly Report on Form 10-Q for the nine-month period ended September 30, 2002 regarding the effects of its adoption of SFAS No. 142.

An unaudited reconciliation of previously reported net loss applicable to common stock and basic and diluted loss per share to the amounts adjusted for the exclusion of the amortization of goodwill and Entravision’s indefinite life intangible assets, net of the related income tax, as if SFAS No. 142 had been adopted as of January 1, 1999, follows:

	Year Ended December 31,			Nine-Month Period Ended September 30,
	2001	2000	1999	2002	2001
	(In thousands, except per share data)
Reported net loss applicable to common stock (7)	$(75,912)	$(88,785)	$(37,579)	$(15,229)	$(48,478)
Add back:
Goodwill amortization	18,049	7,842	859	—	11,868
Other identified indefinite life intangible asset amortization	39,323	21,254	4,529	—	28,883

Adjusted net loss applicable to common stock	$(18,540)	$(59,689)	$(32,191)	$(15,229)	$(7,727)

Basic and diluted loss per share
Reported net loss applicable to common stock (7)	$(0.66)	$(1.34)	$(1.16)	$(0.13)	$(0.42)
Add back:
Goodwill amortization	0.16	0.12	0.03	—	0.10
Other identified indefinite life intangible asset amortization	0.34	0.32	0.14	—	0.25

Adjusted net loss applicable to common stock	$(0.16)	$(0.90)	$(0.99)	$(0.13)	$(0.07)

(footnotes on next page)

(footnotes from preceding page)

(1)
Non-cash stock-based compensation consists primarily of compensation expense relating to stock awards granted to Entravision’s employees and consultants and vesting of the intrinsic value of unvested options exchanged in Entravision’s acquisition of Z-Spanish Media Corporation in August 2000.

(2)
Represents non-cash interest expense charges related to the estimated intrinsic value of the conversion options contained in Entravision’s subordinated note to Univision in the amount of $31.6 million in 2000 and $2.5 million in 1999, and the conversion option feature in Entravision’s convertible subordinated note in the amount of $8.1 million in 2000.

(3)
Included in the 1997 income tax expense is a $7.8 million tax benefit that resulted from the reversal of previously recorded deferred tax liabilities that were established in Entravision’s acquisition of television station KNVO-TV, upon its conversion from a C corporation to a S corporation. Included in the 2000 income tax benefit is a charge of $10.5 million relating to the effect of change in tax status, which resulted from the recording of a net deferred tax liability upon Entravision’s reorganization from a limited liability company to a C corporation, effective with its initial public offering.

(4)
Pro forma net loss applicable to common stock and pro forma basic and diluted net loss per share give effect to Entravision’s reorganization from a limited liability company to a C corporation for federal and state income tax purposes and assume that Entravision was subject to corporate income taxes at an effective combined federal and state income tax rate of 40% before the effect of amortization of non-tax deductible goodwill, non-cash stock-based compensation and non-cash interest expense for each of the three years in the period ended December 31, 1999. The December 31 , 2000 statement of operations reflects operations and the related income tax benefit as a C corporation for the period subsequent to Entravision’s reorganization. Pro forma income tax expense is presented for the period from January 1, 2000 through the August 2, 2000 reorganization on the same basis as the preceding years.

(5)
Loss per membership unit is computed as net loss of Entravision’s predecessor divided by the number of membership units as of the last day of each reporting period. For 2000, loss per membership unit is for the period from January 1, 2000 through the August 2, 2000 reorganization.

(6)
Broadcast cash flow means operating income (loss) before corporate expenses, depreciation and amortization and non-cash stock-based compensation. EBITDA as adjusted means broadcast cash flow less corporate expenses. Entravision uses the term EBITDA as adjusted because that measure does not include non-cash stock-based compensation. Entravision evaluates and projects the liquidity and cash flows of its business using several measures, including broadcast cash flow and EBITDA as adjusted. Entravision considers these measures as important indicators of liquidity relating to the company’s operations, as they eliminate the effects of non-cash depreciation and amortization and non-cash stock-based compensation awards. Entravision uses these measures to evaluate liquidity and cash flows improvement from year to year as they eliminate non-cash expense items. Entravision believes its investors should use these measures because they may provide a better comparability of Entravision’s liquidity to that of its competitors. While Entravision and many in the financial community consider broadcast cash flow and EBITDA as adjusted to be important, they should be considered in addition to, but not as a substitute for or superior to, other measures of financial performance prepared in accordance with accounting principles generally accepted in the United States of America, such as operating income and net income. In addition, Entravision’s definitions of broadcast cash flow and EBITDA as adjusted differ from those of many companies reporting similarly named measures.

(7)
Reported net loss applicable to common stock for the years ended December 31, 2000 and 1999, used to reflect Entravision’s adoption of SFAS No. 142, is adjusted to reflect the pro forma effect of Entravision’s reorganization from a limited liability company to a C corporation, as described in footnote 4 above.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of Entravision’s common stock as of December 31, 2002 by:

•	each person, or group of affiliated persons, known by Entravision to be the beneficial owner of more than 5% of the outstanding shares of its common stock;

•	each of Entravision’s directors;

•
the Chief Executive Officer of Entravision and each of the four other most highly compensated executive officers of Entravision serving as such as of December 31, 2002 (and one additional individual who would have been included in such group but for the fact that she was no longer serving as an executive officer of Entravision as of such date) whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to Entravision and its subsidiaries (such individuals are hereafter referred to as the “Named Executive Officers”); and

•	all of Entravision’s directors and Named Executive Officers as a group.

Because Entravision’s Class B and Class C common stock and Series A preferred stock can be converted into Class A common stock at any time, Entravision is presenting the information below based on such conversions.

Name and Address of Beneficial Owner(1)	Class of Shares	Number of Shares of Common Stock Beneficially Owned		Percent(2)
Univision Communications Inc.(3)	A	14,943,231		11.86%
	C	21,983,392		17.45%
TSG Capital Group(4)	A	9,242,164		7.34%
Walter F. Ulloa	A	264,614	(5)	*
	B	11,489,365	(6)	9.12%
Philip C. Wilkinson	A	264,395	(7)	*
	B	11,489,365	(8)	9.12%
Jeanette Tully(9)	A	424,599	(10)	*
John F. DeLorenzo(11)	A	—		*
Paul A. Zevnik	A	124,957	(12)	*
	B	4,699,803	(13)	3.73%
Jeffery A. Liberman	A	79,840	(14)	*
Glenn Emanuel	A	364,915	(15)	*
Darryl B. Thompson	A	9,286,484	(16)	7.37%
Amador S. Bustos	A	724,384	(17)	*
Michael S. Rosen	A	120,545	(18)	*
Esteban E. Torres	A	35,861	(19)	*
Patricia Diaz Dennis	A	15,000	(20)	*
All directors and Named Executive Officers as a group (12 persons)	A	11,705,594		9.21%
	B	27,678,533		21.97%

*Represents	beneficial ownership of less than 1%.

(1)	Unless otherwise noted, the address for each person is c/o Entravision Communications Corporation, 2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404.

(2)
Percentage ownership is based on 125,972,291 shares of common stock outstanding on December 31, 2002 (assuming conversion of all outstanding shares of Class B and Class C common stock and Series A mandatorily redeemable convertible preferred stock). Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for determining the number of shares beneficially owned and for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(footnotes continued on next page)

(footnotes continued from previous page)

(3)	The address for Univision is 1999 Avenue of the Stars, Suite 3050, Los Angeles, California 90067.

(4)
TSG Capital Group consists of TSG Capital Fund II, L.P., TSG Capital Fund III, L.P., TSG Associates II Inc. and TSG Associates III, LLC. The address for each of these entities is 177 Broad Street, 12th Floor, Stamford, Connecticut 06901. Includes 5,865,102 shares of Class A common stock reserved for issuance upon conversion of Series A preferred stock held by TSG Capital Fund III, L.P. Voting and investment power over the shares held by TSG Capital Group are shared by Cleveland A. Christophe, Mark D. Inglis and Darryl B. Thompson.

(5)	Consists of 425 shares held by Ms. Alexandra Seros (Mr. Ulloa’s spouse), 1,689 shares held by Mr. Ulloa personally and an option to purchase 262,500 shares of Class A common stock.

(6)
Consists of 889,848 shares held by The Walter F. Ulloa Irrevocable Trust of 1996 and 10,599,517 shares held by Mr. Ulloa personally, of which aggregate amount 34,283 shares of Class B common stock are subject to a right of Entravision to repurchase under certain conditions.

(7)	Consists of 1,895 shares held by Mr. Wilkinson personally and an option to purchase 262,500 shares of Class A common stock.

(8)
Consists of 9,424,800 shares held by The 1994 Wilkinson Family Trust, 889,848 shares held by The 1994 Wilkinson Children’s Gift Trust and 1,174,717 shares held by Mr. Wilkinson personally, of which aggregate amount 34,283 shares of Class B common stock are subject to a right of Entravision to repurchase under certain conditions.

(9)	Ms. Tully resigned all of her positions with Entravision effective December 20, 2002.

(10)	Consists of 362 shares held by Ms. Tully personally, 249,237 shares held by The Jeanette Tully 1996 Revocable Trust and an option to purchase 175,000 shares of Class A common stock.

(11)	Mr. DeLorenzo became Entravision’s Executive Vice President and Chief Financial Officer effective December 20, 2002.

(12)
Consists of 13,821 shares held by The Zevnik Charitable Foundation and an option to purchase 111,136 shares of Class A common stock. Mr. Zevnik has shared voting power in The Zevnik Charitable Foundation.

(13)
Consists of 800,666 shares held by The Paul A. Zevnik Irrevocable Trust of 1996, 1,282,321 shares held by The Zevnik Family L.L.C. and 2,616,816 shares held by Mr. Zevnik personally, of which aggregate amount 14,507 shares of Class B common stock are subject to a right of Entravision to repurchase under certain conditions.

(14)	Consists of 1,090 shares held by Mr. Liberman personally and an option to purchase 78,750 shares of Class A common stock.

(15)	Consists of 286,165 shares held by Mr. Emanuel personally and an option to purchase 78,750 shares of Class A common stock.

(16)
Consists of 9,242,164 shares held by TSG Capital Group (see footnote 4 above) and an option to purchase 44,320 shares of Class A common stock. Mr. Thompson is a principal in each of the TSG Capital Group entities. Mr. Thompson may be deemed to exercise voting and investment power over such shares. Mr. Thompson disclaims beneficial ownership of such shares, except to the extent of his proportionate interest therein.

(17)	Consists of 709,384 shares held by Bustos Asset Management, L.L.C. and an option to purchase 15,000 shares of Class A common stock.

(18)	Consists of 76,500 shares held by LJ Holdings, L.L.C. and an option to purchase 44,045 shares of Class A common stock.

(19)	Consists of an option to purchase 35,861 shares of Class A common stock.

(20)	Consists of an option to purchase 15,000 shares of Class A common stock.

INFORMATION ABOUT BIG CITY RADIO

Business

General

Big City Radio currently owns and operates radio broadcast station groups in Los Angeles, New York, and Chicago. Big City Radio was formed in 1994 to acquire radio broadcast properties in or adjacent to major metropolitan markets and utilize innovative engineering techniques and low-cost, ratings-driven operating strategies to develop these properties into successful metropolitan radio stations. To accomplish this objective, Big City Radio has applied a variety of innovative broadcast engineering techniques to the radio broadcast properties it acquires, including Synchronized Total Market Coverage™, or STMC™. STMC™ involves the acquisition of two or more stations which broadcast on the same frequency and then simulcasting their signals to achieve broad coverage of a targeted metropolitan market. In addition to STMC™, Big City Radio may employ other broadcast engineering techniques. These engineering techniques include acquiring suburban radio stations and moving the station’s broadcast antenna closer to the metropolitan market and acquiring high-power stations adjacent to major metropolitan markets and focusing such stations’ broadcast signal into the metropolitan area.

Big City Radio’s acquisition and engineering strategies have enabled it to provide coverage of major metropolitan markets at a significantly lower acquisition cost than is typically required to acquire a major market Class B station. Class B radio stations are defined by the FCC as those facilities whose signal is predicted to cover a regional urban area. Big City Radio currently owns and operates one STMC™ station combination in each of New York and Los Angeles and two STMC™ station combinations in Chicago.

On October 31, 2001, Big City Radio sold its three radio stations in Phoenix for an aggregate purchase price of $34 million.

Station Operations

Los Angeles, New York, and Chicago are the three largest markets in the United States in terms of aggregate radio revenues. Big City Radio has chosen formats for its radio station properties in these markets that it believes offer the greatest ratings and revenue potential and have a strong competitive position.

Los Angeles.    The Los Angeles market is the second largest Arbitron market in terms of population and the largest in terms of aggregate radio market revenues in the United States, with 2001 revenues of $794 million. From 1997 to 2001, radio advertising revenue in the Los Angeles Arbitron Metro Survey Area, or MSA, grew from $553 million to $794 million, representing a compound annual growth rate of 9.5%.

Big City Radio operates three Los Angeles stations, which broadcast as Viva 107.1 and feature a Hispanic contemporary hit radio format on the 107.1 FM frequency. Viva 107.1 covers approximately 90% of the Arbitron diaries in the Los Angeles MSA as a result of an increase in its transmission power which Big City Radio implemented in the first quarter of 1998. Big City Radio believes that this coverage is substantially similar to the Arbitron diary coverage of many of the highest-ranked Los Angeles Class B stations. Big City Radio debuted Viva 107.1 in December 1999 as its first Hispanic station, and it earned a 1.1% share in the 12+ category as of the Summer 2002 Arbitron book. Big City Radio acquired the Los Angeles area radio stations in May 1996 for a combined purchase price which is significantly lower than the reported purchase prices of Class B stations in the Los Angeles MSA before such acquisition, as evidenced by reported transactions consummated after the deregulation initiated by the passage of the Telecommunications Act of 1996, or Telecom Act. See “Acquisitions” below for more information about these acquisitions. In addition to its coverage of the Los Angeles market, Viva 107.1 covers parts of the Ventura, Orange, Riverside-San Bernardino and San Diego markets.

Big City Radio believes that identifying the appropriate format in a particular market for a station is crucial to the station’s ability to achieve meaningful penetration of the market’s listening audience and aggregate advertising revenues. Big City Radio launched its current Hispanic contemporary hit radio format after an extensive updated research study of the Los Angeles market in 1999.

Big City Radio believes that extensive engineering expertise is required to achieve Class B station equivalent Arbitron coverage and broadcast quality. In Los Angeles, Big City Radio uses several advanced techniques to achieve what Big City Radio believes to be substantially full coverage. In addition to the three stations, Big City Radio uses a booster located in the San Fernando Valley to enhance its coverage of the market. Big City Radio believes these engineering solutions have resulted in significantly broader coverage than traditional simulcasting.

New York.    The New York MSA is the largest Arbitron market in terms of population and the second largest in terms of aggregate radio market revenues in the United States, with 2001 revenues of $685 million. From 1997 to 2001, radio advertising revenue in the New York MSA grew from $524 million to $685 million, representing a compound annual growth rate of 6.9%.

Big City Radio entered the New York market with its acquisitions of four radio stations. Big City Radio has implemented STMC™ in New York and believes that it has created the equivalent of a New York Class B station. Big City Radio’s four stations in the New York MSA collectively broadcast on the 107.1 FM frequency and, since May 2002 have been programmed as “Rumba 107.1,” which features a Hispanic contemporary hit radio format. In its first full Arbitron book, Summer 2002, Rumba 107.1 did not report an audience share. Prior to May 2002, the four stations were programmed as New Country Y-107, a country music format. Rumba 107.1 currently covers approximately 90% of the Arbitron diaries in the New York MSA as a result of an increase in its transmission power pursuant to a power increase and other technical improvements, which Big City Radio implemented during the third quarter of 1998. Big City Radio believes that this coverage is substantially similar to the Arbitron diary coverage of many of the highest-ranked New York Class B stations. Big City Radio acquired the four New York stations for a combined purchase price which is significantly lower than the reported purchase prices of Class B stations in the New York MSA prior to such acquisitions, as evidenced by reported transactions consummated after the passage of the Telecom Act. See “Acquisitions” below for more information about these acquisitions.

Chicago.    Big City Radio owns two groups of stations in the Chicago MSA. The Chicago MSA is the third largest Arbitron market in terms of population and aggregate radio market revenues in the United States with 2001 revenues of $503 million. From 1997 to 2001, radio advertising revenue in the Chicago MSA grew from $389 million to $503 million, representing a compound annual growth rate of 6.6%.

Two of Big City Radio’s stations collectively broadcast as Viva 103.1 on the 103.1 FM frequency. Viva 103.1 commenced operations in January 2001, broadcasting a Hispanic contemporary hit radio format. Throughout 2000, it operated as The Eighties Channel, an Eighties music format. Viva 103.1 earned a 0.8% share in the 12+ category as of the Summer 2002 Arbitron book. Viva 103.1 currently covers approximately 85% of the Arbitron diaries in the Chicago MSA as a result of an increase in its transmission power pursuant to a power increase and other technical improvements, which Big City Radio implemented during the third quarter of 1999. Big City Radio acquired the two stations constituting FM 103.1 for a combined purchase price which is significantly less than the reported purchase prices of Class B stations in the Chicago MSA, as evidenced by transactions consummated since the passage of the Telecom Act. See “Acquisitions” below for more information about these acquisitions.

The second group of stations in the Chicago area currently comprises three stations, which collectively broadcast as Energy 92.7/5, or Energy 92, on the 92.7 and 92.5 FM frequencies. Energy 92 commenced operations in January 2001, broadcasting a contemporary dance hit radio format. Energy 92 earned a 1.2% share in the 12+ category as of the Summer 2002 Arbitron book. Throughout 2000, it operated as 92 KISS FM, broadcasting a contemporary hit radio format. In February 1999, Big City Radio completed the acquisition of substantially all the assets of WDEK-FM and WLBK-AM, DeKalb, Illinois. Big City Radio added WDEK-FM, which broadcasts on the 92.5 FM frequency, to the 92.7 stations. Through use of Big City Radio’s STMC™ technology, WDEK-FM 92.5 was engineered to form part of the Energy 92 synchronized station group together with the 92.7 FM frequency stations. Energy 92 currently covers approximately 90% of the Arbitron diaries in the Chicago MSA.

Station Advertising Sales

The advertising rates a station can charge are in large part dictated by the station’s ability to attract audiences in the demographic groups targeted by its advertisers, as measured principally by Arbitron Radio Market Reports. Big City Radio believes that identifying the appropriate format in a particular market is crucial to the station’s ability to achieve meaningful penetration of the listening audience of the market. In each market which it enters, Big City Radio performs an extensive competitive analysis to select the format with the greatest audience and revenue potential.

Big City Radio generates virtually all of its revenues from the sale of local and national advertising for broadcast on its radio stations. Big City Radio believes that radio is one of the most efficient and cost-effective means for advertisers to reach specific demographic groups. Advertising rates charged by radio stations depend primarily on a station’s share of the audience in the demographic groups targeted by advertisers, the number of stations in the market competing for the same demographic groups, and the supply of and demand for radio advertising time. Rates are generally highest during morning and afternoon commuting hours.

The format of a particular station limits, in part, the number of advertisements that the station can broadcast without jeopardizing listening levels and the resulting ratings. Big City Radio’s stations strive to maximize revenue by constantly managing the number of commercials available for sale and adjusting prices based upon local market conditions. In the broadcasting industry, radio stations often utilize trade, or barter, agreements to generate advertising time sales in exchange for goods or services such as travel and lodging, instead of for cash. Big City Radio minimizes its use of trade agreements. Big City Radio determines the number of advertisements broadcast hourly so as to maximize available revenue dollars without jeopardizing listening levels. Although the number of advertisements broadcast during a given time period varies, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year. As is typical of the radio broadcasting industry, Big City Radio’s stations respond to changing demand for advertising inventory by varying prices rather than by varying the target inventory level for a particular station.

Most advertising contracts are short-term and run only for a few weeks. Of its gross revenue, Big City Radio generated approximately 83% from local advertising in 2001 and 73% from local advertising in the nine months ended September 30, 2002. Local advertising is sold primarily by a station’s sales staff. To achieve greater control over advertising revenue, Big City Radio’s sales force focuses on establishing direct relationships with local advertisers. Big City Radio formed Independent Radio Reps, LLC in November 2000, and has used this in-house firm of sales personnel to represent it in generating national radio advertising business.

Internet and Publishing Operations

Big City Radio ceased its internet operations in December 2001 and discontinued its publishing operations in June 2002.

Big City Radio launched a bilingual internet portal, TodoAhora.com, in May 2000. TodoAhora.com delivered a range of world wide web programming to the Hispanic community, including news, entertainment, finance, culture, and e-commerce opportunities. During the second half of 2000, and continuing throughout 2001, there was a severe contraction in the internet sector as many actual and potential advertisers reduced internet spending. In general, portal sites rely on advertising for revenue. Many of TodoAhora.com’s competitors, as well as a number of potential new competitors, had significantly greater financial, technical, marketing and distribution resources. As a result of the economic environment affecting the internet sector, and the existence of many competitors with greater resources, during 2001 Big City Radio decided to cease the development and operation of TodoAhora.com. The decision was based upon management’s evaluation of future revenue generation potential and the current resources needed to continue to develop and operate the portal.

In November 2000, Big City Radio acquired magazine publishing operations, which included a Hispanic music trade magazine, “Disco,” a graphic design business, and a website maintained as LatinMusicTrends.com which was designed to complement the information provided to Latin music industry professionals. In June 2002, in response to the continued downturn in the music industry advertising marketplace, Big City Radio discontinued these operations.

Competition

Radio broadcasting is a highly competitive business. Within their respective markets, each of Big City Radio’s radio stations competes for audience share and advertising revenue directly with other radio stations, as well as with other media such as television, print media, billboards, compact discs and music videos. Companies with greater financial resources than Big City Radio, including Clear Channel Communications, Inc., Infinity Broadcasting Corporation, and Hispanic Broadcasting Corporation, compete in the same geographic markets as Big City Radio. In addition, the radio industry recently has experienced significant consolidation which has resulted in the formation of several radio station groups that have a large number of radio stations throughout the United States and significantly greater financial resources and access to capital than Big City Radio.

The financial success of each of Big City Radio’s radio stations depends principally upon its share of the overall radio advertising revenue within its geographic market, its promotion and other expenses incurred to obtain that revenue and the economic health of the geographic market. Radio advertising revenues are, in turn, highly dependent upon audience share. Radio station operators are subject to the possibility of another station changing programming formats to compete directly for listeners and advertisers or launching an aggressive promotional campaign in support of an already existing competitive format. If a competitor, particularly one with substantial financial resources, were to attempt to compete in either of these fashions, the broadcast cash flow of Big City Radio’s affected station could decrease due to increased promotional and other expenses, lower advertising revenues resulting from lower ratings, or both. There can be no assurance that any one of Big City Radio’s radio stations will be able to maintain or increase its current audience ratings and radio advertising revenue market share.

Big City Radio may also face competition from other radio stations that attempt to replicate the engineering techniques of Big City Radio to cover a metropolitan area and from stations that simply simulcast on the same or first adjacent frequencies. While simulcasting has been employed by other broadcast radio operators in the past, the primary purpose has been to reduce programming costs for the individual stations. Big City Radio believes that most broadcast radio operators that have employed simulcasting have done so on different frequencies. Big City Radio believes that few operators have successfully used simulcasting to effectively cover an entire MSA.

Radio broadcasting is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems or the introduction of a new technology known as Digital Audio Broadcasting. Digital Audio Broadcasting may deliver by satellite or terrestrial means multi-channel, multi-format digital radio services to nationwide and regional audiences. These services have sound quality equivalent to that provided by compact discs. Big City Radio cannot predict the effect, if any, that any such new technologies may have on the radio broadcasting industry.

Acquisitions

Since its incorporation in August 1994, Big City Radio has acquired the assets of 20 radio stations, an internet company, and related internet and publishing businesses. It has disposed of eight stations and ceased internet and publishing operations. The following is a summary of the acquisitions and dispositions of radio stations which Big City Radio has consummated since its incorporation. All of these transactions were with non-affiliated persons.

New York.    In December 1994, Big City Radio acquired the assets of radio station WRGX-FM (now WYNY-FM), Briarcliff Manor, New York, from West-Land Communicators, Inc. for a purchase price of $2.5 million and the issuance of a promissory note in the amount of $1 million to West-Land. In April 1997, Big City Radio acquired the assets of radio station WWHB-FM (now WWXY-FM), Hampton Bays, New York, from South Fork Broadcasting Corporation for a purchase price of $4 million. In June 1997, Big City Radio acquired the assets of radio station WZVU-FM (now WWZY-FM), Long Branch, New Jersey, including a radio tower, a radio antenna and a building from K&K Radio Broadcasting L.L.C. and K&K Tower, L.L.C., for an aggregate purchase price of $12 million and certain payments under existing leases of the building facilities. K&K Radio Broadcasting, L.L.C., K&K Tower, L.L.C. and each of their controlling members and the general manager of WZVU-FM entered into a covenant not to compete with Big City Radio for a period of three years. In August 1998, Big City Radio acquired all of the stock of Radio New Jersey, owner of the FCC licenses of WRNJ-FM, Belvidere, New Jersey (now WWYY-FM), and WRNJ-AM, Hackettstown, New Jersey. The aggregate purchase price for WRNJ-FM was $5.4 million excluding acquisition-related expenses, of which $3 million was paid in cash and the remainder was satisfied by the issuance of two promissory notes. Simultaneously, Big City Radio sold substantially all of the assets of WRNJ-AM to one of the existing stockholders of Radio New Jersey. Also, in December 1994, Big City Radio acquired the assets of radio station WRKL-AM, Pomona, New York, from Rockland Communicators, Inc. for a purchase price of $1 million. Big City Radio sold this station in March 1999 to Polnet Communications, Ltd. for a price of $1.6 million.

Los Angeles.    In May 1996, Big City Radio acquired four radio stations in the Los Angeles area from Douglas Broadcasting, Inc. Big City Radio acquired the assets of radio station KMAX-FM (now KLYY-FM), Arcadia, California, KAXX-FM (now KVYY-FM), Ventura, California, KBAX-FM (now KSYY-FM) Fallbrook, California, and KWIZ-FM, Santa Ana, California, for an aggregate purchase price of $38 million. Big City Radio also acquired FM Translator station K252BF, Temecula, California, which rebroadcasts on 98.3 MHz the signal of KSYY-FM, and FM Booster station KLYY-FM, Burbank, California, which boosts on 107.1 MHz the broadcast of the signal of KLYY-FM. In December 1996, Big City Radio sold radio station KWIZ-FM to Liberman Broadcasting, Inc. for a price of $11.2 million.

Chicago.    In August 1997, Big City Radio acquired the assets of radio station WVVX-FM (now WXXY-FM), Highland Park, Illinois, from WVVX License, Inc., for a purchase price of $9.5 million. Douglas, WVVX, Inc. and WVVX License, Inc. agreed not to compete for a period of 18 months. In August 1997, Big City Radio acquired the assets of radio station WJDK-FM (now WYXX-FM), Morris, Illinois, from DMR Media, Inc., for a purchase price of $1.1 million. In addition, Big City Radio agreed not to compete with DMR Media, Inc.’s operations of radio station WCSJ-AM, Morris, Illinois, for a period of five years. In August 1998, Big City Radio closed two transactions in which it acquired substantially all of the assets of WCBR-FM (now WKIE-FM), Arlington Heights, Illinois from Darrel Peters Productions, Inc. and WLRT-FM (now WKIF-FM), Kankakee, Illinois from STARadio Corp. for an aggregate purchase price of $19.5 million. In February 1999, Big City Radio acquired substantially all of the assets of radio stations WDEK-FM and WLBK-AM, DeKalb, Illinois, from DeKalb Radio Studios, Inc. for a purchase price of $4.5 million. Big City Radio added WDEK-FM, which operates on the 92.5 FM frequency, to existing 92.7 FM stations in the Chicago metropolitan area, collectively known as Energy 92. Big City Radio sold the operating assets of WLBK-AM on April 12, 2000. No gain or loss was recorded on this transaction.

Phoenix.    In July 1999, Big City Radio acquired the assets of radio stations KEDJ-FM, Sun City, Arizona, and KDDJ-FM, Globe, Arizona, from New Century Arizona for a purchase price of $22 million. In September 1999, Big City Radio acquired the assets of radio station KBZR-FM, Arizona City, Arizona, from Brentlinger Broadcasting, Inc. for a purchase price of $3.9 million. In September 1999, Big City Radio acquired the assets of radio station KMYL-FM (now KSSL-FM), Wickenburg, Arizona, from Interstate Broadcasting Systems of

Arizona, Inc. for a purchase price of $5.6 million. On October 31, 2001, Big City Radio sold its Phoenix radio properties and operating assets to Hispanic Broadcasting Corporation for $34 million. Big City Radio recorded a gain of $2.3 million on this transaction.

Internet and Publishing Operations.    On November 1, 1999, Big City Radio acquired Hispanic Internet Holdings, Inc., a privately held bilingual web site, for 400,000 shares of Big City Radio’s Class A common stock at a value of $4.00 per share. The transaction was accounted for as a purchase. The assets of this business included TodoAhora.com, the bilingual internet portal operated by Big City Radio until December 2001. In December 2001, when it ceased development and operation of the portal, Big City Radio wrote off goodwill of $897,000 related to its internet operations.

On November 8, 2000, Big City Radio completed a transaction in which it acquired substantially all of the assets and properties of United Publishers of Florida, Inc., which owned and operated a Hispanic music trade magazine, “Disco,” a graphic design business and the LatinMusicTrends.com website. Big City Radio paid $250,000 in cash at closing and accounted for this acquisition as a purchase. In June 2002, when it discontinued its publishing operations, Big City Radio wrote off goodwill of $108,000.

Employees

At November 30, 2002, Big City Radio had approximately 106 full-time employees and 65 part-time employees. Big City Radio believes that its relations with its employees are satisfactory. None of Big City Radio’s employees is represented by a labor union.

Big City Radio employs several on-air personalities and enters into employment agreements with some of these personalities to protect its interests in those relationships that it believes to be valuable. The loss of some of these personalities could result in a short-term loss of audience share, but Big City Radio does not believe that any such loss would have a material adverse effect on Big City Radio.

Patents and Trademarks

Big City Radio owns registered trademark rights for STMC™ and domestic trademark registrations related to the business of Big City Radio. Big City Radio does not believe that any of its trademarks are material to its business or operations. Big City Radio does not own any patents or patent applications.

Properties

Big City Radio leases approximately 6,000 square feet in New York, New York, where its corporate offices are located.

The type of properties required to support each of Big City Radio’s radio stations includes offices, studios, transmitter sites, booster sites, translator sites and antenna sites. Big City Radio owns, leases or licenses the properties required to operate its radio stations. Big City Radio owns facilities for WDEK-FM and WLBK-AM in DeKalb, Illinois (approximately 4,500 square feet). Big City Radio leases or licenses facilities for the Los Angeles Stations in Century City (approximately 16,000 square feet), Arcadia, Fallbrook, Ventura (approximately 750 square feet), Temecula and Burbank. Big City Radio leases facilities for the New York Stations in Hampton Bays (approximately 1,250 square feet), New York, East Quogue and Westchester. Big City Radio leases facilities for the Chicago Stations in Chicago (approximately 18,700 square feet), Highland Park (approximately 2,100 square feet), Arlington Heights (approximately 2,800 square feet), Kankakee, and Morris. Big City Radio leases facilities for its discontinued internet and publishing operations in Coral Gables (approximately 12,600 square feet). Big City Radio considers its facilities to be suitable and of adequate sizes for their current and intended purposes and does not anticipate any difficulties in renewing those leases or licenses or in leasing or licensing additional space, if required.

Big City Radio owns substantially all of its other equipment, consisting principally of transmitting antennae, transmitters, studio equipment and general office equipment. Big City Radio owns towers in Arcadia, California, Ventura, California, Long Branch, New Jersey, Highland Park, Illinois, Morris, Illinois and DeKalb, Illinois. The towers, antennae and other transmission equipment used in Big City Radio’s stations are generally in good condition.

The following table sets forth the location of Big City Radio’s principal properties as of December 31, 2002:

Location	Facility
Los Angeles
Arcadia, CA	FM tower (3)
Fallbrook, CA	FM tower, studio, transmitter site (1)
Ventura, CA	FM tower (3), studio, transmitter site (1)
Temecula, CA	Translator site (1)
Century City, CA	Studio, business offices (1)
Burbank, CA	Booster site (1)

New York
Hampton Bays, NY	Business offices (1)
New York, NY	Studio, corporate offices (1)
Long Branch, NJ	FM tower, studio (2)(4)
Westchester, NY	FM tower (1)
East Quogue, NY	FM tower, transmitter site (1)

Chicago
Highland Park, IL	FM tower (3), studio (1)
Morris, IL	FM tower, transmitter site (2)
Arlington Heights, IL	Studio, FM tower (1)
Kankakee, IL	Studio, antenna (1)
Chicago, IL	Studio, business offices (1)
Arlington Heights, IL	FM tower (1)
DeKalb, IL	Tower, studio, business offices (2)

Florida
Coral Gables, FL	Business offices (1)

(1)	Leased.
(2)	Owned.
(3)	Tower owned by Big City Radio while the property is leased.
(4)	Big City Radio sold its Long Branch studio facility during March 2002.

Legal Proceedings

Big City Radio is involved in litigation from time to time in the ordinary course of its business. In management’s opinion, the outcome of all pending legal proceedings, individually and in the aggregate, will not have a material adverse effect on Big City Radio.

Federal Regulation of Radio Broadcasting

The ownership, operation and sale of radio stations are subject to the jurisdiction of the FCC, which acts under authority granted by the Communications Act. Among other things, the FCC:

•	assigns frequency bands for broadcasting;

•	determines the particular frequencies, locations and power of stations;

•	issues, renews, revokes and modifies station licenses;

•	determines whether to approve changes in ownership or control of station licenses;

•	regulates equipment used by stations;

•	imposes regulations and takes other action to prevent harmful interference between stations;

•	adopts and implements regulations and policies that directly or indirectly affect the ownership, management, programming, operation and employment practices of stations; and

•	has the power to impose penalties for violations of its rules or the Communications Act.

In February 1996, Congress enacted the Telecom Act to amend the Communications Act. The Telecom Act, among other measures, directed the FCC, which has since conformed its rules, to eliminate the national radio ownership limits, liberalize the local radio ownership limits as specified in the Telecom Act, issue broadcast licenses for periods of up to eight years, and eliminate the opportunity for the filing of competing applications against broadcast license renewal applications.

In the Balanced Budget Act of 1997, Congress authorized the FCC to conduct auctions for the awarding of initial broadcast licenses or construction permits for commercial radio and television stations. To facilitate the settlement without auctions of already pending mutually exclusive applications, Congress directed the FCC to waive existing rules as necessary. This action has resulted in the awarding of construction permits for additional radio stations, some of which might have the potential to compete with Big City Radio’s radio stations. Although the 1997 Act exempted noncommercial applicants from auctions, the FCC had subjected all mutually-exclusive commercial and noncommercial applicants to auction procedures for broadcast authorizations not reserved for noncommercial use. Following the vacation by the U.S. Court of Appeals for the D.C. Circuit of that policy, the FCC is considering several options to preserve the noncommercial exemption as well as the directive to award permits with more than one applicant by auction. In the meantime, the FCC has not acted on existing mutually-exclusive broadcast applications where one or more of the applicants is a noncommercial broadcaster, nor has the FCC opened filing windows for available broadcast frequencies. Big City Radio is not, and has not been, a participant in any broadcast auction proceeding,

License Grants and Renewals.    The Communications Act provides that a radio broadcast license may be granted to an applicant if the grant would serve the public interest, convenience and necessity, subject to certain limitations referred to below. In making licensing determinations, the FCC considers the legal, technical, financial and other qualifications of the applicant, including compliance with the Communications Act’s limitations on alien ownership, compliance with various rules limiting common ownership of broadcast and newspaper properties, and the “character” qualifications of the licensee and those persons holding “attributable” interests in the licensee. Broadcast licenses are granted for specific periods of time and, upon application, are renewable for additional terms. The Telecom Act amended the Communications Act to provide that broadcast licenses be granted, and thereafter renewed, for a term not to exceed eight years, if the FCC finds that the public interest, convenience, and necessity would be served.

Generally, the FCC renews broadcast licenses without a hearing. The Telecom Act amended the Communications Act to require the FCC to grant an application for renewal of a broadcast license if the station has served the public interest, convenience and necessity, there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC, and there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC which, taken together, would constitute a pattern of abuse. Competing applications against broadcast license renewal applications are therefore not entertained. The Telecom Act provided that if the FCC, after notice and an opportunity for a hearing, decides that the requirements for renewal have not been met and that no mitigating factors warrant lesser sanctions, it may deny a renewal application. Only thereafter may the FCC accept applications by third parties to operate on the frequency of the former licensee. The Communications Act continues to authorize the filing of petitions to deny broadcast license renewal applications during particular periods of time following the filing of renewal applications. Petitions to deny can be used by interested parties, including members of the public, to raise issues concerning the qualifications of the renewal applicant.

The broadcast licenses of Big City Radio’s Chicago stations were renewed in 1996 and will expire on December 1, 2004. The broadcast licenses of the Los Angeles area radio stations were renewed in 1997 and will expire on December 1, 2005. The broadcast licenses of the New York stations were renewed in 1998 and will expire on June 1, 2006. Big City Radio does not anticipate any material difficulty in obtaining license renewals for full terms in the future.

License Assignments and Transfers of Control.    The Communications Act prohibits the assignment of an FCC license or the transfer of control of a corporation holding or controlling such a license without the prior approval of the FCC. Applications to the FCC for such assignments or transfers are subject to petitions to deny by interested parties and must satisfy requirements similar to those for renewal and new station applicants. In reviewing assignment and transfer applications, the FCC has indicated that in evaluating whether a proposed transaction would serve the public interest, the FCC may consider, among other things, the impact of the transaction on the diversity of media voices and whether the transaction would result in the acquiring party obtaining an excessive share of the radio advertising revenues in a given market or would otherwise result in excessive concentration of media ownership. The FCC is currently considering changes to its local radio ownership rules. The FCC has adopted an interim policy guiding its review of radio transactions, which if certain levels of radio advertising market shares are present, will result in an FCC analysis of the product and geographic market definitions, market participants, shares and concentration, barriers to entry, potential adverse competitive effects and efficiencies and other public interest benefits. DOJ also reviews proposed acquisitions of radio stations. In some instances, DOJ has obtained consent decrees requiring radio station divestitures in a particular market based on allegations that acquisitions would lead to unacceptable concentration levels.

Ownership Rules.    Rules of the FCC limit the number and location of broadcast stations in which one licensee, or any party with a control position or attributable interest therein, may have an attributable interest. Pursuant to the Telecom Act, the FCC has eliminated the previously existing “national radio ownership rule.” Consequently, there now is no limit imposed by the FCC to the number of radio stations one party may own nationally.

The “local radio ownership rule” limits the number of stations in a radio market in which any one individual or entity may have a control position or attributable interest. Pursuant to the Telecom Act, the FCC revised its rules to set the local radio ownership limits as follows:

•	in markets with 45 or more commercial radio stations, a party may own up to eight commercial radio stations, no more than five of which are in the same service, AM or FM;

•	in markets with 30-44 commercial radio stations, a party may own up to seven commercial radio stations, no more than four of which are in the same service;

•	in markets with 15-29 commercial radio stations, a party may own up to six commercial radio stations, no more than four of which are in the same service; and

•
in markets with 14 or fewer commercial radio stations, a party may own up to five commercial radio stations, no more than three of which are in the same service, provided that no party may own more than 50% of the commercial stations in the market.

As noted above, the FCC is currently reviewing its local radio ownership rules, and is considering, among other issues, whether the FCC should rely exclusively on these numerical limits or instead adopt a case-by-case competition analysis in determining compliance with the local radio ownership rules, whether the FCC should revise its definition of the local radio market, and whether the FCC should revise its treatment of local marketing and joint sales agreements. FCC cross-ownership rules also limit or prohibit one party from having attributable interests in a radio station as well as in a local television station or daily newspaper, although such restrictions are waived by the FCC under certain circumstances. In September 2001, the FCC initiated a rulemaking proceeding to determine whether and how to modify its newspaper-broadcast cross-ownership rule. The FCC has proposed several potential modifications of such rule, including redefining the relevant geographic market or allowing cross-ownership of broadcast stations and a daily newspaper if a certain number of independent voices will remain in the relevant market following the proposed transaction. A number of commenters have urged the complete elimination of the rule or the retention of the rule only for newspaper-television combinations, so that radio stations and newspapers may be commonly owned. In September 2002, the FCC issued a notice of proposed rulemaking for the biennial review of broadcast ownership restrictions, including the cross-ownership of newspapers and broadcast stations. As part of the biennial review process, the FCC commissioned a number of studies on the various impacts of media concentration. Comments on these studies and on the issues raised by the notice of proposed rulemaking were filed on January 2, 2003. Big City Radio cannot predict whether in such biennial reviews the FCC would eliminate or modify any of its ownership rules applicable to broadcasting, or, if so, what the new rules would be or how they might affect Big City Radio.

Attribution Rules.    All holders of attributable interests must comply with, or obtain waivers of, the FCC’s multiple and cross-ownership rules. Under the current FCC rules, an individual or other entity owning or having voting control of 5% or more of a corporation’s voting stock is considered to have an attributable interest in the corporation, its subsidiaries and their stations, except that investment companies, insurance companies and banks holding such stock in their trust accounts are not considered to have an attributable interest unless they own or have voting control over 20% or more of such stock, provided that none of the officers or directors of the broadcast licensee are representatives of the investment company, insurance company or bank concerned. An officer or director of a corporation or any general partner of a partnership also is deemed to hold an attributable interest in the media license. Furthermore, under the FCC’s Equity-Debt Plus, or EDP, rule, otherwise non-attributable equity or debt interests in a licensee are deemed to be attributable interests when a party holds equity and/or debt in excess of 33% of the total assets, which is defined as equity plus debt, of a licensee or its parent and such party also holds an attributable, non-EDP interest in another media entity in the same market or is a major programmer supplier to another media entity in the market. To Big City Radio’s knowledge, no person or entity qualifies as an attributable party to Big City Radio under the EDP rule. Subject to the EDP rule, the FCC does not consider holders of non-voting stock or of minority stock interests when there is a single majority stockholder to be attributable parties. Moreover, subject to the EDP rule, holders of warrants, convertible debentures, options, or other non-voting interests with rights of conversion to voting interests generally will not be attributed such an interest unless and until such conversion is effected. Although the FCC had decided to eliminate the “single majority shareholder exemption,” following the reversal by the U.S. Court of Appeals for the D.C. Circuit of the FCC’s elimination of this exemption in the cable context, the FCC has suspended its repeal of the single majority shareholder exemption. As a result, minority voting interests currently are not attributable if there is a single holder of more than 50 % of the outstanding voting stock of a corporate broadcast licensee, unless such stockholder is otherwise attributable as an officer, director or EDP holder. Holders of attributable interests must comply with or obtain waivers of the FCC’s multiple and cross-ownership rules. Also, holders of attributable interests must possess “character qualifications” to be parties to a broadcast license. Character disqualification is reserved generally for adjudicated instances of intentional misrepresentation to or lack of candor with governmental agencies or convictions for serious crimes. At present, none of Big City Radio’s attributable parties has any other media interests besides those of Big City Radio that implicate the FCC’s multiple ownership limits, and each of the attributable parties meets the FCC character qualification criteria. If Big City Radio learns of a new attributable party and if such party holds interests that exceed the FCC limits on media ownership or is unqualified, under Big City Radio’s certificate of incorporation, the board of directors of Big City Radio has the corporate power to redeem capital stock of Big City Radio’s stockholders to the extent necessary to be in compliance with FCC and Communications Act requirements.

The FCC will consider a radio station providing programming and sales on another local radio station pursuant to a local marketing agreement to have an attributable ownership interest in the other station for purposes of the FCC’s multiple ownership rules. In particular, a radio station is not permitted to enter into a local marketing agreement giving it the right to program more than 15% of the broadcast time, on a weekly basis, of another local radio station which it could not own under the FCC’s local radio ownership rules. Joint sales agreements, which involve the sale of time on, but not the provision of programming to, another broadcaster’s station, have not been subject to the multiple ownership limits. The FCC is currently considering whether to revise its treatment of local marketing agreements and joint sales agreements.

Alien Ownership Limits.    Under the Communications Act, broadcast licenses may not be granted, transferred or assigned to any corporation of which more than one-fifth of the capital stock is owned of record or voted by non-U.S. citizens or foreign governments or their representatives or by foreign corporations. Where the corporation owning the license is controlled by another corporation, the parent corporation cannot have more than one-fourth of the capital stock owned of record or voted by aliens, unless the FCC finds it in the public interest to allow otherwise. The FCC has issued interpretations of existing law under which the alien ownership restrictions in slightly modified form apply to other forms of business organizations, including general and limited partnerships. The FCC also prohibits a licensee from continuing to control broadcast licenses if the licensee otherwise falls under alien influence or control in a manner determined by the FCC to be in violation of the Communications Act or contrary to the public interest. At present, two of Big City Radio’s officers are known by Big City Radio to be aliens. To Big City Radio’s knowledge, less than one-fourth of the capital stock of Big City Radio is owned of record or is voted by aliens. In the event that Big City Radio learns that aliens own, control or vote stock in Big City Radio in excess of the limits set in the Communications Act and the FCC’s rules, under Big City Radio’s certificate of incorporation, the board of directors of Big City Radio has the corporate power to redeem capital stock of Big City Radio’s stockholders to the extent necessary to be in compliance with FCC and Communications Act requirements on alien ownership.

Programming and EEO Requirements.    While the FCC has relaxed or eliminated many of its regulatory requirements related to programming and content, radio stations are still required to broadcast programming responsive to the problems, needs and interests of the stations’ service areas and must comply with various rules promulgated under the Communications Act that regulate political broadcasts and advertisements, sponsorship identifications, indecent programming and other matters. In addition, while the U.S. Court of Appeals for the D.C. Circuit has twice overturned the FCC’s equal employment opportunity, or EEO, rules, the FCC has adopted new EEO rules, which require broadcast licensees to implement outreach efforts designed to broaden the pool of employment applicants. Failure to observe these or other FCC rules can result in the imposition of monetary forfeitures, in the grant of a “short,” less than full-term, license term or, where there have been serious or a pattern of violations, license revocation.

Technical and Interference Rules.    FCC rules specify technical and interference requirements and parameters that govern the signal strength and coverage area of radio stations, and which, unless waived, must be complied with in order to obtain FCC consent to modify a station’s service area or other technical operations. The FCC allots specific FM radio frequencies and class designations to particular communities of license. The FM class designations, which vary by geographic location, include, in order of increasing potential coverage area, Class A, B1, C3, B, C2, C1, C0 and C. The C Class designations are generally not allocated to communities in the more densely-populated regions of the United States, such as the Northeast and California. Each FM class has minimum and maximum power specifications and must not cause interference to the protected service areas of other radio stations, domestic or international, operating on the same or adjacent frequencies. Under FCC rules, a radio station must transmit a minimum predicted signal strength to its allocated community of license, and therefore must locate its transmitting antenna at a site providing such coverage while also being within a specified power and height range for that station’s class designation, and at specified minimum distances from the transmitting sites of nearby radio stations operating on the same or adjacent frequencies. Big City Radio must also comply with certain technical, reporting, and notification requirements imposed by the FAA with respect to the installation, location, lighting, and painting of the transmitter towers used by Big City Radio’s radio stations. The combination of these requirements sets limits on the ability of a particular radio station to relocate in certain directions and to increase signal coverage. Stations may petition the FCC to change a particular station’s community of license and/or class, which changes are granted by the FCC when its service priorities are met and conflicting re-allotment proposals, if any, are resolved. As to minimum distance separation requirements designed to afford interference protection to other FM stations, the FCC rarely waives such specifications. However, the FCC permits radio stations in certain circumstances to relocate to a site not meeting the minimum distance separation rule when the station demonstrates that the service contours of neighboring radio stations will be protected from interference. Because STMC™ uses radio stations that operate on the same or adjacent frequencies, the STMC™ stations’ transmitting sites must be sufficiently distant from each other to comply with the FCC’s interference protection guidelines, unless such stations are exempt from compliance by their grandfathered status.

FCC Power or Class Increases and Other Engineering Enhancements.    In most instances, changes to the technical specifications of radio stations, such as increases in the effective radiated power, or ERP, and subsequent increased coverage area, may be made only after application to the FCC, and grant by the FCC of a construction permit for the modification of the station. Big City Radio implemented in 2002 an authorized modification of WWZY-FM, Long Branch, New Jersey, to relocate its transmitting facilities closer to New York City. In 1998, WYNY-FM, Briarcliff Manor, New York, WWXY-FM, Hampton Bays, New York, and KLYY-FM, Arcadia, California, implemented increases in their power levels which have resulted in larger service areas. These changes were authorized following the FCC’s adoption, in 1997, of rule changes governing power increases and other modifications by grandfathered short-spaced FM radio stations. Grandfathered short-spaced stations are those that do not meet the FCC’s current requirements for distance separation of FM radio stations operating on the same or adjacent frequencies as the stations were authorized before the adoption of the current spacing rules.

There is currently pending before the FCC a proposed change in the current rules that could allow some of Big City Radio’s stations to increase their power or move their transmitter sites to provide improved coverage within the desired metro area pursuant to “negotiated interference” agreements. Big City Radio cannot predict whether the FCC will adopt such a rule change, and unless and until the FCC changes its rules to permit negotiated interference and the approval of the station modifications are granted, Big City Radio cannot be certain that the new policy would serve to permit increases in Big City Radio’s station’s coverage areas.

Changes may made in a broadcast station’s channel, station class, which sets the maximum service area of the station, and/or community of license through a request to change the FCC’s “Table of Allotments.” Big City Radio requested that the FCC change the class of KLYY-FM, Arcadia, California, from class A to B1, which would authorize a larger service area, and to change the frequency of KSYY-FM, Fallbrook, California, from 107.1 MHz to 96.9 MHz. Such changes might require the relocation of the transmitting facilities of these stations. The requested upgrade in class for KLYY-FM is contingent upon the Fallbrook frequency change and other contingencies. The Media Division of the FCC in October 2002 denied Big City Radio’s request to change the class of Arcadia, and Big City Radio has appealed this decision to the FCC commissioners. Big City Radio cannot predict whether the FCC commissioners will grant the request that they review and reverse this decision or if the other contingencies will occur.

Agreements With Other Broadcasters.    Over the past several years, a significant number of broadcast licensees, including Big City Radio, have entered into cooperative agreements with other stations in their markets. One typical example is a local marketing agreement between two separately or co owned stations, whereby the licensee of one station programs substantial portions or all of the broadcast day on the other licensee’s station, subject to ultimate editorial and other controls being exercised by the latter licensee, and sells advertising time during such program segments for its own account. The FCC has held that local marketing agreements do not per se constitute a transfer of control and are not contrary to the Communications Act, provided that the licensee of the station maintains ultimate responsibility for and control over operations of its broadcast station. As in the case of Big City Radio, typically licensees enter into the local marketing agreement in anticipation of the sale of the station, with the proposed acquirer providing programming for the station while the parties are awaiting the necessary regulatory approvals to the transaction.

The FCC’s rules also prohibit a radio licensee from simulcasting more than 25% of its programming on other radio stations in the same broadcast service, such as AM AM or FM FM, whether it owns both stations or operates one or both through a local marketing agreement, where such stations serve substantially the same geographic area as defined by the stations’ principal community contours. Big City Radio’s stations are not subject to this limitation.

Proposed Regulatory Changes and Recent Developments.     Congress and the FCC have under consideration, and may in the future consider and adopt new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly:

•	affect the operation, programming, technical requirements, ownership and profitability of Big City Radio and its radio broadcast stations;

•	result in the loss of audience share and advertising revenues of Big City Radio’s radio broadcast stations;

•	affect the ability of Big City Radio to acquire additional radio broadcast stations or finance such acquisitions;

•	affect cooperative agreements and/or financing arrangements with other radio broadcast licensees;

•	affect Big City Radio’s competitive position in relationship to other advertising media in its markets; or

•	affect Big City Radio’s ability to exploit its unique technical capabilities and innovative approach to acquiring and using radio broadcast stations.

Such matters include, for example, changes to the license, authorization and renewal process; spectrum use fees; revisions of the FCC’s equal employment opportunity rules and other matters relating to minority and female involvement in broadcasting; proposals to change rules or policies relating to political broadcasting; proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages on radio; proposals to allow telephone companies to deliver audio and video programming to the home through existing phone lines; changes in the FCC’s multiple ownership, alien ownership and cross ownership policies; and proposals to limit the tax deductibility of advertising expenses by advertisers.

Other matters that could affect Big City Radio include technological innovations and developments generally affecting competition in the mass communications industry. Digital audio radio service, or DARS, provides a medium for the digital delivery of multiple audio programming formats to local and national audiences with sound quality potentially equivalent to compact discs. Satellite DARS employs digital transmissions from satellites directly to fixed, mobile, and/or portable receivers. The FCC has licensed two entities, XM Radio, Inc. and Sirius Satellite Radio, Inc., to provide DARS by satellite, and both companies are presently offering service in selected markets. The FCC is considering what permanent rules to impose on the use of terrestrial repeaters by satellite DARS operators to overcome satellite signal blockage and/or multipath interference. Big City Radio cannot predict what regulations the FCC will adopt regarding terrestrial repeaters and what effect such regulations would have on Big City Radio’s business or the operations of its radio stations. Nor can Big City Radio predict the impact of satellite DARS operations by XM Radio and Sirius Satellite Radio on its business. The FCC is also considering various proposals for non-satellite delivered DARS. In October 2002, the FCC adopted a policy authorizing on an interim basis and subject to certain qualifications the use of in-band, on-channel, or IBOC technology for radio stations. IBOC technology permits an AM or FM station to transmit radio programming in both analog and digital formats, or in digital only formats, using the bandwidth that the radio station is currently licensed to use. Such IBOC operations might not be consistent with STMCä operations. It is uncertain what final standards and regulations the FCC will adopt regarding IBOC technology and what effect such standards and regulations would have on Big City Radio’s business or the operations of its radio stations. Following its adoption of rules establishing the low-power radio service within the existing FM band, the FCC has begun to authorize low-power radio stations, including stations in California, Illinois and New York. Low-power radio stations operate on a non-commercial basis at power levels below that of full-power FM radio stations, such as those owned by Big City Radio, and low-power radio stations are required to meet specified interference criteria in regards to full-power FM radio stations. Ownership of low-power radio stations is restricted to entities that have no attributable interests in any other broadcast station or other media subject to the FCC’s ownership rules. It is not possible to predict what effect, including interference effect, low-power radio stations might have on the operations of Big City Radio’s radio stations.

Streaming of Broadcasts Over the Internet.    Big City Radio currently makes available or “streams” over its internet websites the programming its stations broadcast over the air. In 2002, the Copyright Arbitration Royalty Panel issued a report recommending that the U.S. Copyright Office adopt specified royalty performance fees (retroactive to October 1998) to be paid to the recording industry for streaming by broadcasters and for webcasting by non-broadcasters. The Librarian of Congress adopted a modified royalty payment requirement for streaming and webcasts, with the first payments collected in October 2002. Several broadcasters have appealed the royalty payment requirements, arguing that the rates and terms are confiscatory and unreasonable, and are forcing some broadcasters to cease streaming their programming. Congress has also conducted hearings and has proposed legislation impacting royalty payments. In December 2002, federal legislation was signed into law that authorizes the music industry’s principal royalty collector to negotiate binding royalty contracts with small webcasters on behalf of all artists and record labels. It is not possible to predict how the outstanding royalty payment issues involving streaming and webcasting will be resolved or how such resolution would affect Big City Radio’s business.

Although Big City Radio believes the foregoing discussion is sufficient to provide the reader with a general understanding of all material aspects of FCC regulations that affect Big City Radio, it does not purport to be a complete summary of all provisions of the Communications Act or FCC rules and policies. Reference is made to the Communications Act, FCC rules, and the public notices and rulings of the FCC for further information.

Possible Delisting of Big City Radio Class A Common Stock

During 2002, Big City Radio’s Class A common stock, which is listed on the American Stock Exchange, was subject to a listing review and related proceedings by the Exchange.

Under the Exchange’s requirements as communicated to Big City Radio in connection with these proceedings, Big City Radio’s Class A common stock remains subject to delisting due to the fact that after the completion of the auction sale of its radio station properties, Big City Radio would not retain any of its existing assets and, for a period of time, may not continue to be an operating company. Moreover, if Big City Radio

•	consummates some but not all of the asset sales such that it has at least $4,000,000 in stockholders’ equity, but does so after March 31, 2003, or

•	consummates some but not all of the asset sales on or before March 31, 2003 but has less than $4,000,000 in stockholders’ equity, or

•	consummates some but not all of the asset sales on or before March 31, 2003 but otherwise fails to continue to be an operating company,

then Big City Radio will not satisfy the Exchange’s requirements, and its Class A common stock may be subject to delisting. If the Exchange delists Big City Radio’s Class A common stock, the liquidity and the market price of its Class A common stock would be adversely affected.

Selected Historical Financial Data
(In thousands, except per share data)

The following table presents selected historical financial data and should be read in conjunction with Big City Radio’s financial statements and the related notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this joint information statement/prospectus. The selected balance sheet data as of December 31, 1997, 1998, 1999, 2000 and 2001 and statement of operations data for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 are derived from Big City Radio’s financial statements, which have been audited by KPMG LLP, independent auditors.

The selected historical statement of operations data for the nine months ended September 30, 2001 and 2002 and the selected historical balance sheet data as of such dates are unaudited, but include, in the opinion of Big City Radio’s management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. The results of operations for the nine months ended September 30, 2002 are not necessarily indicative of results to be expected for the entire year or for any other period. The historical financial results of Big City Radio are not comparable from period to period because of the acquisition and sale of various broadcasting properties by Big City Radio during the periods covered.

	Year Ended December 31,					Nine Months Ended September 30,
	1997 (1)(9)	1998 (2)(3)(9)	1999 (4)(5)(9)	2000 (6)(9)	2001 (7)(8)(9)	2001 (9)	2002 (9)
						(unaudited)
Statement of Operations Data:
Gross revenues	$11,731	$15,883	$23,296	$26,820	$22,395	$17,508	$11,282
Net revenues	10,460	14,202	20,604	23,766	20,086	15,705	10,227
Station operating expenses	12,979	17,525	23,566	26,047	21,307	16,731	12,026
Internet operating expenses	—	—	51	1,457	436	421	—
Corporate, general and administrative expenses	1,745	2,527	4,371	3,845	3,610	2,752	2,816
Employment incentives	3,863	808	—	—	—	—	—
Cost of abandonment of station acquisition	—	—	—	550	—	—	—
Impairment loss on goodwill	—	—	—	—	897	—	—
Depreciation and amortization	1,791	2,528	3,812	4,863	4,818	3,748	1,126
Operating loss	(9,918)	(9,186)	(11,196)	(12,966)	(10,982)	(7,947)	(5,741)
Gain on sale of stations	—	—	663	—	2,275	—	—
Interest expense	(4,488)	(12,608)	(16,953)	(18,392)	(21,540)	(15,016)	(15,181)
Other, net	81	(224)	(337)	(83)	11	(197)	(11)
Loss from continuing operations before income taxes	(14,305)	(18,942)	(25,871)	(31,190)	(30,125)	(23,118)	(20,805)
Income tax benefit, net	1,050	1,988	63	63	63	47	47
Deferred income taxes resulting from conversion to C corporation status	(3,350)	—	—	—	—	—	—
Loss from continuing operations before discontinued operations and extraordinary loss	(16,605)	(16,954)	(25,808)	(31,127)	(30,062)	(23,071)	(20,758)
Loss on discontinued operations	—	—	—	(41)	(645)	(447)	(658)
Extraordinary loss on extinguishment of debt, net of income taxes	(313)	(495)	—	—	—	—	—
Net loss	$(16,918)	$(17,449)	$(25,808)	$(31,168)	$(30,707)	$(23,518)	$(21,416)
Basic and dilutive loss per common share:
Continuing operations	$(1.74)	$(1.21)	$(1.83)	$(2.15)	$(2.08)	$(1.59)	$(1.43)
Discontinued operations	—	—	—	—	(0.04)	(0.03)	(0.05)
Extraordinary loss	(0.03)	(0.03)	—	—	—	—	—

Net loss	$(1.77)	$(1.24)	$(1.83)	$(2.15)	$(2.12)	$(1.62)	$(1.48)

	As of December 31,					As of September 30,
	1997	1998	1999	2000	2001	2001	2002
						(unaudited)
Balance Sheet Data:
Cash	$80	$5,285	$2,431	$862	$3,194	$177	$323
Intangibles, net	54,115	80,309	113,873	110,476	77,063	108,011	76,955
Total assets	60,108	152,082	144,511	129,846	108,445	123,475	90,317
Interest payable	—	—	—	—	5,873	10,815	10,771
Short-term debt	326	1,287	974	36	79	2,275	174,069	(10)
Long-term liabilities	30,142	138,227	153,094	170,917	174,420	174,750	389
Stockholders’ equity (deficiency)	25,032	8,391	(15,935)	(46,929)	(77,627)	(70,438)	(99,043)

Adoption of SFAS No. 142

See Note 4 of Notes to Big City’s financial statements for the nine-month periods ended September 30, 2002 and 2001, included in this joint information statement/prospectus, regarding the effects of Big City Radio’s adoptions of SFAS No. 142 (in thousands, except per share data).

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
				(unaudited)
Reported net loss	$(25,808)	$(31,168)	$(30,707)	$(23,518)	$(21,416)
Add back: Goodwill amortization	53	321	319	239	—
Add back: Broadcast license amortization	2,512	2,970	2,813	2,207	—

Adjusted net loss	$(23,243)	$(27,877)	$(27,575)	$(21,072)	$(21,416)

Basic and diluted net loss per share:
Reported net loss	$(1.83)	$(2.15)	$(2.12)	$(1.62)	$(1.48)
Add back: Goodwill amortization	0.00	0.02	0.02	0.02	—
Add back: Broadcast license amortization	0.18	0.21	0.19	0.15	—

Adjusted net loss	$(1.65)	$(1.92)	$(1.91)	$(1.45)	$(1.48)

(1)
Big City Radio acquired substantially all of the assets of WWHB-FM on April 1, 1997 and WZVU-FM on June 5, 1997 and commenced operations of these stations under a local marketing agreement during December 1996. WWHB-FM and WZVU-FM together with WRGX-FM form Y-107, a single trimulcast. The financial statements include the operations of this station since December 1996.

(2)
Big City Radio acquired all of the stock of Radio New Jersey, owner of the FCC licenses of WRNJ-FM and WRNJ-AM on August 14, 1998. Simultaneously at the closing, Big City Radio sold substantially all of the assets of WRNJ-AM to one of the existing stockholders of Radio New Jersey. The remaining WRNJ-FM operates on 107.1 FM and was added to Big City Radio’s New Country Y-107 trimulcast under a local marketing agreement, effective April 28, 1998. The financial statements include the operations of this station since April 1998.

(3)
Big City Radio acquired substantially all of the assets of WCBR-FM and WLRT-FM on August 4 and 7, 1998, respectively. The operations of these stations have been included in the consolidated statements of operations from these dates.

(4)	Big City Radio acquired substantially all of the assets of WDEK-FM and WLBK-AM on February 25, 1999. The financial statements include the operations of these stations from that date.

(5)
Big City Radio acquired substantially all of the assets of KEDJ-FM and KDDJ-FM on July 31, 1999, KBZR-FM on September 22, 1999 and KMYL-FM on September 29, 1999. The operations of these stations have been included in the consolidated statements of operations from these dates.

(6)
Big City Radio acquired substantially all of the assets of United Publishers of Florida, Inc. on November 8, 2000. The financial statements include the operations of United Publishers of Florida, Inc. from that date.

(footnotes continued on next page)

(footnotes continued from previous page)

(7)
Big City Radio sold substantially all of the assets of KEDJ-FM, KDDJ-FM, KBZR-FM and KSSL-FM on October 31, 2001. The financial statements include the operations of these stations from their date of acquisition to October 31, 2001, the date on which they were sold. For the year ended December 31, 2001, the gain on sale of stations represents the gain on sales of these stations.

(8)
During 2001, Big City Radio ceased the development and operation of its internet portal, TodoAhora.com. For the year ended December 31, 2001, the impairment loss on goodwill represents the write-off of internet goodwill.

(9)
In June 2002, Big City Radio discontinued its publishing operations. Big City Radio’s consolidated financial statements for all periods presented have been adjusted to reflect the publishing operations as discontinued operations in accordance with SFAS No. 144.

(10)
Big City Radio failed to make a semi-annual interest payment on September 15, 2002 on its 11¼% senior discount notes due 2005. As a result of this payment default and an additional default existing under the senior notes, Big City Radio has reclassified the $174 million principal amount of the senior notes as current liabilities in accordance with SFAS No. 78, “Classification of Obligations that are Callable by a Creditor.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with “Selected Financial Data” and the other financial information appearing elsewhere in this joint information statement/prospectus. This discussion contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. See “Forward-Looking Statements” for a discussion of considerations related to such statements.

Results of Operations

Throughout the period beginning on January 1, 1999, Big City Radio has owned and operated radio stations in three of the largest radio markets in the United States. Big City Radio’s radio broadcast properties are located in or adjacent to major metropolitan markets and utilize innovative engineering techniques and low-cost, ratings-driven operating strategies to develop these properties into successful metropolitan radio stations.

Big City Radio’s financial results are dependent on a number of factors, including the general strength of the local and national economies, local market competition, the relative efficiency and effectiveness of radio broadcasting compared to other advertising media, governmental regulation and policies, and Big City Radio’s ability to provide popular programming.

Big City Radio’s primary source of revenue is the sale of advertising. Each station’s total revenue is determined by the number of advertisements aired by the station and the advertising rates that the station is able to charge. Until it discontinued its publishing operations in June 2002, Big City Radio derived publishing revenues principally from the sale of advertising announcements and from contract graphic design projects.

Because Big City Radio’s strategy has involved developing brand new metropolitan area radio stations, the initial revenue base was zero and subject to factors other than ratings and radio broadcasting seasonality. After a station start-up period, as is typical in the radio broadcasting industry, Big City Radio’s first calendar quarter generally would produce the lowest revenues for the year, and the fourth quarter generally would produce the highest revenues for the year. Big City Radio’s operating results in any period are affected by the incurrence of advertising and promotional expenses that do not produce commensurate revenues in the period in which the expenses are incurred.

In each of its markets, Big City Radio seeks to maximize the operating results of its broadcast properties by selecting the most competitively viable formats, engaging experienced and talented management, and optimizing the signal coverages of its transmitting facilities.

The foregoing summary of Big City Radio’s business describes general factors affecting Big City Radio’s business, and does not reflect the liquidity and related issues discussed below under “Liquidity and Capital Resources.”

Nine Months Ended September 30, 2002 Compared with Nine Months Ended September 30, 2001

Net Revenues.    Net revenues for the nine months ended September 30, 2002 were $10,227,000 compared to $15,705,000 for the nine months ended September 30, 2001, which represented a decrease of $5,478,000, or 34.9%. This decrease was due primarily to the following factors:

•	the sale on October 31, 2001 of the Phoenix stations, which had generated net revenues of $3,710,000 for the nine months ended September 30, 2001;

•
decreased net revenues at the New York stations due to declining ratings linked to signal deficiencies that existed from September 2001 through April 2002 and were attributable to a variety of transmission problems in the New York and New Jersey areas indirectly resulting from the September 11 terrorist attacks, and a change in format of the New York stations on May 9, 2002; and

•	decreased net revenues at the Los Angeles area radio stations resulting from an adverse competitive environment.

This decrease was partially offset by increased broadcast and concert revenues of the Chicago Viva 103.1 station.

Station Operating Expenses.    Station operating expenses, excluding depreciation and amortization for the nine months ended September 30, 2002 were $12,026,000 compared to $16,731,000 for the nine months ended September 30, 2001, which represented a decrease of $4,705,000, or 28.1%. This decrease was due principally to decreased operating expenses of $3,512,000 for the Phoenix stations, which Big City Radio sold on October 31, 2001, and the reduction in operating expenses for the New York and Los Angeles area radio stations. This decrease was partially offset by the increased concert and sales expenses for the Chicago Viva 103.1 station.

Internet Operating Expenses.    Big City Radio did not incur internet operating expenses, excluding depreciation and amortization for the nine months ended September 30, 2002, compared to such expenses of $421,000 for the nine months ended September 30, 2001. Big City Radio ceased its internet operations in the second half of 2001.

Corporate, General and Administrative Expenses.    Corporate, general and administrative expenses for the nine months ended September 30, 2002 were $2,816,000 compared to $2,752,000 for the nine months ended September 30, 2001, which represented an increase of $64,000, or 2.3%. The increase was primarily attributable to higher legal and professional fees and liability insurance expenses and was partially offset by lower personnel costs in the 2002 nine month period.

Depreciation and Amortization.    Depreciation and amortization expenses for the nine months ended September 30, 2002 were $1,126,000 compared to $3,748,000 for the nine months ended September 30, 2001, which represented a decrease of $2,622,000, or 70.0%. This decrease was due to the adoption of SFAS No. 142 on January 1, 2002, which eliminated amortization expense for goodwill and intangible assets for the nine months ended September 30, 2002, and the elimination of depreciation expense at the Phoenix stations as a result of the sale of these properties on October 31, 2001.

Interest Expense.    Interest expense for the nine months ended September 30, 2002 was $15,181,000 compared to $15,016,000 for the nine months ended September 30, 2001, which represented an increase of $165,000, or 1.1%. The average outstanding total debt for Big City Radio was $174,000,000 in the nine months ended September 30, 2002 and $174,391,000 in the nine months ended September 30, 2001. The average rate of interest on the outstanding debt was 11.63% in the 2002 nine-month period and 11.47% in the 2001 nine-month period. Interest income for the nine months ended September 30, 2002 increased to $128,000 from $42,000 for the nine months ended September 30, 2001 due to a higher average balance of investments in marketable securities resulting from investment of the proceeds of the sale of the Phoenix stations in October 2001.

Loss on Discontinued Operations.    Loss on discontinued operations for the nine months ended September 30, 2002 was $658,000 compared to $447,000 for the nine months ended September 30, 2001. In June 2002, Big City Radio discontinued its publishing operations and wrote off $108,000 of the remaining goodwill. Big City Radio determined to terminate these operations in response to the continued downturn in the music industry advertising marketplace. As these operations represented the only publishing operations of Big City Radio, Big City Radio’s consolidated financial statements for all periods presented have been adjusted to reflect the publishing operations as discontinued operations.

Net Loss.    Net loss for the nine months ended September 30, 2002 was $21,416,000 compared to $23,518,000 for the nine months ended September 30, 2001. The decrease in net loss of $2,102,000, or 8.9%, was primarily attributable to the following factors:

•	the absence of operating losses of the Phoenix stations due to the sale of these properties on October 31, 2001;

•	lower station operating expenses and the lack of internet expenses;

•	the adoption of SFAS No. 142, which resulted in no amortization expense for goodwill and intangible assets for the nine months ended September 30, 2002; and

•
revenues from concert events at the Los Angeles area and Chicago stations for the nine months ended September 30, 2002, which were partially offset by lower net revenues at the New York, Los Angeles and Chicago Energy92 stations, and the absence of net revenues from the Phoenix stations compared to the corresponding nine months ended September 30, 2001.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Net Revenues.    Net revenues in the year ended December 31, 2001 were $20,086,000 compared to $23,766,000 for the year ended December 31, 2000, which represented a decrease of $3,680,000, or 15%. This decrease was due primarily to the following factors:

•	decreased net revenues of the Chicago stations resulting from their change in format in January 2001;

•	decreased net revenues at the New York stations resulting from an adverse competitive environment and the overall decline in revenues in the New York City market; and

•	decreased net revenues from the Phoenix stations due to the sale of these properties on October 31, 2001.

This decrease was partially offset by increased net revenues of the Los Angeles area radio stations, which began broadcasting their current Hispanic contemporary hit radio format in December 1999.

Station Operating Expenses.    Station operating expenses, excluding depreciation and amortization for the year ended December 31, 2001 were $21,307,000 compared to $26,047,000 for the year ended December 31, 2000, which represented a decrease of $4,740,000, or 18%. This decrease was due principally to the reduction in operating expenses for the New York, Chicago, and Los Angeles stations, as well as reduced operating expenses for the Phoenix stations, which were sold on October 31, 2001, eliminating further Phoenix station expenses.

Internet Operating Expenses.    Internet operating expenses, excluding depreciation and amortization for the year ended December 31, 2001 were $436,000 compared to $1,457,000 for the year ended December 31, 2000, which represented a decrease of $1,021,000, or 70%. In the second half of 2001, Big City Radio ceased its internet operations.

Corporate, General and Administrative Expenses.    Corporate, general and administrative expenses for the year ended December 31, 2001 were $3,610,000 compared to $3,845,000 for the year ended December 31, 2000, which represented a decrease of $235,000, or 6%. This decrease was primarily attributable to lower personnel costs in 2001.

Cost of Abandonment of Station Acquisition.    Big City Radio incurred cost of abandonment of station acquisition as a result of the cancellation of a signed agreement under which the assets of radio station KLVA FM, Casa Grande, Arizona, would have been exchanged for the assets of radio station KDDJ-FM, Globe, Arizona. Upon execution of the acquisition agreement, Big City Radio deposited $275,000 into an escrow account in April 1999. In February 2000, Big City Radio paid the balance in the escrow account and an additional amount of $275,000, for a total of $550,000, to terminate the agreement. Big City Radio decided to abandon the acquisition in response to a change in the engineering enhancement plan for Big City Radio’s Phoenix radio licenses. There were no such expenses in 2001.

Impairment Loss on Goodwill.    Impairment loss on goodwill for the year ended December 31, 2001 was $897,000. During 2001, Big City Radio decided to cease the development and operation of its internet portal, TodoAhora.com, and focus on its publishing operations. The impairment loss represented the write-off of the remaining internet goodwill balances.

Depreciation and Amortization.    Depreciation and amortization expenses for the year ended December 31, 2001 were $4,818,000, compared to $4,863,000 for the year ended December 31, 2000. The effects of capital expenditures for the Phoenix and New York stations were partially offset by the decreased depreciation and amortization expenses attributable to the Phoenix stations, which were sold on October 31, 2001.

Interest Expense.    Interest expense for the year ended December 31, 2001 was $21,540,000 compared to $18,392,000 for the year ended December 31, 2000, which represented an increase of $3,148,000, or 17%. This increase reflected additional interest resulting from the issuance of the senior notes in March 1998 and their accreted principal amount for the year ended December 31, 2001 when compared to the corresponding period in 2000. The increase in interest expense was also attributable to interest incurred on a bridge loan and on a promissory note to an affiliate of Big City Radio in 2001, as discussed below under “Liquidity and Capital Resources.” The weighted average outstanding total debt for Big City Radio was $175,182,000 in the year ended December 31, 2001 and $162,288,000 in the year ended December 31, 2000. The weighted average rate of interest on the outstanding debt in the two years was 12.29% and 11.324%, respectively.

Interest Income.    Interest income for the year ended December 31, 2001 was $111,000 compared to $281,000 for the year ended December 31, 2000, which represented a decrease of $170,000, or 61%. This decrease was due primarily to a decline in marketable securities balances as a result of the application of previously invested funds to operations.

Loss on Discontinued Operations.    Loss on discontinued operations for the year ended December 31, 2001 was $645,000 compared to $41,000 for the year ended December 31, 2000. In June 2002, Big City Radio discontinued its publishing operations and wrote off $108,000 of the remaining goodwill. Big City Radio determined to terminate these operations in response to the downturn in the music industry advertising marketplace.

Net Loss.    Net loss for the year ended December 31, 2001 was $30,707,000 compared to $31,168,000 for the year ended December 31, 2000, which represented a decrease of $461,000, or 1%. The decrease in the net loss was primarily attributable to the gain on the sale of the Phoenix stations, lower operating expenses, and a $550,000 cancellation charge related to the abandoned KLVA-FM acquisition in 2000. The effects of these factors were substantially offset by higher net interest expense, the impairment loss on internet goodwill, and the decrease in net revenues for the year ended December 31, 2001.

Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

Net Revenues.    Net revenues in the year ended December 31, 2000 were $23,766,000 compared to $20,604,000 for the year ended December 31, 1999, which represented an increase of $3,162,000, or 15%. This increase was due primarily to the increase in net revenues of the New York stations and the Chicago stations and the addition of the Phoenix stations on July 31, 1999. The net revenue increase was partially offset by a decrease in net revenues at the Los Angeles stations resulting from a program format change implemented in December 1999.

Station Operating Expenses.    Station operating expenses, excluding depreciation and amortization for the year ended December 31, 2000 were $26,047,000 compared to $23,566,000 for the year ended December 31, 1999, which represented an increase of $2,481,000, or 11%. This increase was due principally to the addition of the operations of the Phoenix stations and the increased costs associated with revenue growth of the Chicago stations. The effects of these increases were partially offset by the reduction in operating expenses for the New York stations, the Los Angeles area radio stations and WRKL-AM.

Internet Operating Expenses.    Internet operating expenses, excluding depreciation and amortization for the year ended December 31, 2000 were $1,457,000 compared to $51,000 for the year ended December 31, 1999. The increase was due principally to the start-up operations of TodoAhora.com, Big City Radio’s internet portal, since its inception in November 1999.

Corporate, General and Administrative Expenses.    Corporate, general and administrative expenses for the year ended December 31, 2000 were $3,845,000 compared to $4,371,000 for the year ended December 31, 1999, which represented a decrease of $526,000, or 12%. This decrease was due primarily to a severance payment made to Big City Radio’s prior Chief Executive Officer in 1999, and a decrease in legal and professional fees in 2000.

Cost of Abandonment of Station Acquisition.    Cost of abandonment of station acquisition for the year ended December 31, 2000 was incurred as a result of the cancellation of a signed agreement under which the assets of radio station KLVA-FM, Casa Grande, Arizona, would have been exchanged for the assets of radio station KDDJ-FM, Globe, Arizona. Upon execution of the acquisition agreement, Big City Radio deposited $275,000 into an escrow account in April 1999. In February 2000, Big City Radio paid the balance in the escrow account and an additional amount of $275,000, for a total of $550,000, to terminate the agreement. Big City Radio decided to abandon the acquisition in response to a change in the engineering enhancement plan for Big City Radio’s Phoenix radio licenses.

Depreciation and Amortization.    Depreciation and amortization expenses for the year ended December 31, 2000 were $4,863,000 compared to $3,812,000 for the year ended December 31, 1999, which represented an increase of $1,051,000, or 28%. This increase was due primarily to the amortization of intangibles and depreciation of capital assets of the Phoenix stations, which were acquired in July and September 1999, and Hispanic Internet Holdings, Inc., which was acquired in November 1999.

Interest Expense.    Interest expense for the year ended December 31, 2000 was $18,392,000 compared to $16,953,000 for the year ended December 31, 1999, which represented an increase of $1,439,000, or 8%. This increase reflected additional interest resulting from the issuance of the senior notes in March 1998 and their accreted principal amount for the year ended December 31, 2000. The weighted average outstanding total debt for Big City Radio was $162,288,000 in the year ended December 31, 2001 and $146,540,000 in the year ended December 31, 2000. The weighted average rate of interest on the outstanding debt in the two years was 11.324% and 11.323%, respectively.

Interest Income.    Interest income for the year ended December 31, 2000 was $281,000 compared to $1,952,000 for the year ended December 31, 1999, which represented a decrease of $1,671,000, or 86%. This decrease was due primarily to a decline in marketable securities balances as a result of the application of previously invested funds to operations.

Loss on Discontinued Operations.    Loss on discontinued operations for the year ended December 31, 2000 was $41,000. There were no such losses for the year ended December 31, 1999. In June 2002, Big City Radio discontinued its publishing operations and wrote off $108,000 of the remaining goodwill. Big City Radio determined to terminate these operations in response to the downturn in the music industry advertising marketplace. As these operations represented the only publishing operations of Big City Radio, Big City Radio’s consolidated financial statements for all periods have been adjusted to reflect the publishing operations as discontinued operations.

Net Loss.    Net loss for the year ended December 31, 2000 was $31,168,000 compared to $25,808,000 for the year ended December 31, 1999, which represented an increase of $5,360,000, or 21%. The increase in the net loss was primarily attributable to higher station operating expenses and the start-up operations of TodoAhora.com, higher depreciation and amortization expenses and net interest expense, which resulted primarily from the Phoenix station acquisitions in 1999, a $550,000 cancellation charge related to the abandoned KLVA-FM acquisition, and the absence of the gain on sale of radio stations in 2000. The effects of these factors were partially offset by the increase in net revenues for the year ended December 31, 2000.

Liquidity and Capital Resources

As of December 31, 2002, Big City Radio had available approximately $2,386,000 of cash, cash equivalents and marketable securities. Big City Radio’s existing sources of liquidity are insufficient to enable it to service its current indebtedness and to meet its operating requirements and capital needs. The independent auditors’ report on Big City Radio’s financial statements for the year ended December 31, 2001 states that Big City Radio’s recurring losses from operations and negative cash flows from operations raise substantial doubt about Big City Radio’s ability to continue as a going concern. As discussed below and elsewhere in this joint information statement/prospectus, because of the severe constraints on its liquidity, Big City Radio has failed to make payments due on the senior notes. As a result, holders of the requisite amount of the notes have declared the principal and interest on the senior notes to be due and payable, and Big City Radio agreed with the holders of approximately 75% of the notes to conduct an auction sale of its radio stations as soon as practicable for net cash consideration in an amount at least sufficient to pay all principal of and accrued and unpaid interest on, the senior notes.

Big City Radio has incurred substantial net losses since inception primarily due to broadcast cash flow deficits characteristic of the start up of radio stations. In addition, since the majority of its broadcast properties are in various stages of development, either as a result of pending FCC applications and their appeals that, if granted, will permit Big City Radio to effect engineering enhancements or upgrades, or as a result of having recently changed formats, Big City Radio expects to generate significant net losses for the foreseeable future.

As a result of these factors, Big City Radio has met its working capital needs primarily through borrowings, including loans from Big City Radio’s principal stockholders, Stuart and Anita Subotnick, loans under credit facilities, and proceeds from the issuance of the senior notes in March 1998. Since October 31, 2001, Big City Radio has met its working capital needs primarily from the proceeds of the sale of Big City Radio’s Phoenix radio stations which it completed on that date.

Cash Flows From Operating Activities.    In each of the periods presented, Big City Radio used cash in its operations. In the nine months ended September 30, 2002, the cash flow deficit was predominantly due to the payment of semi-annual interest on the senior notes of approximately $9,800,000 on March 15, 2002, and operating losses attributable to the New York stations, Chicago stations, Independent Radio Reps, LLC, and the publishing business. In the nine months ended September 30, 2001, the cash flow deficit was predominantly due to operating losses attributable to the New York and Chicago stations and the funding of start-up operations of the internet and publishing businesses and Independent Radio Reps, LLC. In the year ended December 31, 2001, the cash flow deficit was predominantly due to start-up operating losses of the Chicago stations operating as Viva 103.1 and Energy92 and operating losses attributable to the New York stations. In the year ended December 31, 2000, the cash flow deficit was predominantly due to the start-up operating losses attributable to the Los Angeles area stations operating as Viva 107.1, the Que Buena Phoenix station, and the internet portal site, TodoAhora.com, as well as the operating losses attributable to the Chicago stations. In the year ended December 31, 1999, the cash flow deficit was predominantly due to the funding of start-up operations at New York and Chicago stations.

Cash Flows From Investing Activities.    Capital expenditures, excluding acquisitions of radio stations, were $251,000 in the nine months ended September 30, 2002, $552,000 in the nine months ended September 30, 2001, $851,000 in the year ended December 31, 2001, $1,584,000 in the year ended December 31, 2000, and $2,941,000 in the year ended December 31, 1999. These expenditures in the 2002 and 2001 nine-month periods primarily reflect costs associated with technical improvements at Big City Radio’s stations, primarily the expansion of the studio and broadcast facilities and the purchase of computer support equipment. In the nine months ended September 30, 2002, Big City Radio sold $11,921,000 of marketable securities to generate cash for general working capital and interest payments on the senior notes. In the nine months ended September 30, 2001, Big City Radio sold $1,895,000 of marketable securities to generate cash for general working capital purposes. For 2001, 2000 and 1999, these expenditures primarily reflect costs associated with the power increases and other technical improvements at Big City Radio’s stations, the upgrade and expansion of the studio and broadcast facilities, computer support equipment, and purchase of promotional vehicles for the new station properties, as well as purchase of furniture, fixtures and computer equipment for the internet and publishing operations. In the year ended December 31, 2001, Big City Radio purchased $15,000,000 in marketable securities and sold $1,895,000 to generate cash for general working capital purposes. In the year ended December 31, 2000, Big City Radio sold $5,964,000 in marketable securities to generate cash for general working capital purposes. In the year ended December 31, 1999, Big City Radio purchased $34,508,000 in marketable securities and sold $75,065,000 of marketable securities to generate cash for the purchase of radio stations in DeKalb, Illinois and Phoenix, Arizona and for general working capital purposes. Cash paid and advanced for the purchase of assets of radio stations and internet and publishing businesses were $250,000 in the year ended December 31, 2000 and $36,177,000 in the year ended December 31, 1999.

Cash Flows From Financing Activities.    Big City Radio completed a sale of $174,000,000 aggregate principal amount at maturity of senior notes on March 17, 1998, generating approximately $125,400,000 of gross proceeds. Big City Radio used approximately $32,600,000 of these proceeds to repay outstanding indebtedness under a credit facility with The Chase Manhattan Bank entered into in 1996. Big City Radio has used the proceeds of the senior notes offering to finance the acquisition costs of radio station properties and for general working capital purposes.

The senior notes were issued at an original issue discount and accreted in value until March 15, 2001 at a rate of 11 1/4% per annum, compounded semi-annually to an aggregate principal amount of $174,000,000. Cash interest began accruing on the senior notes on March 15, 2001 at a rate of 11 1/4% per annum and is payable in cash semi-annually, each March 15 and September 15 through and including March 15, 2005. The senior notes will mature on March 15, 2005, but may be redeemed at the option of Big City Radio, in whole or in part, at a redemption price of 105.625%, 102.813% or 100.000% if redeemed during the 12-month period commencing on March 15, 2002, March 15, 2003 and on and after March 15, 2004, respectively.

Holders of the senior notes have the right to require Big City Radio to repurchase their senior notes upon a “change of control” of Big City Radio, as defined in the indenture governing the senior notes, at a price equal to 101% of the principal amount of such notes. A “change of control” for purposes of the senior notes is deemed to occur:

•
when any person other than Stuart and Anita Subotnick, officers and members of Big City Radio’s management as of the issue date of the senior notes and their respective family members, relatives and trusts becomes the beneficial owner of more than 35% of the total voting power of Big City Radio’s capital stock and the foregoing permitted holders own in the aggregate a lesser percentage of such voting power and do not have the right or ability to designate for election a majority of the board of directors;

•	upon specified changes in the composition of the board of directors;

•	upon the occurrence of a sale, lease, transfer, conveyance or other disposition to any person of all or substantially all of the assets of Big City Radio taken as a whole; or

•	upon the adoption by the stockholders of a plan for the liquidation or dissolution of Big City Radio.

Payments under the senior notes are guaranteed on a senior unsecured basis by Big City Radio’s “restricted subsidiaries,” as defined in the indenture governing the senior notes. As of September 30, 2002, all of Big City Radio’s subsidiaries were restricted subsidiaries. The senior notes contain financial and operational covenants with which Big City Radio and its restricted subsidiaries must comply, including covenants restricting the incurrence of additional indebtedness, investments, payment of dividends on and redemption of capital stock, redemption of specified subordinated obligations, sales of assets and the use of proceeds therefrom, transactions with affiliates, creation and existence of liens, the types of businesses in which Big City Radio may operate, asset swaps, distributions from restricted subsidiaries, sales of capital stock of restricted subsidiaries, and consolidations, mergers and transfers of all or substantially all of Big City Radio’s assets. The senior notes contain customary events of default, including payment defaults and default in the performance of other covenants, specified bankruptcy defaults, cross defaults to other indebtedness and to judgments, and failure of a subsidiary guarantee to be in full force and effect.

In connection with the consummation of the senior notes offering, Big City Radio entered into a revolving credit facility with The Chase Manhattan Bank providing for up to $15,000,000 of borrowings based upon a multiple of the positive rolling four-quarter broadcast cash flow of Big City Radio’s stations and subject to compliance with specified financial and operational covenants. The revolving credit facility was to mature on March 17, 2003. At December 31, 2000, Big City Radio was in compliance with all material covenants and restrictions under the revolving credit facility, with the exception that, in violation of one such covenant, the independent auditors’ report on Big City Radio’s financial statements for the year ended December 31, 2000 included a “going concern” paragraph. In April 2001, the lender declined to permit Big City Radio to draw under the revolving credit facility due to Big City Radio’s violation of the foregoing covenant. As a result of its inability to draw under the revolving credit facility, Big City Radio issued a promissory note in May 2001 to borrow up to $5,000,000 from Stuart Subotnick, a principal stockholder, in order to meet its short-term working capital needs. The amount outstanding under this note, which was payable on demand, bore interest equal to JP Morgan Chase Bank’s prime rate plus 2.0%.

Cash interest commenced accruing on the senior notes on March 15, 2001 and semi-annual cash interest payments of $9,800,000 commenced on September 15, 2001. Big City Radio failed to make the initial semi-annual interest payment when due on September 15, 2001. In order to obtain the funds to make this payment within the 30-day grace period provided under the indenture, Big City Radio obtained a bridge loan in the amount of $15,000,000 by the assignment of Big City Radio’s revolving credit facility from the lender thereunder to a new lender. The bridge loan was secured to the same extent as the revolving credit facility and bore interest at the rate of LIBOR plus 3.0%, or a base rate plus 2.0%, at the option of Big City Radio. Big City Radio used the net proceeds of the bridge loan to pay the semi-annual interest on the senior notes due on September 15, 2002, together with applicable additional interest thereon, and to repay $2,235,000 of principal indebtedness and $51,000 of interest incurred under the promissory note issued to Mr. Subotnick in May 2001. Big City Radio repaid the bridge loan on October 31, 2001 with a portion of the proceeds from the sale of the Phoenix radio station properties, as discussed below. Big City Radio currently does not have a credit facility.

On October 31, 2001, Big City Radio completed the sale of its four Phoenix radio properties to Hispanic Broadcasting Corporation for a cash price of $34,000,000. The indenture governing the senior notes permits Big City Radio to reinvest the approximately $18,000,000 of proceeds which remained from the sale of the Phoenix stations after the repayment of the bridge loan in broadcast assets for a period of up to one year from the date of these asset sales. Thereafter, any net proceeds that are not timely reinvested in broadcast assets must be used to make an offer to repurchase senior notes. As described above, Big City Radio used a portion of the proceeds to repay indebtedness under the bridge loan and to fund the semi-annual interest payment due on the senior notes on September 15, 2002. Big City Radio has been using the remaining proceeds to fund its ongoing operations, and has not reinvested such proceeds in broadcast assets. Big City Radio has not made the required offer to repurchase senior notes, because it does not have sufficient cash resources to consummate such an offer. Its failure to make an offer to repurchase constitutes an event of default under the indenture.

Big City Radio failed to make the semi-annual interest payment of $9,800,000 due on the senior notes on September 15, 2002. Big City Radio’s cash resources were insufficient to enable Big City Radio to make the semi-annual interest payment within the 30-day grace period provided under the indenture. The grace period expired on October 15, 2002, thereby resulting in an additional event of default under the indenture. On October 17, 2002, pursuant to the indenture, holders of the senior notes delivered an acceleration notice to Big City Radio declaring the principal and interest on all of the senior notes to be immediately due and payable.

As described elsewhere in this joint information statement/prospectus, Big City Radio has evaluated its strategic alternatives and the most efficient use of Big City Radio’s capital. These alternatives include the sale of Big City Radio’s broadcast assets and, depending on market conditions, debt and/or equity financing, and purchasing, restructuring, recapitalizing, refinancing or otherwise retiring certain of Big City Radio’s securities in the open market or by other means, in each case subject to the restrictions contained in the indenture governing the senior notes. On November 4, 2002, Big City Radio announced it had retained Jorgenson Broadcast Brokerage to market and conduct an auction sale of all of Big City Radio’s radio stations. As discussed below, proceeds from any sales of the stations will be applied first to repay the senior notes.

Big City Radio, the subsidiary guarantors of the senior notes, and the holders of approximately $128,000,000 in principal amount of the senior notes acting through an ad hoc committee of noteholders entered into a forbearance agreement on November 13, 2002. Under the forbearance agreement, the signatory noteholders have agreed to forbear, through January 31, 2003, from taking, initiating or continuing any action to enforce Big City Radio’s payment obligations under the senior notes, including, without limitation, any involuntary bankruptcy filing against Big City Radio, or against any property, officers, directors, employees or agents of Big City Radio to collect on or enforce payment of any indebtedness or obligations, or to otherwise assert any claims or causes of action seeking payment under the senior notes, in each case arising under or relating to the payment default or the default arising from the failure to make the required offer to repurchase senior notes or other existing defaults known to the signatory noteholders as of November 13, 2002. Under the forbearance agreement, Big City Radio agreed to conduct the auction of its radio stations in a good faith manner designed to sell the assets as soon as practicable for net cash consideration in an amount at least sufficient to pay all principal of, and accrued and unpaid interest on, the senior notes. If signatory noteholders reasonably believe that Big City Radio is not conducting the auction process in good faith or is not operating or managing the business and financial affairs of Big City Radio in good faith in the ordinary course and consistent with past practices, they may notify Big City Radio in writing and may elect to terminate the forbearance agreement. Big City Radio further has agreed not to pay, discharge or satisfy any liability or obligation except for obligations reflected on Big City Radio’s balance sheet as of December 31, 2001 or incurred in the ordinary course since that date which are paid, discharged or satisfied for fair and equivalent value in the ordinary course of business and consistent with past practices. The forbearance agreement will not prevent the trustee under the indenture or noteholders that are not parties to the forbearance agreement from pursuing remedies under the indenture.

Big City Radio and the noteholders executed an amendment to the forbearance agreement as of January 14, 2003, in which the expiration date of the forbearance period was extended from January 31, 2003 through and including March 31, 2003. The forbearance agreement was further amended to provide that:

•
Big City Radio will pay the noteholders the net cash proceeds of any asset sale within five business days after the completion of such asset sale, until such time as the noteholders have received cash in an amount equal to all principal of, and accrued and unpaid interest on, the senior notes;

•	the forbearance agreement may be terminated by either Big City Radio or the ad hoc committee upon written notice if

■	any party to the forbearance agreement fails to perform any of its obligations, or breaches any of its representations, covenants or warranties, under the forbearance agreement,

■
Big City Radio or any party to any asset purchase agreement for any asset sale which Big City Radio had publicly announced on or before January 6, 2003, including the asset sale to Entravision, breaches any representation, warranty or covenant in such asset purchase agreement, and does not cure such breach within ten days, or

■	one or more of the asset purchase agreements is terminated or modified in any material respect; and

•	Big City Radio must immediately notify the ad hoc committee by written notice of

■	any breach by Big City Radio of the forbearance agreement,

■	any breach by Big City Radio or any other party of any of the foregoing asset purchase agreements, whether or not such breach is curable, and

■	any termination by Big City Radio or any other party thereto of any of such asset purchase agreements.

In addition, the forbearance agreement provides that it will automatically terminate upon the filing of a voluntary or involuntary petition under the insolvency or bankruptcy laws of the United States or any state with respect to Big City Radio, except that, upon the filing of an involuntary bankruptcy petition by unaffiliated, arm’s length creditors, Big City Radio will have a period of ten days to obtain the dismissal or withdrawal of such a petition before the forbearance agreement terminates as a result of the filing.

If Big City Radio completes the asset sale to Entravision and the other station sales, it will receive gross cash proceeds of approximately $197,900,000. Under the senior notes forbearance agreement described above, Big City Radio will be obligated to apply the net proceeds of the asset sales first to pay the principal amount of the senior notes and all accrued and unpaid interest thereon through the date of such payment. As of January 15, 2003, Big City Radio owed holders of the senior notes payment of a total of approximately $190,700,000, consisting of $174,000,000 of principal and approximately $16,700,000 of accrued and unpaid interest.

Big City Radio will apply any remaining net proceeds from the asset sales, together with its other liquidity sources, to pay expenses relating to the asset sales, including employee severance amounts, tax liabilities and expenses associated with termination of contracts not assumed by the buyers, as well as trade payables and other operating expenses.

If Big City Radio completes its pending station sales and sells the sole station that was not subject to a binding purchase agreement as of the date of this joint information statement/prospectus, it will have disposed of substantially all of its operating properties. Its principal sources of liquidity will then consist of cash on hand, including any remaining proceeds of the station sales, and amounts earned on its investment of such cash, and collections of trade receivables, which amounted to approximately $1,900,000 as of December 31, 2002. Big City Radio also may seek to obtain additional liquidity by selling shares of the Entravision Class A common stock it will receive upon completion of the asset sale. Assuming the closing of its pending station sales, Big City Radio believes that these liquidity sources will be sufficient to meet its short-term cash needs. The amount and nature of Big City Radio’s long-term liquidity needs will depend on, among other things, a decision by the board of directors regarding future operations, if any, of Big City Radio. For information about Big City Radio’s planned use of the asset sale proceeds and related matters, see “The Asset Sale—Application of Asset Sale Proceeds; Future Operations of Big City Radio.”

Contractual Obligations and Commitments

If Big City Radio is not successful in selling the stations at all or selling the stations at prices sufficient to pay all principal of, and accrued and unpaid interest on, the senior notes, Big City Radio will consider other strategic alternatives, including filing for protection from its creditors under the United States bankruptcy code. Because events of default exist under the indenture governing the senior notes, Big City Radio also could be subject to an involuntary filing under the bankruptcy code initiated by noteholders or other creditors.

As of December 31, 2002, Big City Radio’s contractual obligations and commitments were as follows:

	Senior Notes	Operating Leases	Employment Contracts	Total
2003	$174,000,000	1,652,000	804,000	176,456,000
2004	—	1,089,000	—	1,089,000
2005	—	649,000	—	649,000
2006	—	446,000	—	446,000
Thereafter	—	422,000	—	422,000

	$174,000,000	$4,258,000	$804,000	$179,062,000

Critical Accounting Policies and Material Estimates

Big City Radio’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with the accounting principles generally accepted in the United States. The preparation of these financial statements requires Big City Radio to make estimates and judgments that affected the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Big City Radio evaluates its estimates, including those to broadcast rights, bad debts, intangible assets, income taxes, and contingencies and litigation. Big City Radio bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Big City Radio believes the following critical accounting policies affect its more significant judgment and estimates used in the preparation of its consolidated financial statements.

Big City Radio reviews the carrying values of its long-lived assets (tangible) for impairment based upon estimated future cash flows of the stations. As of September 30, 2002, Big City Radio did not record any impairment related to its long lived tangible assets or broadcast license. In June 2002, Big City Radio ceased the operation of United Publishers of Florida, Inc., and wrote off the remaining $108,000 of goodwill associated with United Publishers of Florida, Inc. Future adverse changes in market conditions, changes in technology and other factors could reduce the expected future cash flows and result in an impairment charge in the future.

Big City Radio records revenue from the sale of airtime related to advertising and contracted time at the time of broadcast. Big City Radio maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Big City Radio utilizes information available to Big City Radio, including the timing of payments and the financial condition of its customers to estimate the allowance for doubtful accounts. If the financial condition of Big City Radio’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Big City Radio does not have a significant concentration of accounts receivable from one customer or industry segment.

Recent Accounting Pronouncements

Business Combinations and Goodwill and other Intangible Assets.    In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Big City Radio adopted SFAS No. 141 and SFAS No. 142 effective January 1, 2002. Any goodwill and any intangible asset determined to have an indefinite useful life that was acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 have been amortized through December 31, 2001.

SFAS No. 141 requires that upon adoption of SFAS No. 142, Big City Radio evaluate its existing intangible assets and goodwill that was acquired in a prior purchase business combination, and make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, Big City Radio reassessed the useful lives and residual values of all intangible assets acquired in business combinations accounted for using the purchase method. In addition, to the extent Big City Radio identified an intangible asset as having an indefinite useful life, Big City Radio was required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss would have been measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle. No significant adjustments or impairment losses resulted from the adoption of SFAS No. 141 and SFAS No. 142.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required Big City Radio to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. To accomplish this, Big City Radio identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and Big City Radio must perform the second step of the transitional impairment test. In the second step, Big City Radio compared the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of it assets, recognized and unrecognized, and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. Any transitional impairment loss was required to be recognized as the cumulative effect of a change in accounting principle in Big City Radio’s statement of earnings. No such loss resulted from Big City Radio’s adoption of SFAS No. 142.

In accordance with SFAS No. 142, Big City Radio discontinued the amortization of goodwill and intangible assets, consisting of a broadcast license, effective January 1, 2002. During the quarter ended March 31, 2002, Big City Radio completed the transitional impairment test, which did not result in impairment of recorded intangible assets. In June 2002, Big City Radio ceased the operation of its publishing operations, and wrote off the remaining $108,000 of goodwill associated with such operations. As of September 30, 2002, Big City Radio has no remaining unamortized goodwill, and has unamortized broadcast licenses in the amount of $76,955,000.

Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of.    In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), which supersedes both SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (“SFAS No. 121”), and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (“Opinion 30”), for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. For example, SFAS No. 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity, rather than a segment of a business. Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, Goodwill and Other Intangible Assets.

Big City Radio adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the financial position, cash flows, or results of operations of Big City Radio. Big City Radio discontinued its publishing operations during June 2002. This was treated as a discontinued operation under SFAS No. 144.

In June 2002, the Financial Accounting Standards Board issued FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”), which nullifies Emerging Issues Task Force (EITF) Issue No. 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) (“Issue 94-3”).

The principal difference between SFAS No. 146 and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. Under SFAS No. 146, a commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability.

Big City Radio is required to adopt SFAS No. 146 on exit and disposal activities that are initiated after December 31, 2002, with early application encouraged. Big City Radio will adopt SFAS No. 146 on those transactions after December 31, 2002. Big City Radio does not currently expect a material impact on the financial position, cash flow or results of operations of Big City Radio in connection with its adoption of SFAS No. 146.

Quantitative and Qualitative Disclosures About Market Risk

Big City Radio is exposed to the impact of interest rate changes and the change in the market values of its investments.

Big City Radio’s exposure to market rate risk for changes in interest rates relates primarily to Big City Radio’s investment portfolio. Big City Radio has not used derivative financial instruments in its investment portfolio. Big City Radio invests its excess cash in debt instruments of the U.S. Government and its agencies and, by policy, limits the amount of credit exposure to any one issuer. Big City Radio protects and preserves its invested funds by limiting default, market and reinvestment risk.

Investments in fixed-rate, interest-earning instruments carry a degree a of interest rate risk. The fair value of fixed-rate securities may be adversely affected by a rise in interest rates. Big City Radio may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates.

Security Ownership of Certain Beneficial Owners and Management

The table presented on the following page shows information regarding the beneficial ownership of Big City Radio’s two outstanding classes of voting securities as of December 31, 2002 by:

•	each person known by Big City Radio to own beneficially more than 5% of the outstanding shares of any class of Big City Radio’s outstanding voting securities;

•	each director of Big City Radio;

•	Big City Radio’s Chief Executive Officer and its three executive officers whose total annual salary and bonus exceeded $100,000 in 2001; and

•	all of the directors and executive officers of Big City Radio as a group.

Big City Radio’s outstanding voting securities consist of its Class A common stock and Class B common stock. As of December 31, 2002, 6,226,817 shares of Class A common stock and 8,250,458 shares of Class B common stock were outstanding.

Stockholders of Big City Radio are entitled to one vote for each share of Class A common stock held and to ten votes for each share of Class B common stock held. In addition, holders of Big City Radio’s Class B common stock are entitled to vote as a separate class to elect a majority of the members of Big City Radio’s board of directors.

The information presented below regarding beneficial ownership of Big City Radio’s voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. Under these rules, beneficial ownership includes any security as to which a person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, Big City Radio believes that the beneficial owners of Big City Radio’s common stock listed below have sole voting and investment power with respect to the shares shown. Except as otherwise indicated below the address for each 5% stockholder is c/o Big City Radio, Inc., 1888 Century Park East, Suite 212, Los Angeles, California 90067.

The number of shares of Class A common stock shown as beneficially owned by a Big City Radio stockholder as of December 31, 2002 includes the number of shares of Class A common stock the stockholder would acquire as a result of the conversion of the shares of Class B common stock beneficially owned by the stockholder as of that date. Shares of Big City Radio’s Class B common stock are convertible at any time into shares of Class A common stock on a one-for-one basis at the holder’s option.

All of the options included in the beneficial ownership of the Big City Radio directors and executive officers below are exercisable at a price equal to or greater than $3.5625 per share.

	Big City Radio Common Stock
	Class A Common Stock		Class B Common Stock		Percent of Voting Power as a Single Class
Name of Beneficial Owner	Number	Percent	Number	Percent
Directors and Executive Officers:
Charles M. Fernandez	530,000	8.2%	—	—%	* %
Michael H. Boyer	25,000	*	—	—	*
Silvia Kessel	102,140	1.6%	—	—	*
David A. Persing	—	—	—	—	*
Anita and Stuart Subotnick	8,424,493	57.7%	8,200,458	99.4%	92.4%
Bryan Subotnick	194,000	3.0%	10,000	*	*
Paul R. Thomson	189,000	2.9%	—	—	*
Leonard White	25,000	*	—	—	*
Kenneth A. Horowitz	—	—	—	—	*
All directors and named executive officers as a group (10 persons)	9,489,633	61.7%	8,210,458	99.5%	92.9%
Other Stockholders:
Phillip Frost, M.D.	540,400	8.7%	—	—	*
Gilder, Gagnon, Howe & Co.	516,575	8.3%	—	—	*
Michael Kakoyiannis	871,700	14.0%	—	—	*
Earle I. Mack	1,465,700	23.5%	—	—	1.7%

*	Less than one percent.

The shares of Class A common stock shown as beneficially owned by Charles M. Fernandez include 250,000 shares that Mr. Fernandez has the right to purchase within 60 days after December 31, 2002 pursuant to the exercise of stock options.

The shares of Class A common stock shown as beneficially owned by Michael H. Boyer include 25,000 shares that Mr. Boyer has the right to purchase within 60 days after December 31, 2002 pursuant to the exercise of stock options.

The shares of Class A common stock shown as beneficially owned by Silvia Kessel include 95,000 shares that Ms. Kessel has the right to purchase within 60 days after December 31, 2002 pursuant to the exercise of stock options.

The shares of Class A common stock shown as beneficially owned by each of Anita Subotnick and Stuart Subotnick reflect ownership of 38,300 shares of Class A common stock, 8,200,458 shares of Class B common stock beneficially owned by Mr. and Mrs. Subotnick that are convertible into shares of Class A common stock on a one-for-one basis, 180,000 shares of Class A common stock that Mr. and Mrs. Subotnick have the right to purchase within 60 days after December 31, 2002 pursuant to the exercise of stock options and 5,735 shares of Class A common stock held by Mr. and Mrs. Subotnick as custodian for their grandchildren’s account pursuant to the New York Uniform Gift to Minors Act. Of the shares of Class B common stock shown as beneficially owned by Mr. and Mrs. Subotnick, 2,000,000 shares are held of record by Subotnick Partners, L.P., of which Mrs. Subotnick is general partner and Mr. Subotnick is a limited partner. Mr. and Mrs. Subotnick share voting and investment power with respect to all of the shares shown.

The shares of Class A common stock shown as beneficially owned by Bryan Subotnick are composed of 10,000 shares of Class B common stock beneficially owned by Mr. Subotnick that are convertible into shares of Class A common stock on a one-for-one basis and a total of 184,000 shares of Class A common stock that Mr. Subotnick has the right to purchase within 60 days after December 31, 2002 pursuant to the exercise of stock options.

The shares of Class A common stock shown as beneficially owned by Paul R. Thomson include 184,000 shares that Mr. Thomson has the right to purchase within 60 days after December 31, 2002 pursuant to the exercise of stock options.

The shares of Class A common stock shown as beneficially owned by Leonard White are composed of 25,000 shares that Mr. White has the right to purchase within 60 days after December 31, 2002 pursuant to the exercise of stock options.

The shares shown as beneficially owned by all directors and executive officers as a group include the following: 8,210,458 shares of Class B common stock that are beneficially owned by all directors and executive officers and that are convertible into shares of Class A common stock on a one-for-one basis; and 943,000 shares which all directors and executive officers as a group have the right to purchase within 60 days after December 31, 2002 pursuant to the exercise of stock options.

The information concerning Phillip Frost, M.D. is based upon a statement on Schedule 13G/A filed with the SEC on February 14, 2002. Dr. Frost shares voting and investment power with respect to all of the shares shown with Frost Gamma Limited Partnership, Frost Gamma Inc., Frost Nevada Limited Partnership and Frost Nevada Corporation. As the sole limited partner of Frost Gamma Limited Partnership and Frost Nevada Limited Partnership and the sole shareholder of Frost Gamma Inc. and Frost Nevada Corporation, Dr. Frost may be deemed to be the beneficial owner of the shares shown. Frost Gamma Inc. is the general partner of Frost Gamma Limited Partnership and Frost Nevada Corporation is the general partner of Frost Nevada Limited Partnership. Dr. Frost reports that record ownership of the shares shown may be transferred from time to time among any or all of the foregoing entities. The address of Dr. Frost is 4400 Biscayne Blvd., Miami, Florida 33137.

The information concerning Gilder, Gagnon, Howe & Co., a broker-dealer registered under Section 15 of the Exchange Act, is based upon a statement on Schedule 13G filed with the SEC on February 15, 2000. The address of Gilder, Gagnon, Howe & Co is 1775 Broadway, 26th Floor, New York, New York 10019.

The information concerning Michael Kakoyiannis is based upon a statement on Schedule 13G/A filed with the SEC on February 14, 2001 and subsequent Form 144 filings. The address of Mr. Kakoyiannis is 183 Cambridge Avenue, Garden City, New York 11530.

The information concerning Earle I. Mack is based upon a statement on Schedule 13G filed with the SEC on January 12, 2001. The address of Mr. Mack is 370 West Passaic Street, Rochelle Park, New Jersey 07662.

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF BIG CITY RADIO

Unaudited Pro Forma Balance Sheet

As of September 30, 2002

The unaudited pro forma balance sheet as of September 30, 2002 is presented as if, at such date, Big City Radio had (1) completed the sale of its Los Angeles, New York and Chicago radio stations, and recorded the transaction costs and tax-related effects associated with such transactions, and (2) used the net proceeds derived from the asset sales to repay principal under its 11 1/4% senior discount notes due 2005 and the accrued and unpaid interest thereon. The pro forma adjustments reflect the sale of 11 of Big City Radio’s 12 radio stations, and therefore are calculated by reference to the terms in the four definitive asset purchase agreements described elsewhere in this document and management’s estimate of the price at which Big City Radio will be able to sell the only station not subject to a definitive agreement as of the date of this joint information statement/prospectus. That station broadcasts as WYXX-FM in Morris, Illinois.

	Historical	Sale of Stations		Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$323,000	$199,875,000	(1)	$(184,771,000	)(4)	$15,427,000
Investment-Entravision Class A Common	—	40,000,000	(1)	—		40,000,000
Cash held in investment, restricted	1,297,000	—		—		1,297,000
Marketable securities	3,079,000	—		—		3,079,000
Accounts receivable, net	2,269,000	—		—		2,269,000
Interest receivable	9,000	—		—		9,000
Prepaid expenses and other current assets	640,000	—		—		640,000

Total current assets	7,617,000	239,875,000		(184,771,000)		62,721,000
Property and equipment, net	3,970,000	(3,557,000	)(1)	—		413,000
Intangibles, net	76,955,000	(76,955,000	)(1)	—		—
Deferred financing fees, net	1,605,000	—		(1,605,000	)(5)	—
Other assets	170,000	—		—		170,000

Total assets	$90,317,000	$159,363,000		$(186,376,000)		$63,304,000

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$696,000	$—		$—		$696,000
Accrued expenses	1,198,000	2,500,000	(2)	—		3,698,000
Interest payable	10,771,000	—		(10,771,000	)(4)	—
Senior discount notes	174,000,000	—		(174,000,000	)(4)	—
Other current liabilities	69,000	(69,000	)(1)	—		—

Total current liabilities	186,734,000	2,431,000		(184,771,000)		4,394,000

Long-term liabilities:
Other long-term liabilities	389,000	(353,000	)(1)	—		36,000
Deferred income tax liabilities	2,237,000	12,163,000	(3)	—		14,400,000
Stockholders’ equity (deficiency):
Stockholders’ equity and additional paid-in capital	29,637,000	—		—		29,637,000
Accumulated deficit	(128,680,000)	145,122,000	(1)(2)(3)	(1,605,000	)(5)	14,837,000

	(99,043,000)	145,122,000		(1,605,000)		42,237,000

Total liabilities and stockholders’ equity (deficiency)	$90,317,000	$159,363,000		$(186,376,000)		$63,304,000

(1)	To record the sale of certain assets, assumption of specified liabilities and proceeds from the following radio stations:

•	Los Angeles area radio stations for $100,000,000 and 3,766,478 shares of Entravision’s Class A common stock valued at $40,000,000, based on a per share price of $10.62;

•	New York stations for $43,000,000;

•	Chicago—WXXY station for $32,875,000;

•	Chicago—WKIE/WDEK/WKIF stations for $22,000,000; and

•	Chicago—WYXX stations for $2,000,000.

(2)	To record transaction costs.

(3)	To reflect income tax liabilities related to sale of stations.

(4)	To reflect repayment of the senior notes.

(5)	To write off deferred financing fees related to the senior notes.

Unaudited Pro Forma Statement of Operations

Year ended December 31, 2001

The unaudited pro forma statement of operations for the year ended December 31, 2001 and the nine months ended September 30, 2002 are presented as if, at the beginning of each of the periods presented, Big City Radio had (1) completed the sale of its Los Angeles, New York and Chicago radio stations, and (2) used the net proceeds derived from the asset sales to repay principal under its 11 1/4% senior discount notes due 2005 and the accrued and unpaid interest thereon. The pro forma adjustments to the statement of operations do not include a gain on the sale of the stations of approximately $145 million, net of tax expense from the sales of approximately $12 million, net of the tax benefit relating to the utilization of available net operating loss carryforwards, and an extraordinary expense relating to the write-off of unamortized debt issuance costs.

	Historical(1)	Phoenix Stations(2)	Sale of Stations(3)	Pro Forma Adjustments		Pro Forma
Gross revenues	$22,395,000	$(4,622,000)	$(17,733,000)	$—		$40,000
Less commissions and fees	2,309,000	(497,000)	(1,812,000)	—		—

Net revenues	20,086,000	(4,125,000)	(15,921,000)	—		40,000
Operating expenses:
Station operating expenses, excluding depreciation and amortization	21,307,000	(4,271,000)	(16,697,000)	—		339,000
Internet and publishing, excluding depreciation and amortization	436,000	—	—	—		436,000
Corporate, general and administrative expenses	3,610,000	—	—	—		3,610,000
Impairment loss on goodwill	897,000	—	—	—		897,000
Depreciation and amortization	4,818,000	(818,000)	(3,557,000)	—		443,000

Total operating expenses	31,068,000	(5,089,000)	(20,254,000)	—		5,725,000

Operating loss	(10,982,000)	964,000	4,333,000	—		(5,685,000)
Other income (expenses):
Gain on sale of Phoenix stations	2,275,000	(2,275,000)	—	—		—
Interest income	111,000	—	—	—		111,000
Interest expense	(21,537,000)	—	10,000	20,000,000	(4)	(1,527,000)
Other, net	8,000	(26,000)	(185,000)	—		(203,000)

Total other (expenses)	(19,143,000)	(2,301,000)	(175,000)	20,000,000		(1,619,000)

Loss before benefit from income taxes	(30,125,000)	(1,337,000)	4,158,000	20,000,000		(7,304,000)
Income tax benefit/(expense), net	63,000	—	—	—		63,000

Loss from continuing operations	(30,062,000)	$(1,337,000)	$4,158,000	$20,000,000		$(7,241,000)

Pro forma loss per share:
Loss from continuing operations	$(2.08)					$(0.50)

Weighted average shares outstanding	14,477,000					14,477,000

(1)	Adjusted to reflect the publishing operations discontinued in June 2002 as a discontinued operation.

(2)	To eliminate the historical results of the Phoenix radio stations that were sold in October 2001.

(3)	To eliminate the historical results of the stations being sold.

(4)	Eliminated interest expense on senior notes.

Unaudited Pro Forma Statement of Operations

Nine months ended September 30, 2002

	Historical	Sale of Stations(1)	Pro Forma Adjustments		Pro Forma
Gross revenues	$11,282,000	$(11,219,000)	$—		$63,000
Less: commissions and fees	1,055,000	(1,055,000)	—		—

Net revenues	10,227,000	(10,164,000)	—		63,000
Operating expenses:
Station operating expenses, excluding depreciation and amortization	12,026,000	(11,467,000)	—		559,000
Corporate, general and administrative expenses	2,816,000	—	—		2,816,000
Depreciation and amortization	1,126,000	(1,037,000)	—		89,000

Total operating expenses	15,968,000	(12,504,000)	—		3,464,000

Operating income/(loss)	(5,741,000)	2,340,000	—		(3,401,000)
Other income (expenses):
Interest income	128,000	—	—		128,000
Interest expense	(15,181,000)	5,000	15,176,000	(2)	—
Other, net	(11,000)	22,000	—		11,000

Total other expenses	(15,064,000)	27,000	15,176,000		139,000
Gain/(loss) from continuing operations before income taxes	(20,805,000)	2,367,000	15,176,000		(3,262,000)
Income tax benefit/(expense), net	47,000	—			47,000

Loss from continuing operations	$(20,758,000)	$2,367,000	$15,176,000		$(3,215,000)

Pro forma loss per share:
Loss from continuing operations	$(1.43)				$(0.22)

Weighted average shares outstanding	14,477,000				14,477,000

(1)	To eliminate the historical results of the stations being sold.

(2)	Eliminated interest expense on senior notes.

DILUTION

Big City Radio will suffer immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the fair market value of shares received by Big City Radio, as the purchaser of the shares of Entravision’s Class A common stock, will exceed the net tangible book value per share of Entravision’s Class A common stock after the asset sale. The net tangible book value per share of common stock is determined by subtracting total liabilities from the total tangible assets and dividing the difference by the number of shares of Entravision’s Class A common stock deemed to be outstanding on the date the tangible book value is determined. As of September 30, 2002, Entravision had a deficit tangible book value of $352 million, or a deficit of $2.94 per share. After giving effect to the asset sale, Big City Radio will incur an immediate dilution of $12.79 per share. The following table illustrates this per share dilution:

Assumed market price(1)	$9.13

Deficit tangible book value per share as of September 30, 2002	(2.94)
Decrease per share attributable to Big City Radio(2)	(0.72)

Pro forma deficit tangible book value after this transaction	(3.66)

Dilution per share to Big City Radio	$12.79

(1)	Based on the closing sale price of Entravision’s Class A common stock as reported by The New York Stock Exchange on January 13, 2003.

(2)
For the purpose of this joint information statement/prospectus, Entravision assumes that there will be an addition of intangible assets greater than the amount of cash paid in the acquisition of Big City Radio assets. Therefore, the cash paid is assumed to decrease the tangible book value per share.

PLAN OF DISTRIBUTION OF ENTRAVISION CLASS A COMMON STOCK

This joint information statement/prospectus may be used by Big City Radio and its stockholders to cover the public reoffering and resale of Entravision’s Class A common stock to be issued in connection with the asset sale.

Restriction on Resale of Entravision’s Class A Common Stock

Pursuant to the registration statement of which this joint information statement/prospectus is a part, Entravision has registered under the Securities Act the issuance of its Class A common stock to Big City Radio pursuant to the Asset Purchase Agreement and the distribution of such Class A common stock by Big City Radio to its stockholders pursuant to a plan or agreement of dissolution, or another plan or agreement providing for a pro rata or similar distribution to its stockholders, if Big City Radio’s board of directors adopts such a plan or agreement within one year after stockholder approval of the asset sale. The shares of Entravision’s Class A common stock may be traded freely and without restriction under the Securities Act by Big City Radio’s stockholders receiving the shares in such a distribution unless any such stockholder may be deemed to be an “underwriter” of the shares within the meaning of the Securities Act. Any transfer of the shares by Big City Radio other than in such a distribution to its stockholders, or any subsequent transfer of the shares by any person who, at the time of stockholder approval of the asset sale, may be deemed to be an “affiliate” of Big City Radio will, under existing law, require one of the following:

•	registration of the transfer under the Securities Act;

•	compliance with Rule 145 under the Securities Act, which allows sales subject to compliance with volume limitations and other conditions; or

•	availability of another exemption from registration.

An affiliate of Big City Radio is a person who directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with Big City Radio. The foregoing restrictions on transfer may apply to, among other persons, directors and executive officers of Big City Radio and any holders of common stock of Big City Radio representing 10% or more of the voting power of all classes of such common stock.

As described elsewhere in this joint information statement/prospectus under “Terms of the Asset Purchase Agreement—Certain Securities Matters,” Entravision has agreed in the Asset Purchase Agreement that, to the extent that such transfers may be subject to restriction under the Securities Act, this joint information statement/prospectus may be used to cover the public reoffering and resale of Entravision’s Class A common stock issued in the asset sale by Big City Radio to its stockholders and/or to other persons and by Big City Radio’s stockholders. To facilitate such transfers, Entravision has agreed to use its reasonable best efforts to maintain the effectiveness of the registration statement, of which this joint information statement/prospectus is a part, for 15 months after the closing date under the Asset Purchase Agreement, or such earlier date that the foregoing transfers have been completed, and to amend the registration statement as may be required from time to time to permit Big City Radio and its stockholders to effect such transfers.

Plan of Distribution

The following describes the manner in which Big City Radio or any stockholder of Big City Radio may offer or sell the shares of Entravision’s Class A common stock issued in connection with the asset sale pursuant to this joint information statement/prospectus, as it may be appropriately amended or supplemented. Any holder of such shares who relies on this joint information statement/prospectus, as so amended or supplemented, in connection with any such offer or sale is referred to below as the “selling stockholder.”

The shares of Entravision’s Class A common stock may be sold or distributed from time to time by the selling stockholder, by its donees, pledgees or transferees, or by its other successors in interest. The selling stockholder may sell its shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents.

The selling stockholder may offer its shares at various times in one or more of the following transactions:

•	in ordinary brokers’ transactions and transactions in which the broker solicits purchasers;

•	in transactions involving cross or block trades or otherwise on The New York Stock Exchange;

•	in transactions in which brokers, dealers or underwriters purchase the shares as principal and resell the shares for their own accounts pursuant to this document;

•	in transactions “at the market” to or through market makers in the Class A common stock or into an existing market for the Class A common stock;

•	in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

•	through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

•	in privately negotiated transactions;

•	in transactions to cover short sales; or

•	in a combination of any of the foregoing transactions.

The selling stockholder also may sell its shares in accordance with Rule 144 or Rule 145 under the Securities Act if the conditions of the applicable rule are satisfied. In addition, Big City Radio may distribute some of the shares to its stockholders by dividend or otherwise and subject to such terms and conditions as the board of directors may prescribe.

From time to time, the selling stockholder may pledge or grant a security interest in some or all of its shares. If the selling stockholder defaults in performance of its secured obligations, the pledgees or secured parties may offer and sell the shares from time to time by this document. The selling stockholder also may transfer and donate shares in other circumstances. The number of shares beneficially owned by the selling stockholder will decrease as and when the selling stockholder transfers or donates its shares or defaults in performing obligations secured by its shares. The plan of distribution for the shares offered and sold under this document will otherwise remain unchanged, except that the donees, pledgees, transferees, other secured parties or other successors in interest will be a selling stockholder for purposes of this document.

The selling stockholder may sell short Entravision’s Class A common stock. The selling stockholder may deliver this document in connection with such short sales and use the shares offered by this document to cover such short sales.

The selling stockholder may enter into hedging transactions with broker-dealers. The broker-dealers may engage in short sales of Entravision’s Class A common stock in the course of hedging the positions they assume with the selling stockholder, including positions assumed in connection with distributions of the shares by such broker-dealers. The selling stockholder also may enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer such shares. In addition, the selling stockholder may loan or pledge shares to a broker-dealer, which may sell the loaned shares or, upon a default by the selling stockholder of the secured obligation, may sell or otherwise transfer the pledged shares.

The selling stockholder may use brokers, dealers, underwriters or agents to sell its shares. Such agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholder or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular person may be less than or in excess of customary commissions. The selling stockholder and any agents or broker-dealers that participate with the selling stockholder in its offer and sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Neither Entravision nor the selling stockholder can presently estimate the amount of such compensation.

If the selling stockholder sells shares in an underwritten offering, the underwriters may acquire the shares for their own account and resell the shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In such event, Entravision will set forth in a supplement to this document the names of the underwriters and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers. The underwriters from time to time may change any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers. Unless otherwise set forth in a supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions, and the underwriters will be obligated to purchase all of the shares specified in the supplement if they purchase any of the shares.

During such time as it may be engaged in a distribution of the shares, the selling stockholder will be required to comply with Regulation M under the Exchange Act. With exceptions, Regulation M prohibits any selling stockholder, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

The selling stockholders will be legally required to deliver copies of this document in connection with any sale of the shares in accordance with applicable prospectus delivery requirements.

In order to comply with the securities laws of states and other jurisdictions, if applicable, the shares offered by this document may not be offered or sold in a particular state or other jurisdiction unless such securities have been registered or qualified for offer and sale in such state or other jurisdiction or an exemption from registration or qualification is available and complied with, and, if so required, may be offered or sold in that state or other jurisdiction only through registered or licensed brokers or dealers.

DESCRIPTION OF ENTRAVISION CAPITAL STOCK

The following description of Entravision’s capital stock does not purport to be complete and is subject to detailed provisions of, and is qualified in its entirety by reference to, Entravision’s first restated certificate of incorporation. The certificate of incorporation is an exhibit to the registration statement of which this joint information statement/prospectus is a part and is available as set forth under “Where You Can Find More Information.”

Entravision’s capital stock consists of:

•	325,000,000 authorized shares of common stock, $0.0001 par value per share, which consists of

■	260,000,000 shares of Class A common stock,
■	40,000,000 shares of Class B common stock,
■	25,000,000 shares of Class C common stock; and

•	50,000,000 shares of preferred stock, par value $0.0001 per share, 11,000,000 shares of which have been designated as Series A preferred stock.

Common Stock

General.    The holders of Entravision’s Class A common stock, Class B common stock and Class C common stock have the same rights except with respect to voting, convertibility and transfer.

Dividends.    Subject to the right of the holders of any class of Entravision’s preferred stock, holders of shares of Entravision’s common stock are entitled to receive dividends that may be declared by Entravision’s board of directors out of legally available funds. No dividend may be declared or paid in cash or property on any share of any class of Entravision’s common stock unless simultaneously the same dividend is declared or paid on each share of that and every other class of its common stock; except with respect to the payment of stock dividends, in which case holders of a specific class of its common stock are entitled to receive only additional shares of that class. Entravision may not reclassify, subdivide or combine shares of any class of its common stock without, at the same time, proportionally reclassifying, subdividing or combining shares of the other classes.

Voting Rights.    Holders of Entravision’s Class A common stock and Class C common stock are entitled to one vote per share on all matters to be voted on by stockholders,while holders of Entravision’s Class B common stock are entitled to ten votes per share. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all holders of Entravision’s common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any class of its preferred stock.

Univision, as the holder of all of Entravision’s issued and outstanding Class C common stock, is entitled to vote as a separate class to elect two of Entravision’s directors, and has the right to vote as a class on certain material decisions involving Entravision, including any merger, consolidation or other business combination, any dissolution of Entravision and any transfer of the FCC licenses for any of Entravision’s Univision-affiliated stations. These special voting rights will terminate upon Univision selling below 30% of its initial ownership level of Entravision’s Class C common stock. In connection with its proposed merger with Hispanic Broadcasting Corporation, Univision’s Class C directors resigned from Entravision’s board of directors in August 2002 to avoid any potential conflict of interest arising out of that transaction, and those board seats have remained vacant since that time. In addition, Univision has stated publicly that it expects to work with Entravision to restructure its interest in Entravision by exchanging its common stock for non-voting stock. Any changes to Entravision’s charter documents to implement any restructuring would require the agreement of both Entravision and Univision, as well as any necessary approvals by Entravision’s board of directors and/or stockholders.

Messrs. Ulloa, Wilkinson and Zevnik, as the holders of all of Entravision’s issued and outstanding Class B common stock, have entered into a voting agreement in which each of such individuals has agreed, in any election of its directors, to vote the shares of Entravision’s Class B common stock held by such individual in favor of the director-nominees designated by Messrs. Ulloa and Wilkinson. Under the voting agreement, Messrs. Ulloa, Wilkinson and Zevnik contractually agreed to elect themselves and a representative of TSG Capital Fund III, L.P. as directors of Entravision.

Liquidation Rights.    The holders of each class of Entravision’s common stock share equally on a per share basis upon liquidation or dissolution of all of Entravision’s assets available for distribution to common stockholders.

Conversion and Transfer.    Shares of Entravision’s Class B common stock are convertible into shares of Entravision’s Class A common stock on a share-for-share basis at the option of the holder at any time, or automatically:

•	upon the transfer of such shares to a person or entity which is not a permitted transferee;

•	upon the death of such holder;

•	when such holder is no longer actively involved in the business of Entravision; or

•	if such holder owns less than 30% of his, her or its initial ownership level.

In general, permitted transferees include Messrs. Ulloa, Wilkinson and Zevnik, and any of their respective spouses, legal descendants, adopted children, minor children supported by such holder and controlled entities. In addition, each share of Entravision’s Class B common stock will automatically convert into Class A common stock on a share-for-share basis upon the death of the second of Mr. Ulloa and Mr. Wilkinson or when the second of Mr. Ulloa and Mr. Wilkinson ceases to be actively involved in the business of Entravision.

Shares of Entravision’s Class C common stock are convertible into shares of Entravision’s Class A common stock on a share-for-share basis at the option of the holder at any time or automatically upon the transfer to a person or entity which is not a permitted transferee or if such holder owns less than 30% of its initial ownership level.

Other Rights.    The holders of Entravision’s common stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to these shares.

Preferred Stock

Series A mandatorily redeemable convertible preferred stock

Dividends.    The holders of the Series A mandatorily redeemable convertible preferred stock have dividends declared at the rate of 8.5% per annum compounded annually. Such dividends accrue and are only payable upon liquidation of Entravision or redemption of the Series A preferred stock, payable in cash. Accrued but unpaid dividends are waived and forgiven upon conversion of the Series A preferred stock into Class A common stock.

Liquidation Preference.    The Series A preferred stock is senior to the rights of each class of Entravision’s common stock upon liquidation or distribution of Entravision’s assets in dissolution.

Voting Rights.    The Series A preferred stock does not vote, except that the affirmative vote of a majority of the holders of the Series A preferred stock is required to:

•	amend Entravision’s certificate of incorporation or second amended and restated bylaws, as adopted on July 11, 2002, in a manner that adversely affects the rights of the Series A preferred stock;

•	issue any equity security that is senior to the Series A preferred stock; or

•	enter into or engage in any transaction with an affiliate of Entravision or its stockholders not at arms length.

Redemption.    The Series A preferred stock is subject to redemption at the original issue price plus accrued dividends at the option of the holder of the Series A preferred stock for a period of 90 days beginning five years after its issuance and must be redeemed in full ten years after its issuance, on April 19, 2010. The Series A preferred stock, with respect to which the holders thereof do not elect to convert into Entravision’s common stock, is also fully redeemable at the original issue price plus accrued dividends upon a change in control of Entravision. Entravision has the right to redeem the Series A preferred stock at its option at any time one year after its issuance, provided that the trading price of Entravision’s Class A common stock equals or exceeds 130% of the initial public offering price of Entravision’s Class A common stock for 15 consecutive trading days immediately before such redemption.

Conversion.    The Series A preferred stock is convertible into Entravision’s Class A common stock on a share-for-share basis at the option of the holder at any time.

Blank-Check Preferred Stock

Entravision’s board of directors is empowered, without approval of the stockholders, to cause additional shares of preferred stock to be issued from time to time in one or more series, and the board of directors may fix the number of shares of each series and the designation, powers, privileges, preferences and rights and the qualifications, limitations and restrictions of the shares of each series. The specific matters that Entravision’s board of directors may determine with respect to additional series of preferred stock include the following:

•	the number of shares of each series;

•	the designation of each series;

•	the rate of any dividends;

•	whether any dividends will be cumulative or non-cumulative;

•	any voting rights;

•	the rights and terms of any conversion or exchange;

•	the terms of any redemption, or any sinking fund with respect to any redemption of each series;

•	the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of Entravision; and

•	any other relative rights, privileges and limitations of each series.

The issuance of additional shares of preferred stock, or the issuance of rights to purchase additional shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by issuing a series of preferred stock containing class voting rights that would enable the holder or holders of this series to block the transaction. Alternatively, a business combination could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of additional shares of preferred stock could adversely affect the voting power and other rights of the holders of Entravision’s common stock. Although Entravision’s board of directors is required to make any determination to issue any additional shares of preferred stock based on its judgment as to the best interests of Entravision’s stockholders, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of the stock. Entravision’s board of directors does not, at present, intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.

Foreign Ownership

Entravision’s certificate of incorporation restricts the ownership of Entravision’s capital stock in accordance with the Communications Act and the rules of the FCC that prohibit direct ownership of more than 20% of

Entravision’s outstanding capital stock, or beneficial ownership of more than 25% of Entravision’s capital stock through others, by or for the account of aliens, foreign governments or non-U.S. corporations or corporations otherwise subject to control by those persons or entities. Entravision’s certificate of incorporation also prohibits any transfer of Entravision’s capital stock which would cause Entravision to violate this prohibition. In addition, Entravision’s certificate of incorporation authorizes Entravision’s board of directors to adopt other provisions that it deems necessary to enforce these prohibitions.

Delaware Anti-Takeover Law and Charter Provisions

Provisions of Entravision’s certificate of incorporation are intended to enhance continuity and stability in Entravision’s board of directors and in Entravision’s policies, but might have the effect of delaying or preventing a change in control of Entravision and may make the removal of incumbent management more difficult even if the transactions could be beneficial to the interests of stockholders. A summary description of these provisions follows:

Change in Control.    Entravision is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203 of the Delaware General Corporation Law, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of a corporation’s voting stock.

The provisions of Section 203 of the Delaware General Corporation Law, together with the ability of Entravision’s board of directors to issue preferred stock without further stockholder action, could delay or frustrate the removal of incumbent directors or a change in control of Entravision. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if this event would be favorable to the interests of stockholders. Entravision’s stockholders, by adopting an amendment to Entravision’s certificate of incorporation or its bylaws, may elect not to be governed by Section 203 effective 12 months after adoption. Neither Entravision’s certificate of incorporation nor its bylaws currently excludes Entravision from the restrictions imposed by Section 203 of the Delaware General Corporation Law.

Limitation of Director Liability.    Section 102(b)(7) of the Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. Although Section 102(b)(7) of the Delaware General Corporation Law does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Entravision’s certificate of incorporation limits the liability of directors to Entravision or its stockholders to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law. Specifically, Entravision’s directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to Entravision or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. This indemnification may, however, be unenforceable as against public policy.

Indemnification.    As permitted by Delaware law, Entravision’s certificate of incorporation includes a provision that eliminates the personal liability of Entravision’s directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to Entravision or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

As permitted by Delaware law, Entravision’s certificate of incorporation provides that:

•	Entravision is required to indemnify its directors and officers to the fullest extent permitted by Delaware law, so long as:

■	the person being indemnified acted in good faith and in a manner the person reasonably believed to be in or not opposed to Entravision’s best interests; and

■	with respect to any criminal action or proceeding, the person being indemnified had no reasonable cause to believe his or her conduct was unlawful;

•	Entravision is permitted to indemnify its other employees and agents to the extent that Entravision indemnifies its officers and directors, unless otherwise required by law;

•
Entravision is required to advance expenses to its directors and officers incurred in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to limited exceptions; and

•	the rights conferred in Entravision’s certificate of incorporation are not exclusive.

In addition, Entravision has entered into indemnification agreements with each of its current directors and officers to give such directors and officers additional contractual assurances regarding the scope of indemnification set forth in Entravision’s certificate of incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of Entravision’s directors, officers or employees regarding which indemnification is sought, nor is Entravision aware of any threatened litigation that may result in claims for indemnification.

Entravision maintains directors’ and officers’ liability insurance.

Registration Rights

Entravision has entered into an investor rights agreement with all of the holders of restricted stock at the time of Entravision’s initial public offering and with the former stockholders of Z-Spanish Media Corporation that received Entravision stock in connection with Entravision’s acquisition of Z-Spanish Media Corporation in August 2000. The investor rights agreement provides these stockholders with rights to require Entravision to register their stock with the SEC upon certain conditions.

Entravision has also entered into an investor rights agreement with TSG Capital Fund III, L.P. that provides TSG Capital Fund III, L.P. with rights to require Entravision to register its shares of Series A preferred stock, upon conversion into Class A common stock, with the SEC upon certain conditions. Darryl Thompson, one of Entravision’s directors, is also a principal of TSG Capital Fund III, L.P.

Transfer Agent and Registrar

The transfer agent and registrar for Entravision’s stock is Mellon Investor Services, L.L.C.

Listing

Entravision’s Class A common stock is traded on The New York Stock Exchange under the trading symbol “EVC.”

COMPARATIVE RIGHTS OF ENTRAVISION AND BIG CITY RADIO STOCKHOLDERS

General

Big City Radio is a Delaware corporation and a public company, and your rights as a Big City Radio stockholder are governed by the Delaware General Corporation Law and Big City Radio’s certificate of incorporation and bylaws. If some or all shares of Entravision’s Class A common stock are distributed by Big City Radio to its stockholders following the asset sale, whether under a plan of distribution or otherwise, Big City Radio stockholders will also be common stockholders of Entravision, which is also a Delaware corporation and a public company. In such event, the rights of Big City Radio stockholders or stockholders of Entravision will continue to be governed by the Delaware General Corporation Law, and will also be governed by Entravision’s certificate of incorporation and bylaws.

Significant differences, which Entravision and Big City Radio believe are the material differences, between the rights of Entravision stockholders and Big City Radio stockholders are summarized below. This summary is not an exhaustive list or detailed description of the provisions discussed and is qualified in its entirety by Entravision’s certificate of incorporation and bylaws, and Big City Radio’s certificate of incorporation and bylaws. Copies of these documents may be obtained as described under “Where You Can Find More Information.” For additional information about Entravision’s capital stock, see “Description of Entravision Capital Stock.”

Authorized Shares of Capital Stock; Dividend Rights

Entravision.    Entravision’s capital stock consists of:

•	325,000,000 authorized shares of common stock, $0.0001 par value per share, which consists of

■	260,000,000 shares of Class A common stock,
■	40,000,000 shares of Class B common stock,
■	25,000,000 shares of Class C common stock; and

•	50,000,000 shares of preferred stock, par value $0.0001 per share, 11,000,000 shares of which have been designated as Series A preferred stock.

As of December 31, 2002, 70,445,264 shares of Entravision’s Class A common stock, 27,678,533 shares of Entravision’s Class B common stock, 21,983,392 shares of Entravision’s Class C common stock and 5,865,102 shares of Entravision’s Series A preferred stock were issued and outstanding. Under Entravision’s certificate of incorporation, Entravision’s board of directors currently has the authority, without further action by Entravision’s stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Of the authorized shares of Entravision preferred stock, Entravision’s board of directors has designated 11,000,000 shares as Series A preferred stock, of which amount 5,865,102 shares have been issued as of the date hereof.

During the time that any series of Entravision preferred stock is outstanding, if the terms of the series so provide, no dividends may be declared or paid by Entravision’s board of directors on Entravision common stock, unless dividends on all outstanding shares of the relevant class or series of Entravision preferred stock for the current and all past dividend periods have been declared and paid or provision has made for the payment of those dividends.

Big City Radio.    Big City Radio’s authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. Big City Radio’s authorized common stock consists of 80,000,000 shares of Class A common stock and 20,000,000 shares of Class B common stock. As of December 31, 2002, 6,226,817 shares of Class A common stock, 8,250,458 shares of Class B common stock, and no shares of Big City Radio preferred stock were issued and outstanding.

Big City Radio’s board of directors may from time to time, without further action by Big City Radio’s stockholders, issue shares of Big City Radio preferred stock in one or more classes or series, provided the total number of shares issued and not canceled of any and all series does not exceed the total number of shares of preferred stock authorized. The Big City Radio board of directors generally has the authority to determine the designation, voting rights, dividend rate, redemption, liquidation, dissolution and distribution rights, payment and sinking fund provisions, conversion rights, number of shares constituting any class or series, and any other special rights it may deem advisable. The board of directors, however, may not issue any shares of preferred stock that have the right to vote for the election of directors under ordinary circumstances, or under any circumstances to elect 25% or more of the directors of Big City Radio after giving effect to the directorships filled by the holders of such shares of preferred stock, unless the holders of at least 75% of the outstanding shares of the Class B common stock have approved the issuance of the shares of preferred stock.

While any class or series of Big City Radio preferred stock is outstanding, if the terms of that class or series so provide, the board of directors may not declare or pay dividends on Big City Radio common stock or shares of any class or series subordinate in right of payment of dividends to the outstanding class or series of preferred stock, unless dividends on all outstanding shares of the relevant class or series of preferred stock for the current and all past dividend periods have been declared and paid or provision has been made for the payment of all such dividends.

Voting Rights

Entravision.    Holders of Entravision’s Class A common stock and Class C common stock are entitled to one vote per share on all matters to be voted on by stockholders, while holders of Entravision’s Class B common stock are entitled to ten votes per share. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all holders of Entravision’s common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any class of its preferred stock.

Univision, as the holder of all of Entravision’s issued and outstanding Class C common stock, is entitled to vote as a separate class to elect two of Entravision’s directors and has the right to vote as a class on certain material decisions involving Entravision, including any merger, consolidation or other business combination, any dissolution of Entravision and any transfer of the FCC licenses for any of Entravision’s Univision-affiliated stations. These special voting rights will terminate upon Univision selling below 30% of its initial ownership level of Entravision’s Class C common stock. In connection with its proposed merger with Hispanic Broadcasting Corporation, Univision’s Class C directors resigned from Entravision’s board of directors in August 2002 to avoid any potential conflict of interest arising out of that transaction, and those board seats have remained vacant since that time. In addition, Univision has stated publicly that it expects to work with Entravision to restructure its interest in Entravision by exchanging its common stock for non-voting stock. Any changes to Entravision’s charter documents to implement any restructuring would require the agreement of both Entravision and Univision, as well as any necessary approvals by Entravision’s board of directors and/or stockholders.

The Series A preferred stock does not vote, except as may be required by Delaware law or, so long as any shares of Series A preferred stock are outstanding, the majority of the then outstanding shares of such stock must approve:

•	any amendment to Entravision’s certificate of incorporation or bylaws which adversely affects the rights of the Series A preferred stock;

•
the authorization or issuance of any other equity security having a preference over, or being on a parity with, the Series A preferred stock with respect to dividends, liquidation, redemption or voting, including any other security convertible into or exercisable for any security other than senior preferred stock; or

•
Entravision’s entry into or engagement in any transaction with an affiliate on terms materially less advantageous to Entravision or its stockholders than would be the case if such transaction had been effected with a non-affiliate.

Big City Radio.    On each matter submitted to a vote of the stockholders, each holder of Class A common stock is entitled to one vote for each share outstanding in the holder’s name on the records of Big City Radio and each holder of Class B common stock is entitled to ten votes for each share outstanding in the holder’s name on the records of Big City Radio. Except for the election and the removal of directors described below, and as otherwise required by law, the holders of Class A common stock and Class B common stock vote together as one class. Shares of Big City Radio common stock have no cumulative voting rights.

Supermajority Voting Requirements; Business Combinations

Entravision and Big City Radio are subject to Section 203 of the Delaware General Corporation Law, which, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•	before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include the following:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 of the Delaware General Corporation Law defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person.

Entravision.    Entravision’s certificate of incorporation and bylaws do not have supermajority or other special voting requirements for business combinations or other transactions. However, without the consent of the holders of at least a majority of the shares of Class C common stock then outstanding, voting as a separate class, Entravision will not:

•
merge, consolidate or enter into a business combination, or otherwise reorganize with or into one or more entities (other than a merger of a wholly-owned subsidiary into another wholly-owned subsidiary);

•	dissolve, liquidate or terminate;

•	directly or indirectly dispose of any interest in any FCC license with respect to television stations which are affiliates of Univision; or

•
amend, alter or repeal any provision of its certificate of incorporation or bylaws, so as to adversely affect the rights, privileges or restrictions provided for the benefit of the holders of the Class C common stock.

Big City Radio.    The Big City Radio certificate of incorporation and bylaws do not contain any supermajority or other special voting requirements for business combinations or other transactions.

Appraisal Rights

Entravision.    Entravision’s certificate of incorporation does not provide for appraisal rights other than those rights designated by the Delaware General Corporation Law. The Delaware General Corporation Law provides for appraisal rights only in the case of specified mergers or consolidations and not, unless the certificate of incorporation of a corporation so provides, in the case of other mergers, a sale or transfer of all or substantially all of its assets or an amendment to its certificate of incorporation. In addition, the Delaware General Corporation Law does not provide appraisal rights in connection with a merger or consolidation, unless the certificate of incorporation of a corporation so provides, to the holders of shares of a constituent corporation listed on a national securities exchange, or designated as a national market system security by the National Association of Securities Dealers, Inc., or held of record by more than 2,000 stockholders, unless the applicable agreement of merger or consolidation requires the holders of those shares to receive, in exchange for those shares, any property other than shares of stock of the resulting or surviving corporation, shares of stock of any other corporation listed on a national securities exchange or designated as described above, or held of record by more than 2,000 holders, cash in lieu of fractional shares or any combination of the foregoing. The Delaware General Corporation Law also denies appraisal rights to the stockholders of the surviving corporation in a merger if such merger did not require approval by the stockholders of the surviving corporation.

Big City Radio.    Big City Radio’s certificate of incorporation does not provide for appraisal rights other than those rights designated by the Delaware General Corporation Law, as summarized above.

Special Meetings of Stockholders

Entravision.    Entravision’s bylaws provide that special meetings may be called by Entravision’s board of directors, and will be called at the written request of the chairman of the board of directors, a majority of the board of directors, or stockholders owning a majority in voting power of Entravision’s issued and outstanding shares of common stock.

For a stockholder proposal to be considered at a special meeting, the stockholder must have satisfied all the conditions of the SEC’s proxy rules and the proposal must be received by Entravision’s corporate secretary a reasonable time before Entravision begins to print and mail its proxy materials.

Big City Radio.    The Big City Radio certificate of incorporation and bylaws provide that special meetings of stockholders may be called by the chairman or the vice chairman of the board of directors, by the president, or by any holder or holders of at least 33% of the voting power of the outstanding common stock.

Stockholder Action Without a Meeting

Entravision.    Entravision’s bylaws provide that, subject to Section 228 of the Delaware General Corporation Law, stockholder action may be taken by written consent without a meeting, without prior notice and without a vote, provided a written consent setting forth the action to be taken is signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at which all shares entitled to vote on the matter were present and voted. Prompt notice of any action taken without a meeting by less than unanimous written consent will, to the extent required by law, be given to those stockholders who have not consented in writing.

Big City Radio.    Big City Radio’s bylaws permit any action required or permitted at any meeting of the stockholders to be taken without a meeting, without prior notice, and without a vote, if one or more written consents describing the action to be taken are signed by the holders of at least that number of shares of outstanding stock necessary to approve the matter at a meeting at which the holders of all shares entitled to vote were present and voted. In order for such a consent to be effective, all necessary consents must be delivered to Big City Radio within a 60-day period.

Stockholder Proposal Procedures

Entravision.    Entravision’s bylaws require that proposals by stockholders to be brought before any annual meeting must satisfy all of the conditions set forth in the SEC’s proxy rules and the proposal must be received by Entravision’s corporate secretary not less than 90 calendar days prior to the date of Entravision’s proxy statement in connection with the prior year’s annual meeting. If, however, Entravision did not hold an annual meeting in the previous year or the annual meeting is changed more than 30 days from the date of the previous year’s annual meeting, the proposal must be received not less than 60 calendar days prior to the meeting date nor more than ten calendar days after the public announcement of the meeting if the announcement is made less than 60 calendar days prior to the date of the meeting.

The notice must include, as to each matter the stockholder proposes to bring before the annual meeting:

•	the information required by the SEC’s proxy rules; and

•	any material interest of the stockholder in the business proposed to be brought before the meeting.

Big City Radio.    Big City Radio’s bylaws require a stockholder to deliver notice of any proposal that the stockholder seeks to bring before any annual meeting to Big City Radio not later than the 60th day nor earlier than the 90th day before the scheduled date of the annual meeting, regardless of any postponement, deferral or adjournment of that meeting. If, however, the date of the annual meeting is announced less than 70 days before the meeting, notice by the stockholder must be received by Big City Radio not later than the tenth day following the earlier of the mailing of such announcement or the date of public disclosure of the date of the annual meeting. The stockholder’s notice must include, as to each matter the stockholder proposes to bring before the annual meeting:

•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting that business at the annual meeting;

•	the name and addresses, as they appear on Big City Radio’s records, of the stockholder proposing such business and any other stockholder known by such stockholder supporting such proposal;

•	the class and number of shares of Big City Radio’s capital stock which are beneficially owned by the stockholder;

•	a brief description of any material interest of the stockholder in the proposed business; and

•	a representation that the stockholder is a holder of record of the stock of Big City Radio and intends to appear in person or by proxy at the meeting to present the proposal.

A stockholder bringing any proposal to an annual or special meeting also must comply with all applicable requirements of the Exchange Act and the rules and regulations under that act.

Classified Board of Directors

Entravision.    Entravision’s bylaws provide for a board of directors of not less than seven nor more than eleven members, as determined from time to time by resolution of the board of directors. At present, Entravision’s board of directors has fixed the number of directors at ten members. Until a Class C common stock conversion has occurred, as provided in Entravision’s certificate of incorporation, two members of the board of directors serve as Class C directors and are elected by the holders of Entravision’s Class C common stock voting as a separate class. In connection with its proposed merger with Hispanic Broadcasting Corporation, Univision’s Class C directors resigned from Entravision’s board of directors in August 2002 to avoid any potential conflict of interest arising out of that transaction, and those board seats have remained vacant since that time. The rest of the directors serve as Class A/B directors and are elected by the holders of Entravision’s Class A and Class B common stock, voting together as a single class. For more information regarding a Class C common stock conversion, see “Description of Entravision Capital Stock—Common Stock.”

Big City Radio.    The size of the Big City Radio board of directors is currently fixed by the Big City Radio bylaws and certificate of incorporation at eight directors, of which six are designated by the holders of Class B common stock and two are designated by the holders of Class A common stock.

Nominations of Directors

Entravision.    Entravision’s bylaws provide that nominations for the election of directors may be made by Entravision’s board of directors, a committee of the board of directors, or Entravision’s stockholders. Entravision’s bylaws provide that any stockholder wishing to nominate persons for election as directors at an annual meeting must deliver to the corporate secretary of Entravision, at its principal executive office in Santa Monica, California, a written notice of the stockholder’s intention to make a director nomination. The stockholder is required to furnish the notice within the time periods prescribed for a stockholder proposal in connection with an annual meeting, as described above under “Stockholder Proposal Procedures.”

The notice must set forth the following information as to each person whom the stockholder proposes to nominate for election or re-election as a Class A/B director:

•	the name, age, business address and residence address of the nominee;

•	the principal occupation or employment of the nominee;

•	the class and number of shares of Entravision capital stock which are beneficially owned by the nominee; and

•	any other information relating to the nominee that is required to be disclosed in solicitations of proxies under the SEC’s proxy rules.

In addition, the notice must set forth the following information about the stockholder making the nomination:

•	the name and address, as they appear on Entravision’s books, of the nominating stockholder; and

•	the class and number of shares of Entravision capital stock which are beneficially owned by the nominating stockholder.

Big City Radio.    Big City Radio’s bylaws provide separate procedures for the nominations of Class A directors and Class B directors for election to the board of directors. Class A directors may be nominated by the Class A nominating committee, which is composed of at least two directors, a majority of whom are Class A directors. Class B directors are nominated by the Class B nominating committee, which is composed of at least two directors, a majority of whom are Class B directors. Nominations of Class A directors may also be made at an annual or special meeting of stockholders called by the board of directors for the purpose of electing directors by any holder of Class A common stock entitled to vote for the election of directors at such meeting who complies with the following notice procedures. A stockholder’s written notice must be delivered to the secretary of Big City Radio not later than the 60th day nor earlier than the 90th day before the scheduled date of the annual meeting, regardless of any postponement, deferral or adjournment of the annual meeting. If, however, the date of the annual meeting is announced less than 70 days before that meeting, notice by the stockholder must be received not later than the tenth day following the earlier of the mailing of such announcement or the public disclosure of the annual meeting date. The notice must set forth the following information regarding each person whom the stockholder proposes to nominate for election:

•	the name, age, business address and residence address of the proposed nominee;

•	the principal occupation or employment of the proposed nominee;

•	the class and number of shares of stock of Big City Radio which are beneficially owned by the proposed nominee on the date of the nominating stockholder’s notice; and

•	all information relating to the proposed nominee required under the Exchange Act.

In addition, the notice must set forth the following information regarding the stockholder giving notice:

•
the name and address, as they appear on the Big City Radio records, of the stockholder nominating such person or persons and any other stockholder known by such stockholder to be supporting such nominee or nominees;

•
the class and number of shares of stock of Big City Radio that are owned beneficially and of record by such stockholder of record and by any other stockholder known by such stockholder to be supporting such nominee or nominees; and

•
a representation that the stockholder is a holder of record of the stock of Big City Radio and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice.

The notice must also set forth a description of all arrangements or understandings between the stockholder and each nominee and other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder.

A stockholder making any nomination at an annual or special meeting also must comply with all applicable requirements of the Exchange Act and the rules and regulations under that Act.

Removal of Directors

Entravision.    Under Entravision’s certificate of incorporation, Entravision’s Class A/B directors may be removed at any time, with or without cause, solely by the affirmative vote of holders having a majority of the voting power of Class A and Class B common stock, voting together as a single class. Under Entravision’s certificate of incorporation, until a Class C conversion has occurred, Entravision’s Class C directors may be removed at any time, with or without cause, solely by the affirmative vote of the holder of the Class C common stock, voting as a separate class.

Big City Radio.    Under Big City Radio’s bylaws, directors may be removed with or without cause only by a majority of the holders of the class or classes of common stock or series of preferred stock of Big City Radio that, as of the date such removal is effected, would be entitled to elect such director at the next annual meeting of stockholders of Big City Radio.

Vacancies on the Board of Directors

Entravision.    Entravision’s certificate of incorporation provides that, when any vacancy occurs among Class A/B directors, whether by reason of removal, an increase in the number of members composing

Entravision’s Class A/B directors or otherwise, such vacancy will be filled solely by the holders of Entravision’s Class A common stock and Class B common stock voting together as a single class.

Entravision’s certificate of incorporation also provides that, when any vacancy occurs among Class C directors, whether by reason of removal or otherwise, such vacancy will be filled either by the holders of Entravision’s Class C common stock voting as a separate class or by the sole remaining Class C director. In connection with its proposed merger with Hispanic Broadcasting Corporation, Univision’s Class C directors resigned from Entravision’s board of directors in August 2002 to avoid any potential conflict of interest arising out of that transaction, and those board seats have remained vacant since that time.

Big City Radio.    Big City Radio’s bylaws provide that newly created directorships resulting either from an increase in the number of directors or from vacancies occurring in the board of directors for any other reason, including the removal of directors without cause, may be filled by the affirmative votes of a majority of the remaining directors elected by holders of each class of common stock or series of preferred stock that elected such directorship, and as of the date such vacancy is filled, would be entitled to elect such directorship at the next annual meeting of stockholders. If no such directors remain, then a vacancy in the board of directors may be filled by a plurality of the votes cast by the holders of the class or classes of common stock or series of preferred stock that, as of the date such vacancy is filled, would be entitled to elect such directorship at the next annual meeting of stockholders, voting as a separate class at a meeting, special or otherwise, of the holders of common stock of such class or classes or series of preferred stock.

Indemnification

Entravision.    As permitted by Delaware law, Entravision’s certificate of incorporation provides that:

•	Entravision is required to indemnify its directors and officers to the fullest extent permitted by Delaware law, so long as:

■	the person being indemnified acted in good faith and in a manner the person reasonably believed to be in or not opposed to Entravision’s best interests; and

■	with respect to any criminal action or proceeding, the person being indemnified had no reasonable cause to believe his or her conduct was unlawful;

•	Entravision is permitted to indemnify its other employees and agents to the extent that Entravision indemnifies its officers and directors, unless otherwise required by law;

•
Entravision is required to advance expenses to its directors and officers incurred in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to limited exceptions; and

•	the rights conferred in Entravision’s certificate of incorporation are not exclusive.

Big City Radio.    The Big City Radio certificate of incorporation and bylaws provide for indemnification by Big City Radio, to the fullest extent permitted by law, of its officers and directors. The Big City Radio certificate of incorporation and bylaws provide similar indemnification to any other persons with respect of service to Big City Radio to the extent the Big City Radio board of directors specifies that such persons are entitled to indemnification.

Limitation of Personal Liability of Directors

Entravision.    Entravision’s certificate of incorporation provides for the limitation and elimination of the personal liability of directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law, except for any breach of the director’s duty of loyalty to Entravision or its stockholders, any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, any unlawful payment of dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law, or any transaction from which the director derived any improper benefits. In addition, Entravision’s certificate of incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The effect of this provision is to eliminate the rights of Entravision and its stockholders, through stockholder derivative suits on behalf of Entravision, to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. The provision does not limit or eliminate the rights of Entravision or any stockholder to seek non-monetary relief such as an injunction or rescission upon breach of a director’s duty of care. This provision is consistent with Section 102(b)(7) of the Delaware General Corporation Law, which is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations.

Big City Radio.    Big City Radio’s certificate of incorporation provides for the limitation and elimination of the personal liability of directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law, except for any breach of the director’s duty of loyalty to Big City Radio or its stockholders, any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, any unlawful payment of dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law, or any transaction from which the director derived any improper benefits. In addition, Big City Radio’s certificate of incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The effect of this provision is to eliminate the rights of Big City Radio and its stockholders, through stockholder derivative suits on behalf of Big City Radio, to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. The provision does not limit or eliminate the rights of Big City Radio or any stockholder to seek non-monetary relief such as an injunction or rescission upon breach of a director’s duty of care. This provision is consistent with Section 102(b)(7) of the Delaware General Corporation Law, which is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations.

Amendment of Certificate of Incorporation

Entravision.    Entravision’s certificate of incorporation may be amended under the Delaware General Corporation Law by a vote of the majority of the voting power of the shares outstanding and entitled to vote on the amendment. If any amendment of Entravision’s certificate of incorporation would adversely affect the rights of any holders of shares of a class or series of capital stock, or such holders are entitled to vote on the amendment, the vote of the holders of a majority of all outstanding shares of the class or series, voting as a class, is also necessary to authorize the amendment.

Big City Radio.    Big City Radio’s certificate of incorporation contains the same provisions as Entravision’s certificate of incorporation regarding amendment of the certificate of incorporation.

Amendment of Bylaws

Entravision.    Entravision’s bylaws may be amended or repealed either by Entravision’s board of directors, acting by the affirmative vote of a majority of Entravision’s directors, subject to the right of Entravision’s stockholders to make, amend or repeal any bylaw adopted by either the board of directors or the stockholders. No amendment made by the board of directors may adversely affect the rights of the holders of Class B common stock or Class C common stock which affects such class differently from the other classes of Entravision common stock without the approval a majority of the Class A/B directors or the Class C directors, as the case may be.

Big City Radio.    Big City Radio’s board of directors may adopt, alter, amend or repeal Big City Radio’s bylaws, subject to the right of the stockholders of Big City Radio, by a vote of a majority of the holders of shares of stock of Big City Radio entitled to vote in the election of directors to adopt, amend, alter, change or revoke the bylaws.

LEGAL MATTERS

The law firm of Foley & Lardner will pass upon certain legal matters relating to the validity of the securities offered by this joint information statement/prospectus. A partner of Foley & Lardner holds 14,450 shares of Entravision’s Class A common stock and was granted an option to purchase an additional 50,000 shares of Entravision’s Class A common stock.

EXPERTS

Entravision’s consolidated financial statements appearing in its Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by McGladrey & Pullen, LLP, independent auditors, as set forth in their report included therein and incorporated in this joint information statement/prospectus by reference. The consolidated financial statements are incorporated in this joint information statement/prospectus in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

The consolidated financial statements of Big City Radio, Inc. as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included herein and in the registration statement of which this joint registration statement/prospectus is a part in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Entravision

Entravision is subject to the informational requirements of the Exchange Act and, in accordance with it, is required to file reports, proxy and information statements, and other information with the SEC. Such reports, proxy and information statements and other information can be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Entravision electronically files reports, proxy and information statements, and other information with the SEC. The SEC maintains an internet website that contains Entravision’s electronically filed reports, proxy and information statements, and other information at http://www.sec.gov.

Entravision’s Class A common stock is listed on The New York Stock Exchange and trades under the symbol “EVC.” Entravision’s SEC filings and other information concerning Entravision may be inspected at the offices of The New York Stock Exchange located at 20 Broad Street, New York, New York, 10005.

The SEC allows Entravision to “incorporate by reference” in this joint information statement/prospectus certain information which Entravision files with the SEC. This means that Entravision can fulfill its obligations to provide you with certain important information by referring you to other documents which Entravision has filed with the SEC. The information which is incorporated by reference is an important part of this joint information statement/prospectus.

Entravision is incorporating by reference in this joint information statement/prospectus the following documents which Entravision has filed, or may later file, with the SEC under the Exchange Act. The information Entravision files with the SEC later will automatically update and supersede the present information.

(a)    Entravision’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (SEC File No. 001-15997), which includes audited financial statements as of and for the fiscal year ended December 31, 2001;

(b)    Entravision’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2002, June 30, 2002 and September 30, 2002 (SEC File No. 001-15997);

(c)    Entravision’s Current Reports on Form 8-K filed with the SEC on March 5, 2002, March 13, 2002, August 6, 2002 and December 26, 2002;

(d)    All other reports which Entravision filed with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2001; and

(e)    The description of Entravision’s Class A common stock in its Registration Statement on Form 8-A (SEC File No. 001-15997) filed with the SEC on July 20, 2000 pursuant to Section 12 of the Exchange Act, which, in turn, incorporated such description by reference to page 78 of Entravision’s Preliminary Prospectus dated April 20, 2000, filed with the SEC on April 21, 2000, as part of Entravision’s Registration Statement on Form S-1 (SEC File No. 333-35336), and any amendments or reports filed to update the description.

All documents which Entravision files under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint information statement/prospectus and the termination of the offering will be deemed to be incorporated by reference into this joint information statement/prospectus. Entravision will provide to each person to whom a joint information statement/prospectus is delivered, including any beneficial owner, a copy of any or all of the information which is incorporated by reference in this joint information statement/prospectus but which is not delivered with this joint information statement/prospectus.

This joint information statement/prospectus is part of a registration statement on Form S-4 that has been filed with the SEC. It does not include all of the information that is in the registration statement and the additional documents filed as exhibits with it. For more detailed information, you should read the exhibits themselves.

Entravision will provide without charge to each person to whom this joint information statement/prospectus is delivered, upon request, a copy of any or all of the documents described above that have been or may be incorporated by reference in this joint information statement/prospectus other than exhibits to those documents, unless the exhibits are specifically incorporated by reference into the documents. Any such requests should be directed to:

General Counsel
Entravision Communications Corporation
2425 Olympic Boulevard, Suite 6000 West
Santa Monica, California 90404
Telephone: (310) 447-3870

You should rely only on the information in this joint information statement/prospectus or any joint information statement/prospectus supplement or incorporated by reference in either of them. Entravision has not authorized anyone else to provide you with different information. Offers of the shares are being made only in states where the offers are permitted. You should not assume that the information in this joint information statement/prospectus or any joint information statement/prospectus supplement is accurate as of any date other than the date on the front of those documents. If information in incorporated documents conflicts with information in this joint information statement/prospectus, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

Entravision maintains a website at http://www.entravision.com. The contents of this website are not a part of this joint information statement/prospectus.

Big City Radio

Big City Radio is subject to the informational requirements of the Exchange Act and, in accordance with it, is required to file reports, proxy and information statements, and other information with the SEC. Such reports, proxy and information statements and other information can be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Big City Radio’s Exchange Act SEC File No. is 001-13715. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Big City Radio electronically files reports, proxy and information statements, and other information with the SEC. The SEC maintains an internet website that contains Big City Radio’s electronically filed reports, proxy and information statements, and other information at http://www.sec.gov.

Big City Radio’s Class A common stock is listed on the American Stock Exchange and trades under the symbol “YFM.” Big City Radio’s SEC filings and other information concerning Big City Radio may be inspected at the offices of the American Stock Exchange located at 86 Trinity Place, New York, New York 10006.

Big City Radio will provide without charge to each person to whom this joint information statement/prospectus is delivered, upon request, a copy of its reports, proxy and information statements, and other information filed with the SEC. Any such requests should be directed to:

Big City Radio, Inc.
1888 Century Park East
Suite 212
Los Angeles, California 90067
Attention: Paul R. Thomson
Telephone: (310) 556-2489

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
OF BIG CITY RADIO

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders
of Big City Radio, Inc.:

We have audited the accompanying consolidated balance sheets of Big City Radio, Inc. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 2001. In connection with our audits of the consolidated financial statements, we also have audited Schedule II, Valuation and Qualifying Accounts for each of the years in the three year period ended December 31, 2001. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Big City Radio, Inc. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements and financial statement schedule have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses and cash deficits and has a stockholders’ deficiency of $77,627,000 at December 31, 2001 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements and financial statement schedules do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

Los Angeles, California
March 8, 2002, except as to Note 19,
    dated January 6, 2003

BIG CITY RADIO, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2000 and 2001

	2000	2001
Assets
Current assets:
Cash and cash equivalents	$862,000	$3,194,000
Cash held in investment, restricted (note 5)	802,000	1,336,000
Marketable securities (note 2)	1,895,000	15,000,000
Accounts receivable, net of allowance of $338,000 and $458,000 in 2000 and 2001, respectively	4,716,000	3,817,000
Interest receivable	38,000	21,000
Prepaid expenses and other current assets	981,000	602,000

Total current assets	9,294,000	23,970,000
Property and equipment, net (note 6)	7,148,000	5,206,000
Intangibles, net (note 7)	110,476,000	77,063,000
Deferred financing fees, net	2,747,000	2,094,000
Other assets	181,000	112,000

Total assets	$129,846,000	$108,445,000

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities:
Accounts payable	$1,337,000	$1,428,000
Accrued expenses	2,138,000	1,988,000
Interest payable (note 8)	—	5,873,000
Other current liabilities	36,000	79,000

Total current liabilities	3,511,000	9,368,000

Long-term liabilities:
Senior discount notes (note 8)	170,296,000	174,000,000
Other long-term liabilities	621,000	420,000
Deferred income tax liabilities (note 14)	2,347,000	2,284,000

Commitments, contingencies and going concern (notes 3 and 12)

Stockholders’ equity (deficiency) (note 13):
Preferred stock, $.01 par value. Authorized 20,000,000 shares; zero shares issued and outstanding in 2000 and 2001	—	—
Common stock, Class A, $.01 par value. Authorized 80,000,000 shares; issued and outstanding 6,226,817 shares in 2000 and 2001, respectively	62,000	62,000
Common stock, Class B, $.01 par value. Authorized 20,000,000 shares; issued and outstanding 8,250,458 shares in 2000 and 2001	83,000	83,000
Additional paid-in capital	29,492,000	29,492,000
Other comprehensive loss (note 2)	(9,000)	—
Accumulated deficit	(76,557,000)	(107,264,000)

	(46,929,000)	(77,627,000)

Total liabilities and stockholders’ equity (deficiency)	$129,846,000	$108,445,000

See accompanying notes to consolidated financial statements.

BIG CITY RADIO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 1999, 2000 and 2001

	1999	2000	2001
Gross revenues	$23,296,000	$26,820,000	$22,395,000
Less commissions and fees	2,692,000	3,054,000	2,309,000

Net revenues	20,604,000	23,766,000	20,086,000

Operating expenses:
Station operating expenses, excluding depreciation and amortization	23,566,000	26,047,000	21,307,000
Internet operating expenses, excluding depreciation and amortization	51,000	1,457,000	436,000
Corporate, general and administrative expenses	4,371,000	3,845,000	3,610,000
Cost of abandonment of station acquisition agreement	—	550,000	—
Impairment loss on goodwill	—	—	897,000
Depreciation and amortization	3,812,000	4,863,000	4,818,000

Total operating expenses	31,800,000	36,762,000	31,068,000

Operating loss	(11,196,000)	(12,996,000)	(10,982,000)

Other income (expenses):
Gain on sale of station (note 3)	663,000	—	2,275,000
Interest income	1,952,000	281,000	111,000
Interest expense	(16,953,000)	(18,392,000)	(21,540,000)
Other, net	(337,000)	(83,000)	11,000

Total other (expenses)	(14,675,000)	(18,194,000)	(19,143,000)

Loss from continuing operations before income taxes	(25,871,000)	(31,190,000)	(30,125,000)
Income tax benefit, net (notes 2 and 12)	63,000	63,000	63,000

Loss from continuing operations	(25,808,000)	(31,127,000)	(30,062,000)

Discontinued operations: (note 18)
Loss on discontinued publishing operations	—	(41,000)	(645,000)

Net loss	$(25,808,000)	$(31,168,000)	$(30,707,000)

Basic and diluted loss per share:
Loss from continuing operations	$(1.83)	$(2.15)	$(2.08)
Loss on discontinued publishing operations	—	—	(0.04)

Net loss	$(1.83)	$(2.15)	$(2.12)
Weighted average shares outstanding	14,136,000	14,475,000	14,477,000

See accompanying notes to consolidated financial statements.

BIG CITY RADIO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 1999, 2000 and 2001

	1999	2000	2001
Cash flows from operating activities:
Net loss from continuing operations	$(25,808,000)	$(31,127,000)	$(30,062,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,812,000	4,863,000	4,818,000
Deferred income taxes (notes 2 and 12)	(63,000)	(63,000)	(63,000)
Non cash interest	16,504,000	18,352,000	4,357,000
Non cash change in other comprehensive loss	(149,000)	140,000	9,000
Gain on sale of station (note 4)	(663,000)	—	(2,275,000)
Impairment loss on goodwill (note 11)	—	—	897,000
Loss on disposal of fixed assets	11,000	—	2,000
Disposal of fixed assets	33,000	—	—
Employment stock incentives (note 13)	—	34,000	—
Changes in operating assets and liabilities, net of acquisitions:
(Increase) decrease in assets:
Accounts receivable	(2,728,000)	1,374,000	899,000
Interest receivable	1,048,000	488,000	17,000
Prepaid expenses and other current assets	(67,000)	(61,000)	379,000
Other assets	110,000	(122,000)	69,000
Increase (decrease) in liabilities:
Accounts payable	304,000	515,000	91,000
Accrued expenses	1,960,000	(1,009,000)	(150,000)
Interest payable	—	—	5,873,000
Other liabilities	(91,000)	66,000	(158,000)

Net cash used in operating activities	(5,787,000)	(6,550,000)	(15,297,000)

Cash flows from investing activities:
Purchase of property and equipment	(2,941,000)	(1,584,000)	(851,000)
Purchase of marketable securities	(34,508,000)	—	(15,000,000)
Sale of marketable securities	75,065,000	5,964,000	1,895,000
Cash paid and advanced for assets of radio stations acquired	(36,177,000)	(250,000)	—
Decrease (increase) in cash held in restricted investment	1,416,000	1,132,000	(534,000)
Decrease in cash held in escrow	—	275,000	—
Cash received for disposal of fixed assets	58,000	10,000	22,000
Cash received for radio station sold	1,195,000	352,000	32,692,000

Net cash provided by investing activities	4,108,000	5,899,000	18,224,000

Cash flows from financing activities:
Cash received from issuance of promissory note (note 9)	—	—	2,235,000
Cash received from bridge loan (note 10)	—	—	15,000,000
Repayment of promissory note	—	—	(2,235,000)
Repayment of bridge loan	—	—	(15,000,000)
Repayment of promissory notes	(1,175,000)	(881,000)	—

Net cash used in financing activities	(1,175,000)	(881,000)	—

Cash flows from discontinued operations	—	(37,000)	(595,000)
Change in cash and cash equivalents	(2,854,000)	(1,569,000)	2,332,000
Cash and cash equivalents at beginning of year	5,285,000	2,431,000	862,000

Cash and cash equivalents at end of year	2,431,000	862,000	3,194,000

See accompanying notes to consolidated financial statements.

BIG CITY RADIO, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

Years ended December 31, 1999, 2000 and 2001

	Common Stock		Additional Paid-In Capital	Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount
Balance at December 31, 1998	14,069,275	$141,000	$27,831,000	$—	$(19,581,000)	$8,391,000
Capital contribution related to employment incentive (note 13)	—	—	31,000	—	—	31,000
Acquisition of Hispanic Internet Holdings (note 3)	400,000	4,000	1,596,000	—	—	1,600,000
Unrealized loss on marketable securities	—	—	—	(149,000)	—	(149,000)
Net loss	—	—	—	—	(25,808,000)	(25,808,000)

Total comprehensive loss				(149,000)	(25,808,000)	(25,957,000)

Balance at December 31, 1999	14,469,275	145,000	29,458,000	(149,000)	(45,389,000)	(15,935,000)
Employee stock options	8,000	—	34,000	—	—	34,000
Unrealized income on marketable securities	—	—	—	140,000	—	140,000
Net loss	—	—	—	—	(31,168,000)	(31,168,000)

Total comprehensive loss				140,000	(31,168,000)	(31,028,000)

Balance at December 31, 2000	14,477,275	145,000	29,492,000	(9,000)	(76,557,000)	(46,929,000)
Unrealized income on marketable securities	—	—	—	9,000	—	9,000
Net loss	—	—	—	—	(30,707,000)	(30,707,000)

Total comprehensive loss				9,000	(30,707,000)	(30,698,000)

Balance at December 31, 2001	14,477,275	$145,000	$29,492,000	$—	$(107,264,000)	$(77,627,000)

See accompanying notes to consolidated financial statements.

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000 and 2001

(1)  Organization and Business

Big City Radio, Inc. (formerly Odyssey Communications, Inc.) (“Big City Radio”) was incorporated in Delaware on August 2, 1994 and commenced operations on January 1, 1995. On May 30, 1996, Big City Radio merged with Q Broadcasting, Inc. (“Q”, and together with Big City Radio, the “Company”), with Big City Radio being the surviving company. Big City Radio and Q were owned 94% and 100%, respectively by Stuart and Anita Subotnick (the “Principal Stockholders”). Accordingly, the merger has been accounted for as a combination of entities under common control. As a result, the combination of Big City Radio and Q was effected utilizing historical costs. At the date of conversion from S Corporation status to C Corporation status (see Note 2), the Company formed five wholly owned subsidiaries, Big City Radio-LA, LLC; Big City Radio-NYC, LLC; Big City Radio-CHI, LLC; WRKL Rockland Radio, LLC; and Odyssey Traveling Billboards, Inc.

The Company owns and operates radio broadcasting stations. As of December 31, 2001, the Company owned three FM stations in Southern California, KLYY-FM Arcadia, KVYY-FM Ventura and KSYY-FM Fallbrook (programmed as “Viva 107.1”). In the New York area, the Company owns four radio properties, WWXY-FM Westchester County, New York (the “Original New York Stations”), WWZY-FM Monmouth, New Jersey, WWVY-FM Hampton Bays, New York and WWYY-FM Hackettstown, New Jersey. WWXY-FM, WWZY-FM, WWVY-FM, and WWYY-FM are programmed as “Rumba 107.1.” In the Chicago area, the Company owns five radio properties, WXXY-FM Highland Park, Illinois, WYXX-FM Morris, Illinois (programmed as “Viva 103.1”), WKIE-FM Arlington Heights, Illinois, WKIF-FM Kankakee, Illinois, and WDEK-FM DeKalb, Illinois (programmed as “Energy92”).

The Company owns Hispanic Internet Holdings, Inc. which owns TodoAhora.com, a bilingual internet portal, which delivered a range of internet programming to the Hispanic community including news, entertainment, finance, culture, and e-commerce opportunities. During 2001, the Company decided to significantly curtail the development and operation of its internet portal, TodoAhora.com. The decision was based upon management’s evaluation of future revenue generation potential and the current resources needed to continue to develop and operate the portal. The Company also owns United Publishers of Florida, Inc., which publishes the Hispanic music trade magazine, “Disco”, a graphic design business and the LatinMusicTrends.com website.

(2)  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Big City Radio, Inc. and all its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents

Cash equivalents of $2,757,000 with maturities less than three months were included in cash and cash equivalents at December 31, 2001.

Marketable Securities

Marketable securities at December 31, 2000 and 2001 consist of U.S. Treasury, mortgage-backed, corporate debt securities. The Company classifies its debt securities as available-for-sale. Securities are recorded at fair value with the unrealized holding gain or loss, net of the related tax effect, excluded from earnings and reported

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. As of December 31, 2001, there were no unrealized holding gains or losses. Proceeds from the sale of securities were $1.9 million in 2001. Gross realized losses were $3,000 in 2001.

A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a charge to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years for transmission equipment, vehicles and furniture and office equipment to 39 years for buildings and leasehold improvements over the lesser of the useful life or the term of the lease.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Intangible Assets

Intangible assets include the portion of the purchase price allocable to FCC broadcast licenses, which are amortized on a straight-line method over 40 years. Covenants not to compete, signed as part of station acquisition agreements, are amortized over the period of the agreements, generally three years. Goodwill resulting from the acquisition of the Hispanic Internet Holdings, Inc. and United Publishers of Florida, Inc. are amortized over five years.

It is the Company’s policy to account for intangible assets at the lower of amortized cost or fair market value. As part of an ongoing review of the valuation and amortization of intangible assets, management assesses the carrying value of the Company’s intangible assets if facts and circumstances suggest that they are impaired. If this review indicates that the intangibles will not be recoverable as determined by a non-discounted cash flow analysis over the remaining amortization period, the carrying value of the Company’s intangibles will be reduced to their estimated fair market value. The Company has determined that intangibles are not impaired at December 31, 2001.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No.

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

The Company is required to adopt the provisions of SFAS No. 141 immediately, except with regard to business combinations initiated prior to July 1, 2001, and SFAS No. 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS No. 142.

Deferred Financing Fees

Deferred finance costs and loan origination fees are amortized over the period of the relevant facility.

Revenue Recognition

Broadcasting revenue is recognized when commercials are aired. Net revenues represent gross revenues, less direct fees and commissions paid to independent advertising agencies.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The following methods and assumptions were used in estimating the fair value disclosures for financial instruments:

The carrying amounts reported in the balance sheets for cash, current receivables, accounts payable and accrued expenses approximate fair value.

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying value of Senior Discount Notes are $170.3 million and $174.0 million at December 31, 2000 and 2001, respectively The fair values of Senior Discount Notes are $60.9 million and $88.7 million at December 31, 2000 and 2001, respectively. Fair values of Senior Discount Notes are based on market prices.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of accounts receivable. The Company believes that concentration of credit risk with respect to accounts receivable, which are unsecured, are limited due to the Company’s ongoing relationship with its clients. The Company estimates uncollectible accounts on a periodic basis. The Company has not experienced significant losses relating to accounts receivable. For periods ended December 31, 1999, 2000 and 2001, no customer accounted for more than 10% of revenues.

Barter Transactions

The Company trades commercial air time for goods and services used principally for promotional, sales and other business activities. An asset and a liability are recorded at the fair market value of the goods or services received. Barter revenue is recorded and the liability is relieved when the commercials are broadcast, and barter expense is recorded and the assets are relieved when the goods or services are received or used.

Advertising

The Company charges advertising costs, as incurred, to expense. Advertising costs amounted to $1,326,000, $1,703,000 and $675,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

Loss per Share

The Company calculates loss per share in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings Per Share”. Under SFAS No. 128 basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company. In calculating diluted EPS, no potential shares of common stock are to be included in the computation when a loss from continuing operations available to common stockholders exists. The statement requires dual presentation of basic and diluted EPS by entities with complex capital structures. Stock options issued under the Company’s 1999, 2000 and 2001 Incentive Stock Plan amounting to 2,193,300, 1,964,100 and 1,870,250 at December 31, 1999, 2000 and 2001, respectively, were not included in the computation of diluted EPS because to do so would have been antidilutive.

Accounting for Stock Options

On January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and disclosure for employee stock option grants made in 1995, 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reporting Comprehensive Income

In fiscal 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (“SFAS No. 130”). The statement required that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. Accumulated other comprehensive income of the Company consists solely of net unrealized gains (losses) on available for sale investments.

Accounting for Derivatives

In June 1998, Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, was issued. SFAS No. 133 established accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The accounting for the gain or loss due to changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. In June 2000, SFAS No. 138 was issued which addresses a limited number of issues causing implementation difficulties for numerous entities that have applied SFAS No. 133. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 133 can not be applied retroactively to financial statements of prior periods. The Company adopted SFAS No. 133 and 138 as of January 1, 2001. The adoption of SFAS No. 133 and 138 did not have a material impact on the financial position or results of operations of the Company.

(3)  Liquidity and Going Concern

The Company has incurred substantial net losses since inception primarily due to the broadcast cash flow deficits of the start up of its radio stations. In addition, since the majority of its broadcast properties are in stages of development, either as a result of them awaiting engineering enhancements or upgrades from pending FCC applications, or as a result of them being recently reformatted, the Company expects to generate significant net losses for the foreseeable future, as it continues to expand its presence in major markets. In addition, because of the Company’s substantial indebtedness, a significant portion of the Company’s broadcast cash flow will be required for debt service. These matters raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made in the accompanying unaudited consolidated financial statements as a result of this uncertainty.

During April 2001, the Company made a request of its bank lender that the Company be permitted to draw down on its Revolving Credit Facility. The lender declined to permit the Company to draw on this Revolving Credit Facility due to the Company’s lack of compliance with a covenant that required that the Company’s consolidated financial statements for the year ended December 31, 2000 be reported on by the Company’s independent accountants without a “going concern or like qualification or exception.” As a result of its inability to draw on the Revolving Credit Facility, the Company issued a promissory note (the “Affiliate Promissory Note”) on May 8, 2001 to borrow up to $5,000,000 from an affiliate of the Company in order to meet the Company’s short-term working capital needs. The amount outstanding under the Affiliate Promissory Note bore interest equal to the lower of (i) JP Morgan Chase’s prime rate plus 2.00% or (ii) the highest rate permitted by New York Law, and it was due upon demand. The Company borrowed $2,235,000 under this Affiliate Promissory Note, and interest expense on the Affiliate Promissory Note during 2001 was $51,000. All amounts payable under the Promissory Note were repaid on October 12, 2001 from proceeds available from Bridge Loan (see below).

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash interest commenced accruing on the Company’s Senior Discount Notes on March 15, 2001 and is payable semi-annually commencing September 15, 2001. The Company failed to make the initial interest payment on September 15, 2001, however, under the terms of the Senior Discount Notes’ Indenture, there is a grace period of thirty days in which to pay the interest due. On October 12, 2001 the Company obtained the Bridge Loan (see Note 10), and used the proceeds from borrowing under the Bridge Loan to pay the September 15, 2001 Senior Discount Note interest and applicable additional interest, and to repay the indebtedness and accrued interest on the Affiliate Promissory Note to an affiliate.

On October 31, 2001, the Company completed the sale of its four Phoenix radio stations to Hispanic Broadcasting Corporation for a cash purchase price of $34 million. The Company used a portion of the proceeds from this sale to repay indebtedness under the Bridge Loan and the Affiliate Promissory Note to related party and will use the remainder to fund ongoing operations. Management believes the proceeds from the sale of the Phoenix Stations will provide sufficient capital to satisfy its short-term liquidity. However, because of the Company’s substantial indebtedness, a significant portion of the Company’s broadcast cash flow will be required for debt service. Management believes that its long-term liquidity can be satisfied through a combination of i) achieving positive operating results and cash flows through revenue growth and control of operating expenses and ii) the raising of additional equity and/or the restructuring of the Notes. It should be noted that there is no guarantee that the Company will be able to raise additional equity or restructure the Notes.

The Company has the ability to reinvest the proceeds of $34 million from the sale of the Phoenix Stations in like-assets for a period of up to one year from the date of this asset sale. Thereafter, any proceeds not reinvested must be used to make an offer to repurchase the Senior Discount Notes. As described above, the Company used a portion of the proceeds to repay indebtedness under the Bridge Loan and will use the remainder to fund ongoing operations. The Company is currently considering all available options to repay such amounts, if required, to the bondholders. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

The Company had available approximately $18.2 million of cash and cash equivalents and marketable securities at December 31, 2001. Cash interest commenced accruing on the Company’s Senior Discount Notes on March 15, 2001 and is payable semi-annually. The semi-annual interest payment is $9.8 million.

Cash on hand may be insufficient to support the Company’s operations (exclusive of interest payments) through December 31, 2002. In addition, because of the Company’s substantial indebtedness, a significant portion of the Company’s cash on hand will be required for debt service. Cash on hand will be insufficient to satisfy the Company’s debt service requirements for the foreseeable future. In addition, the Company is required to reinvest the net proceeds from the sale of Phoenix Stations remaining after the repayment of the Bridge Loan in like-assets for a period of up to one year from the date of this assets sales. Thereafter, any net proceeds not reinvested must be used to make an offer to repurchase the Senior Discount Notes. The Company will not be able to make the $9.8 million interest payment on the Notes that is due on September 15, 2002, and will not able to repay any net proceeds not reinvested in like-assets from the sales of Phoenix Stations to the bondholders, unless it is able to obtain additional debt or equity financing or sell assets. No assurances can be provided that the Company will be able to obtain any such financing or sell assets on acceptable terms or at all. In the event that the Company is unable to obtain financing or sell assets it may need to restructure the Notes. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

The Company will evaluate on a continuing basis its strategic alternatives and the most efficient use of the Company’s capital, including, without limitation, the sale of the Company’s broadcast assets and, depending on market conditions, debt and/or equity financing and purchasing, restructuring, recapitalizing, refinancing or otherwise retiring certain of the Company’s securities in the open market or by other means, in each case subject to the restrictions contained in the Indenture governing the Notes.

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)  Acquisitions and Dispositions

On October 31, 2001 the Company sold the assets of radio stations KEDJ-FM, KDDJ-FM, KBZR-FM, and KSSL-FM to Hispanic Broadcasting Corporation for a sales price of $34.0 million. A gain of $2.28 million on the sale of the stations was recognized during the period.

During 2001, the Company severely curtailed the development and operation of its internet portal site. The Company wrote-off all internet-related goodwill. An impairment loss of $897,000 was recognized during the period.

On November 8, 2000 the Company entered into an asset purchase agreement in which the Company acquired substantially all of the assets and properties of United Publishers of Florida, Inc., which owned and operated a Hispanic music trade magazine, “Disco”, a graphic design business and the LatinMusicTrends.com website. The purchase price for the acquired business was $250,000 excluding acquisition related expenses and was paid in cash. Under the terms of the purchase agreement a second installment of up to $250,000 is due at the one year anniversary of the acquisition, subject to certain operating cash flow targets to be attained by the acquired business. The fair value of the assets acquired in this transaction is as follows:

Fixed assets	$118,000
Goodwill	132,000

On April 12, 2000, the Company sold the assets of radio station WLBK-AM, DeKalb, Illinois for a sale price of $416,000. No gain or loss was recorded on this transaction.

On November 1, 1999 the Company consummated the acquisition, in an all stock transaction, all the issued and outstanding stock of Hispanic Internet Holdings, Inc., a privately held bilingual Online Service Provider for the U.S. Hispanic and Latin American markets. The transaction was accounted for as a purchase. The Company issued 400,000 shares of its Class A Common Stock with a fair market value of $4 per share. Under the terms of the Agreement, an additional 600,000 shares may be issued, (i) over the next five years contingent upon the successful achievement of certain annual revenue goals, or (ii) in the event of a sale or spin-off of the internet company, prior to the fifth anniversary of the merger, for a valuation of at least $10 million, or (iii) in the event of a sale of Big City Radio prior to the fifth anniversary of the merger at a price of at least $4.00 per share.

On September 28, 1999 the Company completed the acquisition of KSSL-FM (formerly KMYL-FM), Wickenburg, Arizona. The operations of this station have been included in the consolidated statements of operations from that date. The purchase price for this station was $5,600,000 excluding acquisition related expenses and was paid in cash. The fair value of the assets acquired in this transaction exclusive of acquisition costs is as follows:

Building	$8,000
Fixed assets	92,000
FCC broadcast license	5,500,000

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On September 22, 1999 the Company completed the acquisition of KBZR-FM, Arizona City, Arizona. The operations of this station have been included in the consolidated statements of operations from that date. The purchase price for this station was $3,900,000 excluding acquisition related expenses and was paid in cash. The fair value of the assets acquired in this transaction exclusive of acquisition costs is as follows:

Land	$20,000
Fixed assets	73,000
FCC broadcast license	3,807,000

On July 30, 1999 the Company completed the acquisition of the simulcast stations, KEDJ-FM, Sun City, Arizona and KDDJ-FM, Globe, Arizona. The operations of these stations have been included in the consolidated statements of operations from that date. The purchase price for these stations was $22,000,000 excluding acquisition related expenses and was paid in cash. The fair value of the assets acquired in this transaction exclusive of acquisition costs is as follows:

Building	$461,000
Fixed assets	227,000
FCC broadcast license	21,312,000

On April 30, 1999 the Company signed an acquisition agreement whereby the assets of radio station KLVA-FM, Casa Grande, Arizona would be exchanged for the assets of radio station KDDJ-FM, Globe, Arizona, subject to the consummation of its purchase which occurred on July 30, 1999. Accordingly, in April 1999 the Company deposited into an escrow account the amount of $275,000 in good faith consideration. In February 2000, the Company paid the balance in the escrow account and an additional amount of $275,000, totaling $550,000, to cancel the signed KLVA-FM acquisition. The decision to abandon the transaction was made in response to a change in the engineering enhancement plan for our Phoenix radio licenses.

On March 26, 1999 the Company sold the assets of radio station WRKL-AM, New City, New York to Polnet Communications, LTD. for a sale price of $1.625 million. A gain of $663,000 on the sale of the station was recognized during the period.

On February 25, 1999 the Company completed the acquisition of WDEK-FM and WLBK-AM, DeKalb, Illinois. The operations of these stations have been included in the consolidated statements of operations from that date. The purchase price for these stations was $4,500,000, excluding acquisition related expenses, of which $450,000 was deposited into an escrow account in April 1998 in anticipation of this purchase. The fair value of the assets acquired in these transactions is as follows:

	WDEK-FM	WLBK-AM
Building	$—	$150,000
Fixed assets	165,000	141,000
FCC broadcast license	3,735,000	309,000

(5)  Cash Held in Investment, Restricted

The restricted cash balance collateralizes four letters of credit outstanding at December 31, 2001. The letters of credit relate to the Chicago, Phoenix, LA office leases and the LA Stations signal upgrade. According to the Chicago lease agreement, the Company agreed to deposit the sum of $1,000,000 as security in the form of an unconditional and irrevocable letter of credit. The amount of the letter of credit will decrease $200,000 each year over 5 years. The balance was $400,000 at December 31, 2001. According to the Phoenix lease agreement, the Company agreed to deposit the sum of $269,000 as security in the form of an unconditional and irrevocable letter

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of credit. The amount of the letter of credit will decrease $51,000 each year over 5 years. The balance was $177,000 at December 31, 2001. On September 14, 2001, the Company entered into a Cash Collateral Agreement with JPMorgan Chase. Under the agreement, the Company agreed to deposit the sum of $759,500 to secure its two existing letters of credit relate to the LA office leases and the LA Stations signal upgrade.

(6)  Property and Equipment

Property and equipment at December 31, 2000 and 2001 were as follows:

	2000	2001
Land	$245,000	$225,000
Building and improvements	1,943,000	1,941,000
Transmitter equipment	6,676,000	5,914,000
Furniture and office equipment	1,871,000	1,987,000
Vehicles	623,000	684,000

	11,358,000	10,751,000
Less accumulated depreciation	4,210,000	5,545,000

	$7,148,000	$5,206,000

(7)  Intangibles

Intangibles at December 31, 2000 and 2001 are as follows:

	2000	2001
FCC broadcast licenses	$117,916,000	$86,839,000
Covenants not to compete	678,000	678,000
Goodwill	1,727,000	132,000

	120,321,000	87,649,000
Less accumulated amortization	9,845,000	10,586,000

	$110,476,000	$77,063,000

During December 2001, the Company wrote-off $897,000 of goodwill associated with the internet operations.

(8)  Senior Discount Notes

Offering of Senior Discount Notes

On March 17, 1998 (the “issue date”), the Company completed the Note Offering. The $174,000,000 aggregate principal amount at maturity of Notes were issued at a discount generating gross proceeds to the Company of approximately $125.4 million. They mature on March 15, 2005. The Notes will accrete in value until March 15, 2001 at a rate of 11.25% per annum, compounded semiannually, to an aggregate principal amount of $174.0 million. Commencing on March 16, 2001, interest on the Notes began accruing at a rate of 11.25% per annum and will be payable semiannually in cash on March 15 and September 15 through March 15, 2005.

The Company may not redeem the Notes prior to March 15, 2002. On or after such date, the Company may redeem the Notes, in whole or in part, at certain redemption prices together with accrued and unpaid interest, if

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

any, to the date of redemption. The Notes are not subject to any sinking fund requirement. Upon a Change of Control (as such term is defined in the Notes), each holder of Notes has the right to require the Company to make an offer to purchase the Notes at a price equal to 101% of the principal amount of such Notes thereafter, together with accrued and unpaid interest, if any, to the date of the purchase.

The Notes are unsecured, senior obligations of the Company and rank pari passu in right of payment to all existing and future senior indebtedness of the Company and senior to all existing and future subordinated indebtedness of the Company. The Notes are guaranteed on a senior unsecured basis by each of the Company’s subsidiaries. The indenture does not restrict the ability of the Company or its subsidiaries to create, acquire or capitalize subsidiaries in the future. The Notes will be effectively subordinated to all existing and future indebtedness of the Company’s subsidiaries. Approximately $4.6 million of costs associated with the issuance of the Notes, including the underwriters fees and related professional fees are included in deferred financing fees and will be amortized over the term of the Notes.

Simultaneously with the consummation of the Notes, the Company entered into the Revolving Credit Facility providing for up to $15 million of availability, subject to certain available borrowing calculations. The Revolving Credit Facility was due to mature on the fifth anniversary of the issue date, and amounts outstanding under the Revolving Credit Facility bore interest at an applicable margin plus, at the Company’s option, Chase’s prime rate (in which case the applicable margin was 2.00% subject to reduction upon obtaining performance criteria based on the Company’s leverage ratio) or the London Inter-Bank Borrowing Rate (in which case the applicable margin was 3.00% subject to reduction upon obtaining performance criteria based on the Company’s leverage ratio). The Company’s obligations under the Revolving Credit Facility were secured by a pledge of substantially all of the Company and its subsidiaries’ assets. The Company paid fees of .5% per annum, on the aggregate unused portion of the facility.

The Revolving Credit Facility contained certain financial and operational covenants and other restrictions with which the Company must comply, including, among others, limitations on capital expenditures, limitations on the incurrence of additional indebtedness, restrictions on sale of assets, restrictions on the use of borrowings, limitations on paying cash dividends and redeeming or repurchasing capital stock of the Company or the Notes, and requirements to maintain certain financial ratios, maximum total leverage, minimum interest coverage and minimum fixed charge coverage. As of December 31, 2000 no amounts were drawn down on the Revolving Credit Facility. However, a $259,000 letter of credit related to the Century City office lease and a $500,000 letter of credit related to the LA Stations power signal project were issued under the Revolving Credit Facility.

The Revolving Credit Facility contained customary events of default, including material misrepresentations, payment defaults and default in the performance of other covenants, certain bankruptcy and ERISA defaults, judgment and cross defaults and revocation of any of the Company’s broadcast licenses. The Revolving Credit Facility also provided that an event of default would occur upon the occurrence of a “change of control.” For purposes of the Revolving Credit Facility, a change of control would occur when (i) any person or group other than the Principal Stockholders and their affiliates obtained the power to elect a majority of the Board of Directors, (ii) the Company failed to own 100% of the capital stock of its subsidiaries owning any of the FCC broadcast licenses or (iii) the Board of Directors did not consist of a majority of continuing directors. On October 12, 2001, the Revolving Credit Facility was assigned and the Bridge Loan obtained (see Note 10).

Subsidiary Guarantors

Pursuant to the terms of the indenture relating to the Notes (the “Indenture”), the direct subsidiaries of Big City Radio, Inc.-consisting of Odyssey Traveling Billboards, Inc., Big City Radio-NYC, L.L.C., Big City Radio-LA, L.L.C., Big City Radio-CHI, L.L.C., and Big City Radio-Phoenix, L.L.C. (collectively, the Subsidiary

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantors) have, jointly and severally, fully and unconditionally guaranteed the obligations of Big City Radio, Inc. with respect to the Notes.

All of the then existing Subsidiary Guarantors except Odyssey Traveling Billboards, Inc. (the “Station Subsidiaries”), were created in December 1997 as special purpose Delaware limited liability companies formed at the request of the lenders under the Credit Facility for the sole purpose of facilitating the Credit Facility by holding the Company’s Federal Communications Commission (“FCC”) radio licenses. The operating agreements for the Station subsidiaries limit the activities of these companies to holding the FCC radio licenses. Odyssey Traveling Billboards, Inc. (“Odyssey”) owns and operates certain vehicles used to advertise for the Company’s radio stations. Because the Station Subsidiaries have entered into assignment and use agreements with the Company whereby the Company manages and directs the day-to-day operations of the radio stations, pays all expenses and capital costs incurred in operating the radio stations, and retains all advertising and other receipts collected in operating the radio stations, the Station Subsidiaries have no income or expenses other than the amortization of the FCC licenses. Odyssey is similarly a special purpose corporation with no income and only expenses.

The covenants in the Notes and the Indenture do not restrict the ability of the Station Subsidiaries to make cash distributions to the Company.

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Set forth below is certain condensed consolidating financial information for the parent company of Big City Radio, Inc. and its Subsidiary Guarantors, as of December 31, 2000 and 2001, and for the years ended December 31, 2000 and 2001.

Consolidating Balance Sheet for the year ended December 31, 2000

	Parent	Subsidiary Guarantors	Sub-Total	Consolidation Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	$862,000	$—	$862,000	$—	$862,000
Cash held in investment, restricted	802,000	—	802,000	—	802,000
Marketable securities	1,895,000	—	1,895,000	—	1,895,000
Accounts receivable, net of allowance	4,716,000	—	4,716,000	—	4,716,000
Interest receivable	38,000	—	38,000	—	38,000
Prepaid expenses and other current assets	981,000	—	981,000	—	981,000

Total current assets	9,294,000	—	9,294,000	—	9,294,000

Property and equipment, net	7,148,000	—	7,148,000	—	7,148,000
Investment in, and advances to, subsidiaries	109,126,000	—	109,126,000	(109,126,000)	—
Intangibles, net	1,350,000	109,126,000	110,476,000	—	110,476,000
Deferred financing fees, net	2,747,000	—	2,747,000	—	2,747,000
Other assets	181,000	—	181,000	—	181,000

Total assets	$129,846,000	$109,126,000	$238,972,000	$(109,126,000)	$129,846,000

Liabilities and Stockholders’ Equity (Deficiency)
Accounts payable	$1,337,000	$—	$1,337,000	$—	$1,337,000
Accrued expenses	2,138,000	—	2,138,000	—	2,138,000
Interest payable	—	—	—	—	—
Other current liabilities	36,000	—	36,000	—	36,000

Total current liabilities	3,511,000	—	3,511,000	—	3,511,000

Long-term liabilities
Senior discount notes	170,296,000	—	170,296,000	—	170,296,000
Deferred income tax liabilities and other long-term liabilities	2,968,000	—	2,968,000	—	2,968,000
Intercompany balances	—	117,916,000	117,916,000	(117,916,000)	—

Total long-term liabilities	173,264,000	117,916,000	291,180,000	(117,916,000)	173,264,000

Stockholders’ equity/(deficit)
Preferred and common stock, and additional paid-in capital	29,637,000	—	29,637,000	—	29,637,000
Other comprehensive loss	(9,000)	—	(9,000)	—	(9,000)
Accumulated deficit	(76,557,000)	(8,790,000)	(85,347,000)	8,790,000	(76,557,000)

	(46,929,000)	(8,790,000)	(55,719,000)	8,790,000	(46,929,000)

Total liabilities and stockholders’ equity (Deficiency)	$129,846,000	$109,126,000	$238,972,000	$(109,126,000)	$129,846,000

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Balance Sheet for the year ended December 31, 2001

	Parent	Subsidiary Guarantors	Sub-Total	Consolidation Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	$3,194,000	$—	$3,194,000	$—	$3,194,000
Cash held in investment, restricted	1,336,000	—	1,336,000	—	1,336,000
Marketable securities	15,000,000	—	15,000,000	—	15,000,000
Accounts receivable, net of allowance	3,817,000	—	3,817,000	—	3,817,000
Interest receivable	21,000	—	21,000	—	21,000
Prepaid expenses and other current assets	602,000	—	602,000	—	602,000

Total current assets	23,970,000	—	23,970,000	—	23,970,000
Property and equipment, net	5,206,000	—	5,206,000	—	5,206,000
Investment in, and advances to, subsidiaries	76,955,000	—	76,955,000	(76,955,000)	—
Intangibles, net	108,000	76,955,000	77,063,000	—	77,063,000
Deferred financing fees, net	2,094,000	—	2,094,000	—	2,094,000
Other assets	112,000	—	112,000	—	112,000

Total assets	$108,445,000	$76,955,000	$185,400,000	$(76,955,000)	$108,445,000

Liabilities and Stockholders’ Equity (Deficiency)
Accounts payable	$1,428,000	$—	$1,428,000	$—	$1,428,000
Accrued expenses	1,988,000	—	1,988,000	—	1,988,000
Interest payable	5,873,000	—	5,873,000	—	5,873,000
Other current liabilities	79,000	—	79,000	—	79,000

Total current liabilities	9,368,000	—	9,368,000	—	9,368,000
Long-term liabilities
Senior discount notes	174,000,000	—	174,000,000	—	174,000,000
Deferred income tax liabilities and other long-term liabilities	2,704,000	—	2,704,000	—	2,704,000
Intercompany balances	—	88,558,000	88,558,000	(88,558,000)	—

Total long-term liabilities	176,704,000	88,558,000	265,262,000	(88,558,000)	176,704,000
Stockholders’ equity/(deficit)
Preferred and common stock, and additional paid-in capital	29,637,000	—	29,637,000	—	29,637,000
Other comprehensive loss	—	—	—	—	—
Accumulated deficit	(107,264,000)	(11,603,000)	(118,867,000)	11,603,000	(107,264,000)

	(77,627,000)	(11,603,000)	(89,230,000)	11,603,000	(77,627,000)

Total liabilities and stockholders’ equity (Deficiency)	$108,445,000	$76,955,000	$185,400,000	$(76,955,000)	$108,445,000

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Statement of Operations for the year ended December 31, 2000

	Parent	Subsidiary Guarantors	Sub-Total	Consolidation Adjustments	Consolidated
Gross revenues	$26,820,000	$—	$26,820,000	$—	$26,820,000
Less commissions and fees	3,054,000	—	3,054,000	—	3,054,000

Net revenues	23,766,000	—	23,766,000	—	23,766,000
Operating expenses:
Station operating expenses, excluding depreciation and amortization	26,047,000	—	26,047,000	—	26,047,000
Internet operating expenses, excluding depreciation and amortization	1,457,000	—	1,457,000	—	1,457,000
Corporate, general and administrative expenses	3,845,000	—	3,845,000	—	3,845,000
Cost of abandonment of station acquisition agreement	550,000	—	550,000	—	550,000
Depreciation and amortization	1,894,000	2,969,000	4,863,000	—	4,863,000

Total operating expenses	33,793,000	2,969,000	36,762,000	—	36,762,000

Operating loss	(10,027,000)	(2,969,000)	(12,996,000)	—	(12,996,000)
Other income (expenses):
Interest income	281,000	—	281,000	—	281,000
Interest expense	(18,392,000)	—	(18,392,000)	—	(18,392,000)
Other, net	(83,000)	—	(83,000)	—	(83,000)

Total other (expenses)	(18,194,000)	—	(18,194,000)	—	(18,194,000)

Loss from continuing operating before income tax benefit, and equity in losses of Subsidiary Guarantors	(28,221,000)	(2,969,000)	(31,190,000)	—	(31,190,000)
Income tax benefit, net	63,000	—	63,000	—	63,000

Loss from continuing operating before equity in losses of Subsidiary Guarantors	(28,158,000)	(2,969,000)	(31,127,000)	—	(31,127,000)
Equity in net losses of Subsidiary Guarantors	(2,969,000)	—	(2,969,000)	2,969,000	—
Loss on discontinued operations	(41,000)	—	(41,000)	—	(41,000)

Net loss	$(31,168,000)	$(2,969,000)	$(34,137,000)	$2,969,000	$(31,168,000)

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Statement of Operations for the year ended December 31, 2001

	Parent	Subsidiary Guarantors	Sub-Total	Consolidation Adjustments	Consolidated
Gross revenues	$22,395,000	$—	$22,395,000	$—	$22,395,000
Less commissions and fees	2,309,000	—	2,309,000	—	2,309,000

Net revenues	20,086,000	—	20,086,000	—	20,086,000
Operating expenses:
Station operating expenses, excluding depreciation and amortization	21,307,000	—	21,307,000	—	21,307,000
Internet operating expenses, excluding depreciation and amortization	436,000	—	436,000	—	436,000
Corporate, general and administrative expenses	3,610,000	—	3,610,000	—	3,610,000
Impairment loss on goodwill	897,000	—	897,000	—	897,000
Depreciation and amortization	2,005,000	2,813,000	4,818,000		4,818,000

Total operating expenses	28,255,000	2,813,000	31,068,000	—	31,068,000

Operating loss	(8,169,000)	(2,813,000)	(10,982,000)	—	(10,982,000)
Other income (expenses):
Gain on sale of stations	2,275,000	—	2,275,000	—	2,275,000
Interest income	111,000	—	111,000	—	111,000
Interest expense	(21,540,000)	—	(21,540,000)	—	(21,540,000)
Other, net	11,000	—	11,000	—	11,000

Total other (expenses)	(19,143,000)	—	(19,143,000)	—	(19,143,000)

Loss from continuing operations before income tax benefit, and equity in losses of Subsidiary Guarantors	(27,312,000)	(2,813,000)	(30,125,000)	—	(30,125,000)
Income tax benefit, net	63,000	—	63,000	—	63,000

Loss from continuing operations before equity in losses of Subsidiary Guarantors	(27,249,000)	(2,813,000)	(30,062,000)	—	(30,062,000)
Equity in net losses of Subsidiary Guarantors	(2,813,000)	—	(2,813,000)	2,813,000	—
Discontinued operations	(645,000)	—	(645,000)	—	(645,000)

Net loss	$(30,707,000)	$(2,813,000)	$(33,520,000)	$2,813,000	$(30,707,000)

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Statement of Cash Flows for the year ended December 31, 2000

	Parent	Subsidiary Guarantors	Sub-Total	Consolidation Adjustments	Consolidated
Net cash used in operating activities	$(6,550,000)	$—	$(6,550,000)	$—	$(6,550,000)

Cash flows from investing activities:
Purchase of property and equipment	(1,584,000)	—	(1,584,000)	—	(1,584,000)
Sale of marketable securities	5,964,000	—	5,964,000	—	5,964,000
Decrease (Increase) in cash held in restricted investment	1,132,000	—	1,132,000	—	1,132,000
Cash received for radio stations sold	—	352,000	352,000	—	352,000
Investment in, and advances to, subsidiaries	352,000	(352,000)	—	—	—
Other	35,000	—	35,000	—	35,000

Net cash provided by (used in) investing activities	5,899,000	—	5,899,000	—	5,899,000
Cash flows from financing activities:
Repayment of promissory notes	(881,000)	—	(881,000)	—	(881,000)
Cash flows from discontinued operations	(37,000)	—	(37,000)	—	(37,000)
Change in cash and cash equivalents	(1,569,000)	—	(1,569,000)	—	(1,569,000)
Cash and cash equivalents at beginning of year	2,431,000	—	2,431,000	—	2,431,000

Cash and cash equivalents at end of year	$862,000	$—	$862,000	$—	$862,000

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Statement of Cash Flows for the year ended December 31, 2001

	Parent	Subsidiary Guarantors	Sub-Total	Consolidation Adjustments	Consolidated
Net cash used in operating activities	$(15,297,000)	$—	$(15,297,000)	$—	$(15,297,000)

Cash flows from investing activities:
Purchase of property and equipment	(851,000)	—	(851,000)	—	(851,000)
Sale of marketable securities	1,895,000	—	1,895,000	—	1,895,000
Purchase of marketable securities	(15,000,000)	—	(15,000,000)	—	(15,000,000)
Decrease (Increase) in cash held in restricted investment	(534,000)	—	(534,000)	—	(534,000)
Cash received for radio stations sold	—	32,692,000	32,692,000	—	32,692,000
Investment in, and advances to, subsidiaries	32,692,000	(32,692,000)	—	—	—
Other	22,000	—	22,000	—	22,000

Net cash provided by (used in) investing activities	18,224,000	—	18,224,000		18,224,000
Cash flows from financing activities:
Cash received from bridge loan	15,000,000	—	15,000,000	—	15,000,000
Cash received from issuance of promissory note to related party	2,235,000	—	2,235,000	—	2,235,000
Repayment of bridge loan	(15,000,000)	—	(15,000,000)	—	(15,000,000)
Repayment of promissory notes	(2,235,000)	—	(2,235,000)	—	(2,235,000)

Net cash provided by financing activities	—	—	—	—	—
Cash flows from discontinued operations	(595,000)	—	(595,000)	—	(595,000)
Change in cash and cash equivalents	2,332,000	—	2,332,000	—	2,332,000
Cash and cash equivalents at beginning of year	862,000	—	862,000	—	862,000

Cash and cash equivalents at end of year	$3,194,000	$—	$3,194,000	$—	$3,194,000

The condensed consolidating financial information has been prepared from the books and records maintained by the Subsidiary Guarantors and the Company. This summarized financial information may not necessarily be indicative of the results of operations or financial position had the Subsidiary Guarantors operated as independent entities.

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(9)  Promissory Note

During April 2001, the Company made a request of its bank lender that the Company be permitted to draw down on its Revolving Credit Facility. The lender declined to permit the Company to draw on the Revolving Credit Facility due to the Company’s lack of compliance with a covenant that required that the Company’s consolidated financial statements for the year ended December 31, 2000 be reported on by the Company’s independent accountants without a “going concern or like qualification or exception.” As a result of its inability to draw on the Revolving Credit Facility, the Company issued a promissory note (the “Affiliate Promissory Note”) on May 8, 2001 to borrow up to $5,000,000 from an affiliate of the Company in order to meet the Company’s short-term capital needs. The amount outstanding under the Affiliate Promissory Note bore interest equal to the lower of (i) JPMorgan Chase’s prime rate plus 2.0% or (ii) the highest rate permitted by New York Law, and it was due upon demand. The Company borrowed $2,235,000 under the Affiliate Promissory Note, and interest expense on the Affiliate Promissory Note during 2001 was $51,000. All amounts payable under the Affiliate Promissory Note were repaid on October 12, 2001 (see Note 3).

(10)  Bridge Loan

On October 12, 2001, the Company obtained a new term loan facility (the “Bridge Loan”) in the amount of $15,000,000. The Bridge Loan was obtained by the assignment of the Company’s Revolving Credit Facility (the “Existing Credit Facility”) from the Company’s existing bank lender to a new lender. The Bridge Loan, which was repaid on October 31, 2001, bore interest at the rate of LIBOR plus 3%, or a Base Rate plus 2% at the option of the Company. Net proceeds of the Bridge Loan were used to pay the semi-annual interest on its Senior Discount Notes, and to repay indebtedness under the Affiliate Promissory Note (see discussion of liquidity and going concern in Note 3).

On October 31, 2001, the Company completed the sale of its four Phoenix radio station properties, KEDJ-FM, KDDJ-FM, KBZR-FM and KSSL-FM, to Hispanic Broadcasting Corporation for an aggregate cash purchase price of $34,000,000. Proceeds from this sale were used to repay indebtedness under the Bridge Loan. For the year ended December 31, 2001, the Company paid interest and loan fees of $76,000 and $1,300,000, respectively.

(11)  Impairment Loss on Goodwill

The Company intents to utilize all its resources to build a major broadcast group. During 2001, the Company significantly curtailed the development and operation of its bilingual internet portal, TodoAhora.com. The decision was made based upon management’s evaluation of future revenue generation potential and the current resources needed to continue the portal’s development and operation. The Company will now focus on its remaining publishing operations. The impairment loss on internet goodwill was $897,000 for the year ended December 31, 2001.

(12)  Commitments and Contingencies

Leases

The Company leases studio and office space, transmitter tower sites and office equipment under operating leases. Future minimum rental commitments for the remainder of the operating leases are as follows:

2002	$2,424,000
2003	1,557,000
2004	762,000
2005	303,000
2006	81,000
Thereafter	39,000

$5,166,000

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rent expense for the years ended December 31, 1999, 2000 and 2001 was approximately $1,382,000, $1,960,000 and $2,267,000 respectively.

Employment Contracts

The Company has entered into various employment contracts with 11 individuals comprised of mainly officers and senior management that provide for minimum salaries and incentives based upon specified levels of performance. The minimum payments under these contracts are as follows:

2002	$1,534,000
2003	150,000

$1,684,000

Contingent Liabilities

The Company has certain contingent liabilities resulting from litigation and claims incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position, results of operations, or liquidity of the Company.

(13)  Supplementary Information—Statement of Cash Flows

The Company acquired vehicles during the years ended December 31, 1999, 2000 and 2001 through issuance of notes payable amounting to $0, $50,000, and $78,000 respectively.

Barter transactions resulted in sales of $841,000, $1,107,000 and $1,046,000 and related expenses of $947,000, $1,061,000 and $910,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

Cash paid for interest during the years ended December 31, 1999, 2000 and 2001 amounted to $137,000, $40,000, and $17,183,000, respectively.

(14)  Income Taxes

Income tax expense—continuing operations for the year ended December 31, 1999, 2000 and 2001 is comprised of the following:

	1999	2000	2001
Deferred tax benefit	$(63,000)	$(63,000)	$(63,000)
Other	—	—	—

	$(63,000)	$(63,000)	$(63,000)

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes—continuing operations differs from the amount computed by applying the statutory Federal income tax rate in 1999, 2000 and 2001 to net loss before income taxes and discontinued operations due to the following:

	1999	2000	2001
Federal income taxes at the statutory rate	$(9,055,000)	$(10,885,000)	$(10,544,000)
State income taxes net of any amount of Federal income tax benefit	(1,322,000)	(1,523,000)	(1,480,000)
Valuation allowance	10,279,000	12,313,000	11,972,000
Other	35,000	32,000	(11,000)

	$(63,000)	$(63,000)	$(63,000)

The components of deferred taxes at December 31, 1999, 2000 and 2001 are as follows:

	1999	2000	2001
Deferred tax assets:
Net operating loss	$10,077,000	$16,794,000	$23,523,000
Other	206,000	240,000	2,615,000
Book interest expense/Tax original issue discount (“OID”) 11.25% Senior Notes	11,950,000	19,823,000	27,695,000

	22,233,000	36,857,000	53,833,000

Deferred tax liabilities:
Deferred gain	(2,831,000)	(2,679,000)	(2,619,000)
Book/Tax basis difference from WRNJ-FM stock purchase	(2,410,000)	(2,348,000)	(2,285,000)
Depreciation and amortization	(2,490,000)	(4,129,000)	(3,878,000)
Payment on Senior Discount Notes	—	—	(4,294,000)
Other	(1,062,000)	(1,871,000)	(2,668,000)

	(8,793,000)	(11,027,000)	(15,774,000)

Sub-Total before valuation allowance	13,440,000	25,830,000	38,089,000
Valuation Allowance	(15,850,000)	(28,177,000)	(40,373,000)

Net deferred tax asset (liability)	$(2,410,000)	$(2,347,000)	$(2,284,000)

The Company has approximately $57,000,000 of net operating loss carryforwards (“NOLs”) for Federal income tax purposes. These NOLs begin to expire in 2017.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. At December 31, 2001, based on projections for future taxable income over the periods in which the level of deferred tax assets are deductible, management believes that it is unlikely that the Company will realize the benefits of all these deductible differences. Accordingly, a valuation allowance of $40,373,000 has been provided for the deferred tax assets for the year ended December 31, 2001.

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(15)  Capital Stock and Related Transactions

Description of Capital Stock—The authorized capital stock of the Company consists of 120,000,000 shares of capital stock, par value $.01 per share, of which 80,000,000 shares are designated as Class A Common Stock and 20,000,000 shares are designated as Class B Common Stock. At December 31, 2001, 6,226,817 shares of Class A Common Stock were issued and outstanding and 8,250,458 shares of Class B Common Stock were issued and outstanding. In addition, 8,250,458 shares of Class A Common Stock are reserved for issuance upon conversion of the Class B Common Stock. Immediately prior to the consummation of the Initial Public Offering, there was one holder of Class A Common Stock and two holders of Class B Common Stock.

The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect to the shares of the Class B Common Stock.

The holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share. Holders of all classes of Common Stock vote together as a single class on all matters presented to the stockholders for their vote or approval except for the election and removal of directors as described below and as otherwise required by applicable law. With respect to the election of directors, the Company’s Amended and Restated Certificate of Incorporation provides that holders of Class B Common Stock vote as a separate class to elect up to 75% of the members of the Company’s Board of Directors. Stockholders have no cumulative voting rights.

Employment Incentive—On June 18, 1998, the Company issued 93,755 shares of Class A Common Stock to the then Chief Executive Officer an as employment incentive, as required by an agreement executed prior to the Initial Public Offering. The consolidated statement of operations for the year ended December 31, 1998 reflect a charge of $808,000 relating to the award. The charge represents the fair market value of the stock and it has been reflected as a capital contribution in the accompanying consolidated financial statements.

(16)  Stock Option Plans

Under the Company’s 1997, 1998 and 1999 Incentive Stock Plan (the “Incentive Stock Plan”), as amended in November 1999, 700,000, 311,500 and 2,500,000 shares, respectively of the Company’s Class A Common Stock are reserved for issuance. The types of awards that may be granted pursuant to the Incentive Stock Plan include (i) incentive stock options (“ISOs”) and (ii) nonqualified stock options (“NQSOs” and together with ISOs, “Stock Options” and “Awards”). Stock Option grants will consist of the maximum number of ISOs that may be granted to a particular grantee under applicable law with the balance of the Stock Options being NQSOs. Incentive stock options granted under both Plans are exercisable for a period of up to ten years. The following is a summary of the material features of the Incentive Stock Plan.

Subject to certain exceptions set forth in the 1997 Incentive Stock Plan, up to 700,000 shares of the Class A Common Stock may be the subject of Awards under the 1997 Incentive Stock Plan. Up to 100,000 shares of Class A Common Stock are available with respect to Awards granted to any one grantee. Shares of Class A Common Stock granted under the 1997 Incentive Stock Plan may either be authorized but unissued shares of Class A Common Stock not reserved for any other purpose or shares of Class A Common Stock held in or acquired for the treasury of the Company.

On January 16, 1998, the Company granted options to purchase an aggregate of 2,500 shares of Class A Common Stock to a certain director of the Company, at an exercise price of $7.125 per share. On April 8, 1998, the Board of Directors approved the Big City Radio, Inc. 1998 Incentive Stock Plan (the “1998 Incentive Stock

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plan”). Subject to certain adjustments set forth in the 1998 Incentive Stock Plan, up to 300,000 shares of the Class A Common Stock may be the subject of Awards under the 1998 Incentive Stock Plan. Up to 100,000 shares of Class A Common Stock are available with respect to Awards granted to any one grantee. Shares of Class A Common Stock subject to Awards granted under the 1998 Incentive Stock Plan may either be authorized but unissued shares of Class A Common Stock not reserved for any other purpose or shares of Class A Common Stock held in or acquired for the treasury of the Company.

Shares of Class A Common Stock subject to an Award which terminates unexercised may again be subject to an Award under the 1998 Incentive Stock Plan. In addition, shares of Class A Common Stock surrendered to the Company in payment of the exercise price of applicable taxes upon exercise of an Award may also be used thereafter for additional Awards.

On July 6, 1998, the Board of Directors granted stock options to purchase an aggregate of 311,500 shares of Class A Common Stock under the 1998 Incentive Stock Plan to certain employees and officers of the Company, at an exercise price of the then market value of $7.8125 per share. On July 22, 1998, the Company granted stock options to purchase an aggregate of 33,000 shares of Class A Common Stock to certain employees of the Company at an exercise price of $7.8125 per share. On November 30, 1998, the Board of Directors granted stock options to purchase an aggregate of 47,500 shares of Class A Common Stock under the 1998 Incentive Stock Plan to certain employees of the Company, at an exercise price of the then market value of $4.375 per share. The majority of these awards vest over a four-year period, with the first 20% vesting immediately at the date of the grant and the remainder vesting 20% per annum, thereafter.

On January 28, 1999, the Board of Directors granted stock options to purchase an aggregate of 75,000 shares of Class A Common Stock under the 1999 Incentive Stock Plan to certain employees and officers of the Company, at an exercise price of the then market value of $3.4375 per share. On March 11, 1999, the Company granted stock options to purchase an aggregate of 25,000 shares of Class A Common Stock to certain employees of the Company at an exercise price of $4.313 per share. On July 19, 1999, the Board of Directors granted stock options to purchase an aggregate of 6,500 shares of Class A Common Stock under the 1999 Incentive Stock Plan to certain employees of the Company, at an exercise price of the then market value of $3.625 per share. On August 20, 1999, the Board of Directors granted stock options to purchase an aggregate of 10,000 shares of Class A Common Stock under the 1999 Incentive Stock Plan to certain employees and officers of the Company, at an exercise price of the then market value of $4.0625 per share. On October 20, 1999, the Board of Directors granted stock options to purchase an aggregate of 151,000 shares of Class A Common Stock under the 1999 Incentive Stock Plan to certain employees and officers of the Company, at an exercise price of the then market value of $3.4375 per share. The majority of these awards vest over a four-year period, with the first 20% vesting immediately at the date of the grant and the remainder vesting 20% per annum, thereafter. At November 1, 1999, there were only 222,500 shares of common stock available for the grant of options under its 1999 Incentive Stock Plan. After examining the overall employee compensation, the Board of Directors concluded that additional shares of common stock be made available for the grant of options under the plan. Accordingly, the Board approved an amendment to the 1999 Incentive Stock Plan to increase the total number of shares of common stock that may be issued pursuant to options granted under the plan to 2,500,000 and to increase the aggregate number of shares of Class A Common Stock that may be issued to any one optionee under the plan from 100,000 to 1,000,000.

On November 1, 1999, the Board of Directors granted stock options to purchase an aggregate of 770,000 shares of Class A Common Stock under the amended 1999 Incentive Stock Plan to certain employees and officers of the Company and certain other directors and advisors of the Company, at an exercise price of the then market value of $3.5625 per share. Also on November 1, 1999, the Board of Directors granted stock options

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to purchase an aggregate of 250,000 shares of Class A Common Stock under the amended 1999 Incentive Stock Plan to the new Chief Executive Officer of the Company, at an exercise price of $4.00 per share. On November 22, 1999, the Board of Directors granted stock options to purchase an aggregate of 25,000 shares of Class A Common Stock under the amended 1999 Incentive Stock Plan to a key employee of the Company, at an exercise price of $5 per share. The majority of these awards vest over a four-year period, with the first 20% vesting immediately at the date of the grant and the remainder vesting 20% per annum, thereafter.

On September 6, 2000, the Board of Directors granted stock options to purchase an aggregate of 25,000 shares of Class A Common Stock under the amended 1999 Incentive Stock Plan to a key employee of the Company, at an exercise price of the then market value of $4.00 per share. On October 19, 2000, the Board of Directors granted stock options to purchase an aggregate of 20,000 shares of Class A Common Stock under the amended 1999 Incentive Stock Plan to a key employee of the Company, at an exercise price of the then market value of $3.375 per share. On November 20, 2000, the Board of Directors granted stock options to purchase an aggregate of 100,000 shares of Class A Common Stock under the amended 1999 Incentive Stock Plan to certain employees of the Company, at an exercise price of the then market value of $2.875 per share. The majority of these awards vest over a four-year period, with the first 20% vesting immediately at the date of the grant and the remainder vesting 20% per annum, thereafter.

On February 15, 2001, the Board of Directors granted stock options to purchase an aggregate of 15,000 shares of Class A Common Stock under the amended 1999 Incentive Stock Plan to certain employees of the Company, at an exercise price of the then market value of $4.50 per share. On July 17, 2001, the Board of Directors granted stock options to purchase an aggregate of 65,000 shares of Class A Common Stock under the amended 1999 Incentive Stock Plan to certain employees of the Company, at an exercise price of the then market value of $3.15 per share. The majority of these awards vest over a four-year period, with the first 20% vesting immediately at the date of the grant and the remainder vesting 20% per annum, thereafter

Summary information pertaining to the plan for the year ended December 31, 2001 is as follow:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price
Outstanding at beginning of year	1,964,100	$2.875–7.8125	$4.67
Granted	80,000	3.15–4.50	3.40
Exercised	—	—	—
Cancelled	173,850	3.4375–7.8125	6.03
Outstanding at end of year	1,870,250	2.875–7.8125	4.49

Exercisable at end of year	1,369,917	2.875–7.8125	4.64

Available for grant at end of year	1,629,750

At December 31, 2001, the weighted average remaining contractual life of all outstanding options was 7.43 years.

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information concerning currently outstanding and exercisable stock options as of December 31, 2001:

	Options Outstanding at December 31, 2001		Options Exercisable at December 31, 2001
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.875–4.00	1,305,250	$3.56	910,917	$3.61
4.063–5.00	65,000	4.57	38,000	4.60
6.00–7.813	500,000	6.92	421,000	6.88

	1,870,250	4.49	1,369,917	4.64

Summary information pertaining to the plan for the year ended December 31, 2000 is as follows:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price
Outstanding at beginning of year	2,193,300	$4.375–7.8125	$5.00
Granted	145,000	2.875–4.00	3.14
Exercised	8,000	3.5625–4.375	4.17
Cancelled	366,200	3.4375–7.8125	6.02
Outstanding at end of year	1,964,100	2.875–7.8125	4.67

Exercisable at end of year	1,133,400	2.875–7.8125	4.87

Available for grant at end of year	1,535,900

At December 31, 2000, the weighted average remaining contractual life of all outstanding options was 8.34 years.

Summary information pertaining to the plan for the year ended December 31, 1999 is as follows:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price
Outstanding at beginning of year	924,800	$4.375–7.8125	$7.00
Granted	1,312,500	3.4375–5.00	3.67
Exercised	—	—	—
Cancelled	44,000	4.375–7.8125	7.42
Outstanding at end of year	2,193,300	3.4375–7.8125	5.00

Exercisable at end of year	1,001,550	3.4375–7.8125	5.15

Available for grant at end of year	1,306,700

At December 31, 1999, the weighted average remaining contractual life of all outstanding options was 9.14 years.

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Option No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such,

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, “Accounting for Stock-Based Compensation,” which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 in accounting for its Plan, and accordingly, no compensation cost has been recognized for its stock options granted at fair market value in the consolidated financial statements. Compensation cost will be recorded for options granted below fair market value.

In 1999, 2000 and 2001, had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net loss would have been increased to the pro forma amounts indicated below:

	1999	2000	2001
Net income (loss):
As reported	$(25,808,000)	$(31,168,000)	$(30,707,000)
Pro forma	(27,825,000)	(32,869,000)	(32,804,000)
Earnings (loss) per share:
As reported	(1.83)	(2.15)	(2.12)
Pro forma	(1.97)	(2.27)	(2.27)

At December 31, 1999, 2000, and 2001 the per share weighted average fair value of stock options granted was $2.41, $1.99 and $2.14, respectively, on the date of grant using the modified Black-Scholes option-pricing model with the following weighted average assumptions: expected dividend yield of 0%, risk-free interest rate of 5.85%, expected volatility of 50% and an expected life of 10 years for options granted in 1999; expected dividend yield of 0%, risk-free interest rate of 4.93%, expected volatility of 50% and an expected life of 10 years for options granted in 2000; expected dividend yield of 0%, risk-free interest rate of 5.0%, expected volatility of 95% and an expected life of 10 years for options granted in February 2001; expected dividend yield of 0%, risk-free interest rate of 3.25%, expected volatility of 105% and an expected life of 10 years for options granted in July 2001.

(17)  Unaudited Quarterly Results

The following tables contain selected unaudited consolidated statement of operations for each quarter of fiscal years 2001 and 2000.

	Fiscal Year 2001
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	(in thousands, except per share data)
Net revenues	$4,380	$5,883	$5,700	$4,123
Operating loss	(3,035)	(1,615)	(2,448)	(3,884)
Net loss	(7,189)	(7,008)	(7,715)	(8,795)
Loss per common share:
Loss from continuing operations	$(0.49)	$(0.48)	$(0.51)	$(0.60)
Loss on discontinued operations	(0.01)	—	(0.02)	(0.01)

Net loss	$(0.50)	$(0.48)	$(0.53)	$(0.61)
Weighted average shares outstanding:
Basic and diluted	14,477	14,477	14,477	14,477

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fiscal Year 2000
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	(in thousands, except per share data)
Net revenues	$5,431	$6,874	$6,815	$4,646
Operating loss	(3,370)	(2,440)	(2,862)	(4,324)
Net loss	(8,199)	(6,982)	(7,331)	(8,656)
Loss per common share:
Loss from continuing operations	$(0.57)	$(0.48)	$(0.51)	$(0.60)
Loss on discontinued operations	—	—	—	—

Net loss	$(0.57)	$(0.48)	$(0.51)	$(0.60)
Weighted average shares outstanding:
Basic and diluted	14,477	14,477	14,475	14,469

(18)  Discontinued Operations

During June 2002, the Company discontinued the operation of UPF (which was comprised solely of publishing operations), and wrote off the remaining $108,000 of goodwill associated with its acquisition. The decision to terminate publishing operations was made in response to the continued downturn in the music industry advertising marketplace. As UPF’s publishing operation represented the only publishing operations of Big City Radio, Inc., the Company’s consolidated financial statements for all periods presented have been adjusted to reflect the publishing operations as discontinued operations in accordance with SFAS 144. Revenues related to the publishing operations, recorded as discontinued operations, were $463,000 and $75,000 for the year ended December 31, 2001 and 2000, respectively.

(19)  Events (unaudited) subsequent to the date of the Independent Auditor’s Report.

On December 23, 2002, Big City Radio, Inc., a Delaware corporation (“Big City”), and its license holding subsidiary, Big City Radio-LA, L.L.C, entered into an asset purchase agreement to sell radio broadcast stations KVYY-FM, licensed to Ventura, California, KLYY-FM, licensed to Arcadia, California and KSYY-FM, licensed to Fallbrook, California (collectively, the “Los Angeles Stations”), to Entravision Communications Corporation, a Delaware corporation (“Entravision”), for $100 million in cash and approximately 3.77 million shares of Entravision’s Class A common stock. The transaction is subject to customary closing conditions, including the receipt of the approval of the Federal Communications Commission (“FCC”) for the transfer of the FCC licenses of the Los Angeles Stations. The shares of Entravision’s Class A common stock when issued and delivered to Big City will be registered under the Securities Act of 1933, as amended, under a Registration Statement on Form S-4. In connection with the asset purchase agreement, Big City Radio-LA, L.L.C. and Entravision agreed to enter into a time brokerage agreement upon the earlier of expiration or termination of any waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The parties received oral notice of early termination of the waiting period on January 10, 2003 and entered into the time brokerage agreement on January 15, 2003. The time brokerage agreement will permit Entravision to broadcast Entravision’s programming over the Los Angeles Stations pending the consummation of the asset sale.

On December 30, 2002, Big City and its license holding subsidiary, Big City Radio-NY, L.L.C., entered into an asset purchase agreement to sell radio broadcast stations WYNY-FM, licensed to Briarcliff Manor, New York, WWZY-FM, licensed to Long Branch, New Jersey, WWXY-FM, licensed to Hampton Bays, New York, and WWYY-FM, licensed to Belvidere, New Jersey, to Nassau Broadcasting Holdings, Inc., a New Jersey corporation, for $43 million in cash. The transaction is subject to customary closing conditions, including the receipt of the approval of the FCC for the transfer of the FCC licenses of the stations.

On December 31, 2002, Big City and its license holding subsidiary, Big City Radio-CHI, L.L.C., entered into an asset purchase agreement to sell radio broadcast stations WDEK-FM, licensed to De Kalb, Illinois, WKIE-FM, licensed to Arlington Heights, Illinois and WKIF-FM, licensed to Kankakee, Illinois (collectively,

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the “92 Stations”), to Spanish Broadcasting System of Illinois, Inc., a Delaware corporation (“SBS”), for $22 million in cash. Big City Radio-CHI, L.L.C. and Spanish Broadcasting System of Illinois, Inc. entered into a time brokerage agreement which will permit Spanish Broadcasting System of Illinois to broadcast the programming of Spanish Broadcasting System of Illinois over these stations pending consummation of the asset sale. The transaction is subject to customary closing conditions, including the receipt of the approval of the FCC for the transfer of the FCC licenses of the stations.

On January 2, 2003, Big City Radio and its license holding subsidiary, Big City Radio-CHI, L.L.C., entered into an asset purchase agreement to sell radio broadcast station WXXY-FM, licensed to Highland Park, Illinois, to HBC Illinois, Inc., a Delaware corporation and an affiliate of Hispanic Broadcasting Corporation, for $32,875,000 in cash. On January 10, 2003, Big City Radio-CHI, L.L.C. and HBC Illinois entered into a time brokerage agreement, which will permit HBC Illinois to broadcast the programming of HBC Illinois over WXXY-FM pending the consummation of the asset sale. Big City Radio, Big City Radio-CHI, L.L.C. and HBC Illinois also entered into an amendment to the asset purchase agreement to reflect the time brokerage agreement between the parties. HBC Illinois has entered into an agreement with Superior Broadcasting of Chicago, LLC whereby, upon the closing of the asset sale between Big City Radio and HBC Illinois, Superior Broadcasting will hold the FCC licenses and certain other assets of the newly acquired station and HBC Illinois will program the station under a time brokerage agreement. Superior Broadcasting and HBC License Corporation have entered into an option agreement by which HBC License Corporation has an option to purchase the FCC licenses and certain assets used by the station, subject to prior FCC consent. Upon completion of Hispanic Broadcasting Corporation’s proposed merger with Univision Communications Inc., it is anticipated that Superior Broadcasting will file an application with the FCC requesting consent to the assignment of the station’s FCC licenses to HBC License Corporation. The sale contemplated by the asset purchase agreement with HBC Illinois is subject to customary closing conditions, including the receipt of the approval of the FCC for the transfer of the FCC licenses of the stations.

(20)  Adoption of Statement of Financial Accounting Standards No. 142

On January 1, 2002, the Company adopted the provision of SFAS No. 142. The following table presents the net loss (in thousands) and basic and diluted net loss per share as if the broadcast licenses and goodwill had not been amortized during the period presented:

	Year Ended December 31,
	1999	2000	2001
Reported net loss	$(25,808)	$(31,168)	$(30,707)
Add back: Goodwill amortization	53	321	319
Add back: Broadcast license amortization	2,512	2,970	2,813

Adjusted net loss	$(23,243)	$(27,877)	$(27,575)

Basic and diluted net loss per share:
Reported net loss	$(1.83)	$(2.15)	$(2.12)
Add back: Goodwill amortization	0.00	0.02	0.02
Add back: Broadcast license amortization	0.18	0.21	0.19

Adjusted net loss	$(1.65)	$(1.92)	$(1.91)

SCHEDULE II

BIG CITY RADIO, INC.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Charged to Costs and Purchases	Other Charges	Deductions/ Write-offs	Balance at End of Period
Allowances for doubtful accounts, etc. (deducted from current receivables):
Year ended December 31, 1999	$119,000	$241,000	$—	$(125,000)	$235,000
Year ended December 31, 2000	$235,000	$796,000	$—	$(693,000)	$338,000
Year ended December 31, 2001	$338,000	$704,000	$—	$(584,000)	$458,000

BIG CITY RADIO, INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2002	December 31, 2001
Assets
Current assets:
Cash and cash equivalents	$323,000	$3,194,000
Cash held in investment, restricted	1,297,000	1,336,000
Marketable securities	3,079,000	15,000,000
Accounts receivable, net of allowance of $292,000 and $458,000 in 2002 and 2001, respectively	2,269,000	3,817,000
Interest receivable	9,000	21,000
Prepaid expenses and other current assets	640,000	602,000

Total current assets	7,617,000	23,970,000
Property and equipment, net	3,970,000	5,206,000
Intangibles, net	76,955,000	77,063,000
Deferred financing fees, net	1,605,000	2,094,000
Other assets	170,000	112,000

Total assets	$90,317,000	$108,445,000

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities:
Accounts payable	$696,000	$1,428,000
Accrued expenses	1,198,000	1,988,000
Interest payable	10,771,000	5,873,000
Senior discount notes (note 7)	174,000,000	—
Other current liabilities	69,000	79,000

Total current liabilities	186,734,000	9,368,000

Long-term liabilities:
Senior discount notes	—	174,000,000
Other long-term liabilities	389,000	420,000
Deferred income tax liabilities	2,237,000	2,284,000

Commitments, contingencies and going concern

Stockholders’ equity (deficiency):
Preferred stock, $.01 par value. Authorized 20,000,000 shares; zero shares issued and outstanding in 2002 and 2001	—	—
Common stock, Class A, $.01 par value. Authorized 80,000,000 shares; issued and outstanding 6,226,817 shares in 2002 and 2001	62,000	62,000
Common stock, Class B, $.01 par value. Authorized 20,000,000 shares; issued and outstanding 8,250,458 shares in 2002 and 2001	83,000	83,000
Additional paid-in capital	29,492,000	29,492,000
Accumulated deficit	(128,680,000)	(107,264,000)

	(99,043,000)	(77,627,000)

Total liabilities and stockholders’ equity (deficiency)	$90,317,000	$108,445,000

See accompanying notes to consolidated financial statements

BIG CITY RADIO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended September 30,
	2002	2001
Gross revenues	$11,282,000	$17,508,000
Less: commissions and fees	1,055,000	1,803,000

Net revenues	10,227,000	15,705,000

Operating expenses:
Station operating expenses, excluding depreciation and amortization	12,026,000	16,731,000
Internet operating expenses, excluding depreciation and amortization	—	421,000
Corporate, general and administrative expenses	2,816,000	2,752,000
Depreciation and amortization	1,126,000	3,748,000

Total operating expenses	15,968,000	23,652,000

Operating loss	(5,741,000)	(7,947,000)

Other income (expenses):
Interest income	128,000	42,000
Interest expense	(15,181,000)	(15,016,000)
Other, net	(11,000)	(197,000)

Total other expenses	(15,064,000)	(15,171,000)

Loss from continuing operations before income taxes	(20,805,000)	(23,118,000)
Income tax benefit, net	47,000	47,000

Loss from continuing operations	(20,758,000)	(23,071,000)
Discontinued operations (Note 6):
Loss on discontinued publishing operations	(658,000)	(447,000)

Net loss	$(21,416,000)	$(23,518,000)

Basic and diluted loss per share:
Loss from continuing operations	$(1.43)	$(1.59)
Loss on discontinued publishing operations	(0.05)	(0.03)

Net loss	$(1.48)	$(1.62)

Weighted average shares outstanding	14,477,000	14,477,000

See accompanying notes to consolidated financial statements

BIG CITY RADIO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine months ended September 30, 2002 and 2001

	2002	2001
Cash flows from operating activities:
Net loss from continuing operations	$(20,758,000)	$(23,071,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,126,000	3,748,000
Non cash interest	489,000	4,194,000
Non cash change in other comprehensive loss	—	9,000
Deferred income taxes	(47,000)	(46,000)
Impairment loss on goodwill	108,000	—
Loss on sale of fixed assets	28,000	2,000
Disposal of fixed assets	21,000	—
Change in operating assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	1,548,000	(466,000)
Interest receivable	12,000	35,000
Prepaid expenses and other current assets	(38,000)	486,000
Other assets	(58,000)	(26,000)
Increase (decrease) in liabilities:
Accounts payable	(732,000)	827,000
Accrued expenses	(790,000)	(530,000)
Interest payable	4,898,000	10,815,000
Other liability	(41,000)	133,000

Net cash used in operating activities	(14,234,000)	(3,890,000)

Cash flows from investing activities:
Purchase of property and equipment	(251,000)	(552,000)
Sales of marketable securities	11,921,000	1,895,000
Decrease in cash held in restricted investment	39,000	14,000
Cash received for disposal of fixed assets	295,000	22,000

Net cash provided by investing activities	12,004,000	1,379,000

Cash flows from financing activities:
Cash received from issuance of promissory note to related party	—	2,235,000

Net cash provided by financing activities	—	2,235,000

Cash flows from discontinued operations	(641,000)	(409,000)
Change in cash and cash equivalents	(2,871,000)	(685,000)
Cash and cash equivalents at beginning of period	3,194,000	862,000

Cash and cash equivalents at end of period	$323,000	$177,000

See accompanying notes to consolidated financial statements.

BIG CITY RADIO, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount
Balance at December 31, 2001	14,477,275	$145,000	$29,492,000	$(107,264,000)	$(77,627,000)
Net loss	—	—	—	(21,416,000)	(21,416,000)

Balance at September 30, 2002	14,477,275	$145,000	$29,492,000	$(128,680,000)	$(99,043,000)

See accompanying notes to consolidated financial statements

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation

The Company owns and operates radio stations in three of the largest radio markets in the United States. The Company’s radio broadcast properties are located in or adjacent to major metropolitan markets and utilize innovative engineering techniques and low-cost, ratings-driven operating strategies to develop these properties into successful metropolitan radio stations.

The Company owns HIH Acquisition, Inc.(“HIH”) which in turn owns United Publishers of Florida, Inc., (“UPF”) which published the Hispanic music trade magazine, “Disco,” operated a graphic design business and owns the LatinMusicTrends.com website. In response to the continued downturn in the music industry advertising marketplace, during June 2002, the Company ceased the operation of UPF, and wrote-off the remaining $108,000 of goodwill associated with UPF. As discussed in Note 6, this was treated as discontinued operations. The Company also owns Independent Radio Rep, LLC, an in-house rep firm to represent it in generating national Hispanic radio business.

The accompanying consolidated financial statements include the accounts of Big City Radio, Inc. and all its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the assumptions could prove to be inaccurate.

The accompanying interim consolidated financial statements have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the consolidated financial statements and related footnotes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 (the “2001 Form 10-K”). In the opinion of management all adjustments, consisting only of normal recurring adjustments, necessary to present fairly in all material respects the financial position of the Company as of September 30, 2002 and the results of its operations for the nine months ended September 30, 2002, and its cash flows for the nine months ended September 30, 2002 and 2001 have been included. The results of operations for the interim period are not necessarily indicative of the results which may be realized for the full year.

2.    Earnings Per Share

Basic earnings per share excludes all dilutive securities. It is based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that would occur if securities to issue common stock were exercised or converted into common stock. In calculating diluted earnings per share, no potential shares of common stock are included in the computation when a loss from continuing operations available to common stockholders exists. For the nine months ended September 30, 2002 and 2001, the Company had losses from continuing operations. The Company had antidilutive options amounting to 1,338,000 and 1,833,000 at September 30, 2002 and 2001, respectively, which were not included in the computation of diluted earnings per share. In addition, if an acquisition by any person, group of affiliated persons or entity of all of the stock of the Company or of all or substantially all of the assets of the

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company occurs on or prior to November 1, 2004 at a price of at least $4.00 per share of Class A Common Stock, the former stockholders of HIH will be entitled to receive 600,000 shares of the Company’s Class A Common Stock.

3.    Acquired Intangible Assets and Goodwill

The carrying amount of unamortized intangible assets are as follows (in thousands):

	December 31, 2001	September 30, 2002
Broadcast licenses	$76,955	$76,955
Goodwill	108	—

	$77,063	$76,955

The amortization expense on broadcast license was $0 and $2,207,000 for the nine months ended September 30, 2002 and 2001, respectively. The amortization expense on goodwill was $0 and $239,000 for the nine months ended September 30, 2002 and 2001, respectively.

The following table presents net loss (in thousands) and basic and diluted net loss per share as if the broadcast license and goodwill had not been amortized during the periods presented.

	For the Nine Months Ended September 30,
	2002	2001
Reported net loss	$(21,416)	$(23,518)
Add back: Goodwill amortization	—	239
Add back: Broadcast license amortization	—	2,207

Adjusted net loss	$(21,416)	$(21,072)

Basic and diluted net loss per share:
Reported net loss	$(1.48)	$(1.62)
Add back: Goodwill amortization	—	0.02
Add back: Broadcast license amortization.	—	0.15

Adjusted net loss	$(1.48)	$(1.45)

4.    Recent Accounting Pronouncements

Business Combinations and Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board or FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 requires that intangible assets with definite useful lives be amortized over their

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

The Company adopted SFAS No. 141 and SFAS No. 142 effective January 1, 2002. Any goodwill and any intangible asset determined to have an indefinite useful life that was acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 have been amortized through December 31, 2001.

SFAS No. 141 requires that upon adoption of SFAS No. 142, the Company evaluate its existing intangible assets and goodwill that was acquired in a prior purchase business combination, and make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company reassessed the useful lives and residual values of all intangible assets acquired in business combinations accounted for using the purchase method. In addition, to the extent the Company identified an intangible asset as having an indefinite useful life, the Company was required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss would have been measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle. No significant adjustments or impairment losses resulted from the adoption of SFAS No. 141 and SFAS No. 142.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required the Company to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. To accomplish this the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company compared the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. Any transitional impairment loss was required to be recognized as the cumulative effect of a change in accounting principle in the Company’s statement of earnings. No such loss resulted from the Company’s adoption of SFAS No. 142.

In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill and intangible assets (comprised of broadcast license) effective January 1, 2002. During the quarter ended March 31, 2002, the Company completed the transitional impairment test, which did not result in impairment of recorded intangible assets. In June 2002, the Company ceased the operation of UPF, and wrote off the remaining $108,000 of goodwill associated with UPF. As of September 30, 2002, the Company has no remaining unamortized goodwill, and has unamortized broadcast licenses in the amount of $76,955,000.

Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), which supersedes both SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (“SFAS No. 121”), and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (“Opinion 30”), for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. For example, SFAS No. 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, Goodwill and Other Intangible Assets.

The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the financial position, cash flows, or results of operations of the Company. The Company discontinued its publishing operations during June 2002. This was treated as a discontinued operation under SFAS No. 144.

In June 2002, the Financial Accounting Standards Board issued FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”) which nullifies Emerging Issues Task Force (EITF) Issue 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) (“Issue 94-3”).

The principal difference between this Statement and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. Under SFAS No. 146, a commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability.

The Company is required to adopt SFAS No. 146 on exit and disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company will adopt SFAS No. 146 on those transactions after December 31, 2002. As of the present day, the Company does not expect a material impact on the financial position, cash flow or results of operations of the Company in connection with adopting SFAS No. 146.

5.    Senior Discount Notes

Offering of Senior Discount Notes

The Company completed a private placement of $174.0 million aggregate principal amount, at maturity, of 11.25% Senior Discount Notes due 2005 (the “Notes”) on March 17, 1998 (the “Notes Offering”), generating approximately $125.4 million of gross proceeds for the Company of which the Company used approximately $32.6 million to repay outstanding indebtedness under its previous credit facility. The Company has used the proceeds of the Notes Offering to finance the acquisition costs of radio station properties and the remaining proceeds were used for general working capital purposes. On March 15, 2001, the Notes commenced accruing cash interest at 11.25% per annum. Semi-annual cash interest payments of $9.8 million commenced on September 15, 2001. (For a discussion of the Company’s current liquidity issues, including events of default under the Indenture governing the Notes and the acceleration of the principal of and interest on the Notes, see Note 7 below.)

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsidiary Guarantors

Pursuant to the terms of the indenture relating to the Notes (the “Indenture”), the direct subsidiaries of Big City Radio, Inc.—consisting of Odyssey Traveling Billboards, Inc., Big City Radio-NYC, L.L.C., Big City Radio-LA, L.L.C., Big City Radio-CHI, L.L.C. (collectively, the “Subsidiary Guarantors”) have, jointly and severally, fully and unconditionally guaranteed the obligations of Big City Radio, Inc. with respect to the Notes.

All of the then existing Subsidiary Guarantors except Odyssey Traveling Billboards, Inc. (the “Station Subsidiaries”), were created in December 1997 as special purpose Delaware limited liability companies formed for the sole purpose of holding the Company’s Federal Communications Commission (“FCC”) radio licenses. The operating agreements for the Station Subsidiaries limit the activities of these companies to owning the FCC radio licenses. Odyssey Traveling Billboards, Inc. owns and operates certain vehicles used to advertise for the Company’s radio stations. Because the Station Subsidiaries have entered into assignment and use agreements with the Company whereby the Company manages and directs the day-to-day operations of the radio stations, pays all expenses and capital costs incurred in operating the radio stations, and retains all advertising and other receipts collected in operating the radio stations, the Station Subsidiaries have no income or expenses other than the amortization of the FCC licenses. Odyssey Traveling Billboards, Inc. is similarly a special purpose corporation with no income and only expenses.

The covenants in the Notes and the Indenture do not restrict the ability of the Station Subsidiaries to make cash distributions to the Company.

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Set forth below is certain condensed consolidating and consolidated financial information for the parent company, Big City Radio, Inc. and for the Subsidiary Guarantors, with consolidation adjustments, as of September 30, 2002 and for the nine months ended September 30, 2001 and 2002.

Consolidating Balance Sheet

September 30, 2002

	Parent	Subsidiary Guarantors	Sub-Total	Consolidation Adjustments	Consolidated
Assets
Current assets:
Cash and cash equivalents	$3,402,000	$—	$3,402,000	$—	$3,402,000
Cash held in investment, restricted	1,297,000	—	1,297,000	—	1,297,000
Accounts receivable, net of allowance	2,269,000	—	2,269,000	—	2,269,000
Interest receivable	9,000	—	9,000	—	9,000
Prepaid expenses and other current assets.	640,000	—	640,000	—	640,000

Total current assets	7,617,000	—	7,617,000	—	7,617,000
Property and equipment, net	3,970,000	—	3,970,000	—	3,970,000
Investment in, and advances to subsidiaries.	76,955,000	—	76,955,000	(76,955,000)	—
Intangibles, net	—	76,955,000	76,955,000	—	76,955,000
Deferred financing fees, net	1,605,000	—	1,605,000	—	1,605,000
Other assets	170,000	—	170,000	—	170,000

Total assets	$90,317,000	$76,955,000	$167,272,000	$(76,955,000)	$90,317,000

Liabilities and Stockholders’ Equity (Deficiency)
Accounts payable	$696,000	$—	$696,000	$—	$696,000
Accrued expenses	1,198,000	—	1,198,000	—	1,198,000
Interest payable	10,771,000	—	10,771,000	—	10,771,000
Senior discount notes	174,000,000	—	174,000,000	—	174,000,000
Other current liabilities	69,000	—	69,000	—	69,000

Total current liabilities	186,734,000	—	186,734,000	—	186,734,000

Long-term liabilities:
Deferred income tax liabilities and other long-term liabilities	2,626,000	—	2,626,000	—	2,626,000
Intercompany balances	—	88,558,000	88,558,000	(88,558,000)	—

Total long-term liabilities	2,626,000	88,558,000	91,184,000	(88,558,000)	2,626,000

Stockholders’ equity (deficiency):
Preferred and common stock, and additional paid-in capital	29,637,000	—	29,637,000	—	29,637,000
Accumulated deficit	(128,680,000)	(11,603,000)	(140,283,000)	11,603,000	(128,680,000)

Total liabilities and stockholders’ equity (deficiency)	$90,317,000	$76,955,000	$167,272,000	$(76,955,000)	$90,317,000

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Statement of Operations

Nine months ended September 30, 2001

	Parent	Subsidiary Guarantors	Sub-Total	Consolidation Adjustments	Consolidated
Gross revenues	$17,508,000	$—	$17,508,000	$—	$17,508,000
Less commissions and fees	1,803,000	—	1,803,000	—	1,803,000

Net revenues	15,705,000	—	15,705,000	—	15,705,000
Operating expenses:
Station operating expenses, excluding depreciation and amortization	16,731,000	—	16,731,000	—	16,731,000
Internet operating expenses, excluding depreciation and amortization	421,000	—	421,000	—	421,000
Corporate, general and administrative expenses	2,752,000	—	2,752,000	—	2,752,000
Depreciation and amortization	1,541,000	2,207,000	3,748,000	—	3,748,000

Total operating expenses	21,445,000	2,207,000	23,652,000	—	23,652,000
Operating loss	(5,740,000)	(2,207,000)	(7,947,000)	—	(7,947,000)
Other income (expenses):
Interest income	42,000	—	42,000	—	42,000
Interest expense	(15,016,000)	—	(15,016,000)	—	(15,016,000)
Other, net	(197,000)	—	(197,000)	—	(197,000)

Total operating expenses	(15,171,000)	—	(15,171,000)	—	(15,171,000)
Loss from continuing operations before income tax benefit, and equity in losses of Subsidiary Guarantors	(20,911,000)	(2,207,000)	(23,118,000)	—	(23,118,000)
Income tax benefit, net	47,000	—	47,000	—	47,000

Loss before equity in losses of Subsidiary Guarantors	(20,864,000)	(2,207,000)	(23,071,000)	—	(23,071,000)
Equity in net losses of Subsidiary Guarantors	(2,207,000)	—	(2,207,000)	2,207,000	—
Loss on discontinued publishing operations	(447,000)	—	(447,000)	—	(447,000)

Net loss	$(23,518,000)	$(2,207,000)	$(25,725,000)	$2,207,000	$(23,518,000)

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Statement of Operations

Nine Months Ended September 30, 2002

	Parent	Subsidiary Guarantors	Sub-Total	Consolidation Adjustments	Consolidated
Gross revenues	$11,282,000	$—	$11,282,000	$—	$11,282,000
Less commissions and fees	1,055,000	—	1,055,000	—	1,055,000

Net revenues	10,227,000	—	10,227,000	—	10,227,000

Operating expenses:
Station operating expenses, excluding depreciation and amortization	12,026,000	—	12,026,000	—	12,026,000
Corporate, general and administrative expenses	2,816,000	—	2,816,000	—	2,816,000
Depreciation and amortization	1,126,000	—	1,126,000	—	1,126,000

Total operating expenses	15,968,000	—	15,968,000	—	15,968,000
Operating loss	(5,741,000)	—	(5,741,000)	—	(5,741,000)

Other income (expenses):
Interest income	128,000	—	128,000	—	128,000
Interest expense	(15,181,000)	—	(15,181,000)	—	(15,181,000)
Other, net	(11,000)	—	(11,000)	—	(11,000)

Total operating expenses	(15,064,000)	—	(15,064,000)	—	(15,064,000)
Loss from continuing operations before income tax benefit, and equity in losses of Subsidiary Guarantors	(20,805,000)	—	(20,805,000)	—	(20,805,000)
Income tax benefit, net	47,000	—	47,000	—	47,000

Loss before equity in losses of Subsidiary Guarantors	(20,758,000)	—	(20,758,000)	—	(20,758,000)
Equity in net losses of Subsidiary Guarantors	—	—	—	—	—
Loss on discontinued publishing operations	(658,000)	—	(658,000)	—	(658,000)

Net loss	$(21,416,000)	$—	$(21,416,000)	$—	$(21,416,000)

This summarized financial information for the Subsidiary Guarantors has been prepared from the books and records maintained by the Subsidiary Guarantors and the Company. The summarized financial information may not necessarily be indicative of the results of operations or financial position had the Subsidiary Guarantors operated as independent entities.

6.    Discontinued Operations

During June 2002, the Company discontinued the operation of UPF (which was comprised solely of publishing operations), and wrote off the remaining $108,000 of goodwill associated with its acquisition. The decision to terminate publishing operations was made in response to the continued downturn in the music industry advertising marketplace. As UPF’s publishing operation represented the only publishing operations of Big City Radio, Inc., the Company’s consolidated financial statements for all periods presented have been adjusted to reflect the publishing operations as discontinued operations in accordance with SFAS No. 144.

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information for the discontinued operations is as follows:

	Nine Months Ended September 30,
	2002	2001
Revenues	$138,000	$360,000

	September 30, 2002	December 31, 2001
Property and equipment, net	$—	$90,000
Intangible, net	—	108,000

Net assets—discontinued operations	$—	$198,000

During the quarter ended June 30, 2002, the Company transferred $78,000 of property and equipment previously from the discontinued operations to the continuing operations, no liabilities of the discontinued operations remained.

7.    Liquidity and Going Concern

As is described more fully below, events of default exist under the Indenture governing the Company’s Notes and the Company has entered into a Forbearance Agreement, as amended, with the holders of approximately $128 million principal amount at maturity of the Notes, although the Forbearance Agreement will not prevent the trustee under the Indenture or note-holders that are not parties to the Forbearance Agreement from pursuing remedies under the Indenture, as provided therein.

The Company has incurred substantial net losses since inception primarily due to the broadcast cash flow deficits of the start up of its radio stations. In addition, since the majority of its broadcast properties are in stages of development, either as a result of pending FCC applications or appeals thereof that, if granted, will permit the Company to effect engineering enhancements or upgrades, or as a result of having recently changed formats, the Company expects to generate significant net losses for the foreseeable future. In addition, because of the Company’s substantial indebtedness, a significant portion of the Company’s broadcast cash flow is required for debt service. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Furthermore, on November 4, 2002, the Company announced its intention to auction its stations. No assurances can be provided that the Company will be successful in selling the stations at all or selling the stations at prices sufficient to pay the principal of, and accrued and unpaid interest on, the Notes. In the absence of successful sales, the Company will consider other strategic alternatives, including filing for protection under the United States bankruptcy laws. No adjustments have been made in the accompanying unaudited consolidated financial statements as a result of these uncertainties.

During April 2001, the Company made a request of its bank lender that the Company be permitted to draw down on its Revolving Credit Facility. The lender declined to permit the Company to draw on this Revolving Credit Facility due to the Company’s lack of compliance with a covenant that required that the Company’s consolidated financial statements for the year ended December 31, 2000 be reported on by the Company’s independent accountants without a “going concern or like qualification or exception.” As a result of its inability to draw on the Revolving Credit Facility, the Company issued a promissory note (the “Affiliate Promissory Note”) on May 8, 2001 to borrow up to $5,000,000 from Stuart Subotnick, a majority shareholder, in order to meet the Company’s short-term working capital needs. All amounts payable under the Promissory Note were repaid on October 12, 2001 from proceeds available from the Bridge Loan (as defined below).

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash interest commenced accruing on the Company’s Notes on March 15, 2001 and semi-annual payments commenced on September 15, 2001. The Company failed to make the initial interest payment on September 15, 2001. However, under the terms of the Indenture, there is a grace period of thirty days in which to pay the interest due. On October 12, 2001, the Company obtained the Bridge Loan, and used the proceeds from borrowing under the Bridge Loan to pay the September 15, 2001 Note interest payment and applicable additional interest, and to repay the indebtedness and accrued interest on the Affiliate Promissory Note.

On October 31, 2001, the Company completed the sale of its four Phoenix radio stations to Hispanic Broadcasting Corporation for a cash purchase price of $34 million, which resulted in a gain of $2.3 million. The Company used a portion of the proceeds from this sale to repay indebtedness under the Bridge Loan and has been using the remainder of the sale proceeds to fund ongoing operations. However, because of the Company’s substantial indebtedness, the remainder of the Phoenix stations sales proceeds was required for the March 15, 2002 semi-annual interest payment and to fund ongoing operations. Moreover, the Company did not have the necessary cash resources to make the September 15, 2002 interest payment of $9.8 million on the Notes. The Company had available approximately $3.4 million of cash, cash equivalents and marketable securities at September 30, 2002. The grace period with respect to the non-payment of interest lapsed on October 15, 2002, thereby resulting in an event of default under the Indenture governing the Notes. On October 17, 2002, certain holders of the Company’s Notes delivered notice to the Company declaring the principal and interest on all of the Notes to be immediately due and payable.

Furthermore, the Indenture permits the Company to reinvest the net proceeds from the sale of the Phoenix stations in broadcast assets for a period of up to one year from the date of this asset sale. Thereafter, any portion of the approximately $18 million of net proceeds which remained after the repayment of the Bridge Loan that were not reinvested in broadcast assets were required to be used to make an offer to repurchase the Notes. As described above, the Company used a portion of the net proceeds to repay indebtedness under the Bridge Loan and has been using the remainder of the sale proceeds to fund the March 15, 2002 semi-annual interest payment and ongoing operations. The Company did not make an offer to repurchase the Notes, because it does not have sufficient cash resources to consummate such an offer. As a result, an event of default has occurred under the Indenture governing the Notes.

The Company has evaluated its strategic alternatives and the most efficient use of its capital, including, without limitation, the sale of the Company’s broadcast assets and, depending on market conditions, debt and/or equity financing and purchasing, restructuring, recapitalizing, refinancing or otherwise retiring certain of the Company’s securities in the open market or by other means, in each case subject to the restrictions contained in the Indenture governing the Notes. As a result, on November 4, 2002 the Company announced it had retained Jorgenson Broadcast Brokerage to market and conduct an auction of all of the Company’s radio stations.

Proceeds from any sales of the stations will be utilized first to pay the principal of, and accrued and unpaid on, the Notes. The sale of any of the stations will be subject to the approval of the Company’s Board of Directors as well as the approval of the FCC. If the sale of the stations constitutes a sale of all or substantially all of the assets of the Company, then the station sale will be subject to shareholder approval.

No assurances can be provided that the Company will be successful in selling the stations at all or selling the stations at prices sufficient to pay the principal of, and accrued and unpaid interest on, the Notes. In the absence of successful sales, the Company will consider other strategic alternatives, including filing for protection under the United States bankruptcy code. In addition, because an event of default exists under the Company’s

BIG CITY RADIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Indenture, the Company could also be subject to an involuntary filing under the bankruptcy code. No adjustments have been made in the accompanying unaudited consolidated financial statements as a result of these uncertainties.

The Company, the Subsidiary Guarantors and the holders of approximately $128 million principal amount at maturity of the Notes entered into a Forbearance Agreement on November 13, 2002. The Forbearance Agreement was amended as of January 14, 2003. Under the Forbearance Agreement, as amended, the signatory note-holders have agreed to forbear, through March 31, 2003, from taking, initiating or continuing any action to enforce the Company’s payment obligations under the Notes (including, without limitation, any involuntary bankruptcy filing against the Company) or against any property, officers, directors, employees or agents of the Company to collect on or enforce payment of any indebtedness or obligations, or to otherwise assert any claims or causes of action seeking payment under the Notes, in each case arising under or relating to the payment default or the default arising from the failure to make the required offer to repurchase Notes or other existing defaults known to the signatory note-holders as of the date thereof. The Company agreed to conduct the auction of its stations in a good faith manner designed to sell the assets as soon as practicable for cash consideration in an amount at least sufficient to satisfy the Notes. In the event that the signatory note-holders reasonably believe that the Company is not conducting the auction process in good faith or is not operating or managing the business and financial affairs of the Company in good faith in the ordinary course and consistent with past practices, they may notify the Company in writing and may elect to terminate the Forbearance Agreement. The Company further agreed not to pay, discharge or satisfy any liability or obligation except for obligations reflected on the Company’s balance sheet as of December 31, 2001 or incurred in the ordinary course since that date which are paid, discharged or satisfied for fair and equivalent value in the ordinary course of business and consistent with past practices. The Forbearance Agreement will not prevent the trustee under the Indenture or note-holders that are not parties to the Forbearance Agreement from pursuing remedies under the Indenture, as provided therein.

8.    Other Transactions

On December 23, 2002, Big City Radio, Inc., a Delaware corporation (“Big City”), and its license holding subsidiary, Big City Radio-LA, L.L.C, entered into an asset purchase agreement to sell radio broadcast stations KVYY-FM, licensed to Ventura, California, KLYY-FM, licensed to Arcadia, California and KSYY-FM, licensed to Fallbrook, California (collectively, the “Los Angeles Stations”), to Entravision Communications Corporation, a Delaware corporation (“Entravision”), for $100 million in cash and approximately 3.77 million shares of Entravision’s Class A common stock. The transaction is subject to customary closing conditions, including the receipt of the approval of the Federal Communications Commission (“FCC”) for the transfer of the FCC licenses of the Los Angeles Stations. The shares of Entravision’s Class A common stock when issued and delivered to Big City will be registered under the Securities Act of 1933, as amended, under a Registration Statement on Form S-4. In addition, Big City Radio-LA, L.L.C. and Entravision will enter into a time brokerage agreement upon the earlier of expiration or termination of any waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The time brokerage agreement will permit Entravision to broadcast Entravision’s programming over the Los Angeles Stations pending the consummation of the asset sale.

On December 30, 2002, Big City and its license holding subsidiary, Big City Radio-NY, L.L.C., entered into an asset purchase agreement to sell radio broadcast stations WYNY-FM, licensed to Briarcliff Manor, New York, WWZY-FM, licensed to Long Branch, New Jersey, WWXY-FM, licensed to Hampton Bays, New York, and WWYY-FM, licensed to Belvidere, New Jersey, to Nassau Broadcasting Holdings, Inc., a New Jersey corporation, for $43 million in cash. The transaction is subject to customary closing conditions, including the receipt of the approval of the FCC for the transfer of the FCC licenses of the stations.

COMPANY NAME

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On December 31, 2002, Big City and its license holding subsidiary, Big City-CHI, L.L.C., entered into an asset purchase agreement to sell radio broadcast stations WDEK-FM, licensed to De Kalb, Illinois, WKIE-FM, licensed to Arlington Heights, Illinois and WKIF-FM, licensed to Kankakee, Illinois (collectively, the “92 Stations”), to Spanish Broadcasting System of Illinois, Inc., a Delaware corporation (“SBS”), for $22 million in cash. Big City Radio-CHI, L.L.C. and Spanish Broadcasting System of Illinois, Inc. entered into a time brokerage agreement which will permit Spanish Broadcasting System of Illinois to broadcast the programming of Spanish Broadcasting System of Illinois over these stations pending consummation of the asset sale. The transaction is subject to customary closing conditions, including the receipt of the approval of the FCC for the transfer of the FCC licenses of the stations.

On January 2, 2003, Big City Radio and its license holding subsidiary, Big City Radio-CHI, L.L.C., entered into an asset purchase agreement to sell radio broadcast station WXXY-FM, licensed to Highland Park, Illinois, to HBC Illinois, Inc., a Delaware corporation and an affiliate of Hispanic Broadcasting Corporation, for $32,875,000 in cash. On January 10, 2003, Big City Radio-CHI, L.L.C. and HBC Illinois entered into a time brokerage agreement, which will permit HBC Illinois to broadcast the programming of HBC Illinois over WXXY-FM pending the consummation of the asset sale. Big City Radio, Big City Radio-CHI, L.L.C. and HBC Illinois also entered into an amendment to the asset purchase agreement to reflect the time brokerage agreement between the parties. HBC Illinois has entered into an agreement with Superior Broadcasting of Chicago, LLC whereby, upon the closing of the asset sale between Big City Radio and HBC Illinois, Superior Broadcasting will hold the FCC licenses and certain other assets of the newly acquired station and HBC Illinois will program the station under a time brokerage agreement. Superior Broadcasting and HBC License Corporation have entered into an option agreement by which HBC License Corporation has an option to purchase the FCC licenses and certain assets used by the station, subject to prior FCC consent. Upon completion of Hispanic Broadcasting Corporation’s proposed merger with Univision Communications Inc., it is anticipated that Superior Broadcasting will file an application with the FCC requesting consent to the assignment of the station’s FCC licenses to HBC License Corporation. The sale contemplated by the asset purchase agreement with HBC Illinois is subject to customary closing conditions, including the receipt of the approval of the FCC for the transfer of the FCC licenses of the stations.

Annex A

ASSET PURCHASE AGREEMENT

BY AND AMONG

BIG CITY RADIO, INC.,

BIG CITY RADIO-LA, L.L.C.

as Seller,

and

ENTRAVISION COMMUNICATIONS CORPORATION,

as Purchaser

Dated as of December 23, 2002

ii

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of the 23rd day of December, 2002, by and among BIG CITY RADIO, INC., a Delaware corporation (“BCR”), BIG CITY RADIO-LA, L.L.C., a Delaware limited liability company (“BCR License Sub”; BCR, together with BCR License Sub, “Seller”), and ENTRAVISION COMMUNICATIONS CORPORATION, a Delaware corporation (“Purchaser”).

WHEREAS, Seller is the licensee of the following radio broadcast stations (collectively the “Stations”): KVYY-FM, licensed to Ventura, California; KLYY-FM, licensed to Arcadia, California; and KSYY-FM, licensed to Fallbrook, California;

WHEREAS, Seller owns the assets which are used in the operation of the Stations; and

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, certain of the radio station properties and assets relating to the Stations as described herein under the terms and conditions herein set forth.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1.
DEFINITIONS AND REFERENCES

Capitalized terms used herein without definition shall have the respective meanings assigned thereto in Annex I attached hereto and incorporated herein for all purposes of this Agreement (such definitions to be equally applicable to both the singular and plural forms of the terms defined). Unless otherwise specified, all references herein to “Articles” or “Sections” are to Articles or Sections of this Agreement. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.

ARTICLE 2.
PURCHASE AND SALE

2.1.    Purchase and Sale of Assets.

Subject to the conditions set forth in this Agreement, at the Closing, Seller shall assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase and accept from Seller, all right, title and interest of Seller in and to all of the assets relating to the Stations (the “Purchased Assets”), free and clear of all Liens (other than Permitted Liens), including:

2.1.1.  FCC Licenses.

All licenses, construction permits or authorizations issued by or pending before the FCC for use in the operation of the Stations that are set forth on Schedule 2.1.1 attached hereto, together with any and all renewals, extensions and modifications thereof (the “FCC Licenses”).

2.1.2.  Leased Transmitter Sites.

The leasehold interests of Seller at each of the sites described on Schedule 2.1.2 hereto (the “Leased Transmitter Sites”).

2.1.3.  Transmitter Equipment.

The broadcast towers, antennas, main and back-up transmitters and generators, STLs and other tangible personal property owned by Seller and located, or otherwise held for use, at the Leased Transmitter Sites, together with replacements thereof and additions thereto made between the date hereof and the Closing.

2.1.4.  Studio Sites.

The leasehold interests of Seller at each of the sites described on Schedule 2.1.4 hereto (the “Studio Sites”).

2.1.5.  Studio Equipment.

All studio equipment, production and imaging equipment, office equipment, furniture, vehicles and other items of tangible personal property owned by Seller and used, or held for use, in the operation of the Stations, together with replacements thereof and additions thereto made between the date hereof and the Closing.

2.1.6.  Certain Intangible Property.

All intellectual property of Seller related to the operation of the Stations, including promotional materials, tapes, record libraries, the call letters, Marti frequencies trademarks, trade names, copyrights, internet domain names and similar items of intellectual property of the Stations, including all of Seller’s rights to use the trade name “Viva 107.1”, and including all of Seller’s rights to use the trade names “Viva” and “Viva Alternativa” in any of the geographic areas served by the Stations as of the date hereof.

2.1.7.  Business Records.

Unless as may be otherwise required by law, the books and records related to the Purchased Assets, such as property tax records, logs, all materials maintained in the FCC public file relating to the Stations, technical data, political advertising records and all other records, correspondence with and documents pertaining to governmental authorities and similar third parties (the “Business Records”).

2.2.    Excluded Assets.

Notwithstanding the terms of Section 2.1, Seller shall not assign, transfer, convey or deliver to Purchaser, and Purchaser shall not purchase and accept, and the Purchased Assets shall not include, any of Seller’s right, title and interest in and to any of the following assets (the “Excluded Assets”):

2.2.1.  Cash.

All cash and cash equivalents of Seller or the Stations on hand on the day immediately preceding the Closing Date.

2.2.2.  Accounts Receivables.

Any accounts receivable, notes receivable or other receivables of Seller (including Tax refunds).

2.2.3.  Deposits and Prepaid Expenses.

All deposits and prepaid expenses of the Stations.

2.2.4.  Certain Books and Records.

Seller’s corporate seal, minute books, charter documents corporate stock record books and other books and records that pertain to the organization of Seller.

2.2.5.  Securities.

All securities of any kind owned by Seller.

2.2.6.  Insurance.

All insurance contracts or proceeds thereof.

2.2.7.  Time Sales Agreements.

All time sales agreements or barter rights of the Stations.

2.2.8.  Pre-Closing Claims.

All claims arising out of acts occurring prior to the Closing Date, or claims that relate to the period prior to the Closing Date.

2.2.9.  Rights Under this Agreement.

All of the rights of Seller under or pursuant to this Agreement or any other rights in favor of Seller pursuant to the other agreements contemplated hereby or thereby.

2.2.10.  Employee Benefit Plans.

All pension, profit sharing, retirement, bonus, medical, dental, life, accident insurance, disability, executive or deferred compensation, and other similar fringe or employee benefit plans.

2.2.11.  Name.

All rights to the name “Big City” and “Big City Radio” and any logo or variation thereof and the goodwill associated therewith, and all rights of Seller to the trade name “Viva” and any derivatives thereof except to the extent set forth in Section 2.1.6.

2.3.    Assumed Contracts.

At the Closing, Purchaser shall assume the obligations of Seller for periods on and after the Closing Date under the agreements set forth on Schedule 2.3 hereof (the “Assumed Contracts”), and Purchaser agrees to pay and perform the Assumed Contracts from and after the Closing Date.

2.4.    No Liabilities.

Except as specifically set forth in Section 2.3 above, Purchaser does not assume, and shall in no event be liable for, any Liability of the Stations or Seller, including the following Liabilities:

2.4.1.  Liabilities Related to the Excluded Assets.

Any Liabilities of Seller incurred, arising from or out of, in connection with or as a result of claims made by or against Seller with respect to the Excluded Assets.

2.4.2.  Liabilities Prior to the Closing Date.

Except as provided in the Time Brokerage Agreement, any Liabilities incurred, arising from or out of, in connection with or as a result of the operation of the Stations or the ownership or use of the Purchased Assets prior to the Closing Date, and any Liabilities incurred, arising from or out of, in connection with or as a result of Seller’s operations of any assets other than the Stations, the condition of Seller’s other assets or places of business prior to the Closing Date.

2.4.3.  Taxes.

Any Liabilities of Seller for any Taxes.

2.4.4.  Employees.

Any Liabilities to former or current officers, directors, employees, shareholders or Affiliates of Seller, including any Liabilities of Seller in connection with any employment agreements or contracts, employee benefit plans or collective bargaining, labor or employment agreements or other similar arrangements or obligations in respect of retiree health benefits.

2.4.5.  Liabilities Related to this Agreement.

Any Liabilities of Seller incurred, arising from or out of, or in connection with this Agreement, the transactions contemplated hereby, or the events or negotiations leading up to this Agreement.

2.4.6.  Accounts Payable.

Seller’s accounts payable as of the Closing.

2.4.7.  Litigation.

Any existing, pending or future litigation of Seller related to any of the Liabilities set forth in this Section 2.4 or otherwise incurred, arising out of, or related to events occurring prior to the Closing Date, including the litigation set forth on Schedule 4.12.

ARTICLE 3.
ESCROW DEPOSIT; PURCHASE PRICE; CLOSING

3.1.     Escrow Deposit.

For and in partial consideration of the execution and delivery of this Agreement, within one (1) Business Day after the execution and delivery of this Agreement, Purchaser shall deposit in escrow with United Bank, 1667 K Street, N.W., Washington, D.C. 20006 (the “Deposit Escrow Agent”), an amount equal to One Million Dollars ($1,000,000) in cash, said amount to be held as an earnest money deposit (the “Deposit”), in accordance with the terms and conditions of this Agreement and the Deposit Escrow Agreement dated as of the date hereof among Purchaser, Seller and the Deposit Escrow Agent (the “Deposit Escrow Agreement”).

3.2.     Purchase Price.

3.2.1.  The aggregate consideration to be paid by Purchaser for the Purchased Assets shall consist of the Cash Payment and the Shares (collectively, the “Purchase Price”). Purchaser shall pay the Purchase Price to Seller at Closing in the manner set forth in Section 3.2.2.

3.2.2.  At the Closing, (a) Purchaser shall pay One Hundred Million Dollars ($100,000,000) in cash (the “Cash Payment”) to Seller by wire transfer of immediately available funds to an account or accounts identified by Seller in writing at least three (3) Business Days prior to Closing; and (b) Purchaser shall deliver to Seller a stock certificate or stock certificates evidencing Three Million Seven Hundred Sixty-Six Thousand Four Hundred Seventy-Eight (3,766,478) shares of Class A Common Stock, par value $.0001 per share, of Purchaser (the “Shares”) free and clear of all Liens and restrictions on transfer; provided, however, that the number of Shares shall be adjusted to reflect any stock dividends, combinations, splits or similar recapitalization events occurring or having occurred between the date of this Agreement and the Closing with respect to the Class A Common Stock of Purchaser.

3.3.     Time of Closing.

The closing for the sale and purchase of the Purchased Assets (the “Closing”) shall be held at the offices of Hogan & Hartson L.L.P., 8300 Greensboro Drive, Suite 1100, McLean, Virginia 22102 (or such other place as may be agreed upon by the parties in writing). Subject to the satisfaction or waiver of the conditions precedent set forth in Article 7 and Article 8 of this Agreement, the Closing shall occur on such date (the “Closing Date”) that is the fifth (5th) Business Day after the date on which the FCC Order shall have been granted. The Closing shall be deemed to be effective as of 12:01 a.m. on the Closing Date.

3.4.     Closing Procedures.

At the Closing, Seller shall deliver to Purchaser such bills of sale, instruments of assignment, transfer and conveyance and similar documents as Purchaser shall reasonably request. Against such delivery, Purchaser shall (a) pay the Cash Payment to Seller in accordance with Section 3.2 above, (b) deliver a stock certificate or stock certificates evidencing the Shares to Seller in accordance with Section 3.2 above, and (c) execute and deliver an assumption agreement with respect to the Assumed Contracts in a form reasonably acceptable to both Seller and Purchaser. Each party will cause to be prepared, executed and delivered all other documents required to be delivered by such party pursuant to this Agreement and all other appropriate and customary documents as another party or its counsel may reasonably request for the purpose of consummating the transactions contemplated by this Agreement. All actions taken at the Closing shall be deemed to have been taken simultaneously at the time the last of any such actions is taken or completed.

3.5.     Allocation of Purchase Price.

3.5.1.  Seller and Purchaser each represent, warrant, covenant, and agree with each other that the Purchase Price shall be allocated among the classes of Purchased Assets for each Station for all purposes (including financial, accounting and Tax purposes), as agreed by the parties within sixty (60) days after the date hereof. If Seller and Purchaser are unable to agree on such allocation within sixty (60) days following execution of this Agreement, Seller and Purchaser agree to retain a nationally recognized appraisal firm experienced in valuing radio broadcast properties which is mutually acceptable to Seller and Purchaser (the “Appraisal Firm”) to appraise the classes of Purchased Assets of each Station. The Appraisal Firm shall be instructed to perform an appraisal of the classes of Purchased Assets of each Station and to deliver a report to Seller and Purchaser as soon as reasonably practicable. Purchaser shall pay the fees, costs and expenses of the Appraisal Firm whether or not the transactions contemplated hereby are consummated.

3.5.2.  Seller and Purchaser agree, pursuant to Section 1060 of the Code, that the Purchase Price shall be allocated in accordance with this Section 3.5, and that all Tax returns and reports shall be filed consistent with such allocation. Notwithstanding any other provision of this Agreement, the provisions of this Section 3.5 shall survive the Closing Date without limitation.

3.6.     Prorations.

3.6.1.  Subject to the terms and conditions of the Time Brokerage Agreement, all items of income and expense arising directly from the operation of the Stations with respect to the Purchased Assets and the Assumed Contracts on or before the close of business on the Closing Date shall be for the account of Seller and thereafter shall be for the account of Purchaser. Proration of the items described below between Seller and Purchaser shall be effective as of 11:59 p.m., local time, on such date and shall occur as follows with respect to those rights, liabilities and obligations of Seller transferred to and assumed by Purchaser hereunder.

3.6.2.  Subject to the terms and conditions of the Time Brokerage Agreement, liability for state and local Taxes assessed on the Purchased Assets payable with respect to the tax year in which the Closing Date falls and the annual FCC regulatory fees for the Stations payable with respect to the year in which the Closing Date falls shall each be prorated as between Seller and Purchaser on the basis of the number of days of the Tax year elapsed to and including the Closing Date.

3.6.3.  Subject to the terms and conditions of the Time Brokerage Agreement, prepaid items, deposits, credits and accruals such as water, electricity, telephone, other utility and service charges, lease expenses, license fees (if any) and payments under any contracts or utility services to be assumed by Purchaser shall be prorated between Seller and Purchaser on the basis of the period of time to which such liabilities, prepaid items and accruals apply.

3.6.4.  All prorations shall be made and paid insofar as feasible on the Closing Date; any prorations not made on such date shall be made as soon as practicable (not to exceed ninety (90) days) thereafter. Seller and Purchaser agree to assume, pay and perform all costs, liabilities and expenses allocated to each of them pursuant to this Section 3.6.

ARTICLE 4.
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as follows:

4.1.     Organization; Good Standing.

BCR License Sub is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware. BCR is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has all requisite power and authority to own and lease its properties and carry on its business as currently conducted.

4.2.     Due Authorization.

Subject to the FCC Order and any requisite approval of BCR’s stockholders, Seller has full power and authority to enter into and perform this Agreement, the Deposit Escrow Agreement and the Time Brokerage Agreement and to carry out the transactions contemplated hereby and thereby. Subject to obtaining any requisite approval of BCR’s stockholders, Seller has taken all necessary action to approve the execution and delivery of this Agreement, the Deposit Escrow Agreement and the Time Brokerage Agreement and the transactions contemplated hereby and thereby. This Agreement, the Deposit Escrow Agreement and the Time Brokerage Agreement each constitutes the legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as may be limited by the availability of equitable remedies or by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally. All approvals of Seller’s stockholders required to be obtained by Seller in connection with the execution, delivery and performance by Seller of this Agreement and the transactions contemplated hereby, will be obtained in compliance in all material respects with applicable Laws, including the Delaware General Corporation Law.

4.3.     Execution and Delivery.

Except as set forth on Schedule 4.3 hereto, neither the execution and delivery by Seller of this Agreement, the Deposit Escrow Agreement or the Time Brokerage Agreement nor the consummation by Seller of the transactions contemplated hereby or thereby will: (a) conflict with or result in a breach of any provisions of Seller’s organizational documents; (b) subject to the FCC Order and compliance with the HSR Act, violate any Law or Order of any court or Governmental Authority, which violation would have a Material Adverse Effect; or (c) violate or conflict with or constitute a default under (or give rise to any right of termination, cancellation or acceleration under), or result in the creation of any Lien on any of the Purchased Assets pursuant to, any material agreement, indenture, mortgage or other instrument to which Seller is a party or by which it or its assets may be bound or affected.

4.4.     Governmental Approvals.

No approval, authorization, consent, order or other action of, or filing with, any court or Governmental Authority is required in connection with the execution and delivery by Seller of this Agreement, the Deposit Escrow Agreement or the Time Brokerage Agreement or the consummation of the transactions contemplated hereby or thereby, other than those of the FCC and those required under the HSR Act.

4.5.     Title to Personal Property.

Except for leased property, Seller is the sole and exclusive legal owner of all right, title and interest in, and has good and marketable title to, all of the Purchased Assets constituting personal property, free and clear of all Liens except (a) Permitted Liens, (b) Liens which will be released on or prior to the Closing, or (c) the Assumed Contracts. To Seller’s knowledge, there are no Liens on the Purchased Assets which will need to be released on or prior to the Closing Date.

4.6.     Transmitter and Studio Sites.

4.6.1.  Seller has valid, binding and enforceable leasehold interests, which are free and clear of all Liens except for Permitted Liens, in and to the Leased Transmitter Sites and Studio Sites.

4.6.2.  Seller has not received any notice of, and has no knowledge of, any violation of any zoning, building, health, fire, water use or similar Law in connection with the Leased Transmitter Sites or Studio Sites. To the knowledge of Seller, no fact or condition exists which would result in the termination or impairment of access of the Stations to the Leased Transmitter Sites or the Studio Sites or discontinuation of necessary sewer, water, electrical, gas, telephone or other utilities or services.

4.7.     Tangible Personal Property.

   Schedule 4.7 sets forth a list, complete and accurate in all material respects, of the Purchased Assets which consist of tangible personal property. All of such tangible personal property, viewed as a whole and not on an asset by asset basis, are in good condition and working order, ordinary wear and tear excepted, and are suitable for the uses for which intended, free from any known defects except such minor defects that do not interfere with the continued present use thereof by Seller.

4.8.     FCC Licenses.

   Schedule 2.1.1 lists and accurately describes all of the material FCC Licenses necessary for the lawful ownership and operation of the Stations as currently conducted. Seller has furnished to Purchaser true and accurate copies of all of the FCC Licenses. Each such FCC License is in full force and effect and is valid under applicable Laws; the Stations are being operated in compliance in all material respects with the Communications Act, and all rules, regulations and policies of the FCC; and to the knowledge of Seller, no event has occurred which (whether with or without notice, lapse of time or the happening or occurrence of any other event) is reasonably likely to result in the revocation or termination of any FCC License or the imposition of any material fine, forfeiture or penalty, except for proceedings of a legislative or rule-making nature intended to affect the broadcasting industry generally. The Stations, each of their physical facilities, electrical and mechanical systems and transmitting and studio equipment are being operated in all material respects in accordance with the specifications of the FCC Licenses. The FCC Licenses are unimpaired by any act or omission of Seller or any of Seller’s officers, directors or employees and, Seller has fulfilled and performed all of Seller’s material obligations with respect to the FCC Licenses and has full power and authority thereunder. Except as set forth on Schedule 4.8, no application, action or proceeding is pending for the renewal or modification of any of the FCC Licenses. No event has occurred which, individually or in the aggregate, and with or without the giving of notice or the lapse of time or both, would constitute grounds for revocation of any of the FCC Licenses.

4.9.    Reports.

  Seller has duly filed all reports required to be filed by any Law or Order of any court or Governmental Authority and has made payment of all charges and other payments, if any, shown by such reports to be due and payable, except where the failure to so file or make payment would not, individually or in the aggregate, have a Material Adverse Effect. All reports required to be filed by Seller with the FCC with respect to the Stations have been filed, except where the failure to so file would not have a Material Adverse Effect. Such reports and disclosures are complete and accurate in all material respects.

4.10.    Taxes.

    All Tax reports and returns required to be filed by or relating to the Purchased Assets have been filed with the appropriate Governmental Authority, and there have been paid all Taxes, penalties, interest, deficiencies, assessments or other charges due with respect to such Taxes, as reflected on the filed returns or claimed to be due by such federal, state or local taxing authorities (other than Taxes, deficiencies, assessments or claims which are being contested in good faith and which in the aggregate are not material). Seller has not received any written notice of any examinations or audits pending or unresolved examinations or audit issues with respect to Seller’s federal, state or local Tax returns that could adversely affect the Purchased Assets. All additional Taxes, if any, assessed as a result of such examinations or audits have been paid, and to Seller’s knowledge, there are no pending claims or proceedings relating to, or asserted for, Taxes, penalties, interest, deficiencies or assessments against the Purchased Assets.

4.11.    Environmental Matters.

    4.11.1.  Except as would not reasonably be expected to have a Material Adverse Effect, with respect to the Purchased Assets, Seller is in compliance with all Environmental Laws.

    4.11.2.  Except as would not reasonably be expected to have a Material Adverse Effect, there are no pending or, to the knowledge of Seller, threatened actions, suits, claims, or other legal proceedings based on (and Seller has not received any written notice of any complaint, order, directive, citation, notice of responsibility, notice of potential responsibility, or information request from any Governmental Authority arising out of or attributable to): (a) the current or past presence at any part of the Leased Transmitter Sites of Hazardous Materials; (b) the current or past release or threatened release into the environment from the Leased Transmitter Sites (including into any storm drain, sewer, septic system or publicly owned treatment works) of any Hazardous Materials; (c) the off-site disposal of Hazardous Materials originating on or from the Leased Transmitter Sites or the businesses or Purchased Assets of Seller; (d) any violation of Environmental Laws at any part of the Leased Transmitter Sites arising from Seller’s activities involving Hazardous Materials.

    4.11.3.  Except as would not reasonably be expected to have a Material Adverse Effect, Seller has been duly issued all permits, licenses, certificates and approvals required under any Environmental Law to operate the Purchased Assets as they are currently operated.

    4.11.4.  Seller has made available to Purchaser all environmental assessments, reports, audits and other documents in its possession or under its control that relate to the Leased Transmitter Sites or Seller’s compliance with Environmental Laws with respect to the Purchased Assets.

    4.11.5.  Notwithstanding any other provision of this Agreement, this Section 4.11 sets forth Seller’s exclusive representations and warranties with respect to the environmental condition of the Purchased Assets, Seller’s compliance with Environmental Laws, Hazardous Materials, Environmental Laws or other environmental matters. Notwithstanding any other provision of this Agreement, Purchaser hereby waives and releases all claims against Seller arising under Environmental Laws, including any statutory rights to contribution, with respect to the Purchased Assets.

4.12.    Litigation.

    Except as set forth on Schedule 4.12, there is no Order of any court or Governmental Authority and no action, suit, proceeding or investigation, judicial, administrative or otherwise that is pending or, to Seller’s knowledge, threatened against or affecting the Stations which, if adversely determined would have a Material Adverse Effect or which challenges the validity of any of the transactions contemplated by this Agreement.

4.13.    Contracts and Agreements.

    Seller is not in default in any respect under any of the Assumed Contracts, and, as of the Closing Date, Seller will have paid all sums and performed in all material respects all obligations under the Assumed Contracts which are required to be paid or performed prior to the Closing Date.

4.14.    Business Records.

    Seller has, and after the Closing, Purchaser will have, the right to use the Business Records included in the Purchased Assets, free and clear of any royalty or other payment obligations.

4.15.    Third Party Consents.

    Except as set forth in Section 4.4, the only consents from any Person which are required to be obtained by Seller in connection with the execution and delivery by Seller of this Agreement and the consummation of the transactions contemplated hereby are set forth on Schedule 4.15 (the “Third Party Consents”).

4.16.    Finders and Brokers.

    Except for Jorgenson Broadcast Brokerage (the fees and expenses of which shall be borne solely by Seller), no person has as a result of any agreement entered into by Seller any valid claim against any of the parties hereto for a brokerage commission, finder’s fee or other like payment.

4.17.    Disclaimer of Warranties; Limitations of Warranties.

    EXCEPT WITH RESPECT TO THE REPRESENTATIONS AND WARRANTIES SPECIFICALLY SET FORTH IN THIS AGREEMENT, SELLER MAKES NO WARRANTY, EXPRESS OR IMPLIED, WHETHER OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR QUALITY AS TO THE PURCHASED ASSETS, OR ANY PART THEREOF, OR AS TO THE CONDITION OR WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT.

4.18.    Registration Statement and Information Statement.

    None of the information to be supplied by Seller for inclusion or incorporation by reference in the Registration Statement or the information statement included therein (together with any amendments or supplements thereto, and including all information incorporated by reference therein, the “Information Statement”) will (a) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (b) in the case of the Information Statement, at the time of the mailing of the Information Statement and at the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Closing Date any event with respect to Seller, its officers and directors or any of its subsidiaries shall occur that is required to be described in the Information Statement or the Registration Statement, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to Seller’s stockholders. The Registration Statement will comply (with respect to Seller) as to form in all material respects with the provisions of the Securities Act, and the Information Statement will comply (with respect to Seller) as to form in all material respects with the provisions of the Exchange Act.

ARTICLE 5.
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

5.1.    Organization and Good Standing.

  Entravision License Sub is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of California. Entravision is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

5.2.    Due Authorization.

  Subject to the FCC Order, Purchaser has full power and authority to enter into this Agreement, the Deposit Escrow Agreement and the Time Brokerage Agreement and to carry out Purchaser’s obligations hereunder and thereunder. The execution and delivery of this Agreement, the Deposit Escrow Agreement and the Time Brokerage Agreement by Purchaser and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action, if any, on the part of Purchaser and Entravision License Sub. This Agreement, the Deposit Escrow Agreement and the Time Brokerage Agreement have been duly executed and delivered by Purchaser and each constitutes the legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its respective terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or general equitable principles.

5.3.    Execution and Delivery.

  Neither the execution and delivery by Purchaser of this Agreement, the Deposit Escrow Agreement or the Time Brokerage Agreement nor the consummation of the transactions contemplated hereby or thereby will: (a) conflict with or result in a breach of the certificate of incorporation or bylaws of Purchaser or the organizational documents of Entravision License Sub; (b) subject to the FCC Order and compliance with the HSR Act, violate any Law or Order of any court or Governmental Authority; or (c) violate or conflict with or constitute a default under (or give rise to any right of termination, cancellation or acceleration under) any indenture, mortgage, lease, contract or other instrument to which Purchaser or Entravision License Sub is a party or by which Purchaser or Entravision License Sub is bound or affected.

5.4.    Consents.

  No consent, approval, authorization, license, exemption of, filing or registration with any court or Governmental Authority is required in connection with the execution and delivery of this Agreement, the Deposit Escrow Agreement or the Time Brokerage Agreement by Purchaser or the consummation by Purchaser or Entravision License Sub of any transaction contemplated hereby or thereby, other than the consent of the FCC and those required under the HSR Act. No approval, authorization or consent of any other Person is required in connection with the execution and delivery by Purchaser of this Agreement, the Deposit Escrow Agreement and the Time Brokerage Agreement and the consummation of the transactions contemplated hereby or thereby, except as may have been previously obtained by Purchaser.

5.5.    Finders and Brokers.

  Except for UBS Warburg (the fees and expenses of which shall be borne solely by Purchaser), no person has as a result of any agreement entered into by Purchaser any valid claim against any of the parties hereto for a brokerage commission, finder’s fee or other like payment.

5.6.    Qualification.

  5.6.1.  Entravision License Sub is legally, financially and otherwise qualified to be the assignee of the FCC Licenses, and no waivers shall be required by the FCC for the consummation of the transactions contemplated hereby or the grant of the FCC Order. To Purchaser’s knowledge, there are no facts or proceedings which would reasonably be expected (a) to disqualify Entravision License Sub under the Communications Act from holding the FCC Licenses, (b) to cause the FCC to flag the FCC Application and/or initiate a review of the potential effects on competition of the transaction, or (c) to cause the FCC not to consent to the assignment of the FCC Licenses to Entravision License Sub.

  5.6.2.  To the knowledge of Purchaser, Purchaser or any Affiliate of Purchaser shall not be required to sell, dispose of or surrender any FCC license held by Purchaser or any such Affiliate with respect to any broadcast properties, or any other properties or businesses of Purchaser or such Affiliate, as may be required under the Communications Act or the antitrust laws in order to consummate the sale and purchase of the Purchased Assets contemplated by this Agreement or the consummation and performance of the Time Brokerage Agreement. Except as set forth on Schedule 5.6.2, neither Purchaser nor any Affiliate of Purchaser owns or possesses, and has not entered into any agreement (other than this Agreement) to acquire, any media interests (including the right to program any broadcast stations) in any of the markets in which the Stations operate.

5.7.    Financial Ability.

  Purchaser on the Closing Date will have cash and Class A Common Stock available that is sufficient to enable Purchaser to consummate the transactions contemplated by this Agreement.

5.8.    Issuance of the Shares.

  The Shares, when issued, sold and delivered to Seller at Closing, will be (a) duly and validly issued, fully paid and nonassessable and not subject to preemptive or similar rights, (b) free and clear of all Liens, (c) duly registered under the Securities Act under a Registration Statement on Form S-4 (as the same may be amended, the “Registration Statement”), (d) freely and immediately transferable and distributable, in whole or in part, at any time by Seller, (e) free of all restrictions on transfer under applicable federal and state securities Laws or otherwise, and (f) issued in compliance with all applicable federal and state securities Laws. The Shares will be listed on the New York Stock Exchange, subject only to official notice of issuance. No approval of the stockholders of Purchaser is required to issue the Shares to Seller pursuant to this Agreement. Notwithstanding anything to the contrary contained in this Agreement, Purchaser makes no representation or warranty whatsoever as to fluctuations in the market price of Purchaser’s securities, including the Shares.

5.9.    Registration Statement and Information Statement.

  None of the information to be supplied by Purchaser for inclusion or incorporation by reference in the Registration Statement or the Information Statement will (a) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (b) in the case of the Information Statement, at the time of the mailing of the Information Statement and at the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Closing Date any event with respect to Purchaser, its officers and directors or any of its subsidiaries shall occur that is required to be described in the Information Statement or the Registration Statement, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to Seller’s stockholders. The Registration Statement will comply (with respect to Purchaser) as to form in all material respects with the provisions of the Securities Act, and the Information Statement will comply (with respect to Purchaser) as to form in all material respects with the provisions of the Exchange Act.

5.10.  SEC Reports.

  Purchaser has heretofore filed with the SEC all forms, statements, reports and documents (together with all exhibits, amendments and supplements thereto) required to be filed by Purchaser under each of the Securities Act and the Exchange Act and the SEC rules and regulations thereunder, including an Annual Report on Form 10-K for the year ended December 31, 2001.

ARTICLE 6.
CERTAIN COVENANTS AND AGREEMENTS

6.1.    Regulatory Approvals.

  6.1.1.  As promptly as practicable and no later than five (5) Business Days following the execution of this Agreement, Seller and Purchaser shall complete any filing that may be required pursuant to the HSR Act (each an “HSR Filing”), or shall mutually agree that no such filing is required. Seller and Purchaser shall diligently take, or fully cooperate in the taking of, all necessary and proper steps, and provide any additional information reasonably requested in order to comply with, the requirements of the HSR Act. Each party shall pay its own expenses in connection with the HSR Filings and any other similar filings required in any other jurisdiction, and shall share equally any filing fees associated with the HSR Filings.

  6.1.2.  No later than one (1) Business Day after the date hereof, Seller and Purchaser shall jointly cause to be filed by Seller’s FCC counsel one or more applications with the FCC requesting its consent to the assignment of the FCC Licenses from BCR License Sub to Entravision License Sub, which applications are attached hereto at Exhibit A (the “FCC Application”). Each party shall pay its own expenses in connection with the preparation and prosecution of the FCC Application and shall share equally any filing fees associated with the FCC Application.

  6.1.3.  Upon the terms and subject to the conditions set forth in this Agreement, Seller and Purchaser shall each use their respective reasonable best efforts to promptly (a) take, or to cause to be taken, all actions, and to do, or to cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement; (b) obtain from any Governmental Authority or other Person any actions, non-actions, clearances, waivers, consents, approvals, permits or Orders required to be obtained by Seller, Purchaser or any of their respective Affiliates in connection with the authorization, execution, delivery and performance of this

Agreement, the consummation of the other transactions contemplated hereby and thereby and the assignment of the FCC Licenses from BCR License Sub to Entravision License Sub; (c) furnish all information required for any application or other filing to be made pursuant to any applicable Law or any applicable regulations of any Governmental Authority in connection with the transactions contemplated by this Agreement, including the Registration Statement and filings in connection with the HSR Act and the FCC Application, and to supply promptly any additional information and documentary material that may be requested in connection with such filings or applications; (d) avoid the entry of, or have vacated or terminated, any Order that would restrain, prevent or delay the Closing or the FCC Order, including defending against and opposing any lawsuits or other proceedings (including any FCC reconsideration or review), whether judicial or administrative, reviewing or challenging this Agreement, the consummation of the other transactions contemplated hereby and thereby or the assignment of the FCC Licenses from BCR License Sub to Entravision License Sub; and (e) execute and deliver any additional instruments necessary to assign the FCC Licenses from BCR License Sub to Entravision License Sub or to consummate any other transactions contemplated by this Agreement. No party to this Agreement shall consent to any voluntary delay of the assignment of the FCC Licenses from BCR License Sub to Entravision License Sub or the consummation of the other transactions contemplated hereby at the behest of any Governmental Authority or other Person without the consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting this Section 6.1.3, Purchaser agrees to take any and all reasonable steps and to make any and all reasonable undertakings to (i) avoid or eliminate each and every impediment under any antitrust, merger control, competition, or trade regulation Law, including the Communications Act, that may be asserted by any Governmental Authority with respect to consummation of the transactions contemplated by this Agreement and (ii) resolve any objection that may be asserted by the FCC or any other Person in order to obtain promptly the FCC Order or satisfy or comply with any conditions imposed by the FCC Order, in all events so as to enable the Closing to occur as soon as reasonably possible. Notwithstanding the foregoing, the parties agree that neither party shall be obligated, in complying with this Section 6.1.3, to take any actions to cause any third party to take any actions, in regard to any Governmental Authority. It is understood and agreed that third parties that may have interests in Seller or Purchaser, including the interest of Univision Communications Inc. in Purchaser, are beyond the control of Seller or Purchaser (except to the extent of any agreements between Purchaser, Seller and any such third party, as applicable), and cannot be required to take or cooperate in actions that would result in obtaining necessary Governmental Authority action with respect to the consummation of the transactions contemplated by this Agreement. In no event shall either party be responsible for adverse actions of a Governmental Authority, with respect to the consummation of the transactions contemplated by this Agreement, resulting from the actions or lack of cooperation of any third parties.

  6.1.4.  Notwithstanding anything in this Agreement to the contrary, if the Closing occurs before the FCC Order becomes a Final Order, the terms of Section 6.1.3 shall survive the Closing until the FCC Order becomes a Final Order; provided, however, that such terms shall only survive as applied to actions relating to the obtaining of the FCC Order and such FCC Order becoming a Final Order. No assignment of the FCC Licenses shall occur prior to obtaining the FCC Order.

6.2.    Third Party Consents and Notices.

  6.2.1.  Seller will use its reasonable best efforts to obtain all Third Party Consents and customary estoppel certificates as promptly as practicable after the date of this Agreement. All Third Party Consents shall be in form reasonably satisfactory to Purchaser, and none shall provide for any increase in cost or other change in terms and conditions after the Closing which would be materially adverse to Purchaser.

  6.2.2.  If any Third Party Consent has not been obtained prior to Closing and prior to Closing an Alternative Arrangement has been obtained with respect to the Assumed Contract to which such Third Party Consent pertains (in each case, a “Deferred Contract”), then Seller shall retain, until such time as such Third Party Consent shall have been obtained by Seller, all rights to and liabilities under the Deferred Contract. Until the assignment of the Deferred Contract, (a) Seller shall continue to use reasonable best efforts and Purchaser shall cooperate with Seller to obtain all required consents or approvals to remove any other impediments to such assignment, and (b) Seller shall cooperate with Purchaser (and Purchaser shall cooperate with Seller) in any lawful arrangement to provide (to the extent permitted without breach of such Deferred Contract) that Purchaser shall receive the benefits of such Deferred Contract after the Closing Date to the same extent, and without any additional cost or expense to Purchaser, as if such Deferred Contract had been assigned to Purchaser (such arrangement, an “Alternative Arrangement”). To the extent that Purchaser receives such benefits, Purchaser shall assume Seller’s Liabilities thereunder arising on or after the Closing Date with respect to such Alternative Arrangement and Purchaser shall perform any such obligations of Seller arising under such Alternative Arrangement. If, subsequent to the Closing, Seller shall obtain all required consents or approvals required to assign any Deferred Contract, the Deferred Contract for which consent or approval to assign has been obtained shall at that time be deemed to be conveyed, granted, bargained, sold, transferred, setover, assigned, released, delivered and confirmed to Purchaser and assumed by Purchaser, without need of further action by Seller or of further documentation except for notice from Seller to Purchaser that such consent or approval has been obtained; and from and after the effective date such Deferred Contract is assigned to Purchaser, (i) no party shall have any further liability under the Alternative Arrangement related thereto, and (ii) the Deferred Contract shall be deemed to be an Assumed Contract.

  6.2.3.  Prior to Closing, Seller shall provide written notice to third parties which have entered into material contracts with any of the Stations (other than the Assumed Contracts) regarding (a) the existence of this Agreement and the transactions contemplated hereby and (b) that Purchaser is not assuming any obligations of Seller or the Stations in respect of the contracts with such third parties. Seller shall promptly provide copies of these written notices to Purchaser.

6.3.    Access to Information.

  From the date hereof until the Closing (upon reasonable notice to Seller), during normal business hours, Seller shall, and shall cause its officers, directors, employees, auditors and agents to, (a) afford the officers, employees and authorized agents and representatives of Purchaser reasonable access to the offices, properties, books and records of Seller to the extent related to the Purchased Assets, and (b) furnish to the officers, employees and authorized agents and representatives of Purchaser such additional information regarding the Purchased Assets as Purchaser may from time to time reasonably request in order to assist Purchaser in fulfilling its obligations under this Agreement and to facilitate the consummation of the transactions contemplated hereby, including all engineering reports relating to the upgrade of KLYY-FM described in Schedule 2.1.1 hereto (the “KLYY Upgrade”); provided, however, that such investigation shall not unreasonably interfere with any of the businesses or operations of Seller or any Station.

6.4.    Confidentiality.

  The terms of the confidentiality agreement dated as of December 4, 2002 (the “Confidentiality Agreement”) between Seller and Purchaser are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of Purchaser under this Section 6.4 shall terminate; provided, however, that the Confidentiality Agreement shall terminate only in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) exclusively relating to the transactions contemplated by this Agreement and the Purchased Assets. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect.

6.5.    Public Announcements.

  Seller and Purchaser shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated herein and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior written consent of the other party, issue such press release or make such public statement as may, in the reasonable opinion of counsel, be advisable or required by Law or any listing agreement with a national securities exchange to which Seller or Purchaser is a party if it has used all reasonable efforts to consult with the other party and to obtain such party’s consent but has been unable to do so in a timely manner.

6.6.     Ordinary Course of Business.

   Subject to the terms of the Time Brokerage Agreement and the obligations of the parties thereunder, during the period from the date hereof to the Closing Date, unless the prior consent of Purchaser is first obtained, Seller shall cause the Stations to not knowingly take any action which would cause the conditions set forth in Section 7.1 and Section 7.2 not to be satisfied as of the Closing Date.

6.7.     Control of the Station.

   Prior to the Closing, Purchaser shall not, directly or indirectly, control, supervise, direct, or attempt to control, supervise, or direct, the operations of the Stations; such operations, including complete control and supervision of all of the Stations programs, employees, and policies, shall be the sole responsibility of Seller until the Closing, except as contemplated by the Time Brokerage Agreement.

6.8.     Risk of Loss.

   Seller shall bear the risk of all damage to, loss of or destruction of any of the Purchased Assets between the date of this Agreement and the Closing Date. If any material portion of the Purchased Assets (other than items that are obsolete and not necessary for the continued operations of the Stations) shall suffer any material damage or destruction prior to the Closing Date, Seller shall promptly notify Purchaser in writing of such damage or destruction, shall promptly take all necessary steps to restore, repair or replace such assets at Seller’s sole expense, and shall advise Purchaser in writing of the estimated cost to complete such restoration, repair or replacement and all amounts actually paid as of the date of the estimate. If necessary and provided that Seller is diligently pursuing such restoration, repair or replacement, the Closing Date shall be extended for a period up to the Outside Date to accomplish such restoration, repair or replacement. If such restoration, repair or replacement does not exceed One Hundred Thousand Dollars ($100,000) and is not accomplished prior to the Closing Date, as the same may be extended as provided herein, the parties shall consummate the Closing and Purchaser shall receive all insurance proceeds paid or payable to Seller and Purchaser shall thereafter complete such restoration, repair or replacement at its sole expense; provided, however, Seller shall have no further liabilities with respect to such damage or destruction after payment to Purchaser of such insurance proceeds. If such restoration, repair or replacement exceed One Hundred Thousand Dollars ($100,000) and is not accomplished prior to the Outside Date, Purchaser may terminate this Agreement in Purchaser’s sole and absolute discretion.

6.9.     Collection of Receivables.

   Within three (3) Business Days after the effective date of the Time Brokerage Agreement (the “TBA Date”), Seller shall deliver to Purchaser a complete and detailed list of all the Stations’ accounts receivable arising from the broadcast of advertising time on the Stations’ prior to the TBA Date (“Seller’s AR”). For a period of one hundred eighty (180) days following the TBA Date (the “Collection Period”), Purchaser will promptly forward to the address for Seller set forth in Section 11.6 below, any amounts received by Purchaser at the Stations or otherwise representing any Seller’s AR. Purchaser shall not be required to institute any legal proceedings to enforce the collection of Seller’s AR or to refer any of Seller’s AR to a collection agency. Any Account Receivable not collected by Purchaser within the Collection Period shall revert to Seller. Purchaser shall reassign, without recourse to Purchaser, each Account Receivable and deliver to Seller, all records relating thereto on the same day as it remits to Seller the collections received. Purchaser shall have no right to set-off any amounts collected for Accounts Receivable for any amounts owed to Purchaser by Seller. Purchaser shall incur no liability to Seller for any uncollected account.

6.10.     Time Brokerage Agreement.

     Within one (1) Business Day of the earlier of expiration or termination of any waiting periods (and any extensions thereof) under the HSR Act, Seller and Purchaser shall enter into a time brokerage agreement in substantially the form attached hereto as Exhibit B (the “Time Brokerage Agreement”). The Time Brokerage Agreement shall remain in effect during the remainder of the term of this Agreement and shall terminate upon termination of this Agreement or consummation of the acquisition of the Purchased Assets by Purchaser hereunder. Notwithstanding anything to the contrary contained in this Agreement or otherwise, Seller shall not be deemed to have breached or failed to comply with any representations, warranties, covenants, or agreements with respect to the Stations or the Purchased Assets if such breach or failure is due or caused directly by any act, omission or instruction of Purchaser under or in connection with the Time Brokerage Agreement or any activities or transactions by Purchaser in furtherance thereof or in connection therewith or any actions of Seller in accordance with the terms of the Time Brokerage Agreement.

6.11.     Filings; Other Actions.

     6.11.1.  Seller shall, as soon as practicable after the date hereof, prepare and file with the SEC the Information Statement and Purchaser shall prepare and file with the SEC the Registration Statement (including the prospectus of Purchaser), in which the Information Statement will be included. Purchaser and BCR shall share equally any filing fees associated with the filing of the Registration Statement. The Registration Statement shall include a plan of distribution providing for both the distribution of the Shares from BCR to BCR’s stockholders (“Stockholder Distribution”), and the sale of the Shares into the public market by BCR and any Person deemed to be an “underwriter” within the meaning of Rule 145(c) under the Securities Act with respect to the Shares (collectively, the “Selling Stockholders”) (any such sale, a “Public Sale”). Each of Purchaser and Seller shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. As promptly as practicable after the Registration Statement shall have become effective, BCR shall mail the Information Statement to BCR’s stockholders. Purchaser shall also take any action (other than qualifying to do business in any jurisdiction in which it is currently not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of the Shares, and Seller shall furnish all information concerning Seller and BCR’s stockholders as may reasonably be requested in connection with any such action.

     6.11.2.  If at any time after the Closing, BCR shall desire to effect either a Stockholder Distribution or BCR or the Selling Stockholders shall desire to effect a Public Sale, and BCR or the Selling Stockholders, as the case may be, are not able to do so pursuant to the Registration Statement because the information contained in the Registration Statement shall no longer be current or for any other reason, then Purchaser shall use reasonable best efforts to reasonably promptly amend the Registration Statement pursuant to which BCR may effect such Stockholder Distribution or BCR and the Selling Stockholders may effect such Public Sale, as applicable. With respect to the information to be included in any such amendment, Seller shall be deemed to have made, as of the date of such amendment, the representations and warranties set forth in Section 4.18 with respect to the information supplied by Seller, and Purchaser shall be deemed to have made, as of the date of such amendment, the representations and warranties set forth in Section 5.9 with respect to the information supplied by Purchaser. Purchaser shall use reasonable best efforts to maintain the effectiveness of such Registration Statement, as so amended, until such time as BCR shall have completed such Stockholder Distribution or BCR and the Selling Stockholders shall have completed such Public Sale, provided that Purchaser shall have no obligation hereunder to maintain the effectiveness of the Registration Statement beyond the date which is the fifteen (15) month anniversary of the Closing Date. Notwithstanding anything contained in this Section 6.11.2 to the contrary, BCR acknowledges that, from time to time, there may be circumstances under which Purchaser may notify BCR that BCR and the Selling Stockholders may be required to suspend temporarily the use of the Registration Statement, and any prospectus forming a part thereof, to effect transactions as part of a Stockholder Distribution or Public Sale, and BCR covenants and agrees (for itself and on behalf of the Selling Stockholders) to cooperate fully with all such requests and notices from Purchaser; provided, that Purchaser shall not have the right to require any such suspension for more than a total of five (5) Business Days on any occasion or on more than a total of two (2) occasions during the fifteen (15) month period referred to above, for a maximum aggregate period of suspension during such fifteen (15) month period of not in excess of ten (10) Business Days.

     6.11.3.  Each party hereto agrees, subject to applicable laws relating to the exchange of information, promptly to furnish the other parties hereto with copies of written communications (and memoranda setting forth the substance of all oral communications) received by such party, or any of its subsidiaries, affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date hereof), from, or delivered by any of the foregoing to, any Governmental Authority in respect of the transactions contemplated hereby.

     6.11.4.  Prior to the Closing Date, Purchaser shall cause the Shares to be approved for listing on the New York Stock Exchange, subject to official notice of issuance.

6.12.     Employees.

     As of the Closing Date, Purchaser may, at Purchaser’s option, offer employment to any employee of Seller who works primarily at or for the Stations on such terms and conditions as may be mutually agreed upon by Purchaser and such employee. Notwithstanding any possible inferences to the contrary, neither Seller nor Purchaser intends for this Section 6.12 to create any rights or obligations except as between Seller and Purchaser, and no past, present or future employees of Seller or Purchaser will be treated as third-party beneficiaries of this Section 6.12.

6.13.     KLYY Upgrade.

     Prior to the Closing, Seller shall consult with Purchaser and obtain Purchaser’s consent (which consent shall not be unreasonably withheld, delayed or conditioned) prior to making any material changes to facilities in connection with the KLYY Upgrade.

ARTICLE 7.
CONDITIONS TO PURCHASER’S CLOSING

The obligations of Purchaser to purchase the Purchased Assets and to proceed with the Closing are subject to the satisfaction (or waiver in writing by Purchaser) at or prior to the Closing of each of the following conditions:

7.1.     Representations and Warranties.

   The representations and warranties of Seller contained in this Agreement shall be true and correct as of the Closing Date with the same effect as though made at such time (except as contemplated or permitted by this Agreement), except in all cases where the failure of any representation or warranty to be true and correct would not have a Material Adverse Effect.

7.2.     Covenants.

   Seller shall have performed the covenants and agreements contained in this Agreement that are to be performed by Seller at or prior to the Closing, except in all cases where the failure to perform such covenants and agreements would not have a Material Adverse Effect.

7.3.    FCC Order.

  The FCC Order shall be in full force and effect (it being understood that Purchaser’s obligations to consummate the transactions contemplated by this Agreement shall not be subject to the condition that the FCC Order be a Final Order).

7.4.    HSR Act.

  Any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Purchased Assets contemplated hereby shall have expired or shall have been terminated.

7.5.    No Orders.

  No Order or temporary, preliminary or permanent injunction or restraining order shall have been entered by any Governmental Authority which expressly prohibits or materially restrains the transactions contemplated by this Agreement.

7.6.    Third Party Consents.

  The Third Party Consents set forth on Schedule 7.6 shall have been obtained without the imposition of any conditions materially adverse to Purchaser; provided, that if an Alternative Arrangement has been entered into in lieu of the receipt of any such Third Party Consent for an Assumed Contract as contemplated by Section 6.2.2, no consents or approvals with respect to such Assumed Contract shall be required to be obtained under this Section 7.6.

7.7.    Closing Deliveries.

  Purchaser shall have received each of the documents or items required to be delivered to it pursuant to Section 9.1 hereof.

7.8.    Registration Statement.

  The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of Purchaser or Seller, threatened by the SEC. All necessary state securities or blue sky authorizations shall have been received.

7.9.    Information Statement.

  At least twenty (20) calendar days shall have elapsed from the mailing of the Information Statement to the stockholders of Seller.

ARTICLE 8.
CONDITIONS TO SELLER’S CLOSING

  The obligations of Seller to sell, transfer, convey and deliver the Purchased Assets and to proceed with the Closing are subject to the satisfaction (or waiver in writing by Seller) at or prior to the Closing of the following conditions:

8.1.    Representations and Warranties.

  The representations and warranties of Purchaser contained in this Agreement (except for the representations and warranties set forth in Section 5.8) shall be true and correct in all material respects as of the Closing Date with the same effect as though made at such time (except as contemplated or permitted by this Agreement); and the representations and warranties of Purchaser set forth in Section 5.8 shall be true and correct in all respects as of the Closing Date.

8.2.    Covenants.

  Purchaser shall have performed in all material respects the covenants and agreements contained in this Agreement that are to be performed by Purchaser as of the Closing.

8.3.    FCC Order.

  The FCC Order shall be in full force and effect (it being agreed and understood that Seller’s obligations to consummate the transactions contemplated by this Agreement shall not be subject to the condition that the FCC Order be a Final Order).

8.4.    HSR Act.

  Any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Purchased Assets contemplated hereby shall have expired or shall have been terminated.

8.5.    No Orders.

  No Order or temporary, preliminary or permanent injunction or restraining order shall have been entered by any Governmental Authority which expressly prohibits or materially restrains the transactions contemplated by this Agreement.

8.6.    Closing Deliveries.

  Seller shall have received each of the documents or items required to be delivered to it pursuant to Section 9.2.

8.7    Listing of Shares.

  The Shares shall be listed on the New York Stock Exchange, subject only to official notice of issuance.

8.8.    Registration Statement.

  The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of Purchaser or Seller, threatened by the SEC. All necessary state securities or blue sky authorizations shall have been received.

8.9.    Information Statement.

  At least twenty (20) calendar days shall have elapsed from the mailing of the Information Statement to the stockholders of Seller.

ARTICLE 9.
DOCUMENTS TO BE DELIVERED AT CLOSING

9.1.      Delivery by Seller.

    At the Closing, Seller shall deliver to Purchaser the following:

    9.1.1.  The deeds, bills of sale, agreements of assignment and similar instruments of transfer to the Purchased Assets contemplated by Section 3.4 hereto.

    9.1.2.  A certificate, signed by an executive officer of Seller, as to the fulfillment of the conditions set forth in Section 7.1 and Section 7.2 hereof.

    9.1.3.  The Business Records.

    9.1.4.  Instructions to the Deposit Escrow Agent in writing and duly executed by Seller to return the Deposit to Purchaser.

9.2.      Delivery by Purchaser.

    At the Closing, Purchaser shall deliver to Seller the following:

    9.2.1.  The Cash Payment in the amount and manner set forth in Section 3.2.

    9.2.2.  A stock certificate or stock certificates representing the Shares in the amount and manner set forth in Section 3.2.

    9.2.3.  A certificate, signed by an executive officer of Purchaser, as to the fulfillment of the conditions set forth in Section 8.1 and Section 8.2 hereof.

    9.2.4.  An assumption agreement pursuant to which Purchaser shall assume the Assumed Contracts.

ARTICLE 10.
TERMINATION

10.1.    Termination.

    This Agreement may be terminated by the mutual written agreement of Purchaser and Seller, or, if the terminating party is not then in material breach of its obligations hereunder, upon written notice as follows:

    10.1.1.  by Purchaser if Seller is in material breach of its obligations hereunder, such that the conditions set forth in Section 7.1 and Section 7.2 would not be satisfied as of the Closing, and such breach has not been cured by Seller within thirty (30) days of written notice of such breach (or such longer period of time if the breach cannot be reasonably cured within thirty (30) days and Seller is diligently attempting to cure such breach);

10.1.2.  by Seller if Purchaser is in material breach of its obligations hereunder, such that the conditions set forth in Section 8.1 and Section 8.2 would not be satisfied as of the Closing, and such breach has not been cured by Purchaser within thirty (30) days of written notice of such breach (or such longer period of time if the breach cannot be reasonably cured within thirty (30) days and Purchaser is diligently attempting to cure such breach); provided, however, that no such cure period shall apply in the case of a breach by Purchaser of Purchaser’s representations and warranties set forth in Section 5.8 hereof;

10.1.3.  by either Purchaser or Seller if the FCC denies the FCC Application in an order that has become a Final Order, or has designated the FCC Application for a hearing; or

10.1.4.  by either Purchaser or Seller if the Closing has not occurred on or before such date which is nine (9) months after the date of this Agreement (the ‘‘Outside Date”).

10.2.    Effect of Termination.

In the event of termination of this Agreement pursuant to Section 10.1 above, all rights and obligations of the parties under this Agreement shall terminate without any liability of any party to any other party (except for any liability of any party for any material breach of this Agreement, in which case any non-breaching party shall have all rights and remedies available at law or in equity). Notwithstanding anything to the contrary contained herein, the provisions of Sections 6.4, 10.3 and 11.4 shall expressly survive the termination of this Agreement.

10.3.    Release of Deposit.

10.3.1.  If this Agreement is terminated by Seller pursuant to Section 10.1.2, then within five (5) Business Days after such termination, the Deposit (excluding all accrued interest thereon) shall be paid to Seller by wire transfer of immediately available funds pursuant to written instructions provided by Seller and Purchaser to the Deposit Escrow Agent. The parties acknowledge and agree that payment of the Deposit to Seller pursuant to this Section 10.3.1 shall not constitute liquidated damages, and Seller shall be entitled to any and all rights and remedies available at law or in equity.

10.3.2.  If this Agreement is terminated for any reason other than as set forth in Section 10.3.1 above, then and in that event, within five (5) Business Days after such termination, the Deposit (and all accrued interest thereon) shall be refunded to Purchaser by wire transfer of immediately available funds pursuant to instructions provided by Seller and Purchaser to the Deposit Escrow Agent.

ARTICLE 11.
MISCELLANEOUS PROVISIONS

11.1.    Survival.

The representations and warranties in this Agreement shall terminate at, and will have no further force and effect after, the Closing. No covenants or agreements of the parties contained in this Agreement shall survive the Closing, except that covenants that contemplate or may involve actions to be taken or obligations in effect after the Closing shall survive in accordance with their terms.

11.2.    Specific Performance.

The parties acknowledge that the Purchased Assets and the transactions contemplated hereby are unique, that a failure by Seller or Purchaser to complete such transactions will cause irreparable injury to the other, and that actual damages for any such failure may be difficult to ascertain and may be inadequate. Consequently, Seller and Purchaser agree that each shall be entitled, in the event of a default by the other, to specific performance of any of the provisions of this Agreement in addition to any other legal or equitable remedies to which the non-defaulting party may otherwise be entitled. In the event any action is brought, the prevailing party shall be entitled to recover court costs and reasonable attorneys’ fees.

11.3.    Additional Actions, Documents and Information.

Purchaser agrees that it will, at any time, prior to, at or after the Closing Date, take or cause to be taken such further actions, and execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments and obtain such consents, as may be reasonably requested by Seller in connection with the consummation of the transactions contemplated by this Agreement. Seller agrees that it will, at any time, prior to, at or after the Closing Date, take or cause to be taken such further actions, and execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments and obtain such consents, as may be reasonably requested by Purchaser in connection with the consummation of the transactions contemplated by this Agreement.

11.4.    Fees and Expenses.

Except as otherwise expressly provided in this Agreement, all fees and expenses, including fees and expenses of counsel, financial advisors, and accountants incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fee or expense, whether or not the Closing shall have occurred.

11.5.    Transfer Taxes.

All sales, use, transfer, filing, recordation, registration and similar Taxes and fees arising from or associated with the transactions contemplated hereunder, whether levied on Purchaser or Seller, shall be borne by Purchaser. Purchaser or Seller, as required by Law, shall file all necessary documentation with respect to, and make all payments of, such taxes and fees on a timely basis; provided that Purchaser shall remit any funds necessary to pay such taxes and fees under this Section 11.5 in sufficient time to allow timely payment of any such taxes and fees.

11.6.    Notices.

All notices, demands, requests, or other communications which may be or are required to be given or made by any party to any other party pursuant to this Agreement shall be in writing and shall be hand delivered, mailed by first-class registered or certified mail, return receipt requested, postage prepaid, delivered by overnight air courier, or transmitted by telegram, telex, or facsimile transmission addressed as follows:

If to Purchaser:

Entravision Communications Corporation
2425 Olympic Boulevard, Suite 6000 West
Santa Monica, CA 90404
Attention: Walter F. Ulloa
Telephone: (310) 447-3870
Facsimile: (310) 447-3899

with a copy (which shall not constitute notice) to:

Entravision Communications Corporation
2425 Olympic Boulevard, Suite 6000 West
Santa Monica, CA 90404
Attention: Michael G. Rowles
Telephone: (310) 447-3873
Facsimile: (310) 453-9919

If to Seller:

Big City Radio, Inc.
c/o Metromedia Company
One Meadowlands Plaza
East Rutherford, New Jersey 07073-2137
Attention: David A. Persing
Telephone: (201) 531-8022
Facsimile: (201) 531-2803

with a copy (which shall not constitute notice) to:

Hogan & Hartson L.L.P.
8300 Greensboro Drive
Suite 1100
McLean, Virginia 22102
Attention: Thomas E. Repke
Richard T. Horan, Jr.
Telephone: (703) 610-6138
(703) 610-6111
Facsimile: (703) 610-6200

or such other address as the addressee may indicate by written notice to the other parties.

Each notice, demand, request, or communication which shall be given or made in the manner described above shall be deemed sufficiently given or made for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt, the affidavit of messenger or (with respect to a telex) the answerback being deemed conclusive but not exclusive evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

11.7.    Waiver.

No delay or failure on the part of any party hereto in exercising any right, power or privilege under this Agreement or under any other instrument or document given in connection with or pursuant to this Agreement shall impair any such right, power or privilege or be construed as a waiver of any default or any acquiescence therein. No single or partial exercise of any such right, power or privilege shall preclude the further exercise of such right, power or privilege, or the exercise of any other right, power or privilege. No waiver shall be valid against any party hereto unless made in writing and signed by the party against whom enforcement of such waiver is sought and then only to the extent expressly specified therein.

11.8.    Benefit and Assignment.

11.8.1.    No party hereto shall assign this Agreement, in whole or in part, whether by operation of law or otherwise, without the prior written consent of the other party hereto.

11.8.2.    Any purported assignment contrary to the terms hereof shall be null, void and of no force and effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns as permitted hereunder. No Person, other than the parties hereto, is or shall be entitled to bring any action to enforce any provision of this Agreement against any of the parties hereto, and the covenants and agreements set forth in this Agreement shall be solely for the benefit of, and shall be enforceable only by, the parties hereto or their respective successors and assigns as permitted hereunder.

11.9.    Entire Agreement; Amendment.

This Agreement, the Deposit Escrow Agreement and the Time Brokerage Agreement, including the Schedules and Exhibits hereto and thereto and the other instruments and documents referred to herein or therein or delivered pursuant hereto or thereto contain the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior oral or written agreements, commitments or understandings with respect to such matters. No amendment, modification or discharge of this Agreement shall be valid or binding unless set forth in writing and duly executed by the party or parties against whom enforcement of the amendment, modification or discharge is sought.

11.10.    Severability.

If any part of any provision of this Agreement or any other contract, agreement, document or writing given pursuant to or in connection with this Agreement shall be invalid or unenforceable under applicable law, such part shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining parts of such provisions or the remaining provisions of said contract, agreement, document or writing.

11.11.    Headings.

The headings of the sections and subsections contained in this Agreement are inserted for convenience only and do not form a part or affect the meaning, construction or scope thereof.

11.12.    Governing Law; Jurisdiction.

This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed under and in accordance with the laws of the State of New York, without giving effect to the conflicts of law principles thereof (other than Section 5-1401 of the New York General Obligations Law). The parties hereto hereby waive personal service of any process in connection with any such action, suit or proceeding and agree that the service thereof may be made by certified or registered mail addressed to or by personal delivery to the other party, at such other party’s address set forth pursuant to Section 11.6 hereof. In the alternative, in its discretion, any of the parties hereto may effect service upon any other party in any other form or manner permitted by law.

11.13.    Signature in Counterparts.

This Agreement may be executed in separate counterparts, none of which need contain the signatures of all parties, each of which shall be deemed to be an original, and all of which taken together constitute one and the same instrument. It shall not be necessary in making proof of this Agreement to produce or account for more than the number of counterparts containing the respective signatures of, or on behalf of, all of the parties hereto.

[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement as of the date first above written.

SELLER

BIG CITY RADIO, INC.

By:	/s/ P. R. THOMSON
Name:	P. R. Thomson
Title:	VP and CFO

BIG CITY RADIO-LA, L.L.C

By:	/s/ P. R. THOMSON
Name:	P. R. Thomson
Title:	VP and CFO

PURCHASER

ENTRAVISION COMMUNICATIONS CORPORATION

By:	/s/ WALTER F. ULLOA
Name:	Walter F. Ulloa
Title:	Chairman and CEO

ANNEX I
DEFINITIONS

“Accounts Receivable”shall mean all accounts receivable with respect to the Stations as of the end of the broadcast day immediately preceding the Closing Date.

“Affiliates” of a party shall mean persons or entities that directly, or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, such party.

“Agreement” shall have the meaning set forth in the Preamble.

“Alternative Arrangement” shall have the meaning set forth in Section 6.2.2.

“Appraisal Firm” shall have the meaning set forth in Section 3.5.1.

“Assumed Contracts” shall have the meaning set forth in Section 2.3.

“BCR” shall have the meaning set forth in the Preamble.

“BCR License Sub” shall have the meaning set forth in the Preamble.

“Business Day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to close.

“Business Records” shall have the meaning set forth in Section 2.1.7.

“Cash Payment” shall have the meaning set forth in Section 3.2.2.

“Closing” shall have the meaning set forth in Section 3.3.

“Closing Date” shall have the meaning set forth in Section 3.3.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and all Laws promulgated pursuant thereto or in connection therewith.

“Collection Period” shall have the meaning set forth in Section 6.9.

“Communications Act” shall mean the Communications Act of 1934, as amended.

“Confidentiality Agreement” shall have the meaning set forth in Section 6.4.

“Deferred Contract” shall have the meaning set forth in Section 6.2.2.

“Deposit” shall have the meaning set forth in Section 3.1.

“Deposit Escrow Agent” shall have the meaning set forth in Section 3.1.

“Deposit Escrow Agreement” shall have the meaning set forth in Section 3.1.

“Entravision License Sub” shall mean Entravision Holdings, LLC, a California limited liability company and a wholly-owned subsidiary of Purchaser.

“Environmental Laws” shall mean the applicable provisions of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, (“CERCLA”); 42 U.S.C. § 9601 et seq.; the Toxic Substances Control Act (“TSCA”), 15 U.S.C. § 2601 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Resource Conservation and Recovery Act (“RCRA”), 42 U.S.C. § 6901 et seq.; the Clean Water Act (“CWA”), 33 U.S.C. § 1251 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; the Clean Air Act (“CAA”), 42 U.S.C. § 7401 et seq.; or any other applicable federal, state, or local laws relating to Hazardous Materials generation, production, use, storage, treatment, transportation or disposal, or the protection of the environment.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Excluded Assets” shall have the meaning set forth in Section 2.2.

“FCC” shall mean the Federal Communications Commission.

“FCC Application” shall have the meaning set forth in Section 6.1.2.

“FCC Licenses” shall have the meaning set forth in Section 2.1.1.

“FCC Order” shall mean that the FCC (including the Media Bureau pursuant to delegated authority) has granted or given consent, without any condition materially adverse to Purchaser or Seller, to the assignment of the FCC Licenses from Seller to Purchaser.

“Final Order” shall mean that the FCC Order shall have become final, that is, that the time period for filing any protests or requests or petitions for stay, reconsideration, rehearing, review or appeal by the FCC or a court of competent jurisdiction of such order and the time period for the FCC or its staff to have taken any actions to reconsider or review such order shall have expired, and that no timely protest or request or petition for stay, reconsideration, rehearing, review or appeal by the FCC or a court of competent jurisdiction or action by the FCC or its staff to reconsider or review such order shall be pending.

“Governmental Authority” shall mean any court, arbitrator, department, commission, board, bureau, agency, authority, instrumentality or other body, whether federal, state, municipal, foreign or other.

“Hazardous Materials” shall mean any wastes, substances, or materials (whether solids, liquids or gases) that are deemed hazardous, toxic, pollutants, or contaminants, including without limitation, substances defined as “hazardous wastes”, “hazardous substances”, “toxic substances”, “radioactive materials” or other similar designations in, or otherwise subject to regulation under, any Environmental Laws.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“HSR Filing” shall have the meaning set forth in Section 6.1.1.

“Information Statement” shall have the meaning set forth in Section 4.18.

“KLYY Upgrade” shall have the meaning set forth in Section 6.3.

“Law” shall mean any statute, law, ordinance, rule or regulation.

“Leased Transmitter Sites” shall have the meaning set forth in Section 2.1.2.

Annex I-2

“Liabilities” shall mean, as to any Person, all debts, adverse claims, liabilities and obligations, direct, indirect, absolute or contingent of such Person, whether accrued, vested or otherwise, known or unknown, whether in contract, tort, strict liability or otherwise and whether or not actually reflected, or required by generally accepted accounting principles to be reflected, in such Person’s balance sheets or other books and records.

“Liens” shall mean, statutory or otherwise, any liens, easements, security interests, claims, pledges, licenses, equities, options, conditional sales contracts, assessments, levies, charges, rights of others or restrictions (whether on voting, sale, transfer, disposition or otherwise) or encumbrances of any nature whatsoever, whether imposed by agreement, understanding, law or equity.

“Material Adverse Effect” or “material adverse effect” shall mean a material adverse effect on the Purchased Assets taken as a whole, but shall specifically exclude any material adverse effect caused by (a) factors affecting the radio industry generally or the market in which the Stations operate, (b) general, national, regional or local economic or financial conditions, (c) new governmental Laws, (d) the failure to achieve any financial or operational targets, projections or milestones set forth in any Seller business plan or budget, or (e) liquidity or cash flow deficiencies affecting Seller’s business, properties, assets, liabilities, financial condition, results of operations, properties or prospects.

“Order” shall mean any order, writ, injunction, judgment, plan or decree of any Governmental Authority.

“Outside Date” shall have the meaning set forth in Section 10.1.4.

“Permitted Liens” shall mean (a) Liens for taxes not yet accrued; (b) landlord’s Liens and Liens for property taxes not delinquent; (c) statutory Liens that were created in the ordinary course of business and which are not delinquent; (d) restrictions or rights granted to Governmental Authorities under applicable Law to the extent not arising pursuant to any defaults thereunder; (e) zoning, building, or similar restrictions relating to or affecting property which do not arise in connection with a violation of applicable Law; (f) Liens on the Leased Transmitter Sites and the Studio Sites that do not materially affect the current use and enjoyment thereof in the operation of the Stations or the value of such Leased Transmitter Sites and Studio Sites; (g) customary utility and similar easements affecting property; and (h) Liens for which a proration adjustment is made pursuant to Section 3.6 of this Agreement.

“Person” or “person” shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization, other form of business or legal entity or Governmental Authority.

“Public Sale” shall have the meaning set forth in Section 6.11.1.

“Purchased Assets” shall have the meaning set forth in Section 2.1.

“Purchase Price” shall have the meaning set forth in Section 3.2.

“Purchaser” shall have the meaning set forth in the Preamble.

“Registration Statement” shall have the meaning set forth in Section 5.8.

“SEC” shall mean the Securities and Exchange Commission and any other similar or successor agency of the federal government then administering the Securities Act or the Exchange Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Seller” shall have the meaning set forth in the Preamble.

Annex I-3

“Seller’s AR” shall have the meaning set forth in Section 6.9.

“Selling Stockholders” shall have the meaning set forth in Section 6.11.1.

“Shares” shall have the meaning set forth in Section 3.2.2.

“Stations” shall have the meaning set forth in the Recitals.

“Stockholder Distribution” shall have the meaning set forth in Section 6.11.1.

“Studio Sites” shall have the meaning set forth in Section 2.1.4.

“Taxes” shall mean all federal, state and local taxes (including income, profit, franchise, sales, use, real property, personal property, ad valorem, excise, employment, social security and wage withholding taxes) and installments of estimated taxes, assessments, deficiencies, levies, imports, duties, license fees, registration fees, withholdings, or other similar charges of every kind, character or description imposed by any Governmental Authorities.

“TBA Date” shall have the meaning set forth in Section 6.9.

“Third Party Consents” shall have the meaning set forth in Section 4.15.

“Time Brokerage Agreement” shall have the meaning set forth in Section 6.10.

Annex I-4

EXHIBITS

Exhibit A	FCC Application

Exhibit B	Time Brokerage Agreement

SCHEDULES

Schedule 2.1.1	FCC Licenses

Schedule 2.1.2	Leased Transmitter Sites

Schedule 2.1.4	Studio Sites

Schedule 2.3	Assumed Contracts

Schedule 4.3	Consents and Approvals

Schedule 4.7	Tangible Personal Property

Schedule 4.8	Pending FCC Matters

Schedule 4.12	Litigation

Schedule 4.15	Third Party Consents

Schedule 5.6.2	Purchaser’s Media Interests

Schedule 7.6	Required Third Party Consents For Closing

Annex B

TIME BROKERAGE AGREEMENT

THIS TIME BROKERAGE AGREEMENT (this “Agreement”) is entered into as of the 15th day of January, 2003 (the “Effective Date”), by and between ENTRAVISION COMMUNICATIONS CORPORATION, a Delaware corporation (“Programmer”), and BIG CITY RADIO-LA, L.L.C., a Delaware limited liability company (“Licensee”).

RECITALS:

WHEREAS, Licensee is the licensee pursuant to authorizations by the Federal Communications Commission (“FCC”) of radio broadcast stations KVYY-FM, licensed to Ventura, California, KLYY-FM, licensed to Arcadia, California and KSYY-FM, licensed to Fallbrook, California (collectively, the “Stations”);

WHEREAS, during the term of this Agreement, Licensee wishes to retain Programmer to provide programming and related services for the Stations, all in conformity with Licensee’s policies and procedures, FCC rules, regulations and policies for time brokerage arrangements, and the provisions hereof;

WHEREAS, Programmer agrees to use the Stations to broadcast such programming of Programmer’s selection that is in conformity with the Communications Act of 1934, as amended and all rules, regulations and policies of the FCC (collectively, the “FCC Requirements”), subject to Licensee’s full authority to manage and control the operation of the Stations;

WHEREAS, Programmer and Licensee have entered into that certain Asset Purchase Agreement dated as of December 23, 2002 (the “Purchase Agreement”), pursuant to which Licensee has agreed to sell to Programmer, and Programmer has agreed to purchase from Licensee, certain of the radio station properties and assets relating to the Stations as described therein under the terms and conditions set forth in the Purchase Agreement; and

WHEREAS, Programmer and Licensee agree to cooperate to make this Agreement work to the benefit of the public and both parties and as contemplated by the terms set forth herein.

AGREEMENT:

NOW, THEREFORE, in consideration of the above recitals, and mutual promises and covenants contained herein, the parties intending to be legally bound, agree as follows:

SECTION 1    USE OF STATION AIR TIME.

1.1  Scope.    During the Term (as defined in Section 1.2 below), Licensee shall make available to Programmer broadcast time on the Stations as set forth in this Agreement. Programmer shall deliver such programming, at Programmer’s expense, to the Stations’ transmitters or other authorized remote control points mutually agreed to by the parties. Programmer shall provide such programming of Programmer’s selection complete with commercial matter, news, public service announcements and other programming to the Stations. Except as otherwise provided in this Agreement, Licensee agrees to broadcast such programming in its entirety, including commercials at the times specified, on the facilities of the Stations without interruption, deletion, or addition of any kind. Licensee may use such time as Licensee may require up to two (2) hours per week, for the broadcast of Licensee’s own regularly-scheduled news, public affairs, and other non-entertainment programming on the Stations, to be scheduled at mutually agreeable times. Licensee agrees that during the Term, Programmer shall have the exclusive right to sell, or engage a third party to sell, commercial time during the programming provided by Programmer to the Stations for Programmer’s account.

1.2  Term.    The term of this Agreement (the “Term”) shall commence on the date hereof, and end on the Closing Date (as defined in the Purchase Agreement), unless terminated earlier pursuant to any of the provisions of Section 5 hereof.

SECTION 2    STATION OPERATIONS.

2.1  Licensee Control Over Station Operations.

      (a)  Licensee shall retain ultimate authority, power and control over the operations of the Stations during the Term, including specifically, control over the personnel, programming and finances of the Stations.

      (b)  Subject to Licensee’s ultimate authority, power and control over the operations of the Stations, Programmer agrees to provide programming and related services to the Stations at Programmer’s sole cost and expense. Such related services shall include: (i) the sale of advertising time on the Stations; (ii) coordination of traffic and billing functions; (iii) ordinary maintenance of the Stations’ transmitting or studio equipment and the other assets used or held for use in the business and operation of the Stations, other than the FCC Licenses (as such term is defined in the Purchase Agreement) and (iv) other administrative or operational functions as Licensee and Programmer may agree to, consistent with FCC Requirements relating to time brokerage agreements. Programmer shall provide and perform Programmer’s obligations hereunder, including all related services, diligently and in a manner consistent in all material respects with customary broadcast industry practices.

      (c)  When on the Licensee’s premises, all employees of Programmer used to provide Programmer’s programming or other services to the Stations shall be subject to the overall supervision of management personnel under Licensee’s control. Subject to Licensee’s ultimate authority, power and control over the operations of the Station, Programmer’s employees shall be solely accountable to Programmer.

2.2  Station Expenses.

      (a)  During the Term, Programmer shall, at the direction of Licensee, reimburse Licensee and/or pay on an ongoing basis the expenses set forth in Schedule 2.2 hereto (and no other expenses of Licensee). Payment and/or reimbursement of such expenses (to the extent such expenses are not of a recurring nature in which such event they shall be paid and/or reimbursed consistent with past practice) shall be made by Programmer within fifteen (15) days after presentation by Licensee of written evidence of such expenses. In the event that Programmer disputes any such expense, Programmer shall timely pay those amounts that are not disputed and simultaneously advise Licensee of the basis for the disputed amounts. If the dispute cannot be resolved within thirty (30) days after delivery of a dispute notice to Licensee, the parties shall refer the matter to a mutually agreeable independent certified public accounting firm located in Los Angeles, California (the “Arbitrator”) for resolution. The decision of the Arbitrator shall be rendered within thirty (30) days of its being selected and shall be final and binding on the parties. The fees and expenses of the Arbitrator shall be borne equally by Programmer and Licensee.

      (b)  The parties acknowledge and agree that if during the Term there shall occur any material loss, damage or destruction to any of the Stations’ transmitting or studio equipment or to any of the other assets used or held for use in the business and operation of the Stations, Licensee shall make any repairs or replacements necessary to restore such piece of equipment or asset to its condition on the date hereof. Programmer shall reimburse Licensee for the expenses associated with such repair and/or replacement within fifteen (15) days after presentation by Licensee of written evidence of such expenses. In the event that Programmer disputes any such expense, such dispute shall be settled in accordance with the procedures described in Section 2.2(a) of this Agreement. Notwithstanding the foregoing, to the extent that the expense of repair and/or replacement for a single item of equipment or asset described in the first sentence of this Section 2.2(b) exceeds $5,000 during the Term, such excess expense shall be the sole responsibility of Licensee, and Programmer shall have no obligation under the terms of this Agreement to reimburse Licensee for such excess amount.

2.3  Fee.    The fee payable by Programmer to Licensee in consideration for the airtime made available hereunder and the other agreements of the parties made hereunder, shall be in the amount and manner as set forth in Schedule 2.3 hereto.

SECTION 3    STATION PUBLIC INTEREST OBLIGATIONS.

3.1  Licensee Authority.    Subject to Programmer’s obligations hereunder, Licensee shall be responsible for the Stations’ compliance with all FCC Requirements and all other applicable laws. Programmer shall cooperate with Licensee, in taking such actions as Licensee may reasonably request to assist Licensee in maintaining the Stations’ compliance with the FCC Requirements and all other applicable laws. Notwithstanding any other provision of this Agreement, Programmer recognizes that Licensee has certain obligations to operate the Stations in the public interest, to staff the Stations’ studios and to broadcast programming to meet the needs and interests of the Stations’ communities of license and service areas. Nothing in this Agreement shall abrogate or limit the unrestricted authority of Licensee to discharge Licensee’s obligations to the public and to comply with the FCC Requirements, and Licensee shall have no liability or obligation to Programmer, for taking any action that Licensee reasonably and in good faith believes to be necessary or appropriate to discharge such obligations or comply with such laws, rules, regulations or policies.

3.2  Additional Licensee Obligations.    Although both Licensee and Programmer shall cooperate in the broadcast of emergency information over the Stations, Licensee shall retain the right, without any liability or obligation to Programmer, to interrupt Programmer’s programming in case of an emergency or for programming which, in the good faith judgment of Licensee, is of greater local or national public importance. In all such cases, Licensee shall use Licensee’s commercially reasonable efforts to provide Programmer prior written notice of Licensee’s intention to interrupt Programmer’s programming. Licensee shall coordinate with Programmer each Station’s hourly station identification and any other announcements required to be aired by FCC Requirements. Licensee shall (a) maintain each Station’s local public inspection file within each Station’s community of license or at each Station’s main studio, and (b) prepare and place in such inspection file in a timely manner all material required by Section 73.3526 of the FCC’s Requirements, including each Station’s quarterly issues and program lists. Programmer shall, upon request by Licensee, promptly provide Licensee with such information concerning Programmer’s programs and advertising as is necessary to assist Licensee in the preparation of such information or to enable Licensee to verify independently the Stations’ compliance with any other laws, rules, regulations or policies applicable to the Stations’ operation.

SECTION 4    STATION PROGRAMMING & OPERATIONAL POLICIES.

4.1  Broadcast Station Programming Policy Statement.    Licensee has adopted a Broadcast Station Programming Policy Statement (the “Policy Statement”), a copy of which appears as Schedule 4.1 hereto and which may be amended from time to time in order to comply with FCC Requirements by Licensee upon written notice to Programmer. Programmer agrees and covenants to comply in all material respects with the Policy Statement, with all FCC Requirements, and with all changes subsequently made by Licensee (in good faith) or the FCC. Programmer shall furnish or cause to be furnished the artistic personnel and material for the programs as provided by this Agreement and all programs shall be prepared and presented in conformity in all material respects with FCC Requirements and with the Policy Statement. All advertising spots and promotional material or announcements shall comply in all material respects with all applicable federal, state and local laws, regulations and policies and the Policy Statement, and shall be produced in accordance with quality standards established by Programmer. If Licensee determines that a program, commercial announcement or promotional material supplied by Programmer is for any reason, in Licensee’s reasonable discretion, contrary to the public interest, or does not comply with the Policy Statement, Licensee may, upon written notice to Programmer (to the extent time permits such notice), and without any liability or obligation to Programmer, suspend or cancel such program, commercial announcement or promotional material and substitute its own programming or, if Licensee requests, Programmer shall use commercially reasonable efforts to provide promptly suitable programming, commercial announcement or other announcement or promotional material.

4.2  Licensee Control of Station Programming.    Notwithstanding any contrary provision contained in this Agreement, and consistent with Licensee’s obligations pursuant to the FCC Requirements, Licensee shall have the right, without any liability or obligation to Programmer, to delete or preempt any material contained in any programming or commercial matter furnished by Programmer for broadcast over the Stations that Licensee reasonably and in good faith believes to be unsuitable for broadcast or the broadcast of which Licensee reasonably and in good faith believes would be contrary to the public interest. Licensee shall have the right, without any liability or obligation to Programmer, to broadcast Licensee’s own programming in place of such deleted or preempted material. Licensee expressly agrees that Licensee’s right to reject or preempt any of the programming will be exercised only for cause and will not be exercised in an arbitrary manner, for the commercial advantage of Licensee, or to cause harm to the business or operations of Programmer.

4.3  Political Advertising.    Licensee shall oversee and shall take ultimate responsibility for the Stations’ compliance with the political broadcasting rules of the FCC and Sections 312 and 315 of the Communications Act of 1934, as amended (the “Act”), including the provision of equal opportunities, compliance with lowest unit charge requirements, and the provision of reasonable access to federal political candidates. Programmer shall cooperate with Licensee in complying with the political broadcasting rules of the FCC. Programmer shall supply such information promptly to Licensee as may be necessary to comply with the lowest unit charge and other applicable political broadcast requirements of federal law. To the extent that Licensee reasonably and in good faith believes necessary or appropriate, Programmer shall release advertising availabilities to Licensee to permit Licensee to comply with the political broadcasting rules of the FCC and Sections 312 and 315 of the Act. Programmer shall be entitled to all revenues received by Licensee for such advertising.

4.4  Advertising of Credit Terms.    To the extent prohibited by the rules of the Federal Trade Commission, no advertising of credit terms shall be made over broadcast material supplied hereunder by Programmer beyond mention of the fact that credit terms are available.

4.5  Payola/Plugola.    In order to enable Licensee to fulfill Licensee’s obligations under Section 317 of the Act, Programmer, in compliance with Section 507 of the Act, will, in advance of any scheduled broadcast by the Station, disclose to Licensee any information of which Programmer has knowledge or which has been disclosed to Programmer as to any money, service, or other valuable consideration that any person has paid or accepted, or has agreed to pay or to accept, for the inclusion of any matter as a part of the programming or commercial matter to be supplied to Licensee pursuant to this Agreement. Programmer will cooperate with Licensee, at Programmer’s expense, as necessary to ensure compliance with this provision. Commercial matter with obvious sponsorship identifications shall not require disclosure in addition to that contained in the commercial copy.

4.6  Programmer Compliance with Copyright Act.    Programmer represents and warrants that Programmer will have full authority to broadcast the programming on the Stations; that Programmer shall not knowingly broadcast any material in violation of the Copyright Act; and the performing rights to all music contained in broadcast material supplied hereunder by Programmer are licensed by BMI, ASCAP, or SESAC, are in the public domain, are controlled by Programmer, or are cleared at the source by Programmer.

SECTION 5    TERMINATION.

5.1  Termination by Programmer.    This Agreement may be terminated by Programmer by written notice to Licensee, if Programmer is not then in material default or breach hereof or of the Purchase Agreement, if Licensee is in material breach of Licensee’s representations or Licensee’s material obligations hereunder and has failed to cure such breach within thirty (30) days of written notice of the breach from Programmer. Notwithstanding the foregoing, the failure of any of the Stations to broadcast the Programmer’s programming for two (2) consecutive days or one-half hour for five (5) consecutive days as a result of Licensee’s preemption of such programming, shall constitute an independent basis for Programmer to immediately terminate this Agreement, without notice to or cure by Licensee.

5.2  Termination by Licensee.    This Agreement may be terminated by Licensee by written notice to Programmer, if Licensee is not then in material default or breach hereof or of the Purchase Agreement, if Programmer is in material breach of Programmer’s representations or Programmer’s material obligations hereunder and Programmer has failed to cure such breach within thirty (30) days of written notice of the breach from Licensee.

5.3  Termination.    If not otherwise earlier terminated, this Agreement will terminate upon the first to occur of any of the following:

(a)  this Agreement is declared invalid or illegal in whole or material part by an order or decree of an administrative agency or court of competent jurisdiction the effect of which would be to materially curtail Programmer’s activities hereunder and such order or decree has become final and no longer subject to further administrative or judicial review;

(b)  there has been a material change in FCC Requirements that would cause this Agreement to be in material violation thereof and such change is in effect and not the subject of an appeal or further administrative review;

(c)  the mutual written consent of both parties; or

(d)  the termination of the Purchase Agreement in accordance with the terms thereof.

5.4  Severability.    The parties hereto intend that the transactions contemplated hereunder comply in all respects with FCC Requirements. If any provision of this Agreement shall be declared void, illegal, or invalid by any governmental authority with jurisdiction thereof, the remainder of this Agreement shall remain in full force and effect without such offending provision so long as such remainder substantially reflects the intent and economic or other benefits of the original agreement of the parties hereunder. Furthermore, in such event, the parties shall use their commercially reasonable efforts to reach agreement promptly on lawful substitute provisions in place of said offending provision so as to effectuate more closely their intent as expressed hereunder. If any governmental authority grants to any other entity or individual rights which are not contained in this Agreement, then the parties shall use their commercially reasonable efforts to amend this Agreement to provide the parties hereto such lawful provisions which comport with any rules, regulations and policies adopted after the date of this Agreement.

5.5  Force Majeure.    Any failure or impairment of the assets of the Stations or any delay or interruption in the broadcast of programs, or failure at any time to furnish facilities, in whole or in part, for broadcast, due to acts of God, restrictions by any governmental authority, civil riot, fire, strike, labor unrest, floods or any other similar cause not reasonably within the control of Licensee or Programmer, shall not constitute a breach of this Agreement and Licensee will not be liable to Programmer nor will Programmer be liable to Licensee for any liability or obligation with respect thereto. In the event of a force majeure event, the affected party shall use its commercially reasonable efforts to resume its performance under this Agreement.

5.6  Insurance; Risk of Loss.    From the Effective Date through the end of the Term, Programmer shall maintain with reputable insurance companies reasonably acceptable to Licensee, insurance in such amounts and with respect to such risks reasonably acceptable to Licensee, including broadcast liability insurance and general comprehensive insurance each with a commercially reasonable amount of coverage as is conventionally carried by broadcasters comparable to Programmer. The risk of any loss, damage, impairment, confiscation, or condemnation of any equipment or other personal property owned or leased and used by Programmer in the performance of its obligations hereunder shall be borne by Programmer at all times throughout the Term.

SECTION 6    INDEMNIFICATION.

6.1  Indemnification by Programmer.    Programmer shall indemnify and hold harmless Licensee from and against any and all claims, losses, costs, liabilities, damages, expenses, including any FCC fines or forfeitures (including reasonable legal fees and other expenses incidental thereto), of every kind, nature and description (collectively “Damages”) arising or resulting from or relating to (a) Programmer’s breach of any representation, covenant, agreement or other obligation of Programmer contained in this Agreement, (b) any action taken by

Programmer or Programmer’s employees and agents with respect to the Stations, or any failure by Programmer or Programmer’s employees and agents to take any action with respect to the Stations, including Damages relating to violations of FCC Requirements, slander, libel, defamation or other claims relating to programming provided by Programmer or Programmer’s broadcast and sale of advertising time on the Stations, except to the extent directed by or caused by Licensee or its officers, employees, agents or Affiliates, or (c) the business or operations of the Stations conducted by Programmer from and after the date of this Agreement.

6.2  Indemnification by Licensee.    Licensee shall indemnify and hold harmless Programmer from and against any and all Damages arising or resulting from or relating to (a) Licensee’s breach of any representation, covenant, agreement or other obligation of Licensee contained in this Agreement, or (b) any action taken by Licensee or Licensee’s employees and agents with respect to the Stations, or any failure by Licensee or Licensee’s employees and agents to take any action with respect to the Stations, including Damages relating to violations of FCC Requirements, slander, libel, defamation or other claims relating to programming provided by Licensee or (c) the business or operations of the Stations conducted by Licensee from and after the date of this Agreement.

SECTION 7    REPRESENTATIONS, WARRANTIES, AND COVENANTS.

7.1  Representations, Warranties, and Covenants of Licensee.    Licensee represents, warrants and covenants that:

(a)  The execution, delivery and performance by Licensee of this Agreement, the fulfillment of and the compliance with the terms and provisions hereof, and the consummation by Licensee of the transactions contemplated hereby have been duly authorized by all requisite corporate action (which authorization has not been modified or rescinded and is in full force and effect), and do not and will not: (i) conflict with, or violate any provision of, any Law having applicability to Licensee or any affiliate of Licensee or any provision of the organizational documents of Licensee; (ii) conflict with, or result in any breach of, or constitute a default under, any agreement to which Licensee is a party or by which Licensee is bound; or (iii) result in or require the creation or imposition of or result in the acceleration of any indebtedness, or of any mortgage, lien, pledge, encumbrance, security interest, deed of trust, option, encroachment, reservation, order, decree, judgment, restriction, charge, agreement, claim or equity of any kind (“Encumbrance”) of any nature upon, or with respect to, Licensee or any of the assets now owned or hereafter acquired by Licensee. No other action is necessary for Licensee to enter into this Agreement and to consummate the transactions contemplated hereby.

(b)  This Agreement constitutes a valid and binding obligation of Licensee, enforceable in accordance with its terms.

(c)  Licensee currently is the holder of the authorizations related to each of the Stations listed on Schedule 7.1 attached hereto.

7.2  Representations, Warranties and Covenants of Programmer.    Programmer represents, warrants, and covenants that:

(a)  The execution, delivery and performance by Programmer of this Agreement, the fulfillment of and the compliance with the terms and provisions hereof, and the consummation by Programmer of the transactions contemplated hereby have been duly authorized by all necessary corporate action (which authorization has not been modified or rescinded and is in full force and effect), and do not and will not: (i) conflict with, or violate any provision of, any Law having applicability to Programmer or any affiliate of Programmer or any provision of the organizational documents of Programmer; (ii) conflict with, or result in any breach of, or constitute a default under, any agreement to which Programmer is a party or by which Programmer is bound; or (iii) result in or require the creation or imposition of or result in the acceleration of any indebtedness, or of any Encumbrance of any nature upon, or with respect to, Programmer or any of the assets now owned or hereafter acquired by Programmer. No other corporate action is necessary for Programmer to enter into this Agreement and to consummate the transactions contemplated hereby.

(b)  This Agreement constitutes a valid and binding obligation of Programmer, enforceable in accordance with its terms.

SECTION 8    MISCELLANEOUS.

8.1  Further Assurances.    Each of the parties hereto hereby agrees to take or cause to be taken such further actions, to execute, deliver and file or cause to be executed, delivered and filed such further documents, and will obtain such consents, as may be necessary or as may be reasonably requested in order to fully effectuate the purposes, terms and conditions of this Agreement.

8.2  Expenses; Attorney’s Fees.    Each party hereto will pay its own expenses incurred by such party in connection with the negotiation, preparation, execution and consummation of this Agreement and the transactions contemplated hereby, including all legal and accounting fees and disbursements. The prevailing party in any proceeding relating to the enforceability or interpretation of this Agreement may recover from the unsuccessful party all out-of-pocket costs, expenses and reasonable attorney’s fees relating to any proceeding, including any post-judgment or post-award and judgment enforcement proceedings.

8.3  Assignment.    No party shall assign its rights and obligations under this Agreement, in whole or in part, whether by operation of law or otherwise, without the prior written consent of the other party hereto, and any such assignment contrary to the terms hereof shall be null and void and of no force and effect. In no event shall the assignment by any party of its respective rights or obligations under this Agreement release such party from its respective liabilities and obligations hereunder.

8.4  Entire Agreement; Amendments.    This Agreement constitutes the entire agreement among the parties hereto with respect to the transactions contemplated herein and, except for the Purchase Agreement, and documents delivered pursuant thereto, supersede all prior oral or written agreements, commitments or understandings with respect to the matters provided for herein. No amendment, modification or discharge of this Agreement shall be valid or binding unless set forth in writing and duly executed and delivered by the party against whom enforcement of the amendment, modification, or discharge is sought.

8.5  Waiver.    No delay or failure on the part of any party hereto in exercising any right, power or privilege under this Agreement or under any other documents furnished in connection with or pursuant to this Agreement shall impair any such right, power or privilege or be construed as a waiver of any default or any acquiescence therein. No single or partial exercise of any such right, power or privilege shall preclude the further exercise of such right, power or privilege, or the exercise of any other right, power or privilege. No waiver shall be valid against any party hereto unless made in writing and signed by the party against whom enforcement of such waiver is sought and then only to the extent expressly specified therein.

8.6  Consent to Jurisdiction.

(a)  This Agreement and the duties and obligations of the parties hereunder and under each of the documents referred to herein shall be enforceable against any party in the courts of the United States of America and of the State of New York. For such purpose, each party hereto hereby irrevocably submits to the jurisdiction of such courts, and agrees that all claims in respect of this Agreement and such other documents may be heard and determined in any of such courts.

(b)  Each party hereto hereby irrevocably agrees that a final judgment of any of the courts specified above in any action or proceeding relating to this Agreement or to any of the other documents referred to herein or therein shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

8.7  Governing Law.    This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of the State of New York (excluding the choice of law rules thereof).

8.8  Notices.    All notices, demands, requests, or other communications which may be or are required to be given, served, or sent by any party to any other party pursuant to this Agreement shall be in writing and shall be hand delivered, sent by overnight courier or mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, or transmitted by telegram, telecopy or telex, addressed as follows:

(a)  If the notice is to Programmer:

Entravision Communications Corporation
2425 Olympic Boulevard, Suite 6000 West
Santa Monica, California 90404
Attention: Walter F. Ulloa
Facsimile: (310) 447-3899

with a copy (which shall not constitute notice) to:

Entravision Communications Corporation
2425 Olympic Boulevard, Suite 6000 West
Santa Monica, California 90404
Attention: Michael G. Rowles
Facsimile: (310) 453-9919

(b)  If to Licensee:

Big City Radio, Inc.
c/o Metromedia Company
One Meadowlands Plaza
East Rutherford, New Jersey 07073-2137
Attention: David A. Persing
Telephone: (201) 531-8022
Facsimile: (201) 531-2803

with a copy (which shall not constitute notice) to:

Hogan & Hartson L.L.P.
8300 Greensboro Drive
Suite 1100
McLean, Virginia 22102
Attention: Thomas E. Repke
Telephone: (703) 610-6138
Facsimile: (703) 610-6200

or to such other address as Licensee may from time to time designate.

Each party may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request, or communication which shall be hand delivered, sent, mailed or faxed in the manner described above, shall be deemed sufficiently given, served, sent, received or delivered for all purposes at such time as it is delivered to the addressee (with the return receipt or the delivery receipt, being deemed conclusive, but not exclusive, evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

8.9  Interpretation.    Section headings contained in this Agreement are inserted for convenience of reference only, shall not be deemed to be a part of this Agreement for any purpose, and shall not in any way define or affect the meaning, construction or scope of any of the provisions hereof. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

8.10  Counterparts.    To facilitate execution, this Agreement may be executed in as many counterparts as may be required. It shall not be necessary that the signatures of, or on behalf of, each party, or that the signatures of all persons required to bind any party, appear on each counterpart; but it shall be sufficient that the signature of, or on behalf of, each party, or that the signatures of the persons required to bind any party, appear on one or more of the counterparts. All counterparts shall collectively constitute a single agreement. It shall not be necessary in making proof of this Agreement to produce or account for more than a number of counterparts containing the respective signatures of, or on behalf of, all of the parties hereto.

8.11  Limitation on Benefits.    The covenants, undertakings and agreements set forth in this Agreement shall be solely for the benefit of, and shall be enforceable only by, the parties hereto and their respective successors and permitted assigns.

8.12  Binding Effect.    Subject to any provisions hereof restricting assignment, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs, executors, administrators, legal representatives and assigns.

8.13  Taxes.    Licensee and Programmer shall each pay its own ad valorem taxes, if any, which may be assessed on such party’s personal property for the periods that such items are owned by such party.

8.14  No Joint Venture or Partnership.    Programmer shall act as an independent contractor in rendering its services hereunder. Neither party shall have any power or authority to act for or on behalf of the other or to bind the other in any manner whatsoever, except as and to the extent expressly provided for in this Agreement. The parties hereto agree that nothing herein shall constitute a joint venture or partnership between them.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Time Brokerage Agreement as of the date first above written.

PROGRAMMER: ENTRAVISION COMMUNICATIONS CORPORATION

By:	/S/ WALTER F. ULLOA

Name:	WALTER F. ULLOA

Title:	CHAIRMAN/CEO

LICENSEE: BIG CITY RADIO-LA, L.L.C.

By:	/S/ P. R. THOMSON

Name:	P. R. THOMSON

Title:	VP CFO

SCHEDULE 2.2

Station Expenses Categories

Facility:
Orion Pictures—1888 Century Park East #200, Los Angeles, CA
Fellow Management—Portola Plaza, Ventura, CA
Thompson Mullin & Sides—120 Main St, Fallbrook, CA
USDA Forestry—Santa Anita Canyon, Sierra Madre, CA
UA Corporation—450 Yucca Dr, Fallbrook, CA
Fox Loe Properties—Red Mountain, Ventura, CA
Dan T Paulson—46752 Rainbow Canyon, Temecula, CA
Arden/SpectraSite—303 N. Glenoaks, Burbank, CA
Central Parking System—Promotion Vehicle Parking
Norman Switzer—1630 Cotner, Los Angeles, CA

Equipment Rental/Lease:
Ford Credit NA—2000 Explorer
Ford Credit NA—2001 E150 Van
Ford Credit NA—1999 Explorer
GMAC—2001 GMC Yukon
QI Exchange—2001 Ford Explorer Sport

Service Agreement:
Arbitron—Scarborough
Arbitron—Standard
Arbitron—Arbitrends
Arbitron—Tapscan
Arbitron—Salescan
Arbitron—Maximizer
Copiers ETC—Konica Copier 3135
GE Capital—Copier & Fax Machine

Utilities:
Intermedia Communications—T1 Fallbrook
Southern California Disposal - 1630 Cotner
Bentall—HVAC—1888 Century Park East
LA DWP—1630 S.Cotner / Promotion Office
Pacific Bell—Fallbrook Transmitter Line
Pacific Bell—Fallbrook ISDN Line
Pacific Bell—Ventura Transmitter Line
Pacific Bell—Business Office—ISDN & Remote Line
Pacific Bell—Business Office—Listenter Line
Pacific Bell—Business Office Line
Pacific Bell—Listener Call-In Line
Southern California Edison—4882 McGrath St, Ventura Site
Southern California Edison—2180 Casutas Vista, Ventura Site
Verizon California—Arcadia Transmitter Backup Line
Verizon California—Directory Service
AT&T—ISDN Line Ventura
AT&T—ISDN Circuit
AT&T—Ventura Line

Employee Expense:
Engineering Manager
Employee Benefits for Engineering Manager (Health/Dental/Life)

SCHEDULE 2.3

Fee

During the Term, Programmer shall pay to Licensee a fee, as follows: (i) on the Effective Date, Programmer shall pay $1,000 (the “Base Fee”) to Licensee, and (ii) on each succeeding monthly anniversary of the Effective Date, Programmer shall pay the Base Fee to Licensee. In the event that the final month of the Term shall be less than a full calendar month, the Base Fee for such month shall be pro-rated by the ratio of the number of days of the month falling within the Term divided by the total number of calendar days in that month of the Term.

SCHEDULE 4.1

Broadcast Station Programming Policy Statement

I.  No Plugola or Payola.    Except for commercial messages aired in compliance with 47 C.F.R. §73.1212, Programmer shall not receive any consideration in money, goods, services, or otherwise, directly or indirectly (including to relatives) from any persons or company for the presentation of any programming over the Stations without reporting the same to Licensee’s station managers. The commercial mention of any business activity or “plug” for any commercial, professional, or other related endeavor, except where contained in an actual commercial message of a sponsor, is prohibited.

II.  No Lotteries.    Announcements giving any information about lotteries or games prohibited by applicable federal or state law or regulation are prohibited.

III.  Election Procedures.    At least fifteen (15) days before the start of any primary or election campaign, Programmer will clear with Licensee’s station managers the rates Programmer will charge for the time to be sold for use by qualified candidates for the public office and/or their supporters to make certain that the rates charged are in conformance with applicable law and the Stations’ policies.

IV.  Required Announcements.    Programmer shall broadcast (i) an announcement in a form satisfactory to Licensee at the beginning of each hour to identify the Stations and (ii) any other announcements that may be required by law or regulation.

V.  No Illegal Announcements.    No announcements or promotion prohibited by applicable federal, state law or regulation shall be made over the Stations. Any game, contest, or promotion relating to or to be presented over the Stations must be fully stated and explained in advance to Licensee, which reserves the right in its sole discretion to reject any game, contest, or promotion.

VI.  Licensee Discretion Paramount.    In accordance with the Licensee’s responsibility under the Communications Act of 1934, as amended, and the FCC Requirements, Licensee reserves the right to reject or terminate any advertising proposed to be presented or being presented over the Stations which is in conflict with established policies of the Stations or which in Licensee’s or its station managers’ reasonable judgment would be contrary to the public interest.

Licensee may waive any of the foregoing regulations in specific instances, if, in its opinion, the Stations will remain in compliance with all applicable laws, rules, regulations and policies and broadcasting in the public interest is served. In any case where questions of policy or interpretation arise, Programmer should submit the same to Licensee for decision before making any commitments in connection therewith.

SCHEDULE 7.1

Main Station FCC Licenses:

Call Sign	Facility ID	Location	FCC File No.	License Expiration Date
KLYY(FM)*	35113	Arcadia, California	BMLH-20000927ABW	12/01/2005
KSYY(FM)*	35139	Fallbrook, California	BLH-19850508KA	12/01/2005
KVYY(FM)	33567	Ventura, California	BLH-20010102AAI	12/01/2005

FM Translator FCC License:
Call Sign	Facility ID	Location	FCC File No.	License Expiration Date
K252BF	35138	Temecula, California	BLFT-19961120TG	12/01/2005

FM Booster FCC License:
Call Sign	Facility ID	Location	FCC File No.	License Expiration Date
KLYY-FM1	35114	Burbank, California	BLFTB-19980902TK	12/01/2005

Auxiliary FCC Licenses: None

Pending FCC Applications:

KLYY-FM1: Form 349 for construction permit for minor change in licensed facility, accepted for filing October 8, 2002. FCC File No. BPFTB-20021007ABI. A December 16, 2002 letter regarding this application was received from the FCC concerning a coordinate discrepancy; a responsive amendment is due by January 15, 2003.

FCC Antenna Structure Registration: None

*
Big City Radio filed a rulemaking proposal at the FCC seeking to upgrade KLYY(FM) (from Class A to Class B1) and to make a change in the allotted Channel for KSYY(FM). The FCC’s staff denied the proposal on October 9, 2002. On November 8, 2002, Big City filed an Application for Review of the staff’s action. The Application for Review remains pending.

Annex C

BIG CITY RADIO, INC.

WRITTEN CONSENT OF MAJORITY STOCKHOLDERS

December 23, 2002

The undersigned, being the holders of a majority of the outstanding shares of Class B common stock, par value $.01 per share, of Big City Radio, Inc., a Delaware corporation (the “Corporation”), which constitute a majority of the voting power of the outstanding shares of common stock of the Corporation, including the outstanding shares of Class A common stock, par value $.01 per share, of the Corporation, entitled to vote, in accordance with Section 228(a) of the General Corporation Law of the State of Delaware (the “DGCL”), hereby consent to the adoption of the following resolutions in accordance with Section 271 of the DGCL:

WHEREAS, the Board of Directors of the Corporation has approved and adopted, and recommended for approval by the stockholders of the Corporation that certain Asset Purchase Agreement dated as of December 23, 2002, by and among the Corporation, Big City Radio-LA, L.L.C., a wholly-owned subsidiary of the Corporation (“BCR-LA” and together with the Corporation, “Seller”), and Entravision Communications Corporation (“Purchaser”), pursuant to which Seller desires to sell, and Purchaser desires to purchase, substantially all of Seller’s assets related to radio broadcast stations KVVY-FM, licensed to Ventura, California, KLYY-FM, licensed to Arcadia, California, and KSYY-FM, licensed to Fallbrook, California (the “Entravision Purchase Agreement”);

WHEREAS, the Board of Directors of the Corporation believes that it is advisable and in the best interests of the Corporation, its stockholders and creditors for the Corporation to execute and deliver the proposed Entravision Purchase Agreement and to consummate the transactions described therein and contemplated thereunder, subject to the terms and conditions set forth in the Entravision Purchase Agreement and consistent with these resolutions; and

WHEREAS, the Board of Directors of the Corporation resolved that to the extent that the consummation of the transactions contemplated by the Entravision Purchase Agreement may constitute by itself or in connection with other transactions of the Corporation a plan to sell all or substantially all of the assets of the Corporation pursuant to Section 271 of the DGCL, the Board of Directors deemed the transactions contemplated by the Entravision Purchase Agreement to be expedient and recommended that the stockholders of the Corporation authorize, adopt and approve the Entravision Purchase Agreement and any other agreements referred to therein or contemplated thereby and all the transactions described therein and contemplated thereunder.

NOW THEREFORE, BE IT RESOLVED, that the Entravision Purchase Agreement and the transactions contemplated thereby are hereby approved, adopted and confirmed;

RESOLVED FURTHER, that to the extent that the consummation of the transactions contemplated by the Entravision Purchase Agreement may constitute by itself or in connection with other transactions of the Corporation a plan to sell all or substantially all of the assets of the Corporation pursuant to Section 271 of the DGCL, this Written Consent shall satisfy the requirement of stockholder approval as contemplated by Section 271 of the DGCL;

RESOLVED FURTHER, that consistent with the foregoing resolution, the appropriate officers of the Corporation, or any one or more of them, hereby are authorized and directed, in the name and on behalf of the Corporation, to do all things, to take all such actions and to execute, deliver and file all such other agreements, amendments, instruments, reports, documents and regulatory and other notices as may be determined by such officer(s) to be necessary or appropriate in effecting the forgoing resolutions (such determination to be

C-1

conclusively, but not exclusively, evidenced by the taking of such actions or the execution, delivery and filing of such agreements, amendments, instruments, reports, documents or regulatory or other notices by such officer(s)); and

RESOLVED FURTHER, that all actions taken and all agreements, amendments, instruments, reports, documents and regulatory and other notices executed delivered or filed through the date hereof, and all actions to be taken and all agreements, amendments, instruments, reports, documents and regulatory and other notices to be executed, delivered or filed after the date hereof, by the appropriate officers of the Corporation, or any agents, attorneys, accountants and outside consultants of the Corporation, in the name and on behalf of the Corporation, in connection with the Entravision Purchase Agreement, and the transactions contemplated thereunder are hereby authorized, approved, ratified and confirmed in all respects.

* * *

IN WITNESS WHEREOF, the undersigned have executed this Written Consent of Majority Stockholders as of the 23rd day of December, 2002.

Date: 12/23/02	/s/ STUART SUBOTNICK
Stuart Subotnick

Date: 12/23/02	/s/ ANITA SUBOTNICK
Anita Subotnick

SUBOTNICK PARTNERS, L.P.

Date: 12/23/02	/s/ ANITA SUBOTNICK
Anita Subotnick,
General Partner

C-2

PART II

ITEM 20.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law (“Section 145”), as the same exists or may hereafter be amended, provides that a Delaware corporation may indemnify any persons who were, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Entravision’s first restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, as it may be amended from time to time, none of Entravision’s directors will be personally liable to Entravision or Entravision’s stockholders for monetary damages resulting from a breach of fiduciary duty as a director, except for (i) liability resulting from a breach of the director’s duty of loyalty to Entravision or its stockholders, (ii) acts or omissions which are not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) a transaction from which the director derived an improper personal benefit.

Entravision’s certificate of incorporation also provides mandatory indemnification for the benefit of Entravision’s directors and officers and discretionary indemnification for the benefit of Entravision’s employees and agents, in each instance to the fullest extent permitted by Delaware law, as it may be amended from time to time. In addition, Entravision has entered into individual indemnification agreements with each of its directors and officers providing additional indemnification benefits. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Entravision’s directors or officers or persons controlling us pursuant to the foregoing provisions, Entravision has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Entravision provides directors’ and officers’ liability insurance coverage for its directors and officers.

ITEM 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)    Exhibits:

The following exhibits are attached hereto and incorporated herein by reference:

Exhibit Number	Exhibit Description
2.1
Asset Purchase Agreement dated as of December 23, 2002 by and among Big City Radio, Inc., Big City Radio-LA, L.L.C., as Big City Radio, and Entravision Communications, Inc., as Purchaser (attached as Annex A to the joint information statement/prospectus contained in this registration statement).

3.1(1)	First Restated Certificate of Incorporation.
3.2(2)	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock.
3.3*	Second Amended and Restated Bylaws, as adopted on July 11, 2002.
5**	Opinion of Foley & Lardner.
10.1
Time Brokerage Agreement dated as of January 15, 2003 by and between Entravision Communications Corporation and Big City Radio - LA, L.L.C. (attached as Annex B to the joint information statement/prospectus contained in this registration statement).

21.1*	Subsidiaries of the Registrant.
23.1**	Consent of Foley & Lardner (included in Exhibit 5).
23.2*	Consent of Independent Accountants for Entravision.
23.3*	Consent of Independent Accountants for Big City Radio.
24*	Power of Attorney (included on the Signature Page to this registration statement).
99.1*	FCC Application (Exhibit B to Exhibit 2.1, not included as part of Annex A to the joint information statement/prospectus contained in this registration statement).

*	Filed herewith
**	To be filed by amendment

(1)	Incorporated by reference from Entravision’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000, filed with the SEC on September 15, 2000.

(2)	Incorporated by reference from Entravision’s Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on March 28, 2001.

(b)    Financial Statement Schedules:

None.

ITEM 22.    UNDERTAKINGS

(a)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    The undersigned registrant hereby undertakes as follows:

(1)    that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form; and

(2)    that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)    The undersigned registrant undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(f)    The undersigned registrant hereby undertakes:

(1)    to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)    to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on January 16, 2003.

ENTRAVISION COMMUNICATIONS CORPORATION

By:	/s/ WALTER F. ULLOA
Walter F. Ulloa Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

That the undersigned officers and directors of Entravision Communications Corporation, a Delaware corporation, do hereby constitute and appoint Walter F. Ulloa and John F. DeLorenzo, and either of them, the lawful attorneys-in-fact and agents with full power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, and either one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms all that said attorneys and agents, or either one of them, will do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ WALTER F. ULLOA Walter F. Ulloa	Chairman, Chief Executive Officer and Director (principal executive officer)	January 16, 2003

/s/ PHILIP C. WILKINSON Philip C. Wilkinson	President, Chief Operating Officer and Director	January 16, 2003

/s/ JOHN F. DELORENZO John F. DeLorenzo	Executive Vice President, Treasurer and Chief Financial Officer (principal financial officer and principal accounting officer)	January 16, 2003

/s/ PAUL A. ZEVNIK Paul A. Zevnik	Secretary and Director	January 16, 2003

/s/ DARRYL B. THOMPSON Darryl B. Thompson	Director	January 16, 2003

/s/ AMADOR S. BUSTOS Amador S. Bustos	Director	January 16, 2003

/s/ MICHAEL S. ROSEN Michael S. Rosen	Director	January 16, 2003

/s/ ESTEBAN E. TORRES Esteban E. Torres	Director	January 16, 2003

/s/ PATRICIA DIAZ DENNIS Patricia Diaz Dennis	Director	January 16, 2003

Exhibit Index

Exhibit Number	Exhibit Description
2.1
Asset Purchase Agreement dated as of December 23, 2002 by and among Big City Radio, Inc., Big City Radio-LA, L.L.C., as Big City Radio, and Entravision Communications, Inc., as Purchaser (attached as Annex A to the joint information statement/prospectus contained in this registration statement).

3.1(1)	First Restated Certificate of Incorporation.
3.2(2)	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock.
3.3*	Second Amended and Restated Bylaws, as adopted on July 11, 2002.
5**	Opinion of Foley & Lardner.
10.1
Time Brokerage Agreement dated as of January 15, 2003 by and between Entravision Communications Corporation and Big City Radio - LA, L.L.C. (attached as Annex B to the joint information statement/prospectus contained in this registration statement).

21.1*	Subsidiaries of the Registrant.
23.1**	Consent of Foley & Lardner (included in Exhibit 5).
23.2*	Consent of Independent Accountants for Entravision.
23.3*	Consent of Independent Accountants for Big City Radio.
24*	Power of Attorney (included on the Signature Page to this registration statement).
99.1*	FCC Application (Exhibit B to Exhibit 2.1, not included as part of Annex A to the joint information statement/prospectus contained in this registration statement).

*	Filed herewith
**	To be filed by amendment

(1)	Incorporated by reference from Entravision’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000, filed with the SEC on September 15, 2000.

(2)	Incorporated by reference from Entravision’s Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on March 28, 2001.